CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 2320-8284
Manager, Investor Relations Department	Fax: (562) 2671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140, 19th floor	Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS

Net income up 13.8% in 2013. ROE reaches 20.2%

In 2013, Banco Santander Chile’s Net income attributable to shareholders totaled Ch$441,926 million (Ch$2.35 per share and US$1.79/ADR) increasing 13.8% compared to 2012. The Bank’s ROE for the year reached 20.2%; the Net interest margin was 5.0% and the Efficiency ratio (cost / Income) was 40.4%. These results include a Ch$78,122 million pre-tax gain from the sale of our asset management business in December 2013 (included as Income from investments from other companies). Operating income, which excludes this one-time gain, increased by 3.4% in 2013 and totaled Ch$458,984 million.

In 4Q13, Net income attributable to shareholders totaled Ch$173,982 million (Ch$0.92 per share and US$0.71/ADR), increasing 72.0% compared to 3Q13 (from now on QoQ) and 53.3% compared to 4Q12 (from now on YoY). The ROE in the quarter was 30.7%. Excluding the sale of the asset management subsidiary, net income totaled Ch$111,484 million and the ROE reached 19.7%.

Strong operating trends in 4Q13: Operating income up 16.0% QoQ and 14.6% YoY

The Bank’s Operating income*, which does not include the sale of the asset management business, totaled Ch$138,580 million in 4Q13, increasing 16.0% QoQ and 14.6% YoY. In this period, the Bank saw a favorable evolution of business volumes, margins, asset quality and costs that lead to the highest level of quarterly Operating income in two years.

* Operating income: Net interest income + Net fee income + Financial transactions, net + Other operating income, net - provisions - operating expenses

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	2

Positive loan growth: 10.9% YoY overall and 14.6% in targeted segments

In 4Q13, total loans increased 3.0% QoQ (an annualized rate of 12%) and 10.9% YoY. In the quarter, loan growth continued to accelerate in the segments the Bank is targeting: high-income individuals, small and mid-sized companies (SMEs) and the middle market of companies. Loans in these combined markets increased 3.4% QoQ and 14.6% YoY. In terms of products, consumer loans led growth and increased 5.4% QoQ and 15.8% YoY.

* Targeted markets: High-income individuals, SMEs and Middle-market

Improved funding mix and strong growth of core deposits

Total deposits grew 2.3% QoQ and 8.6% YoY. Non-interest bearing demand deposits increased 6.9% QoQ and 13.1% YoY. In the quarter, the Bank’s funding strategy continued to be focused on increasing Client deposits (demand and time deposits from our retail and corporate clients), replacing deposits from more expensive short-term institutional sources. Client deposits expanded 3.2% QoQ and 19.8% YoY. Client deposit growth was led by an increase in deposits from individuals, which grew 4.2% QoQ, and 18.2% YoY.

* Client deposits: demand and time deposits from our retail and corporate clients

Sustained growth of NIMs, net of provisions

In 4Q13, Net interest income increased 2.2% QoQ and 3.9% YoY. The 2.8% QoQ growth of average loans and a better funding mix drove this rise in net interest income. The Net interest margin (NIM) in 4Q13 reached 5.2% compared to 5.3% in 3Q13 and 5.5% in 4Q12. The Bank focus is to maximize NIMs, net of provision expenses, by growing on relatively less risky segments. In 4Q13, the Bank’s total NIM, net of provision expense, reached 3.7% compared to 3.5% in 3Q13. This rise was led by improvements in margins in consumer lending. The NIM of consumer loans, net provisions, increased from 9.1% in 4Q12 to 10.4% in 4Q13.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	3

Most asset quality metrics improve in 4Q13

Net provision for loan losses decreased 8.7% QoQ and 2.6% YoY in 4Q13. The Cost of credit (Provision expenses annualized divided by total loans) reached 1.7% in 4Q13 improving from 1.9% in both 3Q13 and 4Q12. Key in this lower expense was the reduction in provisions in consumer lending. Net provisions in consumer loans, which represented 41% of total provision expense, decreased 19.8% QoQ and 37.5% YoY. The decline in consumer provision expense was due to: (i) the focus on loan growth in the higher end of the consumer market, (ii) the tightening of admissions policies, (iii) the revamping of the collections process and (iv) the focus on growing via pre-approved loans.

The Bank’s total Non-performing loan (NPLs) ratio reached 2.9% in 4Q13 improving from 3.0% in 3Q13 and 3.2% in 4Q12. The Risk index remained stable at 2.9%. Total Coverage of NPLs in 4Q13 reached 99.2% compared to 94.8% in 3Q13 and 92.0% in 4Q12.

*Net interest income, net of provisions over average interest earning assets

Efficiency ratio improves to 38.2% in 4Q13

Operating expenses decreased 2.1% QoQ in 4Q13, expanding 1.4% YoY, as the Bank continues to wrap up its investment program in the Transformation Project. The Efficiency ratio (cost / income) reached 38.2% in 4Q13 compared to 39.8% in 3Q13 and 39.5% in 4Q12.

Core capital ratio reaches 10.6% in 4Q13

Santander Chile’s Core capital ratio reached 10.6% at year-end 2013. The Bank’s BIS ratio reached 13.8% at the same date.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	4

Banco Santander Chile: Summary of Quarterly Results1

	Quarter			Change %
(Ch$ million)	4Q13	3Q13	4Q12	4Q13 / 4Q12	4Q13 / 3Q13
Net interest income	294,009	287,605	282,991	3.9%	2.2%
Fee income	56,140	54,931	62,352	(10.0)%	2.2%
Core revenues	350,149	342,536	345,343	1.4%	2.2%
Financial transactions, net	32,983	27,615	18,134	81.9%	19.4%
Provision expense	(88,039)	(96,479)	(90,387)	(2.6)%	(8.7)%
Operating expenses	(139,936)	(142,881)	(138,027)	1.4%	(2.1)%
Other operating income and expenses, net	(16,577)	(11,350)	(14,092)	17.6%	46.1%
Operating income	138,580	119,441	120,971	14.6%	16.0%
Net income attributable to shareholders	173,982	101,173	113,476	53.3%	72.0%
Net income/share (Ch$)	0.92	0.54	0.60	53.3%	72.0%
Net income/ADR (US$)[1]	0.71	0.43	0.50	40.1%	65.1%
Total loans	20,935,312	20,323,264	18,876,079	10.9%	3.0%
Deposits	15,296,035	14,947,496	14,082,232	8.6%	2.3%
Shareholders’ equity	2,325,678	2,213,114	2,134,778	8.9%	5.1%
Net interest margin	5.2%	5.3%	5.5%
Efficiency ratio	38.2%	39.8%	39.5%
Return on average equity[2]	30.7%	18.6%	21.6%
NPL / Total loans[3]	2.9%	3.0%	3.2%
Coverage NPLs	99.2%	94.8%	92.0%
Risk index[4]	2.9%	2.9%	2.9%
Cost of credit[5]	1.7%	1.9%	1.9%
Core Capital ratio	10.6%	10.4%	10.7%
BIS ratio	13.8%	13.0%	13.7%
Branches	493	488	499
ATMs	1,860	1,915	2,001
Employees	11,516	11,626	11,713
1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate Ch$523.76 per US$ as of Dec. 31, 2013.
2.	Annualized quarterly net income attributable to shareholders / Average equity attributable to shareholders in the quarter.
3.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
4.	Risk Index: Loan loss allowances / Total loans: measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
5.	Cost of credit: Provision expenses annualized divided by total loans.

1 In 2013, the Bank has reclassified various administrative and other operating expenses to net fee income. At The same time, the Bank adjusted historical figures for the amendments made IAS 19. The historical figures presented here have been adjusted to make them comparable.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	5

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Positive loan growth in the quarter in the segments the Bank has targeted for growth

Loans	Quarter ended,			% Change
(Ch$ million)	Dec-13	Sep-13	Dec-12	Dec. 13 / 12	Dec. / Sep. 2013

Total loans to individuals[1]	10,437,701	10,109,173	9,672,222	7.9%	3.2%
Consumer loans	3,607,248	3,423,558	3,115,477	15.8%	5.4%
Residential mortgage loans	5,625,812	5,465,600	5,271,581	6.7%	2.9%
SMEs	3,223,215	3,168,804	2,890,251	11.5%	1.7%
Institutional lending	353,509	360,276	355,518	(0.6%)	(1.9%)
Middle-Market & Real estate	4,678,243	4,541,824	4,058,693	15.3%	3.0%
Corporate	2,219,045	2,153,343	1,863,595	19.1%	3.1%
Total loans [2]	20,935,312	20,323,264	18,876,079	10.9%	3.0%

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.

2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and exclude interbank loans.

In 4Q13, Total loans increased 3.0% QoQ (an annualized rate of 12%) and 10.9% YoY. In the quarter, loan growth continued to accelerate in the markets the Bank is targeting: high-income individuals, small and mid-sized companies (SMEs) and the middle market of companies. Loans in these Targeted segments increased 3.4% QoQ and 14.6% YoY. This is in line with the Bank’s strategy of expanding loan volumes with a focus on increasing spreads, net of provisions in an economic environment that remains healthy, but with growth decelerating.

Loans to individuals, which include consumer, mortgage and commercial loans to individuals, increased 3.2% QoQ and 7.9% YoY in 4Q13. In the quarter, the Bank focused on expanding its consumer loan portfolio in higher income segments, while remaining more selective in lower income segments. Loans in the high-income segment, which are mainly distribute through the Santander Select network, increased 4.6% QoQ and 15.8% YoY. The Bank is also beginning to grow in the lower income segments, albeit at a slow pace. In the mid-lower income segments, loan growth increased 1.3% QoQ and decreased 2.4% for the year as a whole.

By products, total consumer loans increased 5.4% QoQ and 15.8% YoY. Residential mortgage loans expanded 2.9% QoQ and 6.7% YoY. The Bank continues to be selective in residential mortgage loan growth. In the quarter, growth was centered on mortgages with LTVs below 80%, which today have the highest profitability profile for this product.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	6

Lending to SMEs, (defined as companies that sell less than Ch$1,200 million per year) expanded 1.7% QoQ and 11.5% YoY, reflecting the Bank’s consistent focus on this segment despite the relatively higher credit risk. Growth continues to be focused mainly among SMEs loans that are partially backed by state guarantee programs.

In 4Q13, the middle-market segment (companies with annual sales between Ch$1,200 million and Ch$10,000 million per year) loans increased 3.0% QoQ and 15.3% YoY. This segment is also generating increasingly higher levels of business volumes in other areas such as cash management, which has helped to drive the rise in client deposits.

In the large corporate segment (companies with sale over Ch$10,000 million per year or that are part of a large foreign or local economic group), loans increased 3.1% QoQ and 19.1% YoY. The Bank’s non-lending business in this segment, especially cash management services, continues to thrive. This in many instances also results in an increase in lending to these clients. Moreover, the rise in external funding cost for companies throughout 2013 has resulted in higher local demand for short-term lending from corporates, contrasting with the opposite scenario in 2012.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	7

DEPOSITS

Improved funding mix with strong growth of non-interest bearing demand deposits

Deposits	Quarter ended,			% Change
(Ch$ million)	Dec-13	Sep-13	Dec-12	Dec. 13 / 12	Dec. / Sep. 2013
Demand deposits	5,620,763	5,257,128	4,970,019	13.1%	6.9%
Time deposits	9,675,272	9,690,368	9,112,213	6.2%	(0.2%)
Total deposits	15,296,035	14,947,496	14,082,232	8.6%	2.3%
Loans to deposits[1]	100.1%	99.4%	96.6%

1. (Loans – residential mortgage loans) / (Time deposits + demand deposits).

Total deposits grew 2.3% QoQ and 8.6% YoY. Non-interest bearing demand deposits increased 6.9% QoQ and 13.1% YoY.

In the quarter, the Bank’s funding strategy continued to be focused on increasing Client deposits (demand and time deposits from our retail and corporate clients), replacing deposits from more expensive short-term institutional sources. As the Central Bank continues to cut interest rates, our focus on client deposits should help support net interest margins. Client deposits tend to be cheaper than institutional deposits and generally have a shorter contractual duration. Therefore, as rates decline, our interest bearing liabilities will re-price quicker than our interest earning assets.

Client deposits expanded 3.2% QoQ and 19.8% YoY. The Bank continued to focus on deposits from individuals, which increased 4.2% QoQ, and 18.2% YoY. Client deposits now represent 86% of the Bank’s total deposit base. Since the end of 2009, when the Bank began to place greater strategic emphasis on the funding mix, client deposits have increased 132%.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	8

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Santander Chile ends the year with strong Core Capital levels

Shareholders' Equity	Quarter ended,			Change %
(Ch$ million)	Dec-13	Sep-13	Dec-12	Dec. 13 / 12	Dec. / Sep. 2013
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,130,991	1,130,962	975,460	15.9%	0.0%
Valuation adjustment	(5,964)	3,288	(3,781)	57.7%	(281.4)%
Retained Earnings:	309,348	187,561	271,796	13.8%	64.9%
Retained earnings prior periods	-	-	-	—%	—%
Income for the period	441,926	267,944	388,282	13.8%	64.9%
Provision for mandatory dividend	(132,578)	(80,383)	(116,486)	13.8%	64.9%
Equity attributable to shareholders	2,325,678	2,213,114	2,134,778	8.9%	5.1%
Non-controlling interest	28,504	27,388	34,265	(16.8)%	4.1%
Total Equity	2,354,182	2,240,502	2,169,043	8.5%	5.1%
Quarterly ROAE	30.7%	18.6%	21.7%

Shareholders’ equity totaled Ch$2,325,678 million (US$4.4 billion) as of December 31, 2013. The ROAE in 2013 reached 20.2%. The Core Capital ratio reached 10.6% at year-end 2013. Chilean regulations only permit the inclusion of voting common shareholders’ equity as Tier I capital. The Bank’s BIS ratio reached 13.8% at the same date.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Dec-13	Sep-13	Dec-12	Dec. 13 / 12	Dec. / Sep. 2013
Tier I (Core Capital)	2,325,678	2,213,114	2,134,778	8.9%	5.1%
Tier II	708,063	564,191	599,656	18.1%	25.5%
Regulatory capital	3,033,741	2,777,305	2,734,434	10.9%	9.2%
Risk weighted assets	21,948,982	21,334,179	19,940,416	10.1%	2.9%
Tier I (Core capital) ratio	10.6%	10.4%	10.7%
BIS ratio	13.8%	13.0%	13.7%

During the 4Q13, the Bank issued Tier II subordinated debt in the local markets for an amount of approximately US$260 million at an average maturity of 25 years. The local Chilean fixed-income market continues to show high levels of liquidity and demand from long-term local investors.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	9

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Sustained growth of NIMs, net of provisions

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	4Q13	3Q13	4Q12	4Q13 / 4Q12	4Q13 / 3Q13
Client net interest income[1]	286,437	282,518	273,022	4.9%	1.4%
Non-client net interest income[2]	7,572	5,087	9,969	(24.0%)	48.8%
Net interest income	294,009	287,605	282,991	3.9%	2.2%
Average interest-earning assets	22,470,077	21,799,669	20,762,771	8.2%	3.1%
Average loans	20,599,268	20,047,191	18,666,166	10.4%	2.8%
Interest earning asset yield[3]	9.2%	9.5%	10.1%
Cost of funds[4]	4.3%	4.5%	4.9%
Client net interest margin[5]	5.6%	5.6%	5.9%
Net interest margin (NIM)[6]	5.2%	5.3%	5.5%
Net interest margin net of provisions[7]	3.7%	3.5%	3.7%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	33.7%	33.7%	32.8%
Quarterly inflation rate[8]	0.95%	1.04%	1.11%
Central Bank reference rate	4.50%	5.00%	5.00%
Avg. 10 year Central Bank yield (real)	2.17%	2.25%	2.45%

1. Client net interest income is mainly net interest income from the from all client activities such as loans and deposits minus the internal transfer rate. See footnote 2 at the end of this page.

2. Non-client interest income is net interest income mainly from the Bank’s ALCO positions and treasury. See footnote 2.

3. Interest income divided by interest earning assets.

4. Interest expense divided by interest bearing liabilities + demand deposits.

5. Client net interest income annualized divided by average loans.

6. Net interest income divided by average interest earning assets annualized.

7. Net interest income net of provision expense divided by average interest earning assets annualized

8. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 4Q13, Net interest income increased 2.2% QoQ and 3.9% YoY. The 2.8% QoQ growth of average loans and a better funding mix drove this rise in net interest income. The Net interest margin (NIM) in 4Q13 reached 5.2% compared to 5.3% in 3Q13 and 5.5% in 4Q12. In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client interest income2 and Non-client net interest income.

2 Client net interest income is net interest income from all client activities such as loans and deposits minus the internal transfer rate. Non-client interest income is net interest income from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, net interest income from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since interest income from this portfolio is recognized as financial transactions net.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	10

Non-client net interest income. The Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. In 4Q13, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 0.95% compared to 1.04% in 3Q13 and 1.11% in 4Q12. The gap between assets and liabilities indexed to the UF averaged approximately Ch$3.9 trillion (US$7.4 billion) in 4Q13. This signifies that for every 100 basis point change in inflation, our Net interest income increases or decrease by Ch$39 billion, all other factors equal.

Client net interest income. In 4Q13, Client net interest income increased 1.4% QoQ and 4.9% YoY, driven mainly by loan growth. Average loans increased 2.8% QoQ and 10.4% YoY. Client net interest margin (defined as client net interest income divided by average loans) reached 5.6% in 4Q13 compared to 5.6% in 3Q13 and 5.9% in 4Q12. The stable client margin compared to 3Q13 was mainly due to the higher growth of consumer loans in the quarter compared to other loan products. The lower client margin on a YoY basis was mainly due to higher growth among upper income individuals compared to a decrease in loans in the low-income consumer segment which, being riskier, have higher spreads. As said, the Bank’s strategy is to gradually achieve a higher NIM, net of provision expenses, by focusing its growth in the middle-market, SMEs and the high-end of the consumer market, even though this could result in lower gross margins.

In 4Q13, the Bank’s NIM, net of provision expense reached 3.7% compared to 3.5% in 3Q13 and flat YoY. This rise was led by improvements in margins in consumer lending. The NIM of consumer lending reached 14.4% in 4Q13 compared to 16.6% in 4Q12. At the same time, the NIM of consumer loans, net of provisions, increased from 9.1% in 4Q12 to 10.4% in 4Q13.

* Quarterly net interest income net of provision expense divided by average interest earning assets.

** Consumer interest income minus portion of interest expense corresponding to consumer loans divided by average consumer loans.

In 2014, the evolution of margins should reflect various factors. First, we expect UF inflation to remain at levels of 0.7-0.8% per quarter on average with seasonal fluctuations. In addition, the Central Bank should continue to reducing interest rates, which should help support NIMs as our interest bearing liabilities tend to re-price quicker than our interest earning assets.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	11

The Chilean Congress approved the Maximum Rate Cap Law in December 2013. On December 13, 2013, the Superintendency of Banks published the new maximum rates for loans up to UF 200. The maximum rates were reduced between 600-800bp depending on the size of the loan. Further reductions of 200bp will be implemented gradually every quarter until the maximum rate is equal to the average interest rate for loans between UF 200 to UF 5000 plus between 14%-21%, depending on the size of the loans and evolution of loan supply. If loan supply contracts between 10%-20%, the reductions will be partially or completely suspended until the next period. The Bank estimates that it will take 20-26 months for the maximum rate to reach the 35% level the authorities are seeking. The Bank estimates that in 2014, this bill could lower our net interest margin by 15-20 basis points. This estimate is only preliminary, as it is difficult to estimate the speed of implementation of the reduction and the effect on loan volumes.

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

Most asset quality metrics improve in the quarter

Provision for loan losses	Quarter			Change %
(Ch$ million)	4Q13	3Q13	4Q12	4Q13 / 4Q12	4Q13 / 3Q13
Gross provisions	(59,946)	(61,943)	(45,729)	31.1%	(3.2)%
Charge-offs[1]	(44,283)	(48,722)	(55,433)	(20.1)%	(9.1)%
Gross provisions and charge-offs	(104,229)	(110,665)	(101,162)	3.0%	(5.8)%
Loan loss recoveries	16,190	14,186	10,775	50.3%	14.1%
Net provisions for loan losses	(88,039)	(96,479)	(90,387)	(2.6)%	(8.7)%
Total loans[2]	20,935,312	20,323,264	18,876,079	10.9%	3.0%
Total reserves (RLL)	608,291	586,416	550,122	10.6%	3.7%
Non-performing loans[3] (NPLs)	613,301	618,419	597,767	2.6%	(0.8)%
NPLs commercial loans	364,890	383,024	320,461	13.9%	(4.7)%
NPLs residential mortgage loans	155,688	157,885	159,802	(2.6)%	(1.4)%
NPLs consumer loans	92,723	77,510	117,504	(21.1)%	19.6%
Cost of credit[4]	1.7%	1.9%	1.9%
Risk index[5] (RLL / Total loans)	2.9%	2.9%	2.9%
NPL / Total loans	2.9%	3.0%	3.2%
NPL / Commercial loans	3.1%	3.3%	3.1%
NPL / Residential mortgage loans	2.8%	2.9%	3.0%
NPL / Consumer loans	2.6%	2.3%	3.8%
Coverage of NPLs[6]	99.2%	94.8%	92.0%
Coverage of NPLs ex-mortgage[7]	123.5%	117.9%	117.4%
Coverage of commercial NPLs	82.3%	73.1%	78.3%
Coverage of residential mortgage NPLs	27.8%	27.4%	22.5%
Coverage of consumer NPLs	285.4%	339.6%	224.0%
1.	Charge-offs correspond to the direct charge-offs and are net of the reversal of provisions already established on charged-off loan
2.	Excludes interbank loans.
3.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
4.	Cost of credit: Quarterly provision expense annualized divided by average loans
5.	Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
6.	Loan loss allowances / NPLs.
7.	Loan loss allowance of commercial + consumer loans divided by NPLs of commercial and consumer loans

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	12

Net provision for loan losses decreased 8.7% QoQ and 2.6% YoY in 4Q13. The Cost of credit (Provision expenses annualized divided by total loans) reached 1.7% in 4Q13 improving from 1.9% in both 3Q13 and 4Q12. Key on this decrease in provision expense was the 9.1% QoQ and the 20.1% YoY decrease in direct charge-offs during the quarter. Better collection efforts have also led to an important rise in Loan loss recoveries, which increased 14.1% QoQ and 50.3% YoY. This was partially offset by the greater provisions established in the quarter mainly due to higher loan growth, since the Bank’s expected loan loss model requires the establishment of provisions at the moment of loan origination.

By product, the evolution of Net provision expense was as following:

Provision for loan losses	Quarter			Change %
(Ch$ million)	4Q13	3Q13	4Q12	4Q13 / 4Q12	4Q13 / 3Q13
Commercial loans	(47,950)	(42,662)	(26,641)	80.0%	12.4%
Residential mortgage loans	(3,907)	(8,681)	(5,895)	(33.7)%	(55.0)%
Consumer loans	(36,182)	(45,136)	(57,851)	(37.5)%	(19.8)%
Net provisions for loan losses	(88,039)	(96,479)	(90,387)	(2.6)%	(8.7)%

Net provisions in consumer loans, which represented 41% of total provision expense, decreased 19.8% QoQ and 37.5% YoY. Direct charge-offs of consumer loans decreased 7.0% QoQ and 37.1% YoY and totaled Ch$20,568 million. As mentioned in previous earnings reports, the decline in consumer loan charge-offs can be explained by the various actions taken to improve credit risk in consumer lending. This includes focusing loan growth in the higher-end of the consumer market, tightening admissions policies, revamping of the collections process, and growing via pre-approved loans that have a better credit risk profile.

These efforts are reflected in the evolution of impaired consumer loans (consumer NPLs + renegotiated consumer loans). Impaired consumer loans decreased 1.2% QoQ and 11.1% YoY. The ratio of impaired consumer loans to total consumer loans reached 9.7% as of December 2013 compared to 10.3% as of September 2013 and 12.6% as of December 2012. This tends to be a leading indicator for the evolution of future charge-offs in this product. Consumer Non-performing loan (NPLs) ratio decreased 21.1% in 2013. The 19.6% QoQ rise in consumer NPLs was mainly due to the pick-up in consumer loan growth. We expect consumer NPLs to begin to rise in absolute terms going forward due to the increase in velocity of consumer loan growth, but to remain below the levels reached in 2011 and 2012 given the improvements in admission policies and the changes in the segments we focus on.

* Impaired consumer loans: consumer NPLs + renegotiated consumer loans

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	13

Net provisions in residential mortgage loans decreased 55% QoQ and 33.7% YoY. This improvement was mainly due to lower charge-offs. Direct charge-offs of mortgage loans totaled Ch$4,495 million and decreased 32.5% QoQ and 27.1% YoY. Mortgage NPLs have remained relatively stable for an extended period, as can be observed in the adjacent graph.

We expect net provision expenses in mortgage lending to continue to rise, albeit remaining at low levels as a percentage of the total mortgage loan book, as the growth rate of the economy moderates. In response to this, the Bank has strengthened its admission policies for mortgage loans and has increased minimum loan-to-value (LTV) requirements.

Provision expense in commercial loans increased 12.4% QoQ and 80.0% YoY. This increase was mainly due to: (i) stronger loan growth that led to higher loan loss provisions as the Bank’s internal provisioning models recognize provisions when a loan is granted, and (ii) the Bank lowered during the quarter the risk rating of a specific client in the Corporate segment which signified approximately Ch$8 billion in higher provisions. Commercial NPLs fell 4.7% QoQ, increased 13.9% YoY, and reached 2.9% of commercial loans. The Coverage ratio of commercial NPLs increased to 82.3% in 4Q13 from 73.1% in 3Q13 and 78.3% in 4Q12.

The Bank’s total NPLs ratio reached 2.9% in 4Q13 improving from 3.0% in 3Q13 and 3.2% in 4Q12. The Risk index remained stable at 2.9%. Total Coverage of NPLs in 4Q13 reached 99.2% compared to 94.8% in 3Q13 and 92.0% in 4Q12.

Excluding residential mortgage loans, that have a lower Coverage ratio due to the value of residential property collateral, the Coverage ratio improved to 123.5% in 4Q13.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	14

NET FEE INCOME3

The growth of the client base continues to improve

Fee Income	Quarter			Change %
(Ch$ million)	4Q13	3Q13	4Q12	4Q13 / 4Q12	4Q13 / 3Q13
Collection fees	11,548	10,839	9,404	22.8%	6.5%
Credit, debit & ATM card fees	9,694	8,208	10,628	(8.8)%	18.1%
Insurance brokerage	8,880	8,005	8,725	1.8%	10.9%
Guarantees, pledges and other contingent operations	7,450	7,649	7,457	(0.1)%	(2.6)%
Checking accounts	7,047	6,920	7,024	0.3%	1.8%
Lines of credit	1,825	1,479	2,201	(17.1)%	23.4%
Fees from brokerage and custody of securities	1,486	1,266	1,947	(23.7)%	17.4%
Other Fees	8,210	10,565	14,967	(45.1)%	(22.3)%
Total fees	56,140	54,931	62,352	(10.0)%	2.2%

Net fee income increased 2.2% QoQ and decreased 10.0% YoY. The YoY decline was mainly due to various changes in regulations adopted by the Bank in 2013 and the sale of our asset management business.

The new regulations mainly affected insurance brokerage, credit card, checking account and line of credit fees. In December 2013, the Bank sold its asset management subsidiary. Going forward, the Bank will continue to recognize brokerage fees for distributing this product, which will be included in Other fees and will be approximately 75% of the level recognized before the sale. Adjusting for this sale, QoQ fee growth would have been approximately 5%.

3 In the quarter, the Bank reclassified various administrative and other operating expenses to net fee income. The historical figures presented here have been adjusted to make them comparable. (Please see Annex 3 for a complete proforma income statement).

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	15

On a QoQ basis, the Bank commenced to observe a slight recovery in fee income growth. This was due, in part, to a strong holiday shopping season. At the same time, the launching of Santander Select, the investments made in the new CRM and the improvements in quality of service are producing an acceleration client growth rate levels. As of December 2013, the Bank had 3.5 million clients. In 2013, the growth of total net new clients increased by 44% compared to the same figure in 2012, mostly during the 2nd Half of the year. If these trends continue, this should lead to a 7-8% client base growth in 2014.

NET RESULTS FROM FINANCIAL TRANSACTIONS

Lower rates drives results from financial transactions

Financial Transactions*	Quarter			Change %
(Ch$ million)	4Q13	3Q13	4Q12	4Q13 / 4Q12	4Q13 / 3Q13
Net income from financial operations	(82,592)	55,813	(31,138)	165.2%	—%
Foreign exchange profit (loss), net	115,575	(28,198)	49,272	134.6%	—%
Net results from financial transactions	32,983	27,615	18,134	81.9%	19.4%

* These results mainly include the mark-to-market of the Available for sale investment portfolio, realized and unrealized gains of Financial investments held for trading, the interest revenue generated by the Held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Foreign exchange profits (loss), net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions totaled a gain of Ch$32,983 million in 4Q13, an increase of 19.4% QoQ and 81.9% YoY increase. In order to understand more clearly these line items, we present them by business area in the table below.

Financial Transactions	Quarter			Change %
(Ch$ million)	4Q13	3Q13	4Q12	4Q13 / 4Q12	4Q13 / 3Q13
Santander Global Connect[1]	13,465	10,469	14,051	(4.2)%	28.6%
Market-making	5,796	7,788	7,592	(23.7)%	(25.6)%
Client treasury services	19,261	18,257	21,643	(11.0)%	5.5%
Non-client treasury income	13,722	9,358	(3,509)	(491.1)%	46.6%
Net results from financial transactions	32,983	27,615	18,134	81.9%	19.4%

1. Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

In the quarter, market volatility returned following a less volatile 3Q13. This bolstered demand for hedging on behalf of our corporate and middle-market clients. This explains the 5.5% QoQ increase in the Bank’s income from Client treasury services, which represented 58% of total financial transaction income. Non-client treasury income totaled Ch$13,722 million in 4Q13. In this quarter, Chilean interest rates continued to decline in line with expectations of rate cuts on behalf of the Central Bank. This had a positive effect on non-client treasury income. It is important to note that the Bank has a policy of hedging its foreign exchange exposure and the Bank’s fixed income portfolio is mainly comprised of Chilean Central Bank instruments.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	16

OPERATING EXPENSES AND EFFICIENCY4

Efficiency ratio improves to 38.2% in 4Q13. Cost decline QoQ

Operating Expenses	Quarter			Change %
(Ch$ million)	4Q13	3Q13	4Q12	4Q13 / 4Q12	4Q13 / 3Q13
Personnel expenses	(78,433)	(78,584)	(76,789)	2.1%	(0.2)%
Administrative expenses	(47,024)	(48,545)	(45,188)	4.1%	(3.1)%
Depreciation, amortization and impairment	(14,479)	(15,752)	(16,050)	(9.8)%	(8.1)%
Operating expenses	(139,936)	(142,881)	(138,027)	1.4%	(2.1)%
Branches	493	488	499	(1.2)%	1.0%
ATMS	1,860	1,915	2,001	(7.0)%	(2.9)%
Employees	11,516	11,626	11,713	(1.7)%	(0.9)%
Efficiency ratio[1]	38.2%	39.8%	39.5%
1.	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.

Operating expenses in 4Q13 decreased 2.1% QoQ and increased just 1.4% YoY, as the Transformation Project is beginning to result in higher productivity. The Bank increased its loans and deposits at a greater rate than the market without having to significantly increase the amount of branches or headcount. This is being achieved greater usage of our internet, mobile and phone banking. The efficiency ratio reached 38.2% in 4Q13 compared to 39.8% in 3Q13 and 39.5% in 4Q12.

The 1.4% YoY increase in operating expenses was mainly due to the 4.1% increase in Administrative expenses. This rise was mainly due to higher investments in technology and systems as the Bank continued with its Transformation Projects aimed at enhancing productivity and client service in retail banking. The Bank also opened 5 branches in the quarter, while we reduced the ATM network in order to adjust to new security procedures.

The 2.1% YoY increase in Personnel expenses in 4Q13 reflects an increase in variable incentives paid to commercial teams as the Bank has begun to grow at a more rapid pace, especially in the segments the Bank has targeted for growth. This was partially offset by a stable headcount.

4 In the quarter, the Bank reclassified various administrative and other operating expenses to net fee income. The historical figures presented here have been adjusted to make them comparable. (Please see Annex 3 for a complete proforma income statement).

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	17

OTHER INCOME AND EXPENSES5

Other Income and Expenses	Quarter			Change %
(Ch$ million)	4Q13	3Q13	4Q12	4Q13 / 4Q12	4Q13 / 3Q13
Other operating income	4,639	4,112	4,630	0.2%	12.8%
Other operating expenses	(21,216)	(15,462)	(18,722)	13.3%	37.2%
Other operating income, net	(16,577)	(11,350)	(14,092)	17.6%	46.1%
Income from investments in other companies	78,050	345	(983)	—%	22,523%
Income tax expense	(41,520)	(18,417)	(5,730)	624.6%	125.4%
Income tax rate	19.2%	15.4%	4.8%

Other operating income, net, totaled a loss of Ch$16,577 million in 4Q13. The higher net loss compared to previous periods was mainly due to lower gains from the sale of fixed assets, higher operational charge-offs and higher provisions for non-credit contingencies.

Income from investments in other companies

In 4Q13, Income from investment in other companies totaled Ch$78,050 million. This includes the Ch$78,122 million pre-tax gain from the sale of the Bank’s subsidiary Santander Asset Management. This operation was approved in an extraordinary shareholders’ meeting held in December 2013.

Our asset management subsidiary was valued at Ch$130 billion using the February 2013 balance sheet, generating the previously mentioned one-time gain. This offer also included a contractual agreement for the brokerage of asset management services between the Bank and the Asset Management company for a period of up to 20 years. The purchase price as a percentage of funds under management as of November 30, 2013 was 2.69%, and 6.64 times the asset management subsidiary’s equity book value on December 5, 2013 (the closing date of the transaction).

5 In the quarter, the Bank reclassified various administrative and other operating expenses to net fee income. The historical figures presented here have been adjusted to make them comparable. (Please see Annex 3 for a complete proforma income statement).

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	18

Income tax expense

The Income tax rate in 4Q13 was higher than in previous periods because the gain from the sale of Santander Asset Management was taxed at the full statutory income tax rate of 20%. The effective tax rate increased from 11.5% in 2012 to 17.5% in 2013. In September 2012, the statutory tax rate was increased from 18.5% to 20% retroactively for 2012 and for 2013. This resulted in a rise in tax rate and expense in 2013, but reduced income tax in 4Q12 when deferred taxes were valued at the new tax rate of 20%.

In 2014, the Bank should be paying an effective tax rate of approximately 18%, subject to further changes in the statutory corporate tax rate.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	19

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. In 4Q13, Fitch changed its outlook from Negative to Stable.

Moody’s	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	C+
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	20

SECTION 5: SHARE PERFORMANCE

As of December 31, 2013

Ownership Structure:

ADR Price Evolution

Santander ADR vs. Global 1200 Financial Index

 (Base 100 = 06/30/2008)

ADR price[6] (US$) 12M13
12/31/13:	23.57
Maximum (12M13):	30.59
Minimum (12M13):	21.38

Market Capitalization: US$11,104 million

P/E 12 month trailing*:	15.1
P/BV (12/31/13)**:	2.5
Dividend yield***:	3.7%

* Price as of December 31, 2013 / 12mth. earnings

** Price as of December 31, 2013 / Book value as of 12/31/13

*** Based on closing price on record date of last dividend payment.

Average daily traded volumes 12M13

US$ million

Local Share Price Evolution

Santander vs IPSA Index

(Base 100 = 06/30/2008)

Local share price (Ch$) 12M13

12/30/13:	30.46
Maximum (12M13):	36.23
Minimum (12M13):	27.62

Dividends:

Year paid	Ch$/share	% of previous year’s earnings
2009:	1.13	65%
2010:	1.37	60%
2011:	1.52	60%
2012:	1.39	60%
2013:	1.24	60%

6 On Oct. 22, 2012, the ratio of common share per ADR was changed from 1,039 shares per ADR to 400 shares per ADR.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	21

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Dec-13	Dec-13	Dec-12	Dec. 13/ Dec. 12
Assets	US$ths	Ch$ million		% Chg.

Cash and deposits in banks	2,998,495	1,571,811	1,250,414	25.7%
Cash items in process of collection	1,152,379	604,077	520,267	16.1%
Trading investment	548,583	287,567	338,287	(15.0)%
Investment under resale agreements	33,325	17,469	6,993	149.8%
Financial derivative contracts	2,850,092	1,494,018	1,293,212	15.5%
Interbank loans, net	239,212	125,395	90,527	38.5%
Loans and accounts receivables from customers, net	38,777,224	20,327,021	18,325,957	10.9%
Available-for-sale financial assets	3,244,931	1,700,993	1,826,158	(6.9)%
Held-to-maturity investments	-	-	-	—%
Investments in associates and other companies	18,468	9,681	7,614	27.1%
Intangible assets	127,247	66,703	87,347	(23.6)%
Property, plant, and equipment	343,791	180,215	162,214	11.1%
Current tax assets	3,134	1,643	10,227	(83.9)%
Deferred tax assets	439,174	230,215	186,407	23.5%
Other assets	763,111	400,025	655,217	(38.9)%
Total Assets	51,539,166	27,016,832	24,760,841	9.1%

	Dec-13	Dec-13	Dec-12	Dec. 13/ Dec. 12
Liabilities and Equity	US$ths	Ch$ million		% Chg.
Deposits and other demand liabilities	10,722,554	5,620,763	4,970,019	13.1%
Funds to be cleared	527,240	276,379	284,953	(3.0)%
Investments sold under agreements to repurchase	398,649	208,972	304,117	(31.3)%
Time deposits and other time liabilities	18,457,215	9,675,272	9,112,213	6.2%
Derivatives	2,480,177	1,300,109	1,146,161	13.4%
Deposits from credit institutions	3,209,418	1,682,377	1,438,003	17.0%
Marketable debt securities	9,917,318	5,198,658	4,571,289	13.7%
Other obligations	362,039	189,781	192,611	(1.5)%
Current tax liabilities	95,845	50,242	525	9469.9%
Deferred tax liability	47,860	25,088	9,544	162.9%
Provisions	450,652	236,232	221,089	6.8%
Other liabilities	379,199	198,777	341,274	(41.8)%
Total Liabilities	47,048,167	24,662,650	22,591,798	9.2%

Attributable to the Bank's shareholders
Capital	1,700,311	891,303	891,303	0.0%
Reserves	2,157,556	1,130,991	975,460	15.9%
Accumulated other comprehensive income	(11,377)	(5,964)	(3,781)	57.7%
Retained Earnings:	590,134	309,348	271,796	13.8%
Retained earnings from prior years	-	-	-	—%
Income for the period	843,048	441,926	388,282	13.8%
Minus: Provision for mandatory dividends	(252,915)	(132,578)	(116,486)	13.8%
Total Shareholders' Equity	4,436,623	2,325,678	2,134,778	8.9%
Minority Interest	54,376	28,504	34,265	(16.8)%
Total Equity	4,491,000	2,354,182	2,169,043	8.5%
Total Liabilities and Equity	51,539,166	27,016,832	24,760,841	9.1%

In 2013, the Bank has reclassified various administrative and other operating expenses to net fee income. At The same time the Bank adjusted historical figures for the amendments made IAS 19. The historical figures presented here have been adjusted to make them comparable.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	22

ANNEX 2: YTD INCOME STATEMENT

YTD Income Statement Unaudited	Dec-13	Dec-13	Dec-12	Dec. '13 / Dec. ´12
	US$ths.	Ch$ million		% Chg.

Interest income	3,569,638	1,871,204	1,890,953	(1.0)%
Interest expense	(1,515,532)	(794,442)	(848,219)	(6.3)%
Net interest income	2,054,105	1,076,762	1,042,734	3.3%
Fee and commission income	660,282	346,120	360,467	(4.0)%
Fee and commission expense	(221,831)	(116,284)	(102,780)	13.1%
Net fee and commission income	438,451	229,836	257,687	(10.8)%
Net income (loss) from financial operations (net trading income)	(54,584)	(28,613)	(64,079)	(55.3)%
Foreign exchange profit, net	276,089	144,726	146,378	(1.1)%
Total financial transactions, net	221,505	116,113	82,299	41.1%
Other operating income	39,122	20,508	19,758	3.8%
Net operating profit before provision for loan losses	2,753,184	1,443,219	1,402,478	2.9%
Provision for loan losses	(694,451)	(364,031)	(366,702)	(0.7)%
Net operating profit	2,058,733	1,079,188	1,035,776	4.2%
Personnel salaries and expenses	(588,218)	(308,344)	(299,904)	2.8%
Administrative expenses	(359,006)	(188,191)	(175,883)	7.0%
Depreciation and amortization	(116,509)	(61,074)	(56,369)	8.3%
Impairment	(465)	(244)	(90)	171.1%
Operating expenses	(1,064,199)	(557,853)	(532,246)	4.8%
Other operating expenses	(118,945)	(62,351)	(59,716)	4.4%
Total operating expenses	(1,183,144)	(620,204)	(591,962)	4.8%
Operating income	875,589	458,984	443,814	3.4%
Income from investments in associates and other companies	151,744	79,544	267	29691.8%
Income before taxes	1,027,333	538,528	444,081	21.3%
Income tax expense	(180,212)	(94,467)	(51,174)	84.6%
NET INCOME	847,121	444,061	392,907	13.0%
Net income discontinued operations	-	-	-	—%
Net income attributable to:
Minority interest	4,073	2,135	4,625	(53.8)%
Net income attributable to shareholders	843,048	441,926	388,282	13.8%

In 2013, the Bank has reclassified various administrative and other operating expenses to net fee income. At The same time the Bank adjusted historical figures for the amendments made IAS 19. The historical figures presented here have been adjusted to make them comparable.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	23

ANNEX 3: QUARTERLY INCOME STATEMENTS

Unaudited Income Statement	4Q12	1Q13	2Q13	3Q13	4Q13

Interest income	524,918	425,797	413,671	516,606	515,130
Interest expense	(241,927)	(179,316)	(165,004)	(229,001)	(221,121)
Net interest income	282,991	246,481	248,667	287,605	294,009
Fee and commission income	89,747	87,540	85,996	84,605	87,979
Fee and commission expense	(27,395)	(26,919)	(27,852)	(29,674)	(31,839)
Net fee and commission income	62,352	60,621	58,144	54,931	56,140
Net income from financial operations	(31,138)	(16,873)	15,039	55,813	(82,592)
Foreign exchange profit (loss), net	49,272	39,135	18,214	(28,198)	115,575
Total financial transactions, net	18,134	22,262	33,253	27,615	32,983
Other operating income	4,630	4,569	7,188	4,112	4,639
Total operating income	368,107	333,933	347,252	374,263	387,771
Provision for loan losses	(90,387)	(92,858)	(86,655)	(96,479)	(88,039)
Net operating profit	277,720	241,075	260,597	277,784	299,732
Personnel salaries and expenses	(76,789)	(71,533)	(79,794)	(78,584)	(78,433)
Administrative expenses	(45,188)	(45,861)	(46,763)	(48,545)	(47,024)
Depreciation and amortization	(16,048)	(15,653)	(15,261)	(15,712)	(14,448)
Impairment	(2)	(27)	(146)	(40)	(31)
Operating expenses	(138,027)	(133,074)	(141,964)	(142,881)	(139,936)
Other operating expenses	(18,722)	(12,801)	(12,870)	(15,462)	(21,216)
Total operating expenses	(156,749)	(145,875)	(154,834)	(158,343)	(161,152)
Operating income	120,971	95,200	105,763	119,441	138,580
Income from investments in other companies	(983)	482	667	345	78,050
Income before taxes	119,988	95,682	106,430	119,786	216,630
Income tax expense	(5,730)	(14,237)	(20,293)	(18,417)	(41,520)
Net income from ordinary activities	114,258	81,445	86,137	101,369	175,110
Net income discontinued operations	0	0	0	0	0
Net income attributable to:
Minority interest	782	566	245	196	1,128
Net income attributable to shareholders	113,476	80,879	85,892	101,173	173,982

In 2013, the Bank has reclassified various administrative and other operating expenses to net fee income. At The same time the Bank adjusted historical figures for the amendments made IAS 19. The historical figures presented here have been adjusted to make them comparable.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	24

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Dec-12	Mar-13	Jun-13	Sep-13	Dec-13
(Ch$ millions)
Loans
Consumer loans	3,115,477	3,165,550	3,266,648	3,423,558	3,607,248
Residential mortgage loans	5,271,581	5,309,837	5,355,978	5,465,600	5,625,812
Commercial loans	10,489,021	10,625,028	11,149,735	11,434,106	11,702,252
Total loans	18,876,079	19,100,414	19,772,361	20,323,264	20,935,312
Allowance for loan losses	(550,122)	(557,564)	(564,994)	(586,416)	(608,291)
Total loans, net of allowances	18,325,957	18,542,851	19,207,367	19,736,848	20,327,021

Loans by segment
Individuals	9,672,222	9,837,213	9,887,878	10,109,173	10,437,701
SMEs	2,890,251	2,860,666	3,066,396	3,168,804	3,223,215
Total retail lending	12,562,473	12,697,879	12,954,274	13,277,977	13,660,916
Institutional lending	355,518	369,751	385,782	360,276	353,509
Middle-Market & Real estate	4,058,693	4,236,766	4,444,673	4,541,824	4,678,243
Corporate	1,863,595	1,806,957	1,992,933	2,153,343	2,219,045

Deposits
Demand deposits	4,970,019	4,964,239	5,188,708	5,257,128	5,620,763
Time deposits	9,112,213	9,151,110	9,426,328	9,690,368	9,675,272
Total deposits	14,082,232	14,115,349	14,615,036	14,947,496	15,296,035
Loans / Deposits1	96.6%	97.7%	98.6%	99.4%	100.1%

Average balances
Avg. interest earning assets	20,762,771	20,923,043	21,215,426	21,799,669	22,470,077
Avg. loans	18,666,166	18,942,547	19,384,881	20,047,191	20,599,268
Avg. assets	24,995,250	24,843,979	25,564,757	26,112,158	26,643,135
Avg. demand deposits	4,716,789	5,020,202	5,224,278	5,173,559	5,300,996
Avg equity	2,101,616	2,159,903	2,141,449	2,175,459	2,263,385
Avg. free funds	6,818,405	7,180,106	7,365,726	7,349,018	7,564,381

Capitalization
Risk weighted assets	19,940,416	20,091,878	20,959,977	21,334,179	21,948,981
Tier I (Shareholders' equity)	2,134,778	2,194,025	2,136,835	2,213,114	2,325,678
Tier II	599,656	596,933	561,047	564,191	708,063
Regulatory capital	2,734,434	2,790,957	2,697,883	2,777,305	3,033,741
Tier I ratio	10.7%	10.9%	10.2%	10.4%	10.6%
BIS ratio	13.7%	13.9%	12.9%	13.0%	13.8%

Profitability & Efficiency
Net interest margin	5.5%	4.7%	4.7%	5.3%	5.2%
Efficiency ratio2	39.5%	41.4%	42.5%	39.8%	38.2%
Avg. Free funds / interest earning assets	32.8%	34.3%	34.7%	33.7%	33.7%
Return on avg. equity	21.6%	15.0%	16.0%	18.6%	30.7%
Return on avg. assets	1.8%	1.3%	1.3%	1.5%	2.6%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	25

	Dec-12	Mar-13	Jun-13	Sep-13	Dec-13
Asset quality
Non-performing loans (NPLs)3	597,767	612,379	618,917	618,419	613,301
Past due loans4	323,133	358,717	371,136	369,208	356,203
Loan loss reserves5	550,122	557,564	564,994	586,416	608,291
NPLs / total loans	3.2%	3.2%	3.1%	3.0%	2.9%
PDL / total loans	1.7%	1.9%	1.9%	1.8%	1.7%
Coverage of NPLs (Loan loss allowance / NPLs)	92.0%	91.0%	91.3%	94.8%	99.2%
Coverage of PDLs (Loan loss allowance / PDLs)	170.2%	155.4%	152.2%	158.8%	170.8%
Risk index (Loan loss allowances / Loans)5	2.9%	2.9%	2.9%	2.9%	2.9%
Cost of credit (prov. expense / loans)	1.9%	1.9%	1.8%	1.9%	1.7%

Network
Branches	499	497	485	488	493
ATMs	2,001	2,011	1,972	1,915	1,860
Employees	11,713	11,679	11,558	11,626	11,516

Market information (period-end)
Net income per share (Ch$)	0.60	0.43	0.46	0.54	0.92
Net income per ADR (US$)	0.50	0.36	0.36	0.43	0.71
Stock price	33.72	33.41	31.25	32.94	30.46
ADR price	28.49	28.47	24.45	26.29	23.57
Market capitalization (US$mn)	13,422	13,413	11,519	12,386	11,104
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)6	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate7	1.11%	0.13%	-0.07%	1.04%	0.95%
Central Bank monetary policy reference rate (nominal)	5.00%	5.00%	5.00%	5.00%	4.50%
Avg. 10 year Central Bank yield (real)	2.45%	2.62%	2.38%	2.25%	2.17%
Avg. 10 year Central Bank yield (nominal)	5.48%	5.62%	5.21%	5.27%	5.04%
Observed Exchange rate (Ch$/US$) (period-end)	478.6	472.54	503.86	502.97	523.76

1	Ratio = Loans - mortgage loans / Time deposits + demand deposits
2	Efficiency ratio =(Net interest revenue+ fee income +financial transactions net + Other operating income +other operating expenses) Divided by (Personnel expenses + admiinistrative expenses + depreciation)

3	Capital + future interest of all loans with one installment 90 days or more overdue.
4	Total installments plus lines of credit more than 90 days overdue
5	Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index
6	The rato of ADRs per local shares was modified in Oct. 2012
7	Calculated using the variation of the Unidad de Fomento (UF) in the period

In 2013, the Bank has reclassified various administrative and other operating expenses to net fee income. At The same time the Bank adjusted historical figures for the amendments made IAS 19. The historical figures presented here have been adjusted to make them comparable.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	26

CONTENIDO

Estados financieros Consolidados

ESTADOS DE SITUACIÓN FINANCIERA CONSOLIDADO	5
ESTADOS DEL RESULTADO CONSOLIDADO DEL PERIODO	6
ESTADOS DE OTRO RESULTADO INTEGRAL CONSOLIDADO DEL PERIODO	7
ESTADOS DE CAMBIOS EN EL PATRIMONIO CONSOLIDADO	8
ESTADOS DE FLUJOS DE EFECTIVO CONSOLIDADO	9

Notas a los Estados financieros Consolidados

NOTA N°01 PRINCIPALES CRITERIOS CONTABLES UTILIZADOS	11
NOTA N°02 CAMBIOS CONTABLES	45
NOTA N°03 HECHOS RELEVANTES	47
NOTA N°04 SEGMENTOS DE NEGOCIO	50
NOTA N°05 EFECTIVO Y EQUIVALENTE DE EFECTIVO	54
NOTA N°06 INSTRUMENTOS PARA NEGOCIACIÓN	55
NOTA N°07 OPERCIONES CON PACTO DE RETROCOMPRA Y PRESTAMOS DE VALORES	56
NOTA N°08 CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES	59
NOTA N°09 ADEUDADO POR BANCOS	67
NOTA N°10 CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES	68
NOTA N°11 COMPRA, VENTA Y SUSTITUCIONES DE COLOCACIONES	75
NOTA N°12 INSTRUMENTOS DE INVERSIÓN DISPONIBLES PARA LA VENTA	78
NOTA N°13 INVERSIONES EN SOCIEDADES	82
NOTA N°14 INTANGIBLES	84
NOTA N°15 ACTIVO FIJO	86
NOTA N°16 IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS	89
NOTA N°17 OTROS ACTIVOS	94
NOTA N°18 DEPÓSITOS Y OTRAS CAPTACIONES	95
NOTA N°19 OBLIGACIONES CON BANCOS	96
NOTA N°20 INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES	98
NOTA N°21 VENCIMIENTO DE ACTIVOS Y PASIVOS	104
NOTA N°22 PROVISIONES	106
NOTA N°23 OTROS PASIVOS	108
NOTA N°24 CONTINGENCIAS Y COMPROMISOS	109
NOTA N°25 PATRIMONIO	111
NOTA N°26 REQUERIMIENTOS DE CAPITAL (BASILEA)	114
NOTA N°27 INTERES NO CONTROLADOR (MINORITARIOS)	116
NOTA N°28 INTERESES Y REAJUSTES	119
NOTA N°29 COMISIONES	121
NOTA N°30 RESULTADOS DE OPERACIONES FINANCIERAS	122
NOTA N°31 RESULTADO NETO DE CAMBIO	122
NOTA N°32 PROVISIONES POR RIESGO DE CRÉDITO	123
NOTA N°33 REMUNERACIONES Y GASTOS DEL PERSONAL	125
NOTA N°34 GASTOS DE ADMINISTRACIÓN	129
NOTA N°35 DEPRECIACIONES, AMORTIZACIONES Y DETERIORO	130
NOTA N°36 OTROS INGRESOS Y GASTOS OPERACIONALES	131
NOTA N°37 OPERACIONES CON PARTES RELACIONADAS	133
NOTA N°38 PLANES DE PENSIONES	138
NOTA N°39 VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS	141
NOTA N°40 ADMINISTRACIÓN DE RIESGOS	146
NOTA N°41 HECHOS POSTERIORES	159

2

Deloitte Auditores y Consultores Limitada RUT: 80.276.200-3 Rosario Norte 407 Las Condes, Santiago Chile Fono: (56-2) 2729 7000 Fax: (56-2) 2374 9177 e-mail: deloittechile@deloitte.com www.deloitte.cl

INFORME DE LOS AUDITORES INDEPENDIENTES

A los señores Accionistas de

Banco Santander Chile

Hemos efectuado una auditoría a los estados financieros consolidados adjuntos de Banco Santander Chile y afiliadas, que comprenden los estados de situación financiera consolidados al 31 de diciembre de 2013 y 2012, y los correspondientes estados consolidados de resultados, de resultados integrales, de cambios en el patrimonio y de flujos de efectivo por los años terminados en esas fechas y las correspondientes notas a los estados financieros consolidados.

Responsabilidad de la Administración por los estados financieros consolidados

La Administración es responsable por la preparación y presentación razonable de estos estados financieros consolidados de acuerdo con Normas Contables e instrucciones impartidas por la Superintendencia de Bancos e Instituciones Financieras. Esta responsabilidad incluye el diseño, implementación y mantención de un control interno pertinente para la preparación y presentación razonable de estados financieros consolidados que estén exentos de representaciones incorrectas significativas, ya sea debido a fraude o error.

Responsabilidad del Auditor

Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros consolidados a base de nuestras auditorías. Efectuamos nuestras auditorías de acuerdo con las normas de auditoría generalmente aceptadas en Chile. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad de que los estados financieros consolidados están exentos de representaciones incorrectas significativas.

Una auditoría comprende efectuar procedimientos para obtener evidencia de auditoría sobre los montos y revelaciones en los estados financieros consolidados. Los procedimientos seleccionados dependen del juicio del auditor, incluyendo la evaluación de los riesgos de representaciones incorrectas significativas de los estados financieros consolidados, ya sea debido a fraude o error. Al efectuar estas evaluaciones de los riesgos, el auditor considera el control interno pertinente para la preparación y presentación razonable de los estados financieros consolidados del Banco con el objeto de diseñar procedimientos de auditoría que sean apropiados en las circunstancias, pero sin el propósito de expresar una opinión sobre la efectividad del control interno del Banco. En consecuencia, no expresamos tal opinión. Una auditoría incluye, también, evaluar lo apropiadas que son las políticas contables utilizadas y la razonabilidad de las estimaciones contables significativas efectuadas por la Administración, así como una evaluación de la presentación general de los estados financieros consolidados.

Consideramos que la evidencia de auditoría que hemos obtenido es suficiente y apropiada para proporcionarnos una base para nuestra opinión de auditoría.

Deloitte® se refiere a Deloitte Touche Tohmatsu Limited una compañía privada limitada por garantía, de Reino Unido, y a su red de firmas miembro, cada una de las cuales es una entidad legal separada e independiente. Por favor, vea en www.deloitte.cl/acerca de la descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembro.

Deloitte Touche Tohmatsu Limited es una compañía privada limitada por garantía constituida en Inglaterra & Gales bajo el número 07271800, y su domicilio registrado: Hill House, 1 Little New Street, London, EC4A 3TR, Reino Unido.

Opinión

En nuestra opinión, los mencionados estados financieros consolidados presentan razonablemente, en todos sus aspectos significativos, la situación financiera del Banco Santander Chile y afiliadas al 31 de diciembre de 2013 y 2012 y los resultados de sus operaciones y los flujos de efectivo por los años terminados en esas fechas de acuerdo con Normas Contables e instrucciones impartidas por la Superintendencia de Bancos e Instituciones Financieras.

Énfasis en un asunto

Como se indica en Nota 3 a los estados financieros consolidados, durante el mes de diciembre de 2013, Banco Santander Chile vendió la totalidad de su participación en la sociedad Santander Asset Management S.A. Administradora General de Fondos a SAM Investment Holdings Limited por el 99,99% del total de acciones y a Santander Assets Management UK Holdings Limited por el restante 0,01% del total de acciones, ambas sociedades relacionadas, generando una utilidad en la transacción ascendente a $78.122 millones.

Enero 20, 2014

Santiago, Chile

Mauricio Farías N.

Banco Santander Chile y Afiliadas

ESTADOS DE SITUACIÓN FINANCIERA CONSOLIDADO

		Al 31 de diciembre de
		2013	2012
	NOTA	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	5	1.571.810	1.250.414
Operaciones con liquidación en curso	5	604.077	520.267
Instrumentos para negociación	6	287.567	338.287
Contratos de retrocompra y préstamos de valores	7	17.469	6.993
Contratos de derivados financieros	8	1.494.018	1.293.212
Adeudado por bancos	9	125.395	90.527
Créditos y cuentas por cobrar a clientes	10	20.327.021	18.325.957
Instrumentos de inversión disponibles para la venta	12	1.700.993	1.826.158
Instrumentos de inversión hasta el vencimiento		-	-
Inversiones en sociedades	13	9.681	7.614
Intangibles	14	66.703	87.347
Activo fijo	15	180.215	162.214
Impuestos corrientes	16	1.643	10.227
Impuestos diferidos	16	230.215	186.407
Otros activos	17	400.025	655.217
TOTAL ACTIVOS		27.016.832	24.760.841

PASIVOS
Depósitos y otras obligaciones a la vista	18	5.620.763	4.970.019
Operaciones con liquidación en curso	5	276.379	284.953
Contratos de retrocompra y préstamos de valores	7	208.972	304.117
Depósitos y otras captaciones a plazo	18	9.675.272	9.112.213
Contratos de derivados financieros	8	1.300.109	1.146.161
Obligaciones con bancos	19	1.682.377	1.438.003
Instrumentos de deuda emitidos	20	5.198.658	4.571.289
Otras obligaciones financieras	20	189.781	192.611
Impuestos corrientes	16	50.242	525
Impuestos diferidos	16	25.088	9.544
Provisiones	22	236.232	221.089
Otros pasivos	23	198.777	341.274
TOTAL PASIVOS		24.662.650	22.591.798

PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:		2.325.678	2.134.778
Capital	25	891.303	891.303
Reservas	25	1.130.991	975.460
Cuentas de valoración	25	(5.964)	(3.781)
Utilidades retenidas		309.348	271.796
Utilidades retenidas de ejercicios anteriores		-	-
Utilidad del ejercicio		441.926	388.282
Menos: Provisión para dividendos mínimos	25	(132.578)	(116.486)
Interés no controlador	27	28.504	34.265
TOTAL PATRIMONIO		2.354.182	2.169.043

TOTAL PASIVOS Y PATRIMONIO		27.016.832	24.760.841

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 5

Banco Santander Chile y Afiliadas

ESTADOS DEL RESULTADO CONSOLIDADO DEL PERIODO

Por los ejercicios terminados el

		31 de diciembre de
		2013	2012
	NOTA	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	28	1.871.204	1.890.953
Gastos por intereses y reajustes	28	(794.442)	(848.219)

Ingreso neto por intereses y reajustes		1.076.762	1.042.734

Ingresos por comisiones	29	346.120	360.467
Gastos por comisiones	29	(116.284)	(102.780)

Ingreso neto por comisiones		229.836	257.687

Utilidad (pérdida) neta de operaciones financieras	30	(28.613)	(64.079)
Utilidad (pérdida) de cambio neta	31	144.726	146.378
Otros ingresos operacionales	36	20.508	19.758

Total ingresos operacionales		1.443.219	1.402.478

Provisiones por riesgo de crédito	32	(364.031)	(366.702)

INGRESO OPERACIONAL NETO		1.079.188	1.035.776

Remuneraciones y gastos del personal	33	(308.344)	(299.904)
Gastos de administración	34	(188.191)	(175.883)
Depreciaciones y amortizaciones	35	(61.074)	(56.369)
Deterioro	35	(244)	(90)
Otros gastos operacionales	36	(62.351)	(59.716)

Total gastos operacionales		(620.204)	(591.962)

RESULTADO OPERACIONAL		458.984	443.814

Resultado por inversiones en sociedades	13	79.544	267

Resultado antes de impuesto a la renta		538.528	444.081

Impuesto a la renta	16	(94.467)	(51.174)

UTILIDAD CONSOLIDADA DEL EJERCICIO		444.061	392.907

Atribuible a:
Tenedores patrimoniales del Banco		441.926	388.282
Interés no controlador	27	2.135	4.625
Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)
Utilidad básica	25	2,345	2,060
Utilidad diluida	25	2,345	2,060

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 6

Banco Santander Chile y Afiliadas

ESTADOS DE OTRO RESULTADO INTEGRAL CONSOLIDADO DEL PERIODO

Por los ejercicios terminados el

		31 de diciembre de
		2013	2012
	NOTA	MM$	MM$

UTILIDAD CONSOLIDADA DEL EJERCICIO		444.061	392.907

OTROS RESULTADOS INTEGRALES QUE SE RECLASIFICARÁN AL RESULTADO DEL EJERCICIO

Instrumentos de inversión disponibles para la venta	12	10.857	(13.060)
Coberturas de flujo de efectivo	25	(13.572)	4.921

Otros resultados integrales que se reclasificarán al resultado del ejercicio, antes de impuesto		(2.715)	(8.139)

Impuesto a la renta relacionado con otros resultados integrales que se reclasificarán al resultado del ejercicio	16	543	1.572

Total de otros resultados integrales que se reclasificarán al resultado del ejercicio		(2.172)	(6.567)

OTROS RESULTADOS INTEGRALES QUE NO SE RECLASIFICARÁN AL RESULTADO DEL EJERCICIO		-	-
TOTAL OTROS RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO		441.889	386.340

Atribuible a :
Tenedores patrimoniales del Banco		439.743	381.669
Interés no controlador	27	2.146	4.671

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 7

Banco Santander Chile y Afiliadas

ESTADOS DE CAMBIOS EN EL PATRIMONIO CONSOLIDADO

Por los ejercicios terminados el 31 de diciembre de 2013 y 2012

		RESERVAS		CUENTAS DE VALORACION			UTILIDADES RETENIDAS
	Capital	Reservas y otras utilidades retenidas	Fusión de sociedades bajo control común	Instrumentos de Inversión disponibles para la venta	Coberturas de flujo de efectivo	Impuesto a la renta	Utilidades retenidas de ejercicios anteriores	Utilidades del ejercicio	Provisión para dividendo mínimo	Total atribuible a tenedores patrimoniales	Interés no controlador	Total Patrimonio
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 31 de diciembre de 2011	891.303	804.752	(2.224)	3.077	394	(639)	-	435.084	(130.525)	2.001.222	33.801	2.035.023
Ajuste por cambios contables (NIC 19) (*)	-	(1.101)	-	-	-	-	-	-	-	(1.101)	-	(1.101)
Distribución resultado ejercicio anterior	-	-	-	-	-	-	435.084	(435.084)	-	-	-	-
Saldos al 01 de enero de 2012	891.303	803.651	(2.224)	3.077	394	(639)	435.084	-	(130.525)	2.000.121	33.801	2.033.922
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	(261.051)	-	130.525	(130.526)	(4.207)	(134.733)
Otros movimientos patrimoniales	-	174.033	-	-	-	-	(174.033)	-	-	-	-	-
Provisiones para dividendos mínimos	-	-	-	-	-	-	-	-	(116.486)	(116.486)	-	(116.486)
Subtotales	-	174.033	-	-	-	-	(435.084)	-	14.039	(247.012)	(4.207)	(251.219)
Otros resultados integrales	-	-	-	(13.118)	4.921	1.584	-	-	-	(6.613)	46	(6.567)
Resultado del ejercicio	-	-	-	-	-	-	-	388.282	-	388.282	4.625	392.907
Subtotales	-	-	-	(13.118)	4.921	1.584	-	388.282	-	381.669	4.671	386.340
Patrimonio al 31 de diciembre de 2012	891.303	977.684	(2.224)	(10.041)	5.315	945	-	388.282	(116.486)	2.134.778	34.265	2.169.043

Patrimonio al 31 de diciembre de 2012	891.303	977.684	(2.224)	(10.041)	5.315	945	-	388.282	(116.486)	2.134.778	34.265	2.169.043
Distribución resultado ejercicio anterior	-	-	-	-	-	-	388.282	(388.282)	-	-	-	-
Saldos al 01 de enero de 2013	891.303	977.684	(2.224)	(10.041)	5.315	945	388.282	-	(116.486)	2.134.778	34.265	2.169.043
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Transacciones con acciones propias (1)	-	29	-	-	-	-	-	-	-	29	-	29
Dividendos/retiros realizados	-	-	-	-	-	-	(232.780)	-	116.486	(116.294)	(7.907)	(124.201)
Otros movimientos patrimoniales (*)	-	155.502	-	-	-	-	(155.502)	-	-	-	-	-
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(132.578)	(132.578)	-	(132.578)
Subtotales	-	155.531	-	-	-	-	(388.282)	-	(16.092)	(248.843)	(7.907)	(256.750)
Otros resultados integrales	-	-	-	10.843	(13.572)	546	-	-	-	(2.183)	11	(2.172)
Resultado del ejercicio	-	-	-	-	-	-	-	441.926	-	441.926	2.135	444.061
Subtotales	-	-	-	10.843	(13.572)	546	-	441.926	-	439.743	2.146	441.889
Saldos al 31 de diciembre de 2013	891.303	1.133.215	(2.224)	802	(8.257)	1.491	-	441.926	(132.578)	2.325.678	28.504	2.354.182
(1)	Corresponde a utilidad generada de la venta de acciones propias recibidas producto de una dación en pago, ver Nota 3 “Hechos relevantes”.

Período	Resultado atribuible a tenedores patrimoniales	Destinado a reservas	Destinado a dividendos	Porcentaje distribuido	N° de acciones	Dividendo por acción (en pesos)
	MM$	MM$	MM$	%

Año 2012 (Junta Accionistas abril 2013) (*)	387.967	155.187	232.780	60	188.446.126.794	1,235

Año 2011 (Junta Accionistas abril 2012)	435.084	174.033	261.051	60	188.446.126.794	1,385

(*) Para efectos de presentación, estos montos han sido ajustados para reflejar los requerimientos establecidos por NIC 19 - Revisada “Beneficio a los empleados”. Para la determinación del monto de dividendos a repartir en 2012 el ajuste en cuestión, equivalente a $315 millones (Ver Nota 02 “Cambios contables”) no ha sido considerado, manteniendo el monto aprobado en la Junta de Accionistas respectiva.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 8

Banco Santander Chile y Afiliadas

ESTADOS DE FLUJOS DE EFECTIVO CONSOLIDADO

Por los ejercicios terminados el

		31 de diciembre de
		2013	2012
	NOTA	MM$	MM$

A – FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE OPERACIÓN:
UTILIDAD CONSOLIDADA ANTES DE IMPUESTO A LA RENTA		538.528	441.081
Cargos (abonos) a resultados que no significan movimiento de efectivo
Depreciaciones y amortizaciones	35	61.074	56.369
Deterioro de activo fijo	15	244	90
Provisiones por activos riesgosos	32	419.315	399.717
Provisión ajuste a valor de mercado de inversiones		(13.711)	(9.978)
Utilidad por inversiones en sociedades	13	(1.422)	(267)
Utilidad en venta de bienes recibidos en pago	36	(17.046)	(9.307)
Provisiones por bienes recibidos en pago	36	3.580	3.902
Utilidad en venta de participación en otras sociedades	36	-	(599)
Utilidad en venta de sociedades controladas	13	(78.122)	-
Utilidad en venta de activos fijos	36	(176)	(9.194)
Castigo de bienes recibidos en pago	36	8.796	9.180
Ingresos netos por intereses	28	(1.076.762)	(1.042.734)
Ingresos netos comisiones	29	(229.836)	(257.687)
Otros cargos (abonos) a resultado que no significan movimientos de efectivo		38.580	18.324
Cambios en los activos y pasivos por impuestos diferidos	16	(27.721)	(32.653)
Aumento/disminución de activos y pasivos de operación
Disminución (aumento) de créditos y cuentas por cobrar a clientes		(1.978.593)	(1.272.687)
Disminución (aumento) de inversiones financieras		175.886	(93.372)
Disminución (aumento) por contratos de retrocompra (activos)		(10.476)	5.935
Disminución (aumento) de adeudados por bancos		(34.868)	(2.985)
Disminución (aumento) de bienes recibidos o adjudicados en pago		4.053	45.280
Aumento de acreedores en cuentas corrientes		397.383	462.367
Aumento (disminución) de depósitos y otras captaciones a plazo		563.059	195.535
Aumento (disminución) de obligaciones con bancos del país		500	-
Aumento (disminución) de otras obligaciones a la vista o a plazo		253.361	93.838
Aumento (disminución) de obligaciones con bancos del exterior		244.051	(481.677)
Aumento (disminución) de obligaciones con el Banco Central de Chile		(177)	(412)
Aumento (disminución) por contratos de retrocompra (pasivos)		(95.145)	(240.264)
Aumento (disminución) por otras obligaciones financieras		(2.830)	16.012
Aumento neto de otros activos y pasivos		(421.648)	(629.131)
Rescate de letras de crédito		(40.231)	(45.830)
Emisión bonos hipotecarios		70.339	-
Emisión de bonos corrientes		664.422	623.457
Rescate de bonos corrientes y pago de intereses		(190.719)	(507.369)
Intereses y reajustes percibidos		1.905.532	1.910.729
Intereses y reajustes pagados		(729.942)	(871.130)
Dividendos recibidos de inversiones en sociedades	13	775	896
Comisiones percibidas	29	346.120	360.467
Comisiones pagadas	29	(116.284)	(102.780)
Impuesto a la renta	16	(94.467)	(51.174)
Total flujos generados (utilizados) en actividades operacionales		535.422	(1.018.051)

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 9

Banco Santander Chile y Afiliadas

ESTADOS DE FLUJOS DE EFECTIVO CONSOLIDADO

Por los ejercicios terminados el

		Al 31 de diciembre de
		2013	2012
	NOTA	MM$	MM$

B – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE INVERSION:
Adquisiciones de activos fijos	15	(40.789)	(36.738)
Enajenaciones de activos fijos	15	348	6.573
Adquisiciones de inversiones en sociedades	13	(1.440)	(61)
Enajenaciones de inversiones en sociedades	13	90.281	401
Adquisiciones de activos intangibles	14	(18.400)	(42.262)
Total flujos generados (utilizados) en actividades de inversión		30.000	(72.087)

C – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIAMIENTO:
Originados por actividades de financiamiento de tenedores patrimoniales		(123.036)	(396.932)
Emisión bonos subordinados		141.043	-
Rescate de bonos subordinados y pago de intereses		(31.299)	(135.881)
Dividendos pagados		(232.780)	(261.051)
Originados por actividades de financiamiento del interés no controlador		(7.907)	(4.207)
Dividendos y/o retiros pagados		(7.907)	(4.207)
Total flujos utilizados en actividades de financiamiento		(130.943)	(401.139)

D – VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL EJERCICIO		434.479	(1.491.277)

E – EFECTO DE LAS VARIACIONES DE LOS TIPO DE CAMBIO		(20.699)	(3.664)

F – SALDO INICIAL DE EFECTIVO Y EQUIVALENTE DE EFECTIVO		1.485.728	2.980.669

SALDO FINAL DE EFECTIVO Y EQUIVALENTE DE EFECTIVO	5	1.899.508	1.485.728

		Al 31 de diciembre de
Conciliación de provisiones para el Estado Consolidado de Flujos de Efectivo del período		2013	2012
		MM$	MM$

Provisiones por riesgo crédito para el Estado de Flujos de Efectivo	32	419.315	399.717
Recuperación de créditos castigados	32	(55.284)	(33.015)
Gasto por provisiones por riesgo crédito		364.031	366.702

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 10

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS

INFORMACIÓN CORPORATIVA

Banco Santander Chile (ex–Banco Santiago) es una sociedad anónima bancaria, organizada bajo las leyes de la República de Chile, domiciliada en calle Bandera N°140 Santiago, que provee una amplia gama de servicios bancarios generales a sus clientes, que son desde personas a grandes corporaciones. Banco Santander Chile y sus afiliadas (conjuntamente referidas más adelante como “Banco” o “Banco Santander Chile”) ofrecen servicios bancarios comerciales y de consumo, además de otros servicios, incluyendo factoring, recaudaciones, leasing, valores y corretaje de seguros, fondos mutuos y administración de fondos de inversión e inversiones bancarias.

Con fecha 18 de julio de 2002 se celebró la Junta Extraordinaria de Accionistas de Banco Santiago, cuya acta se redujo a escritura pública con fecha 19 de julio de 2002, en la Notaría de Santiago de doña Nancy de la Fuente Hernández, en la cual se acordó la fusión de Banco Santander Chile con Banco Santiago, mediante la incorporación del primero a este último, adquiriendo éste los activos y pasivos de aquel, y se acordó además la disolución anticipada de Banco Santander Chile y el cambio de nombre de Banco Santiago a Banco Santander Chile. Dicho cambio fue autorizado por Resolución N°79 de la Superintendencia de Bancos e Instituciones Financieras, dictada con fecha 26 de julio del 2002, publicada en el Diario Oficial el día 01 de agosto de 2002 e inscrita a fojas 19.992 número 16.346 del año 2002 en el Registro de Comercio del Conservador de Bienes Raíces de Santiago.

Además de las reformas a los estatutos anteriormente enunciados, estos han sido modificados en diversas oportunidades, siendo la última modificación la acordada en Junta Extraordinaria de Accionistas celebrada el 24 de abril de 2007, cuya acta se redujo a escritura pública el 24 de mayo de 2007 en la Notaría de Nancy de la Fuente Hernández. Esta reforma se aprobó por Resolución N°61 del 6 de junio de 2007 de la Superintendencia de Bancos e Instituciones Financieras. Un extracto de ella y de la resolución se publicaron en el Diario Oficial del 23 de junio de 2007 y se inscribieron en el Registro de Comercio de 2007 a fojas 24.064 número 17.563 del citado Conservador.

Por medio de esta última reforma Banco Santander Chile, de acuerdo con sus estatutos y a lo aprobado por la Superintendencia de Bancos e Instituciones Financieras, también podrá usar los nombres Banco Santander Santiago o Santander Santiago o Banco Santander o Santander.

Banco Santander España controla a Banco Santander Chile a través de su participación en Teatinos Siglo XXI Inversiones Ltda. y Santander Chile Holding S.A., las cuales son subsidiarias controladas por Banco Santander España. Al 31 de diciembre de 2013, Banco Santander España posee o controla directa e indirectamente el 99,5% de Santander Chile Holding S.A. y el 100% de Teatinos Siglo XXI Inversiones Ltda. Esto otorga a Banco Santander España el control sobre el 67,18% de las acciones del Banco.

a)	Bases de preparación

Los presentes Estados Financieros Consolidados han sido preparados de acuerdo al Compendio de Normas Contables e instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras (SBIF), organismo fiscalizador que de acuerdo al Artículo 15 de la Ley General de Bancos establece que los bancos deben utilizar los criterios contables dispuestos por esa Superintendencia y en todo aquello que no sea tratado por ella si no se contrapone con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile A.G., coincidentes con las normas internacionales de contabilidad e información financiera (NIIF o IFRS, por sus siglas en inglés) acordados por el International Accounting Standards Board (IASB). En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables e instrucciones) primarán estos últimos.

Para los propósitos de éstos Estados Financieros Consolidados, el Banco utiliza ciertos términos y convenciones para las monedas. “USD” hace referencia a “dólar americano”, “EUR” hace referencia a “euro”, “CNY” hace referencia a “yuan chino”, “CHF” hace referencia a “franco suizo”, y “UF” hace referencia a “unidad de fomento”.

Las notas a los Estados Financieros Consolidados, contienen información adicional a la presentada en los Estados de Situación Financiera Consolidados, en los Estados Consolidados de Resultados, Estados Consolidados de Resultados Integrales, Estados Consolidados de Cambios en el Patrimonio y en los Estados Consolidados de Flujos de Efectivo. En ellas se suministra descripciones narrativas o desagregación de tales estados en forma clara, relevante, fiable y comparable.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 11

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

b)	Bases de preparación de los Estados Financieros

Los Estados Financieros Consolidados al 31 de diciembre de 2013 y 2012 incorporan los estados financieros del Banco y las sociedades controladas (subsidiarias). El control se obtiene cuando el Banco está expuesto, o tiene derecho, a rendimientos variables procedentes de su implicación en la participada y tiene la capacidad de influir en esos rendimientos a través de su poder sobre ésta. Específicamente, el Banco controla una participada si y solo si éste reúne todos los elementos siguientes:

I.	poder sobre la participada (es decir, posee derechos que le otorgan la capacidad presente de dirigir las actividades relevantes de la participada);
II.	exposición, o derecho, a rendimientos variables procedentes de su implicación en la participada; y
III.	capacidad de utilizar su poder sobre la participada para influir en el importe de los rendimientos del inversor

Cuando el Banco tiene menos de la mayoría de los derechos de voto sobre una participada, pero dichos derechos de voto son suficientes para tener la capacidad factible de dirigir unilateralmente las actividades relevantes, entonces se concluirá que el Banco tiene el control. El Banco considera todos los factores y circunstancias relevantes en la evaluación si los derechos de voto son suficientes para obtener el control, estos incluyen:

•	La cuantía de los derechos a voto que posee el Banco en relación a la cuantía y dispersión de los que mantienen otros tenedores de voto
•	los derechos de voto potenciales mantenidos por el inversor, otros tenedores de voto u otras partes
•	derechos que surgen de otros acuerdos contractuales
•	cualesquiera hechos y circunstancias adicionales que indiquen que el inversor tiene, o no tiene, la capacidad presente de dirigir las actividades relevantes en el momento en que esas decisiones necesiten tomarse, incluyendo los patrones de conducta de voto en reuniones de accionistas anteriores

El Banco reevalúa si tiene o no el control sobre una participada cuando los hechos o circunstancias indican que existen cambios en uno o más de los elementos de control arriba listados.

Las pérdidas de control dan lugar a una baja de las cuentas de activo y pasivos de la entidad que ha dejado de ser subsidiaria del estado de situación financiera consolidado y el reconocimiento de la pérdida o ganancia asociada a la pérdida de control.

Los Estados Financieros Consolidados, comprenden los estados financieros separados (individuales) del Banco y de las sociedades que participan en la consolidación, e incluyen los ajustes y reclasificaciones necesarios para homogenizar las políticas contables y criterios de valoración aplicados por el Banco, junto con la eliminación todos los saldos y transacciones entre las sociedades consolidadas.

Adicionalmente, la participación de terceros en el patrimonio del Banco consolidado es presentada como “Interés no controlador” en el Estado de Situación Financiera Consolidado. Su participación en las utilidades del año es presentada como “Utilidad atribuible a interés no controlador” en el Estados de Situación Financiera Consolidados

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 12

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

La siguiente tabla muestra la composición de las entidades sobre las cuales el Banco tiene la capacidad de ejercer control, por lo tanto forman parte del perímetro de consolidación:

i.	Entidades controladas por el Banco a través de la participación en patrimonio

			Porcentaje de participación
			Al 31 de diciembre de
		Lugar de	2013			2012
		Incorporación y	Directo	Indirecto	Total	Directo	Indirecto	Total
Nombre de subsidiaria	Actividad Principal	operación	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Corretaje de seguros	Santiago, Chile	99,75	0,01	99,76	99,75	0,01	99,76
Santander S.A. Corredores de Bolsa	Corretaje de instrumentos financieros	Santiago, Chile	50,59	0,41	51,00	50,59	0,41	51,00
Santander Asset Management S.A. Administradora General de Fondos (*)	Administración de fondos de terceros	Santiago, Chile	-	-	-	99,96	0,02	99,98
Santander Agente de Valores Limitada	Corretaje de valores	Santiago, Chile	99,03	-	99,03	99,03	-	99,03
Santander S.A. Sociedad Securitizadora	Adquisición de créditos y emisión de títulos de deuda	Santiago, Chile	99,64	-	99,64	99,64	-	99,64
Santander Servicios de Recaudación y Pagos Limitada	Sociedad de apoyo, efectuar pagos y recibir valores	Santiago, Chile	99,90	0,10	100,00	99,90	0,10	100,00
(*) En el mes de diciembre de 2013 se concretó la venta de Santander Asset Management S.A. Administradora General de Fondos, ver Nota 3 “Hechos relevantes”.

El Banco solo posee la totalidad de la participación controladora de Santander Servicios de Recaudación y Pagos Limitada, sobre las restantes subsidiarias el detalle de las participaciones no controladoras se observa en la Nota 27 Interés no controlador.

ii.	Entidades controladas por el Banco a través de otras consideraciones

A pesar de no poseer la mayoría de los derechos de voto, las siguientes sociedades han sido consolidadas basados en que las actividades relevantes (sociedades de apoyo al giro) de estas son determinadas por el Banco y por ende, éste ejerce control:

-	Santander Gestión de Recaudación y Cobranza Limitada
-	Multinegocios S.A.
-	Servicios Administrativos y Financieros Limitada
-	Fiscalex Limitada
-	Multiservicios de Negocios Limitada
-	Bansa Santander S.A.

iii. Entidades asociadas

Las entidades asociadas son aquellas entidades sobre las que el Banco tiene capacidad para ejercer una influencia significativa, aunque no control o control conjunto. Habitualmente, esta capacidad se manifiesta en una participación igual o superior al 20% de los derechos de voto de la entidad y se valorizan por el “método de la participación”.

Las siguientes entidades son consideradas “Entidades asociadas”, en las cuales el Banco tiene participación y son reconocidas a través del método de participación:

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 13

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

			Porcentaje de participación
			Al 31 de diciembre de
		Lugar de	2013	2012
Nombre Asociadas	Actividad principal	Incorporación y operación	%	%
Redbanc S.A.	Servicios de cajeros automáticos	Santiago, Chile	33,43	33,43
Transbank S.A.	Servicios de tarjetas de crédito y debito	Santiago, Chile	25,00	25,00
Centro de Compensación Automatizado	Servicios de transferencias electrónicas de fondos y compensación	Santiago, Chile	33,33	33,33
Sociedad Interbancaria de Depósito de Valores S.A.	Depósito de valores de oferta pública	Santiago, Chile	29,28	29,28
Cámara Compensación de Alto Valor S.A.	Compensación de pagos	Santiago, Chile	14,14	14,14
Administrador Financiero del Transantiago S.A.	Administración de medios de acceso	Santiago, Chile	20,00	20,00
Sociedad Nexus S.A.	Procesador de tarjetas de créditos	Santiago, Chile	12,90	12,90
Servicios de Infraestructura de Mercado OTC S.A.	Administración de la infraestructura de mercado financiero de instrumentos derivados	Santiago, Chile	11,11	-

En el caso de Nexus S.A. y Cámara Compensación de Alto Valor S.A., Banco Santander Chile posee un representante en el Directorio de dichas sociedades, razón por la cual la Administración ha concluido que ejerce influencia significativa sobre las mismas.

En julio del presente año los bancos de la plaza en conjunto crearon la sociedad “Servicios de Infraestructura de Mercado OTC S.A.”, cuyo objetivo es administrar una infraestructura para el mercado financiero, otorgando servicios de registro, confirmación, almacenamiento, consolidación y conciliación de operaciones con instrumentos financieros derivados. Banco Santander posee un 11,11% de participación patrimonial (ver Nota 03 “Hechos relevantes” y Nota 13 “Inversiones en sociedades”). El Banco ha participado, a través de sus ejecutivos, activamente en la administración y en el proceso de organización y puesta en marcha de esta sociedad.

iv.	Inversiones en otras sociedades

En este rubro son presentadas aquellas entidades en las cuales el Banco no posee control ni influencia significativa. Estas participaciones son presentadas al valor de compra (costo histórico).

c)	Interés no controlador

El interés no controlador representa la porción de las pérdidas y ganancias y los activos netos, de los cuales, directa o indirectamente, el Banco no es dueño. Es presentado separadamente dentro del Estado Consolidado de Resultados, y dentro del patrimonio en el Estado de Situación Financiera Consolidado, separadamente del patrimonio de los accionistas.

En el caso de las Entidades controladas a través de otras consideraciones, el 100% de sus Resultados y Patrimonios es presentado en interés no controlador, debido a que el Banco solamente tiene control sobre éstas, pero no posee participación.

d)	Segmentos de operación

El Banco revela por separado la información sobre cada uno de los segmentos de operación que:

i.	haya identificado
ii.	exceda los umbrales cuantitativos fijados de un segmento

Con frecuencia, los segmentos de operación con características económicas similares muestran un rendimiento financiero a largo plazo que es similar. Pueden agregarse dos o más segmentos de operación en uno sólo cuando la agregación resulte coherente con el principio básico de la Norma Internacional de Información Financiera 8 “Segmentos de Operación” (NIIF 8) y los segmentos tengan características económicas parecidas y sean similares en cada uno de los siguientes aspectos:

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 14

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

i.	la naturaleza de los productos y servicios;
ii.	la naturaleza de los procesos de producción;
iii.	el tipo o categoría de clientes a los que se destinan sus productos y servicios;
iv.	los métodos usados para distribuir sus productos o prestar servicios; y
v.	si fuera aplicable, la naturaleza del marco normativo, por ejemplo, bancario, de seguros, o de servicios públicos.

El Banco informa por separado sobre cada uno de los segmentos de operación que alcance alguno de los siguientes umbrales cuantitativos:

i.	Sus ingresos de las actividades ordinarias informados, incluyendo tanto las ventas a clientes externos como las ventas o transferencias ínter segmentos, son iguales o superiores al 10 por ciento de los ingresos de las actividades ordinarias combinadas, internos y externos, de todos los segmentos de operación.

ii.	El importe de sus resultados informados es, en términos absolutos, igual o superior al 10 por ciento del importe que sea mayor entre (i) la ganancia combinada informada por todos los segmentos de operación que no hayan presentado pérdidas; y (ii) la pérdida combinada informada por todos los segmentos de operación que hayan presentado pérdidas.

iii.	Sus activos son iguales o superiores al 10 por ciento de los activos combinados de todos los segmentos de operación.

Los segmentos de operación que no alcancen ninguno de los umbrales cuantitativos se podrán considerar segmentos sobre los que debe informarse, en cuyo caso se revelará la información separada sobre los mismos, si la dirección estima que ella podría ser útil para los usuarios de los Estados Financieros Consolidados.

La información relativa a otras actividades de negocio de los segmentos de operación sobre los que no deba informarse se combina y se revela dentro de la categoría “Otros”.

De acuerdo con lo presentado, los segmentos del Banco se derivaron considerando que un segmento de operación es un componente de una unidad que:

i.	Contrata actividades de negocio de las cuales puede ganar ingresos e incurrir en gastos (incluyendo ingresos y gastos de transacciones con otros componentes de la misma entidad);
ii.	Sus resultados operacionales son regularmente revisados por el administrador de la entidad, quien toma decisiones acerca de los recursos designados al segmento y evalúa su rendimiento; y
iii.	En relación al cual se dispone de información financiera diferenciada.

e)	Moneda funcional y de presentación

El Banco, de acuerdo a la aplicación de la Norma Internacional de Contabilidad 21 “Efectos de las Variaciones en las Tasas de Cambio de la Moneda Extranjera” (NIC 21), ha definido como moneda funcional y de presentación el Peso Chileno, que es la moneda del entorno económico primario en el cual opera el Banco, además obedece a la moneda que influye en la estructura de costos e ingresos.

Por lo tanto, todos los saldos y transacciones denominados en otras monedas diferentes al Peso Chileno son considerados como “moneda extranjera”.

f)	Transacciones en moneda extranjera

El Banco otorga préstamos y recibe depósitos en montos denominados en monedas extranjeras, principalmente en Dólares Americanos. Los activos y pasivos denominados en moneda extranjera, mantenidos por el Banco y Filiales son convertidos a Pesos Chilenos al tipo de cambio de mercado publicado por Reuters a las 1:30 p.m. del último día hábil del mes, el cual asciende a $ 524,20 por US$ 1 al 31 de diciembre de 2013 ($ 478,75 por US$ 1 al 31 de diciembre de 2012).

El monto de las ganancias y pérdidas netas de cambio incluye el reconocimiento de los efectos de las variaciones en el tipo de cambio que tienen activos y pasivos denominados en monedas extranjeras y las ganancias o pérdidas por cambio de actuales y futuras transacciones tomadas por el Banco.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 15

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

g)	Definiciones y clasificaciones de instrumentos financieros

i.	Definiciones

Un “Instrumento Financiero” es cualquier contrato que aumenta un activo financiero de una entidad y, simultáneamente, un pasivo financiero o instrumento de capital de otra entidad.

Un “Instrumento de Capital” es un ente jurídico que evidencia una participación residual en los activos de la entidad que lo emite una vez deducidos todos sus pasivos.

Un “Derivado Financiero” es un instrumento financiero cuyo valor cambia como respuesta a los cambios en una variable observable de mercado (tal como un tipo de interés, de cambio, el precio de un instrumento financiero o un índice de mercado, incluyendo las calificaciones crediticias), cuya inversión inicial es muy pequeña en relación a otros instrumentos financieros con respuesta similar a los cambios en las condiciones de mercado y que se liquida, generalmente, en una fecha futura.

Los “Instrumentos Financieros Híbridos” son contratos que incluyen simultáneamente un contrato principal diferente de un derivado junto con un derivado financiero, denominado derivado implícito, que no es individualmente transferible y que tiene el efecto de que algunos de los flujos de efectivo del contrato híbrido varían de la misma manera que lo haría el derivado implícito considerado aisladamente.

ii.	Clasificación de los activos financieros a efectos de valoración

Los activos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los activos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de instrumentos para negociación (a valor razonable con cambios en resultados): Activos financieros adquiridos con el objeto de beneficiarse a corto plazo de las variaciones que experimenten sus precios. Dentro de esta agrupación se encuentra la cartera de instrumentos para negociación y los contratos de derivados financieros que no se consideran de cobertura contable.

-	Cartera de instrumentos de inversión disponibles para la venta: Valores representativos de deuda no clasificados como “inversión hasta el vencimiento”, “inversiones crediticias” o “a valor razonable con cambios en el Estado Consolidado de Resultados”. Los instrumentos de inversión disponibles para la venta son reconocidos inicialmente al costo, el cual incluye los costos de transacción, y son posteriormente ajustados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos internos cuando corresponda. Las utilidades o pérdidas no realizadas originadas por el cambio en el valor razonable son reconocidas con cargo o abono a “cuentas de valoración” dentro de Otros Resultados Integrales en el patrimonio. Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados en Otros Resultados Integrales son traspasados al Estado Consolidado de Resultados bajo “Utilidad neta de operaciones financieras”.

-	Cartera de instrumentos de inversión hasta el vencimiento: Valores representativos de deuda, que se negocien en un mercado activo, que tienen una fecha de vencimiento precisa y dan lugar a pagos en fecha y por cuantías fijas o predeterminables y sobre los que se tiene la intención y capacidad demostrada de mantenerlos hasta el vencimiento. Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al valor presente de los flujos de caja futuros estimados.

-	Inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos): Corresponden al financiamiento concedido a terceros, de acuerdo con la naturaleza del mismo, sea cual sea la naturaleza del prestatario y la forma de financiamiento concedido. Se incluyen créditos y cuentas por cobrar a clientes, adeudado por bancos e incluso las operaciones de arrendamiento financiero en las que el Banco actúa como arrendador.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 16

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iii. Clasificación de activos financieros a efectos de presentación

Los activos financieros se incluyen, a efectos de su presentación, según su naturaleza en los Estados Financieros Consolidados, en las siguientes partidas:

-	Efectivo y depósitos en bancos: Este rubro comprende el dinero en efectivo, las cuentas corrientes y los depósitos a la vista en el Banco Central de Chile y en otras entidades financieras del país y del exterior. Los montos colocados en operaciones overnight se seguirán informando en este rubro y en las líneas o ítems que correspondan. Si no se indica un ítem especial para esas operaciones, ellas se incluirán junto con las cuentas que se informan.

-	Operaciones con liquidación en curso: Este rubro comprende los valores de los documentos en canje y los saldos por operaciones realizadas que, de acuerdo con lo pactado, no se liquidan el mismo día y compra de divisas que aún no se reciben.

-	Instrumentos para negociación: Comprende la cartera de instrumentos financieros para negociación y las inversiones en fondos mutuos que deben ser ajustadas a su valor razonable.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables positivos. Incluye tanto los contratos independientes, como los derivados que deben y pueden ser separados de un contrato anfitrión, sean estos de negociación o de cobertura contable, tal como se muestra en la Nota 8 de los Estados de Situación Financiera Consolidados.

-	Derivados de negociación: incluye el valor razonable a favor del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-	Derivados de cobertura: incluye el valor razonable a favor del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Adeudado por bancos: En este rubro se presentan los saldos de las operaciones con bancos del país y del exterior, incluido el Banco Central de Chile, distintas de las que se reflejan en los rubros anteriores.

-	Créditos y cuentas por cobrar a clientes: Corresponden a las colocaciones por préstamos, son activos financieros no derivados con cobros fijos o determinados que no se encuentran cotizados en un mercado activo y que el Banco no tiene intención de vender inmediatamente o en el corto plazo. Cuando el Banco es el arrendador en un contrato de arrendamiento y, transfiere substancialmente todos los riesgos y beneficios incidentales sobre el activo arrendado, la transacción se presenta dentro de las colocaciones por préstamos.

-	Instrumentos de inversión: Son clasificados en dos categorías: inversiones hasta el vencimiento e instrumentos disponibles para la venta. La categoría de inversiones hasta el vencimiento incluye sólo aquellos instrumentos en que el Banco tiene la capacidad e intención de mantenerlos hasta su fecha de vencimiento. Los demás instrumentos de inversión se consideran como disponibles para la venta.

iv. Clasificación de pasivos financieros a efectos de valoración

Los pasivos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los pasivos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de negociación (a valor razonable con cambios en resultados): Pasivos financieros emitidos con el objetivo de beneficiarse a corto plazo de las variaciones que experimenten sus precios, los derivados financieros que no se consideran de cobertura contable y los pasivos financieros originados por la venta en firme de activos financieros adquiridos temporalmente o recibidos en préstamo (“posiciones cortas de valores”).

-	Pasivos financieros a costo amortizado: Pasivos financieros que no se incluyen en ninguna de las categorías anteriores y que responden a las actividades típicas de captación de fondos de las entidades financieras, cualquiera que sea su forma de instrumentalización y su plazo de vencimiento.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 17

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

v.	Clasificación de pasivos financieros a efectos de presentación

Los pasivos financieros se incluyen, a efectos de su presentación según su naturaleza en los Estados Financieros, en las siguientes partidas:

-	Depósitos y otras obligaciones a la vista: En este rubro se incluyen todas las obligaciones a la vista, con excepción de las cuentas de ahorro a plazo, que por sus características especiales no se consideran a la vista. Se entiende que son obligaciones a la vista aquellas cuyo pago pudo ser requerido en el período, es decir, no se consideran a la vista aquellas operaciones que pasan a ser exigibles el día siguiente del cierre.

-	Operaciones con liquidación en curso: En este rubro se incluyen los saldos por operaciones de compra de activos que no se liquidan el mismo día y por venta de divisas que aún no se entregan.

-	Contratos de retrocompra y préstamos de valores: En este rubro se presentan los saldos correspondientes a las operaciones de venta de instrumentos con pacto y los préstamos de valores. De acuerdo con la normativa vigente, el Banco no registra como cartera propia aquellos papeles comprados con pactos de retroventa.

-	Depósitos y otras captaciones a plazo: En este rubro se presentan los saldos de las operaciones de captación en las cuales se ha establecido un plazo al cabo del cual se tornan exigibles.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables negativos (esto es, en contra del Banco), sean estos de negociación o de cobertura contable, tal como lo demuestra la Nota 8.

-	Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-	Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Obligaciones con bancos: Comprende las obligaciones con otros bancos del país, con bancos del exterior o con el Banco Central de Chile y que no fueron clasificadas en alguna definición anterior.

-	Instrumentos de deuda emitidos: Comprende tres rubros según se trate de obligaciones con letras de crédito, bonos subordinados o bonos corrientes, colocados en el mercado local o en el exterior.

-	Otras obligaciones financieras: En este rubro se incluyen las obligaciones crediticias con personas distintas de otros bancos del país o del exterior o del Banco Central de Chile, correspondientes a financiamientos u operaciones propias del giro.

h)	Valoración y registro de resultados de los activos y pasivos financieros

Generalmente, los activos y pasivos financieros se registran inicialmente por su valor razonable que, salvo evidencia en contrario, es el precio de la transacción. Los instrumentos no valorados por su valor razonable con cambios en resultados se ajustan con los costos de transacción. Posteriormente, y con ocasión de cada cierre contable, se procede a valorarlos de acuerdo con los siguientes criterios:

i.	Valoración de los activos financieros

Los activos financieros, excepto las inversiones crediticias y las inversiones a vencimiento, se valoran a su “valor razonable” sin deducir ningún costo de transacción por su venta.

De acuerdo a NIIF 13 Medición de Valor Razonable (aplicada desde el 01 de enero de 2013) se entiende por “valor razonable” como el precio que se recibiría por la venta de un activo o se pagaría por la transferencia de un pasivo en una transacción ordenada en el mercado principal (o más ventajoso) en la fecha de la medición en condiciones de mercado presentes (es decir, un precio de salida) independientemente de si ese precio es observable directamente o estimado utilizando otra técnica de valoración. Una medición del valor razonable es para un activo o pasivo concreto. Por ello, al medir el valor razonable el Banco se tiene en

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 18

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

cuenta las características del activo o pasivo de la misma forma en que los participantes de mercado las tendrían en cuenta al fijar el precio de dicho activo o pasivo en la fecha de la medición.

La medición a valor razonable supone que la transacción de venta del activo o transferencia del pasivo tiene lugar: (a) en el mercado principal del activo o pasivo; o (b) en ausencia de un mercado principal, en el mercado más ventajoso para el activo o pasivo. Cuando no existe un mercado observable para proporcionar información para fijar el precio en relación con la venta de un activo o la transferencia de un pasivo en la fecha de la medición, el valor razonable se obtendrá de suponer una transacción en dicha fecha, considerada desde la perspectiva de un participante de mercado que mantiene el activo o debe el pasivo.

Cuando se utilizan técnicas de valorización se maximiza el uso de datos de entrada observables relevantes y minimiza el uso de datos de entrada no observables. Cuando un activo o un pasivo medido a valor razonable tiene un precio comprador y un precio Vendedor, el precio dentro del diferencial de precios comprador-vendedor que sea el más representativo del valor razonable en esas circunstancias se utilizará para medir el valor razonable independientemente de dónde se clasifique el dato de entrada en la jerarquía del valor razonable. NIIF 13 Medición del Valor Razonable establece una jerarquía del valor razonable basada en tres niveles: Nivel 1 , Nivel 2 y Nivel 3, en donde se concede la prioridad más alta a los precios cotizados (sin ajustar) en mercados activos para activos y pasivos idénticos y la prioridad más baja a los datos de entrada no observables.

Todos los derivados se registran en el Estado de Situación Financiera Consolidado por su valor razonable desde su fecha de contratación. Si su valor razonable es positivo se registrarán como un activo y si éste es negativo se registrarán como un pasivo. En la fecha de contratación se entiende que, salvo prueba en contrario, su valor razonable es igual al precio de la transacción. Los cambios en el valor razonable de los derivados desde la fecha de contratación se registran con contrapartida en el Estado Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

Concretamente, el valor razonable de los derivados financieros incluidos en las carteras de negociación se asimila a su cotización diaria y si, por razones excepcionales, no se puede establecer su cotización en una fecha dada, se recurre para valorarlos a métodos similares a los utilizados para valorar los derivados contratados en mercados no organizados. El valor razonable de estos derivados se asimila a la suma de los flujos de caja futuros con origen en el instrumento, descontados a la fecha de la valoración (“valor actual” o “cierre teórico”), utilizándose en el proceso de valoración métodos reconocidos por los mercados financieros: “valor actual neto” o modelos de determinación de precios de opciones, entre otros métodos. Además, dentro del valor razonable de los derivados se incluye el ajuste de valorización por riesgo de crédito (en inglés Credit Valuation Adjustment o CVA), todo ello con el objetivo de que el valor razonable de cada instrumento incluya el riesgo de crédito de su contraparte.

Las “Inversiones crediticias” y la “Cartera de instrumentos de inversión hasta el vencimiento” se valoran a su “costo amortizado”, utilizándose en su determinación el método del “tipo de interés efectivo”. Por “costo amortizado” se entiende el costo de adquisición de un activo o pasivo financiero corregido (en más o en menos, según sea el caso) por los reembolsos de principal y la parte imputada sistemáticamente al Estado Consolidado de Resultados de la diferencia entre el costo inicial y el correspondiente valor de reembolso al vencimiento. En el caso de los activos financieros, el costo amortizado incluye, además, las correcciones a su valor motivadas por el deterioro que hayan experimentado. En las inversiones crediticias cubiertas por operaciones de cobertura de valor razonable, se registran aquellas variaciones que se produzcan en su valor razonable relacionadas con el riesgo o con los riesgos cubiertos en dichas operaciones de cobertura, los cuales son contabilizados en “Utilidad neta de operaciones financieras”.

El “tipo de interés efectivo” es la tasa de descuento que iguala exactamente el valor inicial de un instrumento financiero a la totalidad de sus flujos de caja estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tipo de interés fijo, el tipo de interés efectivo coincide con el tipo de interés contractual establecido en el momento de su adquisición más, en su caso, las comisiones y costos de transacción que, por su naturaleza, formen parte de su rendimiento financiero. En los instrumentos financieros a tipo de interés variable, el tipo de interés efectivo coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

Los instrumentos de capital cuyo valor razonable no pueda determinarse de forma suficientemente objetiva y los derivados financieros que tengan como activo subyacente estos instrumentos y se liquiden mediante entrega de los mismos se mantienen a su costo de adquisición, corregido, en su caso, por las pérdidas por deterioro que hayan experimentado.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 19

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Los importes por los que figuran registrados los activos financieros representan, en todos los aspectos significativos, el máximo nivel de exposición al riesgo de crédito del Banco en cada fecha de presentación de los estados financieros. El Banco cuenta, por otro lado, con garantías tomadas y otras mejoras crediticias para mitigar su exposición al riesgo de crédito, consistentes, fundamentalmente, en garantías hipotecarias, de instrumentos de capital y personales, bienes cedidos en leasing, activos adquiridos con pacto de retrocompra, préstamos de valores y derivados.

ii.	Valoración de los pasivos financieros

Los pasivos financieros se valoran generalmente a su costo amortizado, tal y como éste ha sido definido anteriormente, excepto por los pasivos financieros designados como partidas cubiertas (o como instrumentos de cobertura) y pasivos financieros mantenidos para negociación, que se valoran a su valor razonable.

iii.	Técnicas de valoración

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos comprenden deuda pública, deuda privada, acciones, posiciones cortas de valores y renta fija emitida.

En los casos donde no puedan observarse cotizaciones, la Administración realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado. Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción, salvo que el valor de dicho instrumento pueda ser obtenido de otras transacciones realizadas en el mercado con el mismo o similar instrumento, o valorarse usando una técnica de valoración donde las variables utilizadas incluyan sólo datos observables en el mercado, principalmente tipos de interés.

Las principales técnicas usadas, Al 31 de diciembre de 2013 y 2012, por los modelos internos del Banco para determinar el valor razonable de los instrumentos financieros son descritas a continuación:

i.	En la valoración de instrumentos financieros que permiten una cobertura estática (principalmente “forwards” y “swaps”) se emplea el método del “valor presente”. Los flujos de caja futuros esperados se descuentan empleando las curvas de tipos de interés de las correspondientes divisas. Por regla general, las curvas de tipos de interés son datos observables en los mercados.

ii.	En la valoración de instrumentos financieros que requieren una cobertura dinámica (principalmente opciones estructuradas y otros instrumentos estructurados) se emplea, normalmente, el modelo de “Black-Scholes”. En su caso, se emplean inputs observables de mercado para obtener factores tales como el bid–offer dilusivo, tipos de cambio, volatilidad, correlación entre índices y liquidez del mercado.

iii.	En la valoración de determinados instrumentos financieros afectados por el riesgo de tipo de interés, tales como los futuros sobre tipos de interés, caps y floors, se utilizan el método del valor presente (futuros) y el modelo de “Black- Scholes” (opciones “plain vanilla”). Los principales inputs utilizados en estos modelos son principalmente datos observables en el mercado, incluyendo las correspondientes curvas de tipos de interés, volatilidades, correlaciones y tipos de cambio.

El valor razonable de los instrumentos financieros que se deriva de los modelos internos anteriores tiene en cuenta, entre otros, los términos de los contratos y datos observables de mercado, que incluyen tipos de interés, riesgo de crédito, tipos de cambio, cotizaciones de materias primas y acciones, volatilidad y prepagos. Los modelos de valoración no incorporan subjetividad significativa, dado que dichas metodologías pueden ser ajustadas y calibradas, en su caso, mediante el cálculo interno del valor razonable y su posterior comparación con el correspondiente precio negociado activamente.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 20

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iv.	Registro de resultados

Las variaciones del valor en libros de los activos y pasivos financieros se registran con contrapartida en el Estado Consolidado de Resultados; diferenciándose entre las que tienen su origen en el devengo de intereses y reajustes (que se registran en los rubros Ingresos por intereses y reajustes o Gastos por intereses y reajustes, según proceda); y las que correspondan a otras causas. Estas últimas se registran, por su importe neto, en el rubro Utilidad neta de operaciones financieras.

En el caso de instrumentos de negociación, los ajustes por valor razonable, resultados por interés, ajustes por tasas y diferencias de cambio, son incluidas en el estado consolidado de resultados en el rubro “Utilidad neta de operaciones financieras”.

Los ajustes por cambios en el valor razonable con origen en:

Los “Instrumentos financieros disponibles para la venta” se registran en Otros Resultados Integrales bajo “Cuentas de Valoración” en el patrimonio consolidado del Banco.

-	Cuando los instrumentos de inversión disponibles para la venta son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados bajo “Cuentas de Valoración” son reclasificados al Estado Consolidado de Resultados.

v.	Operaciones de cobertura

El Banco utiliza los derivados financieros para las siguientes finalidades:

i)	facilitar dichos instrumentos a los clientes que los solicitan en la gestión de sus riesgos de mercado y de crédito,
ii)	utilizarlos en la gestión de los riesgos de las posiciones propias de las entidades del Banco y de sus activos y pasivos (“derivados de cobertura”), y
iii)	para aprovechar en beneficio propio las alteraciones que experimenten estos derivados en su valor “(derivados de negociación)”.

Todo derivado financiero que no reúna las condiciones que permiten considerarlo como de cobertura se trata a efectos contables como un “derivado de negociación”.

Para que un derivado financiero se considere de cobertura, necesariamente tiene que:

1.	Cubrir uno de los siguientes tres tipos de riesgo:

a.	De variaciones en el valor de los activos y pasivos debidas a oscilaciones, entre otras, en la inflación (UF), tipo de interés y/o tipo de cambio al que se encuentre sujeta la posición o saldo a cubrir (“cobertura de valores razonables”);
b.	De alteraciones en los flujos de efectivo estimados con origen en los activos y pasivos financieros, compromisos y transacciones altamente probables que se prevean llevar a cabo (“cobertura de flujos de efectivo”);
c.	La inversión neta en un negocio en el extranjero (“cobertura de inversiones netas en negocios en el extranjero”).

2.	Eliminar eficazmente algún riesgo inherente al elemento o posición cubierto durante todo el plazo previsto de cobertura, lo que implica que:

a.	En el momento de la contratación de la cobertura se espera que, en condiciones normales, ésta actúe con un alto grado de eficacia (“eficacia prospectiva”);
b.	Exista una evidencia suficiente de que la cobertura fue realmente eficaz durante toda la vida del elemento o posición cubierto (“eficacia retrospectiva”).

3.	Haberse documentado adecuadamente que la contratación del derivado financiero tuvo lugar específicamente para servir de cobertura de determinados saldos o transacciones y la forma en que se pensaba conseguir y medir esa cobertura, siempre que esta forma sea coherente con la gestión de los riesgos propios que lleva a cabo el Banco.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 21

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Las diferencias de valoración de las coberturas contables se registran según los siguientes criterios:

a.	En las coberturas de valor razonable, las diferencias producidas tanto en los elementos de cobertura como en los elementos cubiertos (en lo que refiere al tipo de riesgo cubierto) se reconocen directamente en la cuenta del Estado Consolidado de Resultados.

b.	En las coberturas del valor razonable del riesgo de tipo de interés de una cartera de instrumentos financieros, las ganancias o pérdidas que surgen al valorar los instrumentos de cobertura se reconocen directamente en el Estado Consolidado de Resultados, mientras que las ganancias o pérdidas debidas a variaciones en el valor razonable del importe cubierto (atribuibles al riesgo cubierto) se reconocen en el Estado Consolidado de Resultados utilizando como contrapartida “Utilidad neta de operaciones financieras”.

c.	En las coberturas de los flujos de efectivo, la parte eficaz de la variación del valor del instrumento de cobertura se registra en Otros Resultados Integrales en “Cuentas de valoración – Coberturas de flujos de efectivo” dentro del patrimonio, hasta el momento en que ocurran las transacciones previstas, registrándose entonces en el Estado Consolidado de Resultados, salvo que las transacciones previstas terminen en el reconocimiento de activos o pasivos no financieros, en cuyo caso son incluidos en el costo de dichos activos y pasivos no financieros.

d.	Las diferencias en valoración del instrumento de cobertura correspondientes a la parte ineficiente de las operaciones de cobertura de flujos de efectivo se llevan directamente al Estado Consolidado de Resultados, en “Utilidad neta de operaciones financieras”.

Si un derivado designado como de cobertura, bien por su finalización, por su inefectividad o por cualquier otra causa, no cumple los requisitos indicados anteriormente, a efectos contables, dicho derivado pasa a ser considerado como un “derivado de negociación”. Cuando la “cobertura de valores razonables” es discontinuada, los ajustes a valor razonable del valor libro de la partida cubierta generados por el riesgo cubierto son amortizados contra ganancias y perdidas desde dicha fecha.

Cuando se interrumpen las “coberturas de flujos de efectivo”, el resultado acumulado del instrumento de cobertura reconocido en Otros Resultados Integrales en “Cuentas de Valoración” de patrimonio (mientras la cobertura era efectiva) se continuará reconociendo en patrimonio hasta que la transacción cubierta ocurra, momento en el que se registrará en el Estado Consolidado de Resultados, salvo que se prevea que no se va a realizar la transacción, en cuyo caso se registran inmediatamente en el Estado Consolidado de Resultados.

vi.	Derivados implícitos en instrumentos financieros híbridos

Los derivados implícitos en otros instrumentos financieros o en otros contratos principales se registran separadamente como derivados cuando sus riesgos y características no están estrechamente relacionados con los de los contratos principales y siempre que dichos contratos principales no se encuentren clasificados en las categorías de “Otros activos (pasivos) financieros a valor razonable con cambios en resultados” o como “Cartera de instrumentos para negociación”.

vii.	Compensación de instrumentos financieros

Los activos y pasivos financieros son objeto de compensación, es decir, de presentación en el Estado de Situación Financiera Consolidado por su importe neto, sólo cuando las entidades dependientes tienen tanto el derecho, exigible legalmente, de compensar los importes reconocidos en los citados instrumentos, como la intención de liquidar la cantidad neta, o de realizar el activo y proceder al pago del pasivo de forma simultánea.

viii.	Baja de activos y pasivos financieros

El tratamiento contable de las transferencias de activos financieros está condicionado por el grado y la forma en que se traspasan a terceros los riesgos y beneficios asociados a los activos que se transfieren:

i.	Si los riesgos y beneficios se traspasan sustancialmente a terceros, caso de las ventas incondicionales, de las ventas con pacto de retrocompra por su valor razonable en la fecha de la retrocompra, de las ventas de activos financieros con una opción de compra adquirida o de venta emitida profundamente fuera de dinero, de las utilizaciones de activos en que el cedente no retiene financiaciones subordinadas ni concede ningún tipo de mejora crediticia a los nuevos titulares y otros casos similares, el activo financiero transferido se da de baja del Estado de Situación Financiera Consolidado, reconociéndose simultáneamente cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 22

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

ii.	Si se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido, caso de las ventas de activos financieros con pacto de retrocompra por un precio fijo o por el precio de venta más un interés, de los contratos de préstamo de valores en los que el prestatario tiene la obligación de devolver los mismos o similares activos y otros casos análogos, el activo financiero transferido no se da de baja del Estado de Situación Financiera Consolidado y se continúa valorando con los mismos criterios utilizados antes de la transferencia. Por el contrario, se reconocen contablemente:

-	Un pasivo financiero asociado por un importe igual al de la contraprestación recibida, que se valora posteriormente a su costo amortizado.
-	Tanto los ingresos del activo financiero transferido (pero no dado de baja) como los gastos del nuevo pasivo financiero.

iii.	Si ni se transfieren ni se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido - caso de las ventas de activos financieros con una opción de compra adquirida o de venta emitida que no están profundamente dentro ni fuera de dinero, de las securitizaciones en las que el cedente asume una financiación subordinada u otro tipo de mejoras crediticias por una parte del activo transferido y otros casos semejantes - , se distingue entre:

a.	Si la entidad cedente no retiene el control del activo financiero transferido: se da de baja del Estado de Situación Financiera Consolidado y se reconoce cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

b.	Si la entidad cedente retiene el control del activo financiero transferido: continúa reconociéndolo en el Estado de Situación Financiera Consolidado por un importe igual a su exposición a los cambios de valor que pueda experimentar y reconoce un pasivo financiero asociado al activo financiero transferido. El importe neto del activo transferido y el pasivo asociado será el costo amortizado de los derechos y obligaciones retenidos, si el activo transferido se mide por su costo amortizado, o el valor razonable de los derechos y obligaciones retenidos, si el activo transferido se mide por su valor razonable.

De acuerdo con lo anterior, los activos financieros sólo se dan de baja del Estado de Situación Financiera Consolidado cuando se han extinguido los derechos sobre los flujos de efectivo que generan o cuando se han transferido sustancialmente a terceros los riesgos y beneficios que llevan implícitos. De forma similar, los pasivos financieros sólo se dan de baja del Estado de Situación Financiera Consolidado cuando se han extinguido las obligaciones que generan o cuando se adquieren con la intención de cancelarlos o de recolocarlos de nuevo.

i)	Reconocimiento de ingresos y gastos

A continuación se resumen los criterios más significativos utilizados por el Banco para el reconocimiento de sus ingresos y gastos:

i.	Ingresos y gastos por intereses y conceptos asimilados

Los ingresos y gastos por intereses y conceptos asimilados a ellos se reconocen contablemente en función de su período de devengo, por aplicación del método de interés efectivo.

No obstante, cuando una determinada operación presenta una morosidad igual o superior a 90 días, cuando su origen corresponde a una operación refinanciada o renegociada o cuando el deudor, a juicio del Banco, presenta un alto grado de riesgo de incumplimiento, los intereses y reajustes correspondientes a estas operaciones no son reconocidos en el Estado Consolidado de Resultados, a menos que estos sean efectivamente percibidos.

Estos intereses y reajustes, se denominan en términos generales como “suspendidos” y son registrados en cuentas de orden, las cuales no forman parte de Estado de Situación Financiera Consolidado, sino que son informados como parte de la información complementaria de estos (Nota 28). Estos intereses son reconocidos como ingresos, cuando son efectivamente recaudados.

Sólo se vuelven a registrar los ingresos por intereses de “operaciones con devengo suspendido” cuando dichas operaciones se vuelven corrientes (es decir, se recibieron pagos que hacen que tengan menos de 90 días de incumplimiento) o cuando ya no están en las categorías C3, C4, C5 o C6 (en el caso de clientes con una evaluación individual de incumplimiento).

Los dividendos recibidos de sociedades, clasificados como “Inversiones en otras sociedades” son reconocidos en resultado cuando surge el derecho de recibirlos.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 23

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

ii.	Comisiones, honorarios y conceptos asimilados

Los ingresos y gastos por comisiones y honorarios son reconocidos en el Estado Consolidado de Resultados utilizando distintos criterios según sea su naturaleza. Los más significativos son:

-	Los ingresos y gastos por comisiones y honorarios relacionados con activos y pasivos financieros medidos a valor razonable con cambios en resultados son reconocidos cuando son percibidos o pagados.
-	Aquellos que surgen de transacciones o servicios que se prolongan a lo largo del tiempo, los cuales son reconocidos durante la vida de tales transacciones o servicios.
-	Aquellos que responden a un acto singular, los cuales son reconocidos cuando se produce el acto que los origina.

iii.	Ingresos y gastos no financieros

Se reconocen contablemente de acuerdo con el criterio de devengo.

iv.	Comisiones en la formalización de préstamos

Las comisiones financieras que surgen en la formalización de préstamos, fundamentalmente las comisiones de apertura o de estudio e información, son periodificadas y registradas en el Estado Consolidado de Resultados a lo largo de la vida del préstamo.

En el caso de las comisiones de apertura, se registra inmediatamente en el Estado Consolidado de Resultados la parte correspondientes a los costos directos relacionados incurridos en la formalización de dichas operaciones.

j)	Deterioro

i.	Activos financieros:

Un activo financiero, distinto de los activos medidos a valor razonable con cambios en resultados, es evaluado en cada fecha de presentación de los estados financieros para determinar si existe evidencia objetiva de deterioro.

Un activo financiero o un grupo de activos financieros estará deteriorado, y se habrá producido una pérdida por deterioro del valor si, y solo si, existe evidencia objetiva del deterioro como resultado de uno o más eventos que hayan ocurrido después del reconocimiento inicial del activo (un “evento que causa la pérdida”), y ese evento o eventos causantes de la pérdida tengan un impacto sobre los flujos de efectivo futuros estimados del activo financiero o del grupo de activos financieros.

Una pérdida por deterioro en relación con activos financieros registrados al costo amortizado, se calcula como la diferencia entre el importe en libros del activo y el valor presente de los flujos de efectivo futuros estimados, descontados al tipo de interés efectivo original del activo financiero.

Una pérdida por deterioro en relación con un activo financiero disponible para la venta se calcula en base a una significativa prolongada disminución en su valor razonable.

Los activos financieros individualmente significativos son examinados individualmente para determinar su deterioro. Los activos financieros restantes son evaluados colectivamente en grupos que comparten características de riesgo crediticio similares.

Todas las pérdidas por deterioro son reconocidas en resultado. Cualquier pérdida acumulada en relación con un activo financiero disponible para la venta reconocido anteriormente en patrimonio es transferido al resultado.

El reverso de una pérdida por deterioro ocurre solo si éste puede ser relacionado objetivamente con un evento ocurrido después de que éste fue reconocido.

ii.	Activos no financieros:

El monto en libros de los activos no financieros del Banco, excluyendo propiedades de inversión son revisados en cada fecha de presentación de los estados financieros para determinar si existen indicios de deterioro. Si existen tales indicios, entonces se estima el monto a recuperar del activo.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 24

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

En relación con otros activos, las pérdidas por deterioro reconocidas en períodos anteriores son evaluadas en cada fecha de presentación en búsqueda de cualquier indicio de que la pérdida haya disminuido o haya desaparecido. Una pérdida por deterioro se revertirá solo en la medida que no exceda al monto acumulado de pérdidas por deterioro registradas.

k)	Activo fijo

Incluye el importe de los inmuebles, terrenos, mobiliario, vehículos, equipos de informática y otras instalaciones de propiedad de las entidades consolidadas o adquiridos en régimen de arrendamiento financiero. Los activos se clasificarán en función de su uso:

i.	Activo fijo de uso propio

El activo fijo de uso propio (que incluye, entre otros, los activos materiales recibidos por las entidades consolidadas para la liquidación, total o parcial, de activos financieros que representan derechos de cobro frente a terceros y a los que se prevé dar un uso continuado y propio, así como los que se están adquiriendo en régimen de arrendamiento financiero) se presenta a su costo de adquisición, menos su correspondiente depreciación acumulada y, si procede, las pérdidas por deterioro que resultan de comparar el valor neto de cada partida con su correspondiente importe recuperable.

La depreciación se calcula, aplicando el método lineal, sobre el costo de adquisición de los activos menos su valor residual, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida indefinida y que, por tanto, no son objeto de depreciación.

El Banco debe aplicar las siguientes vidas útiles a los bienes físicos que conformen el activo:

RUBRO	Vida Útil (Meses)

Terrenos	-
Cuadros y obras de arte	-
Bienes retirados por enajenar	-
Alfombras y cortinajes	36
Computadores y equipos periféricos	36
Vehículos	36
Software y sistemas computacionales	36
Cajeros automáticos y tele consultas	60
Máquinas y equipos en general	60
Mobiliario de oficina	60
Sistemas telefónicos y comunicación	60
Sistemas de seguridad	60
Derechos sobre líneas telefónicas	60
Sistemas de climatización	84
Instalaciones en general	120
Sistemas de seguridad (adquisiciones hasta octubre 2002)	120
Construcciones	1.200

Con ocasión de cada cierre contable, las entidades consolidadas analizan si existen indicios de que el valor neto de los elementos de su activo material excede de su correspondiente importe recuperable, en cuyo caso, reducen el valor en libros del activo de que se trate hasta su importe recuperable y ajustan los cargos futuros por concepto de depreciación en proporción a su valor en libros ajustado y a su nueva vida útil remanente, en el caso de ser necesaria una reestimación de la misma.

De forma similar, cuando existen indicios de que se ha recuperado el valor de un activo material, las entidades consolidadas registran la reversión de la pérdida por deterioro contabilizada en períodos anteriores y ajustan en consecuencia los cargos futuros en concepto de su depreciación. En ningún caso la reversión de la pérdida por deterioro de un activo puede suponer el incremento de su valor en libros por encima de aquél que tendría si no se hubieran reconocido pérdidas por deterioro en ejercicios anteriores.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 25

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Asimismo, al menos al final del ejercicio, se procede a revisar las vidas útiles estimadas de los elementos del activo fijo de uso propio, de cara a detectar cambios significativos en las mismas que, de producirse, se ajustarán mediante la correspondiente corrección del cargo al Estado Consolidado de Resultados de ejercicios futuros de la cuota de depreciación en virtud de las nuevas vidas útiles.

Los gastos de conservación y mantenimiento de los activos materiales de uso propio se cargan a los resultados del ejercicio en que se incurren.

ii.	Activos cedidos en arrendamiento operativo

Los criterios aplicados para el reconocimiento del costo de adquisición de los activos cedidos en arrendamiento operativo, para su amortización, para la estimación de sus respectivas vidas útiles y para el registro de sus pérdidas por deterioro, coinciden con los descritos en relación con los activos fijos de uso propio.

l)	Leasing

i.	Leasing financiero

Los leasing financieros son arrendamientos que transfieren substancialmente todos los riesgos y beneficios desde el propietario del activo arrendado al arrendatario.

Cuando las entidades consolidadas actúan como arrendadoras de un bien, la suma de los valores presentes de los pagos que recibirán del arrendatario incluido el precio de ejercicio de la opción de compra del arrendatario a la finalización del contrato, lo que equivale a un pago adicional de la cuota de arrendamiento, por lo que existe una razonable seguridad de que se ejercerá la opción se registra como un financiamiento a terceros, por lo que se incluye en el rubro “Créditos y cuentas por cobrar a clientes” del Estado de Situación Financiera Consolidado.

Cuando las entidades consolidadas actúan como arrendatarias, presentan el costo de los activos arrendados en el Estado de Situación Financiera Consolidado según la naturaleza del bien objeto del contrato y, simultáneamente, un pasivo por el mismo importe (que será el menor del valor razonable del bien arrendado o de la suma de los valores presentes de las cantidades a pagar al arrendador más, en su caso, el precio de ejercicio de la opción de compra). Estos activos se deprecian con criterios similares a los aplicados al conjunto de los activos fijos de uso propio.

En ambos casos, los ingresos y gastos financieros con origen en estos contratos se abonan y cargan, respectivamente, al Estado Consolidado de Resultados, en los ítems “Ingresos por intereses” y “Gastos por intereses”, a fin de lograr una tasa constante de rendimiento durante el plazo del arrendamiento.

ii.	Leasing operativo

En las operaciones de arrendamiento operativo, la propiedad del bien arrendado, y sustancialmente todos los riesgos y beneficios que recaen sobre el bien, permanecen en el arrendador.

Cuando las entidades consolidadas actúan como arrendadoras, presentan el costo de adquisición de los bienes arrendados en el ítem “Activo fijo”. Estos activos se deprecian de acuerdo con las políticas adoptadas para los activos materiales similares de uso propio y los ingresos procedentes de los contratos de arrendamiento se reconocen en el Estado Consolidado de Resultados de forma lineal, en el ítem “Otros resultados operacionales”.

Cuando las entidades consolidadas actúan como arrendatarias, los gastos del arrendamiento incluyendo incentivos concedidos, en su caso, por el arrendador, se cargan linealmente a sus cuentas de pérdidas y ganancias consolidadas, en el rubro “Otros gastos operacionales” en el Estado Consolidado de Resultados.

iii.	Ventas con arrendamiento posterior

En el caso de ventas a su valor razonable con arrendamiento operativo posterior, los resultados generados se registran en el momento de la venta. En el caso de arrendamiento financiero posterior, los resultados generados se amortizan a lo largo del plazo de arrendamiento.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 26

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

m)	Operaciones de factoring

Las operaciones de factoring se valorizan por los montos desembolsados por el Banco a cambio de las facturas u otros instrumentos de comercio representativos de crédito que el cedente entrega al Banco. La diferencia de precios entre las cantidades desembolsadas y el valor nominal real de los créditos se registra en el Estado Consolidado de Resultados como ingresos por intereses, a través del método del tipo de interés efectivo, durante el período de financiamiento.

En aquellos casos en que la cesión de estos instrumentos se realiza sin responsabilidad por parte del cedente, es el Banco quien asume los riesgos de insolvencia de los obligados al pago.

n)	Activos intangibles

Los activos intangibles son identificados como activos no monetarios (separados de otros activos) sin sustancia física que surge como resultado de una transacción legal o son desarrollados internamente por las entidades consolidadas. Son activos cuyo costo puede ser estimado confiablemente y por los cuales las entidades consolidadas consideran probable que sean reconocidos beneficios económicos futuros.

Los activos intangibles son reconocidos inicialmente a su costo de adquisición o producción y son subsecuentemente medidos a su costo menos cualquier amortización acumulada o menos cualquier pérdida por deterioro acumulada.

Software desarrollado internamente

Los software desarrollados internamente son reconocidos como un activo intangible si, entre otros requisitos (básicamente la capacidad del Banco para usarlo o venderlo), puede ser identificado y tienen capacidad para generar beneficios económicos futuros. La estimación de la vida útil del software es de 3 años.

Los activos intangibles son amortizados linealmente utilizando la vida útil estimada, la cual se ha definido en 36 meses.

Los gastos en actividades de investigación son reconocidos como un gasto en el año en que estos son incurridos y no son posteriormente capitalizados.

o)	Efectivo y efectivo equivalente

Para la elaboración del estado de flujo de efectivo se ha utilizado el método indirecto, en el que partiendo del resultado consolidado del Banco antes de impuestos se incorporan las transacciones no monetarias, así como de los ingresos y gastos asociados con flujos de efectivo de actividades clasificadas como de inversión o financiamiento.

Para la elaboración del estado de flujos de efectivo se toman en consideración los siguientes conceptos:

i.	Flujos de efectivo: las entradas y salidas de efectivo y de efectivo equivalentes, entendiendo por éstas los saldos en partidas tales como: depósitos en el Banco Central de Chile, depósitos en Bancos Nacionales, depósitos en el exterior.
ii.	Actividades operacionales: corresponden a las actividades normales realizadas por los bancos, así como otras actividades que no pueden ser calificadas como de inversión o de financiamiento.
iii.	Actividades de inversión: corresponden a la adquisición, enajenación o disposición por otros medios, de activos a largo plazo y otras inversiones no incluidas en el efectivo y equivalente de efectivo.
iv.	Actividades de financiamiento: las actividades que producen cambios en el tamaño y composición del patrimonio neto y de los pasivos que no forman parte de las actividades operacionales o de inversión.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 27

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

p)	Provisiones por riesgo de crédito

El Banco ha establecido provisiones para probables pérdidas en créditos y cuentas por cobrar a clientes de acuerdo con las instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras y los modelos de calificación y evaluación de riesgo de crédito aprobado por el Comité de Directores.

El Banco ha construido modelos para la determinación de provisiones por riesgo de crédito apropiado de acuerdo al tipo de cartera u operaciones, para lo cual, los créditos y cuentas por cobrar a clientes se dividen en tres categorías:

i.	Colocaciones de consumo,
ii.	Colocaciones para vivienda, y
iii.	Colocaciones comerciales.

Con el objeto de determinar sus provisiones por riesgo de crédito, el Banco realiza una evaluación de los créditos y cuentas por cobrar a clientes tal y como se indica a continuación:

-	Evaluación individual de deudores – Cuando se reconoce al deudor como individualmente significativo, vale decir, con niveles de deuda significativos y para aquellos que, aun no siéndolo, no son susceptibles de ser clasificados en un grupo de activos financieros con similares características de riesgo de crédito, y que por su tamaño, complejidad o nivel de exposición se requiere conocerla en detalle.

-	Evaluación grupal de deudores - Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño. El Banco agrupa a los deudores con similares características de riesgo de crédito asociando a cada grupo una determinada probabilidad de incumplimiento y un porcentaje de recuperación basado en un análisis histórico fundamentado.

A continuación se describen los modelos utilizados en la determinación de las provisiones por riesgo de crédito:

I.	Provisiones para las evaluaciones individuales

La evaluación individual de los deudores comerciales es necesaria de acuerdo a lo establecido por la SBIF cuando se trate de empresas que por su tamaño, complejidad o nivel de exposición con la entidad, sea necesario conocerlas y analizarlas en detalle.

El Banco para efectos de constituir sus provisiones asigna una categoría de riesgo para cada deudor y sus respectivos préstamos y créditos contingentes, previa asignación a una de las categorías de cartera: Normal, Subestándar e Incumplimiento. Los factores de riesgo utilizados en la asignación son: la industria o el sector, situación del negocio, socios y administración, su situación financiera y capacidad de pago; y el comportamiento de pago.

Las categorías de cartera y sus definiciones son las siguientes:

i.	Cartera en Cumplimiento Normal, la cual corresponde a deudores cuya capacidad de pago les permite cumplir con sus obligaciones y compromisos, y no se visualiza que esta condición cambie, de acuerdo a la situación económica-financiera. Las clasificaciones asignadas a esta cartera son las categorías A1 hasta A6.

ii.	Cartera Subestándar, incluye deudores con dificultades financieras o empeoramiento significativo de su capacidad de pago y sobre los que hay dudas razonables acerca del reembolso total del capital e intereses en los términos contractuales pactados, mostrando una baja holgura para cumplir con sus obligaciones financieras de corto plazo. Las clasificaciones asignadas a esta cartera son las categorías B1 hasta B4.

iii.	Cartera en Incumplimiento, incluye a los deudores y sus créditos para los cuales se considera remota su recuperación, pues muestran una deteriorada o nula capacidad de pago, forman parte de esta cartera aquellos deudores con indicios evidentes de una posible quiebra, aquellos que requieren una reestructuración forzada de deudas y cualquier deudor que presente un atraso igual o superior a 90 días en el pago de intereses o capital. Las clasificaciones asignadas a esta cartera son las categorías C1 hasta C6.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 28

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Carteras en Cumplimiento Normal y Subestándar

Como parte del análisis individual de los deudores, el Banco clasifica a los deudores en las siguientes categorías, asignándoles los porcentajes de probabilidad de incumplimiento y de pérdida dado el incumplimiento, los cuales dan como resultado los porcentajes de pérdida esperada:

Tipo de Cartera	Categoría del Deudor	Probabilidad de Incumplimiento (%)	Pérdida dado el Incumplimiento (%)	Pérdida Esperada (%)
Cartera Normal	A1	0,04	90,0	0,03600
	A2	0,10	82,5	0,08250
	A3	0,25	87,5	0,21875
	A4	2,00	87,5	1,75000
	A5	4,75	90,0	4,27500
	A6	10,00	90,0	9,00000
Cartera Subestándar	B1	15,00	92,5	13,87500
	B2	22,00	92,5	20,35000
	B3	33,00	97,5	32,17500
	B4	45,00	97,5	43,87500

El Banco para determinar el monto de provisiones, primeramente determina la exposición afecta, la cual abarca el valor contable de los préstamos y cuentas por cobrar del cliente más los créditos contingentes, menos los importes que sean factibles de recuperar a través de la ejecución de las garantías, a dicha exposición se le aplica los porcentajes de perdida respectivos.

Cartera en Incumplimiento

Para efectos de constituir las provisiones sobre la cartera en incumplimiento, primeramente se determina una tasa de pérdida esperada, deduciendo los montos susceptibles de recuperar vía ejecución de garantías y el valor presente de las recuperaciones obtenidas a través de acciones de cobranza neto de gastos asociados.

Una vez determinado el rango de pérdida esperada, se aplica el porcentaje de provisión respectivo sobre el monto exposición que comprende los préstamos mas los créditos contingentes del mismo deudor.

Los porcentajes de provisión que son aplicados sobre la exposición son los siguientes:

Clasificación	Rango de pérdida estimada	Provisión
C1	Hasta 3%	2%
C2	Más de 3% hasta 20%	10%
C3	Más de 20% hasta 30%	25%
C4	Más de 30% hasta 50%	40%
C5	Más de 50% hasta 80%	65%
C6	Más de 80%	90%

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 29

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

II.	Provisiones de evaluación grupal

Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño.

Los niveles de provisiones requeridas han sido determinados por el Banco, de acuerdo a la determinación de pérdida de los créditos, mediante la clasificación y agrupación de la cartera de colocaciones en función de la similitud de las características relativas al riesgo de crédito, indicativas de la capacidad del deudor para pagar todos los importes de acuerdo con las condiciones del contrato. Para esto se utiliza un modelo basado en las características de los deudores, historial de pago, préstamos pendientes y morosidad entre otros factores relevantes.

El Banco utiliza metodologías para la determinación del riesgo de crédito, basadas en modelos internos para la estimación de provisiones para la cartera evaluada grupalmente, donde incluye créditos comerciales para deudores no evaluados individualmente, créditos para vivienda y consumo (incluyendo créditos en cuotas, tarjetas de crédito y líneas de sobregiro). Dicha metodología permite identificar en forma independiente el comportamiento de la cartera a un año vista, determinando de esta manera la provisión necesaria para cubrir las pérdidas que se manifiestan en el período de un año desde la fecha de balance.

Los clientes son segmentados de acuerdo a sus características internas y externas en grupos o perfiles, para diferenciar el riesgo de cada cartera de una manera más adecuada y ordenada (modelo cliente-cartera), esto se conoce como el método de asignación de perfil.

El método de asignación de perfil se establece en base a un método de construcción estadístico, constituyendo una relación a través de una regresión logística entre variables tales como; morosidad, comportamiento externo, variables socio-demográficas, entre otras y una variable de respuesta que determina el riesgo del cliente, en este caso mora igual o superior a 90 días. Posteriormente, se establecen perfiles comunes a los cuales se les determina una probabilidad de incumplimiento (PI) y un porcentaje de recuperación basado en un análisis histórico fundamentado que se reconoce como la pérdida dado el incumplimiento (PDI).

Por consiguiente, una vez que han perfilado a los clientes y asignado una PI y PDI en relación al perfil al cual pertenece el crédito, calcula la exposición afecta, la cual abarca el valor contable de los préstamos y cuentas por cobrar del cliente más los créditos contingentes, menos los importes que sean factibles de recuperar a través de la ejecución de las garantías (para créditos distintos a los créditos de consumo).

Cambios en las estimaciones contables

Durante el año 2012, y respondiendo al proceso continuo de mejoramiento y monitoreo de los modelos de provisiones, el Banco efectuó mejoras en su modelo de provisiones sobre los créditos de consumo. Hasta junio de 2012, las tasas de pérdida estimadas en dicho modelo, eran determinadas a través del comportamiento histórico de los castigos netos de recuperaciones que existía en cada perfil de riesgo. Es importante mencionar que esta metodología solo consideraba datos de deuda histórica para cada perfil específico y no contemplaba la utilización de otra información estadística distinta a la mencionada. A partir de junio de 2012 la tasa de pérdida se estimó como la multiplicación entre la probabilidad de incumplimiento (PI) y la pérdida dado el incumplimiento (PDI), determinadas de acuerdo al comportamiento histórico de los distintos perfiles y basado en un análisis histórico debidamente fundamentado. Los cambios comentados generaron un efecto en resultados por $24.753 millones. El efecto de estas mejoras fue tratado como un cambio en la estimación, de acuerdo a la Norma Internacional de Contabilidad N° 8 “Políticas contables, cambios en las estimaciones y errores”, por lo tanto el efecto se registró en el Estado Consolidado de Resultados del ejercicio correspondiente.

III.	Provisiones adicionales

Bajo las normas de la SBIF, a los bancos se les permite establecer provisiones por sobre los límites descritos anteriormente, a fin de resguardarse del riesgo de fluctuaciones económicas no predecibles que puedan afectar el entorno macroeconómico o la situación de un sector económico específico.

Estas provisiones de acuerdo a lo establecido en el número 10 del Capítulo B-1 del Compendio de Normas Contables de la SBIF, se informarán en el pasivo al igual que las provisiones sobre créditos contingentes.

Al 31 de diciembre de 2013 y 2012, el Banco no ha establecido provisiones por estos conceptos.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 30

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

IV.	Castigos

Por regla general, los castigos deben efectuarse cuando expiren los derechos contractuales sobre los flujos de efectivo. Al tratarse de colocaciones, aun cuando no ocurriera lo anterior, se procederá a castigar los respectivos saldos del activo de acuerdo con lo indicado en el título II del Capítulo B-2 del Compendio de Normas Contables de la Superintendencia de Bancos e Instituciones Financieras.

Los castigos de que se trata se refieren a las bajas en el Estado de Situación Financiera Consolidado del activo correspondiente a la respectiva operación incluyendo, por consiguiente, aquella parte que pudiera no estar vencida si se tratara de un crédito pagadero en cuotas o parcialidades, o de una operación de leasing (no existen castigos parciales).

Los castigos se contabilizan siempre con cargo a las provisiones por riesgo de crédito constituidas, de acuerdo con lo indicado en el Capítulo B-1 del Compendio de Normas Contables, cualquiera sea la causa por la cual se procede al castigo. Los pagos posteriores que se obtuvieran por las operaciones castigadas se reconocerán en el Estado Consolidado de Resultados como Recuperaciones de créditos castigados.

Los castigos de los créditos y cuentas por cobrar se realizan sobre las cuotas vencidas, morosas y vigentes, y el plazo debe computarse desde el inicio de su mora, es decir, efectuarse cuando el tiempo de mora de una cuota o porción de crédito de una operación alcance el plazo para castigar que se dispone a continuación:

Tipo de colocación	Plazo

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses
Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial y vivienda)	36 meses

Cualquier renegociación de un crédito ya castigado no dará origen a ingresos, mientras la operación siga teniendo la calidad de deteriorada, debiendo tratarse los pagos efectivos que se reciban, como recuperaciones de créditos castigados.

El crédito renegociado sólo se podrá reingresar al activo si deja de tener la calidad de deteriorado, reconociendo también el ingreso por la activación como recuperación de créditos castigados.

V.	Recuperaciones de créditos y cuentas por cobrar a clientes previamente castigados

Las recuperaciones de créditos y cuentas por cobrar a clientes, previamente castigados, son registradas en el Estado Consolidado de Resultados como una reducción de las provisiones por riesgo de crédito.

q)	Provisiones, activos y pasivos contingentes

Las provisiones son pasivos en los que existe incertidumbre acerca de su cuantía o vencimiento. Estas provisiones se reconocen en el Estado de Situación Financiera Consolidado cuando se cumplen los siguientes requisitos en forma copulativa:

i.	Es una obligación presente (legal o constructiva) como resultado de hechos pasados y,
ii.	A la fecha de los estados financieros es probable que el Banco tenga que desprenderse de recursos para cancelar la obligación y la cuantía de estos recursos puedan medirse de manera fiable.

Un activo o pasivo contingente es toda obligación surgida de hechos pasados cuya existencia quedará confirmada sólo si llegan a ocurrir uno o más sucesos futuros inciertos y que no están bajo el control del Banco.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 31

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Se califican como contingentes en información complementaria lo siguiente:

i.	Avales y fianzas: Comprende los avales, fianzas y cartas de crédito stand by a que se refiere el Capítulo 8-10 de la Recopilación Actualizada de Normas. Además, comprende las garantías de pago de los compradores en operaciones de factoraje, según lo indicado en el Capítulo 8-38 de dicha Recopilación.

ii.	Cartas de crédito del exterior confirmadas: Corresponde a las cartas de crédito confirmadas por el Banco.

iii.	Cartas de crédito documentarias: Incluye las cartas de créditos documentarias emitidas por el Banco, que aún no han sido negociadas.

iv.	Boletas de garantía: Corresponde a las boletas de garantía enteradas con pagaré a que se refiere el Capítulo 8-11 de la Recopilación Actualizada de Normas.

v.	Cartas de garantía interbancarias: Corresponde a las cartas de garantía emitidas según lo previsto en el título II del Capítulo 8-12 de la Recopilación Actualizada de Normas.

vi.	Líneas de crédito de libre disposición: Considera los montos no utilizados de líneas de crédito que permiten a los clientes hacer uso del crédito sin decisiones previas por parte del Banco (por ejemplo, con el uso de tarjetas de crédito o sobregiros pactados en cuentas corrientes).

vii.	Otros compromisos de crédito: Comprende los montos no colocados de créditos comprometidos, que deben ser desembolsados en una fecha futura acordada o cursados al ocurrir los hechos previstos contractualmente con el cliente, como puede suceder en el caso de líneas de crédito vinculadas al estado de avance de proyectos de construcción o similares.

viii.	Otros créditos contingentes: Incluye cualquier otro tipo de compromiso de la entidad que pudiere existir y que puede dar origen a un crédito efectivo al producirse ciertos hechos futuros. En general, comprende operaciones infrecuentes tales como la entrega en prenda de instrumentos para garantizar el pago de operaciones de crédito entre terceros u operaciones con derivados contratados por cuenta de terceros que puedan implicar una obligación de pago y no se encuentran cubiertos con depósitos.

Las cuentas anuales consolidadas recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario.

Las provisiones son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir o disminuyen.

Las provisiones se clasifican en función de las obligaciones cubiertas, siendo estas las siguientes:

-	Provisiones para beneficios y remuneraciones del personal
-	Provisión para dividendos mínimos
-	Provisiones por riesgo de créditos contingentes
-	Provisiones por contingencias

r)	Impuesto a la renta e impuestos diferidos

El Banco reconoce, cuando corresponde, activos y pasivos por impuestos diferidos por la estimación futura de los efectos tributarios atribuibles a diferencias entre los valores contables de los activos, pasivos y sus valores tributarios. La medición de los activos y pasivos por impuestos diferidos se efectúa en base a la tasa de impuesto que, de acuerdo a la legislación tributaria vigente, se deba aplicar en el año en que los activos y pasivos por impuestos diferidos sean realizados o liquidados. Los efectos futuros de cambios en la legislación tributaria o en las tasas de impuestos son reconocidos en los impuestos diferidos a partir de la fecha en que la ley que aprueba dichos cambios sea publicada.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 32

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

s)	Uso de estimaciones

La preparación de los estados financieros requiere que la Administración realice juicios, estimaciones y supuestos que afectan la aplicación de las políticas de contabilidad y los montos de activos, pasivos, ingresos y gastos presentados. Los resultados reales pueden diferir de estas estimaciones.

En ciertos casos los principios contables generalmente aceptados requieren que los activos o pasivos sean registrados o presentados a su valor razonable. El valor razonable es el monto al cual un activo puede ser intercambiado, o un pasivo cancelado entre un comprador y un vendedor interesado y debidamente informado, que realizan una transacción libre. Cuando los precios de mercado en mercados activos están disponibles han sido utilizados como base de valoración. Cuando los precios de mercado en mercados activos no están disponibles, el Banco ha estimado aquellos valores basado en la mejor información disponible, incluyendo el uso de modelos internos valorización y otras técnicas de evaluación.

El Banco ha establecido provisiones para cubrirse de posibles pérdidas por créditos de acuerdo a las regulaciones emitidas por la Superintendencia de Bancos e Instituciones Financieras. Estas regulaciones requieren que para estimar las provisiones, sean éstas evaluadas regularmente tomando en consideración factores como cambios en la naturaleza y tamaño de la cartera de créditos, tendencias en la cartera prevista, calidad crediticia y condiciones económicas que puedan afectar a la capacidad de pago de los deudores. Los incrementos en provisiones por riesgo de créditos son presentadas como “Provisiones por riesgo de crédito” en el Estado Consolidado de Resultados. Los préstamos son castigados cuando la Administración determina que el préstamo o una parte de este no puede ser cobrado. Los castigos son registrados como una reducción de las provisiones por riesgo de crédito.

Las estimaciones y supuestos relevantes son revisados regularmente por la Administración del Banco a fin de cuantificar algunos activos, pasivos, ingresos, gastos y compromisos. Las revisiones de las estimaciones contables son reconocidas en el período en que la estimación es revisada y en cualquier período futuro afectado.

Principalmente, estas estimaciones, realizadas en función de la mejor información disponible, se refieran a:

-	Las pérdidas por deterioros de determinados activos (Notas 8, 9, 10 y 35)
-	La vida útil de los activos materiales e intangibles (Notas 14, 15 y 35)
-	El valor razonable de activos y pasivos (Notas 6, 7, 8, 12 y 39)
-	Contingencias y compromisos (Nota 24)
-	Impuestos corrientes e impuestos diferidos (Nota 16)

t)	Activos no corrientes mantenidos para la venta

Los activos no corrientes (o grupo enajenable que comprende activos y pasivos) que se espera sean recuperados principalmente a través de ventas en lugar de ser recuperados mediante su uso continuo son clasificados como mantenidos para la venta. Inmediatamente antes de esta clasificación, los activos (o elementos de un grupo enajenable) son vueltos a medir de acuerdo con las políticas contables del Banco. A partir de ese momento, los activos (o grupo de enajenación) son medidos al menor valor entre el valor en libros y el valor razonable menos el costo de ventas.

Cualquier pérdida por deterioro es primero asignado al goodwill y luego a los activos y pasivos restantes en base a prorrateo, excepto en el caso que ninguna pérdida haya sido registrada en los activos financieros, los activos diferidos, los planes de activos de beneficios a los empleados y la propiedad de inversión, que siguen siendo evaluados según las políticas contables del Banco. Las pérdidas por deterioro en la clasificación inicial de mantenidas para la venta y con ganancias y pérdidas posteriores a la revalorización, son reconocidas en el resultado. Las ganancias no son reconocidas si superan cualquier pérdida acumulativa.

Al 31 de diciembre de 2013 y 2012, el Banco no ha clasificado activos no corrientes como mantenidos para la venta.

Bienes recibidos o adjudicados en pago

Los bienes recibidos o adjudicados en pago de créditos y cuentas por cobrar a clientes son registrados, en el caso de las daciones en pago, al precio convenido entre las partes o, por el contrario, en aquellos casos donde no exista acuerdo entre estas, por el monto por el cual el Banco se adjudica dichos bienes en un remate judicial. En ambos casos una evaluación independiente del valor de mercado de los bienes es determinado sobre la base del estado en que se adquieran.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 33

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

De existir un exceso de los créditos y cuentas por cobrar a clientes respecto del valor razonable del bien recibido o adjudicado en pago menos los costos de enajenación, son reconocidos en el Estado Consolidado de Resultado bajo el rubro “Provisión por riesgo de crédito”.

Posteriormente, estos bienes son valorizados por el menor importe entre el valor registrado en un inicio y su valor neto de realización, el cual corresponde a su valor razonable (valor de liquidez determinado a través de una tasación independiente) menos sus respectivos costos de ventas. Las diferencias entre ambos son reconocidas en el Estado Consolidado de Resultado bajo el rubro “Otros gastos operacionales”.

Las tasaciones para estos efectos por política interna del Banco no pueden tener una antigüedad mayor a 18 meses.

En general, se estima que estos bienes serán enajenados dentro del plazo de un año contado desde su fecha de adjudicación. En cumplimiento de lo dispuesto por el artículo 84 de la Ley General de Bancos, aquellos bienes que no son vendidos dentro de dicho plazo, son castigados en una única cuota.

u)	Utilidad por acción

La utilidad básica por acción se determina dividiendo el resultado neto atribuido a los propietarios del Banco entre el número promedio ponderado de las acciones en circulación durante ese período.

El beneficio diluido por acción se determina de forma similar al beneficio básico, pero el número promedio ponderado de acciones en circulación se ajusta para tener en cuenta el efecto dilusivo potencial de las opciones sobre acciones, warrants y deuda convertible.

Al 31 de diciembre de 2013 y 2012, el Banco no posee instrumentos que generen efectos dilusivos en el patrimonio.

v)	Adquisición (cesión) temporal de activos

Compras (ventas) de activos financieros bajo acuerdos de retroventa no opcional (retrocompra) a un precio fijo (“repos”) son reconocidos en el Estado de Situación Financiera Consolidado como una cesión (recepción) financiera, basada en la naturaleza del deudor (acreedor), en los ítems “Depósitos en el Banco Central de Chile”, “Depósitos en instituciones financieras” o “Créditos y cuentas por cobrar a clientes” (“Depósitos del Banco Central de Chile”, “Depósitos de instituciones financieras” o “Depósitos y captaciones”).

La diferencia entre los precios de compra y venta se registra como intereses financieros durante la vida del contrato.

w)	Patrimonios y fondos de inversión gestionados por el Banco

Los patrimonios administrados por las distintas sociedades que forman parte del perímetro de consolidación del Banco (Santander Asset Management S.A Administradora General de Fondos y Santander S.A. Sociedad Securitizadora) que son propiedad de terceros no se incluyen en el Estado de Situación Financiera Consolidado. Las comisiones generadas por esta actividad se incluyen en el saldo del rubro “Ingresos por comisiones” del Estado Consolidado de Resultados.

x)	Provisión dividendos mínimos

Al 31 de diciembre de 2013 y 2012, el Banco reconoció un pasivo (provisión) por dividendos mínimos u obligatorios. Esta provisión se realiza en base a lo estipulado en el artículo 79 la Ley de Sociedades Anónimas, coincidente con la política interna de dividendos del Banco, la cual estipula que al menos se distribuirá el 30% del resultado neto del ejercicio, salvo acuerdo diferente adoptado en la junta de accionistas respectiva, por la unanimidad de las acciones emitidas. Esta provisión es registrada como una disminución de las “Utilidades Retenidas” bajo el concepto “Provisión dividendo mínimo” dentro del Estado Consolidado de Cambios en el Patrimonio.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 34

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

y)	Beneficios al Personal

i.	Retribuciones post – empleo – Plan de beneficio definido:

De acuerdo con los convenios colectivos laborales vigentes y otros acuerdos, el Grupo Santander Chile tiene a disposición de sus principales directivos un beneficio adicional, consistente en un plan de pensiones, que tiene por objetivo que estos cuenten con fondos para una mejor pensión complementaria al momento de su retiro.

Características del Plan:

Las principales características del Plan de Beneficios post – empleo impulsada por el Grupo Santander Chile son:

i.	Orientado a los Directivos del Grupo.
ii.	El requisito general para optar a este beneficio, es estar en ejercicio de su cargo al momento de cumplir los 60 años.
iii.	El Banco contratara una póliza de seguro colectivo mixto (vida y ahorro) por cada directivo, siendo el contratante y beneficiario la empresa del Grupo a la que pertenezca el directivo. Se realizaran aportes periódicos por igual monto al que cada directivo aporte a su plan de cotizaciones voluntarias.
iv.	El Banco será el responsable de otorgar los beneficios en forma directa.

Para determinar el valor presente de la obligación por beneficio definido y el costo del servicio presente se utiliza el método de la unidad de crédito proyectada.

Los componentes del costo de los beneficios definidos comprenden:

-	costo del servicio presente y cualquier costo por servicios pasados, los cuales son reconocidos en el resultado del período;
-	el interés neto sobre el pasivo (activo) por beneficio definidos neto, el cual es reconocido en el resultado del período;
-	las nuevas mediciones del pasivo (activo) por beneficio definidos neto, comprenden: (a) ganancias y pérdidas actuariales;

(b) el rendimiento de los activos del plan y; (c) los cambios en el efecto del techo del activo, los cuales son reconocidos en otro resultado integral.

El pasivo (activo) por beneficios definidos neto es el déficit o superávit, determinado como la diferencia entre el valor presente de la obligación por beneficios definidos menos el valor razonable de los activos del plan.

Los activos del plan comprenden las pólizas de seguros contratadas por el Grupo con tercero que no es una parte relacionada. Estos activos son mantenidos por una entidad separada legalmente del Grupo y existen solamente para pagar los beneficios a los empleados.

El Banco presenta el costo del servicio presente y el interés neto en el rubro “Remuneraciones y gastos del personal” en los Estados Consolidados de Resultados. Dada la estructura del plan, este no genera ganancias ni pérdidas actuariales, el rendimiento del plan está establecido y fijo durante el periodo, por lo que no existen cambios en el techo del activo, dado lo anterior no existen monto reconocidos en otro resultado integral.

La obligación por beneficios post- empleo reconocida en el Estado de Situación Financiera Consolidados representa el déficit o superávit en los planes de beneficio definido del Banco. Cualquier superávit resultante del cálculo está limitado al valor presente de cualesquiera beneficios económicos disponibles en forma de reembolsos del plan o reducciones en las aportaciones futuras al mismo.

Cuando los empleados abandonan el plan antes de cumplir los requisitos para hacerse acreedor del beneficio, las contribuciones que realiza el Grupo se reducen.

La obligación por beneficios post- empleo reconocida en el Estado de Situación Financiera Consolidados representa el déficit o superávit en los planes de beneficio definido del Banco. Cualquier superávit resultante del cálculo está limitado al valor presente de cualesquiera beneficios económicos disponibles en forma de reembolsos del plan o reducciones en las aportaciones futuras al mismo.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 35

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

ii.	Indemnizaciones por años de servicios:

Las indemnizaciones por años de servicios se registran sólo cuando éstas efectivamente se producen o cuando se dispone de un plan formal y detallado en el que se identifican las modificaciones fundamentales que se van a realizar, y siempre que se haya comenzado a ejecutar dicho plan o se haya anunciado públicamente sus principales características, o se desprendan hechos objetivos sobre su ejecución.

iii.	Beneficios basados en instrumentos de capital:

La entrega a los ejecutivos del Banco y sus afiliadas de instrumentos de capital como contraprestación a sus servicios, cuando dichos instrumentos se entregan una vez terminado un período específico de servicios, se reconoce como un gasto en el Estado Consolidado de Resultados en el rubro “Remuneraciones y gastos del personal”, a medida que los ejecutivos prestan sus servicios durante dicho período.

Estos beneficios no generan efectos dilusivos, ya que están basados en acciones de Banco Santander S.A. (matriz de Banco Santander Chile, radicada en España).

z)	Reclasificación de partidas

Banco Santander Chile efectúa reclasificaciones de partidas en los Estados Financieros con el objetivo de presentar información más clara y relevante a los usuarios.

Estas reclasificaciones no tienen un impacto significativo en los presentes Estados de Situación Financiera Consolidados del Banco.

aa)	Nuevos pronunciamientos contables

i.	Adopción de nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board:

A la fecha de emisión de los presentes Estados de Situación Financiera Consolidados los nuevos pronunciamientos contables emitidos tanto por la Superintendencia de Bancos e Instituciones Financieras (“SBIF”) como por el International Accounting Standards Board, que han sido adoptados en su totalidad por el Banco, se detallan a continuación:

1.	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Circular Nº 3.548 – El 19 de marzo de 2013, la SBIF emitió esta circular con el objetivo de concordar los nombres que se utilizan en las instrucciones con las últimas modificaciones a la NIC 1, sustituyendo las expresiones “Estado de Resultados” y “Estado de Resultados Integrales”, por “Estado del Resultado del período” y “Estado de Otro Resultado Integral del período”. La administración ha implementado esta circular en los presentes Estados Financieros Consolidados.

2.	Normas Contables emitidas por el International Accounting Standards Board

Enmienda a NIC 12, Impuesto a las ganancias - El 20 de diciembre de 2010, el IASB publicó Impuestos diferidos: Recuperación del Activo Subyacente – Modificaciones a NIC 12. Las modificaciones establecen una exención al principio general de NIC 12 de que la medición de activos y pasivos por impuestos diferidos deberán reflejar las consecuencias tributarias que seguirían de la manera en la cual la entidad espera recuperar el valor libros de un activo. Específicamente la exención aplica a los activos y pasivos por impuestos diferidos que se originan en propiedades de inversión medidas usando el modelo del valor razonable de NIC 40 y en propiedades de inversión adquiridas en una combinación de negocios, si ésta es posteriormente medida usando el modelo del valor razonable de NIC 40. La modificación introduce una presunción de que el valor corriente de la propiedad de inversión será recuperada al momento de su venta, excepto cuando la propiedad de inversión es depreciable y es mantenida dentro de un modelo de negocios cuyo objetivo es consumir sustancialmente todos los beneficios económicos a lo largo del tiempo, en lugar de a través de la venta. Estas modificaciones deberán ser aplicadas retrospectivamente exigiendo una remisión retrospectiva de todos los activos y pasivos por impuestos diferidos dentro del alcance de esta modificación, incluyendo aquellos que hubiesen sido reconocidos inicialmente en una combinación de negocios. La fecha de aplicación obligatoria de estas modificaciones es para períodos anuales que comienzan en o después del 01 de enero de 2013. Se permite la aplicación anticipada. La implementación de esta enmienda no tuvo impacto en los estados financieros consolidados del Banco.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 36

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Enmienda a NIIF 1, Adopción por Primera Vez de las Normas Internacionales de Información Financiera - El 20 de diciembre de 2010, el IASB publicó ciertas modificaciones a NIIF 1, específicamente:

(i) Eliminación de Fechas Fijadas para Adoptadores por Primera Vez - Estas modificaciones entregan una ayuda para adoptadores por primera vez de las NIIF al reemplazar la fecha de aplicación prospectiva del desreconocimiento de activos y pasivos financieros del ‘01 de enero de 2004’ con ‘la fecha de transición a NIIF’ de esta manera los adoptadores por primera vez de IFRS no tienen que aplicar los requerimientos de desreconocimiento de NIC 39 retrospectivamente a una fecha anterior; y libera a los adoptadores por primera vez de recalcular las pérdidas y ganancias del ‘día 1’ sobre transacciones que ocurrieron antes de la fecha de transición a NIIF.

(ii) Hiperinflación Severa – Estas modificaciones proporcionan guías para la entidades que emergen de una hiperinflación severa, permitiéndoles en la fecha de transición de las entidades medir todos los activos y pasivos mantenidos antes de la fecha de normalización de la moneda funcional a valor razonable en la fecha de transición a NIIF y utilizar ese valor razonable como el costo atribuido para esos activos y pasivos en el estado de situación financiera de apertura bajo IFRS. Las entidades que usen esta exención deberán describir las circunstancias de cómo, y por qué, su moneda funcional se vio sujeta a hiperinflación severa y las circunstancias que llevaron a que esas condiciones terminaran.

Estas modificaciones serán aplicadas obligatoriamente para períodos anuales que comienzan en o después del 01 de julio de 2012. Se permite la aplicación anticipada. La implementación de esta enmienda no tuvo impacto en los estados financieros consolidados del Banco, puesto que este ya se encuentra preparando sus estados financieros bajo IFRS.

NIIF 10, Estados Financieros Consolidados - El 12 de mayo de 2011, el IASB emitió NIIF 10, Estados Financieros Consolidados, el cual reemplaza NIC 27, Estados Financieros Consolidados y Separados y SIC-12 Consolidación – Entidades de Propósito Especial. El objetivo de NIIF 10 es tener una sola base de consolidación para todas las entidades, independiente de la naturaleza de la inversión, esa base es el control. La definición de control incluye tres elementos: poder sobre una inversión, exposición o derechos a los retornos variables de la inversión y la capacidad de usar el poder sobre la inversión para afectar las rentabilidades del inversionista. NIIF 10 proporciona una guía detallada de cómo aplicar el principio de control en un número de situaciones, incluyendo relaciones de agencia y posesión de derechos potenciales de voto. Un inversionista debería reevaluar si controla una inversión si existe un cambio en los hechos y circunstancias. NIIF 10 reemplaza aquellas secciones de NIC 27 que abordan el cuándo y cómo un inversionista debería prepara estados financieros consolidados y reemplaza SIC-12 en su totalidad. La fecha efectiva de aplicación de NIIF 10 es el 01 de enero de 2013, se permite la aplicación anticipada bajo ciertas circunstancias. La implementación de esta norma no tuvo impacto significativo en los estados financieros consolidados del Banco.

NIIF 11, Acuerdos Conjuntos - El 12 de mayo de 2011, el IASB emitió NIIF 11, Acuerdos Conjuntos, el cual reemplaza NIC 31, Intereses en Negocios Conjuntos y SIC-13, Entidades de Control Conjunto. NIIF 11 clasifica los acuerdos conjuntos ya sea como operaciones conjuntas (combinación de los conceptos existentes de activos controlados conjuntamente y operaciones controladas conjuntamente) o negocios conjuntos (equivalente al concepto existente de una entidad controlada conjuntamente). Una operación conjunta es un acuerdo conjunto donde las partes que tienen control conjunto tienen derechos a los activos y obligaciones por los pasivos. Un negocio conjunto es un acuerdo conjunto donde las partes que tienen control conjunto del acuerdo tienen derecho a los activos netos del acuerdo. NIIF 11 exige el uso del valor patrimonial para contabilizar las participaciones en negocios conjuntos, de esta manera eliminando el método de consolidación proporcional. La fecha efectiva de aplicación de NIIF 11 es el 01 de enero de 2013, se permite la aplicación anticipada en ciertas circunstancias. La implementación de esta norma no tuvo impacto significativo en los estados financieros consolidados del Banco.

NIIF 12, Revelaciones de Participaciones en Otras Entidades - El 12 de mayo de 2011, el IASB emitió NIIF 12, Revelaciones de Intereses en Otras Entidades, la cual requiere mayores revelaciones relacionadas a las participaciones en filiales, acuerdos conjuntos, asociadas y entidades estructuradas no consolidadas. NIIF 12 establece objetivos de revelación y especifica revelaciones mínimas que una entidad debe proporcionar para cumplir con esos objetivos. Una entidad deberá revelar información que permita a los usuarios de sus estados financieros evaluar la naturaleza y riesgos asociados con sus participaciones en otras entidades y los efectos de esas participaciones en sus estados financieros. Los requerimientos de revelación son extensos y representan un esfuerzo que podría requerir acumular la información necesaria. La fecha efectiva de aplicación de NIIF 12 es el 01 de enero de 2013, pero se permite a las entidades incorporar cualquiera de las nuevas revelaciones en sus estados financieros antes de esa fecha. La implementación de esta norma no tuvo impacto significativo en los estados financieros consolidados del Banco.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 37

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

NIIF 13, Mediciones de Valor Razonable - El 12 de mayo de 2011, el IASB emitió NIIF 13, Mediciones de Valor Razonable, la cual establece una sola fuente de guías para las mediciones a valor razonable bajo las NIIF. Esta norma aplica tanto para activos financieros como para activos no financieros medidos a valor razonable. El valor razonable se define como “el precio que sería recibido al vender un activo o pagar para transferir un pasivo en una transacción organizada entre participantes de mercado en la fecha de medición” (es decir, un precio de salida). NIIF 13 es efectiva para períodos anuales que comienzan en o después del 01 de enero de 2013, se permite la aplicación anticipada, y aplica prospectivamente desde el comienzo del período anual en el cual es adoptada. Esta norma fue aplicada por el Banco en todo aquello que no se contraponga a lo establecido en el Capítulo 7-12 “Valor razonable de instrumentos financieros”, emitido por la SBIF, respecto a la determinación del valor razonable y a NIC 39 (2009) “Instrumentos Financieros: Reconocimiento y medición”.

Enmienda NIC 1, Presentación de Estados Financieros - EL 16 de junio de 2011, el IASB publicó Presentación de los Componentes de Otros Resultados Integrales (modificaciones a NIC 1). Las modificaciones retienen la opción de presentar un estado de resultados y un estado de otros resultados integrales ya sea en un solo estado o en dos estados individuales consecutivos. Se exige que los componentes de otros resultados integrales sean agrupados en aquellos que serán y aquellos que no serán posteriormente reclasificados a pérdidas y ganancias. Se exige que el impuesto sobre los otros resultados integrales sea asignado sobre esa misma base. La medición y reconocimiento de los componentes de pérdidas y ganancias y otros resultados integrales no son ven afectados por las modificaciones, las cuales son aplicables para períodos de reporte que comienzan en o después del 01 de julio de 2012, se permite la aplicación anticipada. La implementación de esta enmienda no tuvo impacto en los estados financieros consolidados del Banco.

Enmienda a NIC 19, Beneficios a los Empleados - El 16 de junio de 2011, el IASB publicó modificaciones a NIC 19, Beneficios a los Empleados, las cuales cambian la contabilización de los planes de beneficios definidos y los beneficios de término. Las modificaciones requieren el reconocimiento de los cambios en la obligación por beneficios definidos y en los activos del plan cuando esos cambios ocurren, eliminando el enfoque del corredor y acelerando el reconocimiento de los costos de servicios pasados.

Los cambios en la obligación de beneficios definidos y los activos del plan son desagregadas en tres componentes: costos de servicio, interés neto sobre los pasivos (activos) netos por beneficios definidos y las nuevas mediciones de los pasivos (activos) netos por beneficios definidos.

El costo del servicio comprende el costo del servicio presente y pasado, el cual corresponde al valor presente de la obligación del periodo presente y por servicios prestados en periodos anteriores- El interés neto se calcula como el cambio en el valor presente de la obligación. Las nuevas mediciones comprenden las ganancias y pérdidas actuariales, el rendimiento de los activos delo plan y los cambios en el techo del activo.

Las modificaciones son efectivas para períodos anuales que comienzan en o después del 01 de enero de 2013, se permite la aplicación anticipada. Se exige la aplicación retrospectiva con ciertas excepciones. La Administración aplico esta enmienda, lo cual implicó cambios en políticas contables en los presentes Estados Financieros Consolidados y a partir del 01 de enero de 2012, debido a su aplicación retrospectiva de acuerdo con NIC 8 “Cambios en Políticas Contables”. El efecto de esta aplicación se revela en detalle en la Nota Nº02 “Cambios Contables”, en los presentes Estados Financieros Consolidados.

Mejoras Anuales a Normas Internacionales de Información Financiera – El 17 de mayo de 2012, el IASB emitió “Mejoras Anuales a las NIIF: Ciclo 2009-2011”, incorporando enmiendas a 5 cuerpos normativos.

-	NIIF 1 Adopción por Primera vez de las Normas: Relativo a la aplicación relativa de la NIIF 1 y los costos de préstamos.

-	NIC 1 Presentación de Estados Financieros: Clarificación de los requerimientos sobre información comparativa.

-	NIC 16 Propiedades, Planta y Equipo: Relativo a la clasificación del equipo auxiliar.

-	NIC 32 Instrumentos Financieros: Presentación: Relativo al efecto fiscal de la distribución a los tenedores de instrumentos de patrimonio.

-	NIC 34 Información Financiera Intermedia: Información financiera intermedia e información segmentada para los activos y pasivos totales.

Estas mejoras anuales a las NIIF, ciclo 2009-2011, son efectivas para períodos anuales que comienzan en o después del 01 de enero de 2013, con aplicación anticipada permitida. La implementación de estas mejoras no ha tenido un impacto significativo en los estados financieros consolidados del Banco.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 38

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

NIC 27 (2011), Estados Financieros Separados - NIC 27 Estados Financieros Consolidados y Separados fue modificada por la emisión de NIIF 10 pero retiene las guías actuales para estados financieros separados. La implementación de esta revisión de la norma no tuvo impacto en los estados financieros consolidados del Banco.

NIC 28 (2011), Inversiones en Asociadas y Negocios Conjuntos - NIC 28 Inversiones en Asociadas fue modificada para conformar los cambios relacionados con la emisión de NIIF 10 y NIIF 11. La implementación de esta revisión de la norma no tuvo impacto en los estados financieros consolidados del Banco.

Enmienda NIIF 10 – Estados Financieros Consolidados, NIIF 11 - Acuerdos Conjuntos y NIIF 12 - Revelaciones de Participaciones en Otras Entidades – Guías para la transición - El 28 de junio de 2012, el IASB publicó Estados Financieros Consolidados, Acuerdos Conjuntos y Revelaciones de Participaciones en Otras Entidades (Modificaciones a NIIF 10, NIIF 11 y NIIF 12). Las modificaciones tienen la intención de proporcionar un aligeramiento adicional en la transición a NIIF 10, NIIF 11 y NIIF 12, al “limitar el requerimiento de proporcionar información comparativa ajustada solo para el año comparativo inmediatamente precedente”. También, modificaciones a NIIF 11 y NIIF 12 eliminan el requerimiento de proporcionar información comparativa para períodos anteriores al período inmediatamente precedente. La fecha efectiva de estas modificaciones es para períodos que comiencen en o después del 01 de enero de 2013, alineándose con las fechas efectivas de NIIF 10, NIIF 11 y NIIF 12. La Administración estima que esta nueva norma será adoptada en los estados financieros consolidados del Banco para el período que comenzará el 01 de enero de 2013. La implementación de esta enmienda no tuvo impacto material en los estados financieros consolidados del Banco.

Enmienda a NIIF 7, Neteo de Activos y Pasivos Financieros - NIIF 7 Instrumentos Financieros: Revelaciones fue modificada para solicitar información acerca de todos los instrumentos financieros reconocidos que están siendo neteados en conformidad con el párrafo 42 de NIC 32 Instrumentos Financieros: Presentación. Las modificaciones también requieren la revelación de información acerca de los instrumentos financieros reconocidos que están sujetos a acuerdos maestros de neteo exigibles y acuerdos similares incluso si ellos no han sido neteados en conformidad con NIC 32. El IASB considera que estas revelaciones permitirán a los usuarios de los estados financieros evaluar el efecto o el potencial efecto de acuerdos que permiten el neteo, incluyendo derechos de neteo asociados con los activos financieros y pasivos financieros reconocidos por la entidad en su estado de posición financiera. Las modificaciones son efectiva para períodos anuales que comienzan en o después del 01 de enero de 2013. Se permite la aplicación anticipada. La implementación de esta enmienda no tuvo impacto material en los estados financieros consolidados del Banco.

CINIIF 20, Costos de Desbroce en la Fase de Producción de una Mina de Superficie - El 19 de octubre de 2012, el IFRS Interpretations Committee publicó CINIIF 20, Costos de Desbroce in la Fase de Producción de una Mina de Superficie (‘CINIIF 20’). CINIIF 20 aplica a todos los tipos de recursos naturales que son extraídos usando el proceso de minería superficial. Los costos de actividades de desbroce que mejoren el acceso a minerales deberán ser reconocidos como un activo no corriente (“activo de actividad de desbroce”) cuando se cumplan ciertos criterios, mientras que los costos de operaciones continuas normales de actividades de desbroce deberán ser contabilizados de acuerdo con NIC 2 Inventarios. El activo por actividad de desbroce deberá ser inicialmente medido al costo y posteriormente a costo o a su importe revaluado menos depreciación o amortización y pérdidas por deterioro. La interpretación es efectiva para períodos anuales que comienzan en o después del 01 de enero de 2013. Se permite la aplicación anticipada. La presente enmienda no tuvo impacto en los estados financieros consolidados del Banco debido a que sus actividades de negocio no consideran la extracción de recursos naturales.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 39

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

ii.	Nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board que no han entrado en vigencia al 31 de diciembre de 2013.

A la fecha de cierre de los presentes estados financieros se habían publicado nuevas Normas Internacionales de Información Financiera así como interpretaciones de las mismas y normas de la SBIF, que no eran de cumplimiento obligatorio Al 31 de diciembre de 2013. Aunque en algunos casos la aplicación anticipada es permitida por el IASB, el Banco no ha realizado su aplicación a dicha fecha.

1.	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Al 31 de diciembre de 2013, no existen nuevas Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras pendientes de ser implementadas.

2.	Normas Contables emitidas por el International Accounting Standards Board

NIIF 9, Instrumentos Financieros - El 12 de noviembre de 2009, el International Accounting Standard Board (IASB) emitió NIIF 9, Instrumentos Financieros. Esta Norma introduce nuevos requerimientos para la clasificación y medición de activos financieros y es efectiva para períodos anuales que comiencen en o después del 01 de enero de 2013, permitiendo su aplicación anticipada. NIIF 9 especifica como una entidad debería clasificar y medir sus activos financieros. Requiere que todos los activos financieros sean clasificados en su totalidad sobre la base del modelo de negocio de la entidad para la gestión de activos financieros y las características de los flujos de caja contractuales de los activos financieros. Los activos financieros son medidos ya sea a costo amortizado o valor razonable. Solamente los activos financieros que sean clasificados como medidos a costo amortizados serán probados por deterioro. El 28 de octubre de 2010, el IASB publicó una versión revisada de NIIF 9, Instrumentos Financieros. La Norma revisada retiene los requerimientos para la clasificación y medición de activos financieros que fue publicada en noviembre de 2009, pero agrega guías sobre la clasificación y medición de pasivos financieros. Como parte de la reestructuración de NIIF 9, el IASB también ha replicado las guías sobre desreconocimiento de instrumentos financieros y las guías de implementación relacionadas desde NIC 39 a NIIF 9. Estas nuevas guías concluyen la primera fase del proyecto del IASB para reemplazar la NIC 39. Las otras fases, deterioro y contabilidad de cobertura, aún no han sido finalizadas.

Las guías incluidas en NIIF 9 sobre la clasificación y medición de activos financieros no han cambiado de aquellas establecidas en NIC 39. En otras palabras, los pasivos financieros continuarán siendo medidos ya sea, a costo amortizado o a valor razonable con cambios en resultados. El concepto de bifurcación de derivados incorporados en un contrato por un activo financiero tampoco ha cambiado. Los pasivos financieros mantenidos para negociar continuarán siendo medidos a valor razonable con cambios en resultados, y todos los otros activos financieros serán medidos a costo amortizado a menos que se aplique la opción del valor razonable utilizando los criterios actualmente existentes en NIC 39.

No obstante lo anterior, existen dos diferencias con respecto a NIC 39:

•	La presentación de los efectos de los cambios en el valor razonable atribuibles al riesgo de crédito de un pasivo; y
•	La eliminación de la exención del costo para derivados de pasivo a ser liquidados mediante la entrega de instrumentos de patrimonio no transados.

El 16 de diciembre de 2012, el IASB emitió Fecha de Aplicación Obligatoria de NIIF 9 y Revelaciones de la Transición, difiriendo la fecha efectiva tanto de las versiones de 2009 y de 2010 a períodos anuales que comienzan en o después del 01 de enero de 2015. Anterior a las modificaciones, la aplicación de NIIF 9 era obligatoria para períodos anuales que comenzaban en o después de 2013. Las modificaciones cambian los requerimientos para la transición desde NIC 39 Instrumentos Financieros: Reconocimiento y Medición a NIIF 9. Adicionalmente, las modificaciones también modifican NIIF 7 Instrumentos Financieros: Revelaciones para agregar ciertos requerimientos en el período de reporte en el que se incluya la fecha de aplicación de NIIF 9.

Las modificaciones son efectivas para períodos anuales que comiencen en o después del 01 de enero de 2015, permitiendo su aplicación anticipada. La Administración en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará esta norma en forma anticipada, más aún no será aplicada mientras la mencionada superintendencia no lo disponga como estándar de uso obligatorio para todos los bancos.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 40

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Enmienda a NIC 32, Instrumentos Financieros: Presentación – El 16 de diciembre de 2011, el IASB modificó los requerimientos de contabilización y revelación relacionados con el neteo activos y pasivos financieros mediante las enmiendas a NIC 32 y NIIF 7. Estas enmiendas son el resultado del proyecto conjunto del IASB y el Financial Accounting Standards Board (FASB) para abordar las diferencias en sus respectivas normas contables con respecto al neteo de instrumentos financieros. Las nuevas revelaciones son requeridas para períodos anuales que comiencen a partir 01 de enero de 2014. Una entidad aplicará estas modificaciones de forma retroactiva. Se permite su aplicación anticipada. La Administración estima que esta enmienda será adoptada en los estados financieros consolidados del Banco para el período que comenzará el 01 de enero de 2014.

Entidades de Inversión – Enmiendas a NIIF 10 – Estados Financieros Consolidados; NIIF 12 – Revelaciones de Participaciones en Otras Entidades y NIC 27 – Estados Financieros Separados - El 31 de octubre de 2012, el IASB publicó “Entidades de Inversión (modificaciones a NIIF 10, NIIF 12 y NIC 27)”, proporcionando una exención para la consolidación de filiales bajo NIIF 10 Estados Financieros Consolidados para entidades que cumplan la definición de “entidad de inversión”, tales como ciertos fondos de inversión. En su lugar, tales entidades medirán sus inversiones en filiales a valor razonable a través de resultados en conformidad con NIIF 9 Instrumentos Financieros o NIC 39 Instrumentos Financieros: Reconocimiento y Medición.

Las modificaciones también exigen revelación adicional con respecto a si la entidad es considerada una entidad de inversión, detalles de las filiales no consolidadas de la entidad, y la naturaleza de la relación y ciertas transacciones entre la entidad de inversión y sus filiales. Por otra parte, las modificaciones exigen a una entidad de inversión contabilizar su inversión en una filial de la misma manera en sus estados financieros consolidados como en sus estados financieros individuales (o solo proporcionar estados financieros individuales si todas las filiales son no consolidadas). La fecha efectiva de estas modificaciones es para períodos que comiencen en o después del 01 de enero de 2014. Se permite la aplicación anticipada. La Administración estima que esta nueva norma será adoptada en los estados financieros consolidados del Banco para el período que comenzará el 01 de enero de 2014. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

CINIIF 21 Gravámenes – El 20 de mayo de 2013 IASB publicó esta interpretación, la cual aborda la contabilización de un pasivo para pagar un gravamen, si ese pasivo está dentro de la NIC 37. También aborda la contabilización de un pasivo para pagar un gravamen cuyo importe y vencimiento son ciertos. A efectos de esta Interpretación, un gravamen es una salida de recursos que incorpora beneficios económicos que es impuesta por los gobiernos a entidades de acuerdo con la legislación (es decir leyes o regulaciones) distintas de las salidas de recursos que quedan dentro del alcance de NIC 12 Impuesto a las Ganancias y, multas u otras sanciones que se imponen por infracciones de la legislación. Una entidad aplicará esta Interpretación en los períodos anuales que comiencen a partir del 01 de enero de 2014. Se permite su aplicación anticipada. Si una entidad aplica esta Interpretación a períodos anteriores revelará este hecho. Los cambios en políticas contables producidos por la aplicación de esta Interpretación se contabilizarán de forma retroactiva de acuerdo con la NIC 8 Políticas Contables, Cambios en las Estimaciones Contables y Errores. La Administración se encuentra evaluando el potencial impacto de la adopción de esta normativa.

Enmienda NIC 36, Deterioro del Valor de los Activos – El 29 de mayo de 2013 IASB publicó “Información a Revelar sobre el Importe Recuperable de Activos no Financieros“, el objetivo de esta modificación es armonizar los requerimientos de revelar información sobre el valor razonable menos los costos de disposición y el valor en uso, cuando se utilizan técnicas de valor presente para medir el importe recuperable de los activos que presentan deterioro de valor, requiriendo que una entidad revele las tasas de descuento que se han utilizado para determinar el importe recuperable de los activos que presentan deterioro de valor. Una entidad aplicará estas modificaciones de forma retroactiva a los períodos anuales que comiencen a partir del 01 de enero de 2014. Se permite su aplicación anticipada. Una entidad no aplicará esas modificaciones a períodos (incluyendo períodos comparativos) en los que no se aplique la NIIF 13. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

Enmienda NIC 39, Instrumentos Financieros: reconocimiento y medición – El 27 de junio de 2013 IASB emitió la enmienda Novación de contratos de derivados y continuidad de contabilidad de cobertura, el cual establece que la novación de un contrato derivado con una entidad de contrapartida central (cámara de compensación) generaría la interrupción de la cobertura, el desreconocimiento del derivado original y el reconocimiento del nuevo contrato derivado novado. Mientras que la novación producto de leyes o normativas no califican para desreconocimiento y por lo tanto la contabilidad de cobertura no se verá interrumpida (siempre que se cumplan requisitos). La fecha efectiva de aplicación para períodos anuales que comienzan el 01 de enero de 2014, pudiendo aplicarse anticipadamente .Una entidad aplicará esta enmienda retrospectivamente de acuerdo con NIC 8 “Políticas Contables, Cambios en las Estimaciones Contables y Errores”. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 41

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

NIIF 9 Instrumentos Financieros – contabilidad de cobertura y enmiendas a NIIF 9, NIIF 7 y NIC 39 – El 19 de noviembre de 2013 IASB emitió esta enmienda, la cual incluye un nuevo modelo general de contabilidad de cobertura, el cual se alinea más estrechamente con la gestión de riegos, entregando información más útil a los usuarios de los estados financieros. Por otra parte, los requerimientos relativos a la opción del valor razonable para pasivos financieros se cambiaron para abordar el riesgo de crédito propio, esta mejora establece que los efectos de cambios en el riesgo de crédito de un pasivo no deben afectar al resultado del periodo a menos que el pasivo se mantenga para negociar; se permite la adopción temprana de esta modificación sin la aplicación de los otros requerimientos de NIIF 9. Adicionalmente, condiciona la fecha efectiva de entrada en vigencia a la finalización del proyecto de NIIF 9, permitiendo de igual forma su adopción. La Administración se encuentra evaluando el potencial impacto de la adopción de estas enmiendas en lo que respecta a NIIF 7 y NIC 39, puesto que las referidas a NIIF 9 por expresa disposición de la SBIF no aplicarán a los estados financieros del Banco.

Modificación NIC 19 – Planes de beneficio definidos: aportaciones de los empleados – El 21 de noviembre de 2013 IASB emitió esta modificación, la cual establece el tratamiento de las aportaciones de los empleados o de terceros al contabilizar los planes de beneficios definidos. Por ende, si el importe de las aportaciones es independiente del número de años de servicio, se permite que una entidad reconozca estas aportaciones como una reducción en el costo del servicio en el periodo en el que se presta el servicio relacionado, en lugar de atribuir las aportaciones a los periodos de servicio y, Si el importe de las aportaciones depende del número de años de servicio, se requiere que una entidad atribuya esas aportaciones a los periodos de servicio, utilizando el mismo método de atribución requerido por el párrafo 70 de la NIC 19, para los beneficios brutos (es decir, utilizando la fórmula de aportación del plan o una base lineal). Estas modificaciones aplican para periodos anuales que comiencen a partir del 01 de julio de 2014 de forma retroactiva, tal cual lo establece NIC 8 Políticas contables, cambio en estimaciones contables y errores, se permite aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

Mejoras Anuales, ciclo 2010-2012 – El 12 de diciembre de 2013 se emitió este documento que abarca a siete cuerpos normativos:

- NIIF 2	Pagos basados en acciones: modifica la definición de "condición para la consolidación de la concesión (irrevocabilidad)” y “ condiciones de mercado” y agrega la definición de “condiciones de ejecución” y “condición de servicio” (la cual era parte de la definición de condición para la consolidación de la concesión”).
- NIIF 3	Combinaciones de negocios: aclara que las consideraciones contingentes que son clasificadas como activos o pasivos deben ser medidos a valor razonable a cada fecha de reporte.
- NIIF 8	Segmentos de operación: requiere que una entidad revele los juicios hechos por la administración en la aplicación de los criterios de agregación de los segmentos operativos y, aclara que la entidad debe solo proporcionar reconciliación entre el total de activos del segmento reportables y los activos de la entidad si los activos del segmento sin reportados con regularidad.
- NIIF 13	Medición de valor razonable: aclara que la emisión de las NIIF 13 y la modificación a NIIF 9 y NIC 39 no eliminó la posibilidad de medir las cuentas por cobrar y pagar a corto plazo que carecen de tasa de interés establecida al importes de las facturas sin descontar si el efecto de no descontar es inmaterial.
- NIC 16	Propiedad, planta y equipo: aclara que cuando se revalúa un elemento de propiedades, planta y equipo el valor bruto en libros se ajusta de una manera consistente con la revalorización del valor en libros.
- NIC 24	Información a revelar sobre partes relacionadas: aclara que una entidad que provee servicios de personal de administración clave a la entidad que informa o la matriz de la entidad que reporta es una parte relacionada de la entidad que informa.
- NIC 38	Activos intangibles: aclara que cuando se revalúa un elemento de intangibles el valor bruto en libros se ajusta de una manera consistente con la revalorización del valor en libros.

Las mejoras anuales a las NIIF, ciclo 2010-2012, se deberán aplicar para periodos anuales que comienzan en o después del 01 de julio de 2014, se permite aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de estas mejoras.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 42

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Mejoras Anuales, ciclo 2011-2013 – El 12 de diciembre de 2013 se emitió este documento que abarca a cuatro cuerpos normativos:

- NIIF 1	Adopción por primera vez: aclara que una entidad, en sus primeros estados financieros bajo NIIF, tiene la posibilidad de elegir entre aplicar una NIIF existentes y actualmente efectiva o la aplicación de una NIIF nueva o revisada que todavía no es obligatoria, siempre que permita su aplicación anticipada. Se requiere que la entidad aplique la misma versión de la NIIF a través de los períodos cubiertos por los primeros estados financieros según las NIIF.

- NIIF 3	Combinaciones de negocios: aclara que la NIIF 3 excluye de su ámbito la contabilidad para la formación de un acuerdo conjunto en los estados financieros del propio acuerdo conjunto.

- NIIF 13	Medición de valor razonable: aclara que el alcance de la excepción de cartera definida en el párrafo 52 de la NIIF 13 incluye todos los contratos contabilizados dentro del alcance de la “NIC 39 Instrumentos Financieros: Reconocimiento y Medición” y la “NIIF 9 Instrumentos Financieros”, independientemente de si se ajustan a la definición de activos financieros o financieros pasivos tal como se define en la “NIC 32 Instrumentos Financieros: Presentación”.

- NIC 40	Propiedades de inversión: aclara que si una determinada transacción cumple con la definición tanto de una combinación de negocios, tal como se define en la NIIF 3 Combinaciones de negocios y Propiedades de inversiones como se define en la NIC 40 Propiedades de Inversión requiere la aplicación por separado de ambas normas de forma independiente.

Las mejoras anuales a las NIIF, ciclo 2011-2013, se deberán aplicar para periodos anuales que comienzan en o después del 01 de julio de 2014, se permite aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de estas mejoras.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 43

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°02

CAMBIOS CONTABLES

A partir del 01 de enero de 2013, entra en vigencia NIC 19 de “Beneficios a los empleados”. En relación al Plan de Pensiones (Beneficios definidos), el principal cambio que introduce ésta nueva versión de la NIC 19, es la imposibilidad de diferir en el tiempo el costo de los “servicios pasados” de los planes de beneficios definidos, teniendo que ser reconocidos en resultados al momento de formalizar el plan o cada vez que éste sea modificado. Estas modificaciones implican un cambio contable que debe aplicarse en forma retroactiva de acuerdo a la NIC 8 “Políticas contables, cambio en las estimaciones y errores”.

Los ajustes requeridos en el Estado de Situación Financiera referido al 31 de diciembre 2012 por planes de pensiones, para cumplir con las modificaciones a la NIC 19 “Beneficio a los empleados” son las siguientes:

	Saldo de cierre al 31 de diciembre de			Saldo Pro-forma al 31 de diciembre de
Balance	2012	Ajuste		2012
	MM$	MM$		MM$
Activo
Impuestos diferidos	186.210	197		186.407
Otros activos	656.200	(983	)(*)	655.217
Total Activos	842.410	(786)		841.624

Pasivos
Provisiones	220.993	96		221.089
Total Pasivos	220.993	96		221.089

Patrimonio
Reservas	976.561	(1.101	)(**)	975.460
Utilidad (pérdida) del ejercicio	387.967	315	(***)	388.282
Menos: Provisión para dividendos mínimos	(116.390)	(96)		(116.486)
Total Patrimonio	1.248.138	(882)		1.247.256

(*)	Corresponde a la disminución del costo de servicios pasados de los planes de pensiones diferidos de acuerdo con la antigua norma.
(**)	Corresponde al efecto, neto de impuestos, de los planes de pensiones que se encontraban diferidos al 31 de diciembre 2011.
(***)	Corresponde al efecto en resultados del ejercicio de los planes de pensiones que se encontraban pendientes de amortizar de acuerdo con la antigua norma.

Los ajustes requeridos por la modificación a NIC 19 al 01 de enero de 2012, son los siguientes:

	Saldo de cierre al 01 de enero de			Saldo Pro-forma al 01 de enero de
Balance	2012	Ajuste		2012
	MM$	MM$		MM$
Activo
Impuestos diferidos	147.754	276		148.030
Otros activos	546.470	(1.377	)(*)	545.093
Total Activos	694.224	(1.101)		693.123

Patrimonio
Reservas	802.528	(1.101	)(**)	801.427
Total Patrimonio	802.528	(1.101)		801.427

(*)	Corresponde a la disminución del costo de servicios pasados de los planes de pensiones diferidos de acuerdo con la antigua norma.
(**)	Corresponde al efecto, neto de impuestos, de los planes de pensiones que se encontraban por diferir al 01 de enero de 2012.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 44

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°02

CAMBIOS CONTABLES, continuación

El Estado de Situación proforma con los ajustes requeridos por la modificación de NIC 19 “Beneficio a los empleados” es el siguiente:

	Saldo de cierre al 31 de diciembre de	Ajuste	Saldo Pro-forma al 31 de diciembre de
	2012	NIC 19	2012
	MM$	MM$	MM$
ACTIVOS
Efectivo y depósitos en bancos	1.250.414	-	1.250.414
Operaciones con liquidación en curso	520.267	-	520.267
Instrumentos para negociación	338.287	-	338.287
Contratos de retrocompra y préstamos de valores	6.993	-	6.993
Contratos de derivados financieros	1.293.212	-	1.293.212
Adeudado por bancos	90.527	-	90.527
Créditos y cuentas por cobrar a clientes	18.325.957	-	18.325.957
Instrumentos de inversión disponibles para la venta	1.826.158	-	1.826.158
Instrumentos de inversión hasta el vencimiento	-	-	-
Inversiones en sociedades	7.614	-	7.614
Intangibles	87.347	-	87.347
Activo fijo	162.214	-	162.214
Impuestos corrientes	10.227	-	10.227
Impuestos diferidos	186.210	197	186.407
Otros activos	656.200	(983)	655.217
TOTAL ACTIVOS	24.761.627	(786)	24.760.841

PASIVOS
Depósitos y otras obligaciones a la vista	4.970.019	-	4.970.019
Operaciones con liquidación en curso	284.953	-	284.953
Contratos de retrocompra y préstamos de valores	304.117	-	304.117
Depósitos y otras captaciones a plazo	9.112.213	-	9.112.213
Contratos de derivados financieros	1.146.161	-	1.146.161
Obligaciones con bancos	1.438.003	-	1.438.003
Instrumentos de deuda emitidos	4.571.289	-	4.571.289
Otras obligaciones financieras	192.611	-	192.611
Impuestos corrientes	525	-	525
Impuestos diferidos	9.544	-	9.544
Provisiones	220.993	96	221.089
Otros pasivos	341.274	-	341.274

TOTAL PASIVOS	22.591.702	96	22.591.798

PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:	2.135.660	(882)	2.134.778
Capital	891.303	-	891.303
Reservas	976.561	(1.101)	975.460
Cuentas de valoración	(3.781)	-	(3.781)
Utilidades retenidas	271.577	219	271.796
Utilidades retenidas de ejercicios anteriores	-	-	-
Utilidad del ejercicio	387.967	315	388.282
Menos: Provisión para dividendos mínimos	(116.390)	(96)	(116.486)
Interés no controlador	34.265	-	34.265

TOTAL PATRIMONIO	2.169.925	(882)	2.169.043

TOTAL PASIVOS Y PATRIMONIO	24.761.627	(786)	24.760.841

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 45

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°02

CAMBIOS CONTABLES, continuación

A continuación se detallan las reclasificaciones necesarias al Estado de Resultado para efectos comparativos junto con los ajustes requeridos por la aplicación de NIC 19 referidos al 31 de diciembre de 2012:

	Saldo de cierre al 31 de diciembre de		Ajustes	Saldo Pro-forma al 31 de diciembre de
	2012	Reclasificación	NIC 19	2012
	MM$	MM$	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	1.890.953	-	-	1.890.953
Gastos por intereses y reajustes	(848.219)	-	-	(848.219)
Ingreso neto por intereses y reajustes	1.042.734	-	-	1.042.734

Ingresos por comisiones (1)	360.427	40	-	360.467
Gastos por comisiones (1)	(89.855)	(12.925)	-	(102.780)

Ingreso neto de comisiones	270.572	(12.885)	-	257.687

Utilidad neta de operaciones financieras	(64.079)	-	-	(64.079)
Utilidad (pérdida) de cambio neta	146.378	-	-	146.378
Otros ingresos operacionales	19.758	-	-	19.758

TOTAL INGRESOS OPERACIONALES	1.415.363	(12.885)	-	1.402.478

Provisiones por riesgo de crédito	(366.702)	-	-	(366.702)

INGRESO OPERACIONAL NETO	1.048.661	(12.885)	-	1.035.776

Remuneraciones y gastos del personal	(300.298)	-	394	(299.904)
Gastos de administración (1)	(183.379)	7.496	-	(175.883)
Depreciaciones y amortizaciones	(56.369)	-	-	(56.369)
Deterioro	(90)	-	-	(90)
Otros gastos operacionales (1)	(65.105)	5.389	-	(59.716)

TOTAL GASTOS OPERACIONALES	(605.241)	12.885	394	(591.962)

RESULTADO OPERACIONAL	443.420	-	394	443.814

Resultado por inversiones en sociedades	267	-	-	267

Resultado antes de impuesto a la renta	443.687	-	394	444.081

Impuesto a la renta	(51.095)	-	(79)	(51.174)

UTILIDAD DEL EJERCICIO	392.592	-	315	392.907

Atribuible a:
Propietarios del Banco	387.967	-	-	388.282
Interés no controlador	4.625	-	-	4.625

Utilidad por acción atribuible a propietarios del Banco (expresada en pesos)
Utilidad básica	2,059	-	0,001	2,060
Utilidad diluida	2,059	-	0,001	2,060
(1)	Incluye reclasificaciones implementadas en 2013 y realizadas retroactivamente a efectos de comparabilidad de la información, las cuales no modifican el resultado neto del ejercicio.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 46

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°03

HECHOS RELEVANTES

Al 31 de diciembre de 2013, se han registrado los siguientes hechos relevantes que han influido en las operaciones del Banco en los Estados Financieros Consolidados.

a) Directorio

En sesión Ordinaria de Directorio número 446 de fecha 20 de agosto de 2013, presentó su renuncia al cargo de Primer Vicepresidente el señor Jesús María Zabalza Lotina. El Directorio en esta sesión, nombra en sus nuevos cargos a don Oscar von Chrismar Carvajal como Vicepresidente y a don Juan Pedro Santa María Pérez como Director Titular del Banco.

Destino de la utilidad y reparto de dividendos

En Junta General Ordinaria de Accionistas celebrada el 29 de abril de 2013 se reúnen bajo la Presidencia de don Mauricio Larraín Garcés (Presidente), Jesús María Zabalza Lotina (Primer Vicepresidente), Oscar von Chrismar Carvajal (Segundo Vicepresidente), Víctor Arbulú Crousillat, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Vittorio Corbo Lioi, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Juan Pedro Santa María Pérez, Raimundo Monge Zegers (Director Suplente). Además, asisten el Gerente General don Claudio Melandri Hinojosa y el Gerente de Contabilidad don Felipe Contreras Fajardo.

De acuerdo a la información presentada en la Junta anteriormente señalada, las utilidades líquidas del ejercicio correspondiente al año 2012 (que se denominan en los estados financieros “Utilidad atribuible a tenedores patrimoniales del Banco”), ascendieron a $387.967 millones. Se aprueba distribuir el 60% de dichas utilidades, las cuales, divididas por el número de acciones emitidas, corresponden a un dividendo de $1,235 por cada acción, el que se comenzó a pagar a partir del día 30 de abril de 2013. Asimismo, se aprueba que el 40% restante de las utilidades sea destinado a incrementar el patrimonio del Banco.

b) Emisión de bonos bancarios año 2013

Durante el año 2013 el Banco emitió Bonos por CHF300.000.000, UF4.000.000, USD250.000.000 y bono hipotecario por UF3.000.000. El detalle de las colocaciones realizadas durante el año 2013 se incluye en Nota 20.

b.1) Bonos corrientes año 2013

Serie	Monto	Plazo	Tasa de Emisión	Fecha de emisión	Fecha de vencimiento
Bono flotante CHF	CHF 150.000.000	4 años	Libor (3 meses)+100 pb	28-03-2013	28-03-2017
Bono	CHF 150.000.000	6 años	1,75 anual simple	26-09-2013	26-09-2019
Total	CHF 300.000.000
Bono	UF 2.000.000	10 años	3,5 anual simple	28-11-2013	01-01-2023
Bono	UF 2.000.000	10 años	3,5 anual simple	28-11-2013	01-09-2023
Total	UF 4.000.000
Bono flotante USD	USD 250.000.000	5 años	Libor (3 meses)+100 pb	07-06-2013	07-06-2018
Total	USD 250.000.000

b.2) Bonos hipotecarios año 2013

Serie	Monto	Plazo	Tasa de Emisión	Fecha de emisión	Fecha de vencimiento
Bono hipotecario(*)	UF 3.000.000	15 años	3,2 anual simple	01-08-2013	01-07-2028
Total	UF 3.000.000

(*)Se realizaron dos colocaciones, cada una de UF1.500.000. La primera de ellas el 01 de agosto y la segunda el 20 de noviembre de 2013.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 47

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°03

HECHOS RELEVANTES, continuación

b.3)   Bonos subordinados año 2013

Durante el año 2013, el Banco no ha emitido bonos subordinados.

b.4)  Recompra de bonos

El Banco realizó las siguientes recompras de bonos durante el año 2013:

Fecha	Tipo	Monto

22-05-2013	Subordinado	USD 45.556.000
16-06-2013	Subordinado	USD 2.230.000
26-06-2013	Corriente	CLP 29.245.000.000
01-07-2013	Corriente	CLP 20.000.000.000

c)	Venta de subsidiaria Santander Asset Management S.A. Administradora General de Fondos

Durante el mes de diciembre de 2013 se concretó la venta de nuestra subsidiaria Santander Asset Management S.A. Administradora General de Fondos, esto dentro del marco de la oferta formal de compra recibida en mayo del presente año. El precio de venta ascendió a $90.281 millones por el 100% de las acciones, siendo las 99,99% adquiridas por SAM Investment Holdings Limited y el 0,01% por Santander Asset Management UK Holdings Limited. Esta transacción generó una utilidad de $78.122 millones la cual fue registrada como Resultado por inversiones en sociedades. Adicionalmente, se celebró un contrato de prestación de servicios de agente colocador por un plazo de 10 años.

Esta transacción fue revisada por evaluadores externos independientes, quienes opinaron que el precio de la oferta es razonable en consideración a sus estimaciones del valor económico de la sociedad. El Comité de Directores y Auditoría y el Directorio conocieron y analizaron los antecedentes de la operación, quienes entregaron una opinión favorable. En Junta de Accionistas extraordinaria celebrada el día 05 de diciembre de 2013, se aceptó la oferta de compra, por lo que con fecha 06 de diciembre de 2013, se informa de esta transacción a la SBIF a través de un hecho esencial.

d)	Canje bono blended “La Polar”

Durante el mes de junio de 2013, el Banco decidió aceptar la “Opción de instrumentalización del crédito” ofrecido por la empresa La Polar S.A. y protocolarizado a través de hecho esencial enviado a la Superintendencia de Valores y Seguros con fecha 07 de junio de 2013. Este procedimiento de canje ofreció a los acreedores, tanto de la deuda senior como de deuda junior, optar por la sustitución de la totalidad de sus acreencias por bonos serie F (senior) y serie G (junior). Los bonos recibidos por esta operación fueron clasificados desde su recepción como “Instrumentos para Negociación”. Durante el año 2013, el Banco vendió la totalidad los bonos recibidos en dicho canje, el efecto neto registrado en “Resultado de operaciones financieras” asociado a esta operación ascendió a $272 millones de pérdida.

e)	Recepción de acciones propias – dación en pago

Durante el mes de diciembre y producto de una dación en pago el Banco recibió acciones propias. El valor de las acciones ascendió a $757.586.851 (26.241.318 de acciones a $28.87 c/u).

Estas acciones fueron vendidas en bolsa durante el mismo mes, generando una diferencia de precio positiva de $29 millones, la cual fue registrada en Patrimonio.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 48

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°03

HECHOS RELEVANTES, continuación

f) Constitución de la sociedad “Servicios de Infraestructura de Mercado OTC S.A.”

Con fecha 19 de julio de 2013 Banco Santander realizó un aporte de $1.439.574.238 por la participación en la sociedad “Servicios de Infraestructura de Mercado OTC S.A.”, la que equivale a 1.111 acciones a un valor de $1.295.746,3890 cada una y representa un 11,11% de participación patrimonial.

Esta sociedad ha sido creada en conjunto con los bancos de la plaza y tiene como objetivo administrar una infraestructura para el mercado financiero, otorgando servicios de registro, confirmación, almacenamiento, consolidación y conciliación de operaciones de instrumentos financieros derivados, así como, la realización de aquellas actividades conexas o complementarias con el giro indicado.

g) Fusión por absorción de Santander Servicios de Recaudación y Pagos Ltda.

En sesión extraordinaria de Directorio realizada el 17 de diciembre de 2013, se presentó en consulta la propuesta de realizar la fusión por absorción de la subsidiaria Santander Servicios de Recaudación y Pagos Ltda. durante el segundo trimestre de 2014. El Directorio aprobó la absorción y encarga al Gerente General que realice las presentaciones a la SBIF para obtener la autorización, así como los trámites legales para formalizarla debidamente.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 49

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°04

SEGMENTOS DE NEGOCIO

El Banco administra y mide el desempeño de sus operaciones por segmentos de negocios. La información que se incluye en esta nota no es necesariamente comparable con la de otras instituciones financieras, debido a que se basa en el sistema interno de información para la gestión según los segmentos establecidos por el Banco.

Las transacciones entre segmentos se realizan bajo condiciones y términos comerciales normales. Los activos, pasivos y resultados de cada segmento incluyen ítems directamente atribuibles al segmento al que pueden asignarse con una base razonable.

Con el fin de lograr el cumplimiento de los objetivos estratégicos establecidos por la alta dirección y adaptarse a las cambiantes condiciones de mercado, cada cierto tiempo, el Banco realiza adecuaciones en su organización, modificaciones que a su vez impactan en mayor o menor medida, en la forma en que éste se gestiona o administra. Así, la presente revelación entrega información sobre como el Banco se gestiona al 31 de diciembre de 2013. En cuanto a la información correspondiente al año 2012, ésta ha sido preparada con los criterios vigentes al cierre de los presentes estados financieros con el objetivo de lograr la debida comparabilidad de las cifras.

Durante el segundo semestre de 2013, se modificó la estructura de la Banca Comercial con el objetivo de adaptarse de una mejor forma a los requerimientos del mercado, reubicando el segmento “Institucionales” junto a la agrupación “Empresas”. Este cambio no implicó una modificación de los segmentos existentes, sino más bien una reagrupación de los mismos. En nuestra perspectiva esta modificación solo afectó a los responsables de segmentos, quienes de igual forma reportan a la máxima autoridad en la toma de decisiones.

El Banco se compone de los siguientes segmentos de negocios:

Individuos y PYMEs

Individuos

a.	Santander Banefe
Atiende a individuos con ingresos mensuales de entre $150.000 y $400.000 pesos, los cuales reciben servicios por medio de Santander Banefe. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos hipotecarios, tarjetas de débito, productos de ahorro, fondos mutuos y seguros.

b.	Banca Personas
Atiende a individuos con ingresos mensuales mayores a $400.000 pesos. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos comerciales, comercio exterior, préstamos hipotecarios, tarjetas de débito, cuentas corrientes, productos de ahorro, fondos mutuos, corretaje de acciones y seguros.

PYMEs

Atiende a compañías pequeñas con ventas anuales inferiores a $1.200 millones. Este segmento ofrece a sus clientes una variedad de productos que incluyen préstamos comerciales, créditos con garantía estatal, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, productos de ahorro, fondos mutuos y seguros.

Empresas e Institucionales

Empresas

El segmento Empresas está compuesto por los subsegmentos Empresas, Inmobiliarias y Grandes Empresas:

a.	Empresas

Atiende a compañías con ventas anuales sobre los $1.200 millones y hasta $10.000 millones. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, productos de ahorro, fondos mutuos y seguros.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 50

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°04

SEGMENTOS DE NEGOCIO, continuación

b.	Inmobiliaria
Este segmento incluye todas las compañías en el sector inmobiliario que ejecutan proyectos para vender a terceros y a todas las constructoras con ventas anuales superiores a $800 millones sin tope. A estos clientes, en adición de ofrecerle los tradicionales servicios bancarios, se les ofrece servicios especializados para el financiamiento de proyectos principalmente residenciales, con la intención de aumentar la venta de préstamos hipotecarios.

c.	Grandes Empresas
Considera compañías con ventas anuales sobre los $10.000 millones . Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

Institucionales

Atiende a organizaciones institucionales tales como universidades, organismos gubernamentales, municipalidades y gobiernos regionales. En este segmento se ofrece una variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, productos de ahorro, fondos mutuos y seguros.

Global Banking and Markets

El segmento Global Banking and Markets se compone de:

a.	Corporativa
Compañías multinacionales extranjeras o empresas multinacionales chilenas que tienen ventas por encima de los $10.000 millones. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

b.	Tesorería
La División de Tesorería proporciona sofisticados productos financieros principalmente a compañías en el área de Banca mayorista y el segmento de Empresas. Se incluyen productos como financiamiento y captación a corto plazo, servicios de corretaje, derivados, securitización y otros productos diseñados según la necesidad. El área de Tesorería también maneja la intermediación de posiciones, así como la cartera de inversiones propias.

Actividades Corporativas (“Otros”)

Este segmento incluye Gestión Financiera, que desarrolla las funciones globales de gestión de la posición estructural de cambio, del riesgo de interés estructural de la entidad matriz y del riesgo de liquidez. Este último, a través de la realización de emisiones y utilizaciones. Así mismo se gestionan, igualmente, los recursos propios, la dotación de capital que se hace a cada unidad y el costo de financiación de las inversiones realizadas. Todo ello hace que, habitualmente, tenga aportación negativa a los resultados.

Además este segmento incorpora todos los resultados intra-segmento, todas las actividades no asignadas a un segmento o producto con clientes.

Las políticas contables de los segmentos son las mismas que las descritas en el resumen de los principios contables, y son personalizados para satisfacer las necesidades de gestión del Banco. El Banco obtiene la mayoría de sus ingresos procedentes de los ingresos por intereses, los ingresos por comisiones y los resultados por operaciones financieras. La máxima autoridad en la toma de decisiones de cada segmento se basa principalmente en los ingresos por intereses, los ingresos por comisiones y provisión de gastos para evaluar el desempeño de los segmentos, y así tomar decisiones sobre los recursos que se asignarán a estos.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 51

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°04

SEGMENTOS DE NEGOCIO, continuación

Los cuadros que se presentan a continuación, muestran el resultado del Banco por segmentos de negocios, por los ejercicios terminados al 31 de diciembre de 2013 y 2012, y además los saldos correspondientes a créditos y saldos de cuentas por cobrar a clientes:

	Al 31 de diciembre de 2013
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto por comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	10.437.701	605.374	149.144	8.732	(214.006)	(350.543)	198.701
Santander Banefe	727.452	99.182	25.648	1.614	(56.309)	(52.370)	17.765
Banca Comercial	9.710.249	506.192	123.496	7.118	(157.697)	(298.173)	180.936
PYMES	3.223.215	260.856	37.641	4.798	(101.187)	(79.633)	122.475
Individuos+PYME	13.660.916	866.230	186.785	13.530	(315.193)	(430.176)	321.176

Empresas	4.678.243	163.466	26.634	13.674	(32.642)	(53.939)	117.193
Empresas	1.757.586	73.906	14.020	7.457	(19.982)	(27.947)	47.454
Grandes Empresas	1.923.810	62.953	9.026	5.930	(8.292)	(19.937)	49.680
Inmobiliarias	996.847	26.607	3.588	287	(4.368)	(6.055)	20.059
Institucionales	353.509	30.283	2.615	562	317	(15.889)	17.888
Empresas e institucionales	5.031.752	193.749	29.249	14.236	(32.325)	(69.828)	135.081

Banca Comercial	18.692.668	1.059.979	216.034	27.766	(347.518)	(500.004)	456.257

Global banking and markets	2.219.045	72.932	18.022	42.393	(16.904)	(37.728)	78.715
Corporativa	2.219.045	63.036	16.295	687	(16.904)	(19.802)	43.312
Tesorería	-	9.896	1.727	41.706	-	(17.926)	35.403
Otros	149.048	(56.149)	(4.220)	45.954	391	(20.121)	(34.145)

Totales	21.060.761	1.076.762	229.836	116.113	(364.031)	(557.853)	500.827

Otros ingresos operacionales							20.508
Otros gastos operacionales							(62.351)
Resultado por inversiones en sociedades							79.544
Impuesto a la renta							(94.467)
Utilidad consolidada del ejercicio							444.061

(1) Corresponde a créditos y cuentas por cobrar a clientes más el saldo adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.

(2) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.

(3) Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones y amortizaciones y deterioro.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 52

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°04

SEGMENTOS DE NEGOCIO, continuación

Los segmentos de negocios de acuerdo con la nueva segmentación son los siguientes:

	Al 31 de diciembre de 2012 (*)
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto por comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	9.672.222	622.465	162.914	9.901	(266.850)	(335.863)	192.567
Santander Banefe	730.362	123.043	26.357	1.288	(73.882)	(44.301)	32.505
Banca Comercial	8.941.860	499.422	136.557	8.613	(192.968)	(291.562)	160.062
PYMES	2.890.251	233.622	38.115	5.009	(80.144)	(76.560)	120.042
Individuos+PYME	12.562.473	856.087	201.029	14.910	(346.994)	(412.423)	312.609

Empresas	4.058.693	148.177	25.903	11.062	(24.186)	(50.375)	110.581
Empresas	1.626.606	70.747	13.885	5.118	(21.531)	(26.672)	41.547
Grandes Empresas	1.661.837	56.086	8.722	5.623	(3.361)	(17.958)	49.112
Inmobiliarias	770.250	21.344	3.296	321	706	(5.745)	19.922
Institucionales	355.518	28.472	2.470	615	(346)	(15.297)	15.914
Empresas e institucionales	4.414.211	176.649	28.373	11.677	(24.532)	(65.672)	126.495

Banca Comercial	16.976.684	1.032.736	229.402	26.587	(371.526)	(478.095)	439.104

Global banking and markets	1.863.595	50.477	19.159	52.277	5.546	(35.476)	91.983
Corporativa	1.863.595	57.822	16.832	763	5.546	(17.564)	63.399
Tesorería	-	(7.345)	2.327	51.514	-	(17.912)	28.584
Otros	126.373	(40.479)	9.126	3.435	(722)	(18.675)	(47.315)

Totales	18.966.652	1.042.734	257.687	82.299	(366.702)	(532.246)	483.772

Otros ingresos operacionales							19.758
Otros gastos operacionales							(59.716)
Resultado por inversiones en sociedades							267
Impuesto a la renta							(51.174)
Utilidad consolidada del ejercicio							392.907

(1) Corresponde a créditos y cuentas por cobrar a clientes más el saldo adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.

(2) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.

(3) Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones, amortizaciones y deterioro.

(*) El año 2012 ha sido reformulado para efectos comparativos, tal cual se describe precedentemente.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 53

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°05

EFECTIVO Y EQUIVALENTE DE EFECTIVO

a)	El detalle de los saldos incluidos bajo efectivo equivalente de efectivo es el siguiente:

	Al 31 de diciembre de
	2013 MM$	2012 MM$

Efectivo y depósitos en bancos
Efectivo	551.136	435.687
Depósitos en el Banco Central de Chile	797.363	520.031
Depósitos bancos nacionales	81	4.057
Depósitos en el exterior	223.230	290.639
Subtotales efectivo y depósitos en bancos	1.571.810	1.250.414

Operaciones con liquidación en curso netas	327.698	235.314

Totales efectivo y equivalente de efectivo	1.899.508	1.485.728

El nivel de los fondos en efectivo y en el Banco Central de Chile responde a regulaciones sobre encaje que el Banco debe mantener como promedio en períodos mensuales.

b)	Operaciones con liquidación en curso:

Las operaciones con liquidación en curso corresponden a transacciones en que sólo resta la liquidación que aumentará o disminuirá los fondos en el Banco Central de Chile o en bancos del exterior, normalmente dentro de las próximas 24 a 48 hrs. hábiles siguientes al cierre de cada ejercicio. Estas operaciones se presentan de acuerdo al siguiente detalle:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Activos
Documentos a cargo de otros bancos (canje)	289.723	238.714
Fondos por recibir	314.354	281.553
Subtotales	604.077	520.267
Pasivos
Fondos por entregar	276.379	284.953
Subtotales	276.379	284.953

Operaciones con liquidación en curso netas	327.698	235.314

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 54

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°06

INSTRUMENTOS PARA NEGOCIACIÓN

El detalle de los instrumentos designados como instrumentos financieros para negociación es el siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	75.577	267.008
Pagarés del Banco Central de Chile	100	3.397
Otros instrumentos del Estado y del Banco Central de Chile	189.962	48.160
Subtotales	265.639	318.565

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	-	3.531
Letras hipotecarias de bancos del país	-	-
Bonos de bancos del país	10.042	-
Bonos de otras empresas del país	2.229	-
Otros instrumentos emitidos en el país	-	-
Subtotales	12.271	3.531

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos del exterior	-	-
Subtotales	-	-

Inversiones en fondos mutuos
Fondos administrados por entidades relacionadas	9.657	16.191
Fondos administrados por terceros	-	-
Subtotales	9.657	16.191

Totales	287.567	338.287

Al 31 de diciembre de 2013 y 2012, no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 55

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°07

OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES

a)	Derechos por compromisos de compra

El Banco compra instrumentos financieros acordando revenderlos en una fecha futura. Al 31 de diciembre de 2013 y 2012 los derechos asociados a los instrumentos adquiridos con pactos de retroventa son los siguientes:

Al 31 de diciembre de
	2013				2012
	Desde 1 día y menos de 3 meses	Más de 3 meses y menos de 1 año	Más de 1 año	Total	Desde 1 día y menos de 3 meses	Más de 3 meses y menos de 1 año	Más de 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	-	-	-	-	6.993	-	-	6.993
Pagarés del Banco Central de Chile	-	-	-	-	-	-	-	-
Otros instrumentos del Estado y del Banco Central de Chile	17.469	-	-	17.469	-	-	-	-
Subtotales	17.469	-	-	17.469	6.993	-	-	6.993
Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	-	-	-	-	-	-	-	-
Letras hipotecarias de bancos del país	-	-	-	-	-	-	-	-
Bonos de bancos del país	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-
Instrumentos de instituciones extranjeras:
Instrumentos de gobiernos o bancos centrales del exterior	-	-	-	-	-	-	-	-
Otros instrumentos del exterior	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-
Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	-	-	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-

Totales	17.469	-	-	17.469	6.993	-	-	6.993

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 56

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°07

OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES, continuación

b)	Obligaciones por compromisos de venta

El Banco obtiene fondos vendiendo instrumentos financieros y comprometiéndose a comprarlos en fechas futuras, más un interés a una tasa prefijada. Al 31 de diciembre de 2013 y 2012 las obligaciones asociadas a los instrumentos vendidos con pactos de retrocompra son los siguientes:

	Al 31 de diciembre de
	2013				2012
	Desde 1 día y menos de 3 meses	Más de 3 meses y menos de 1 año	Más de 1 año	Total	Desde 1 día y menos de 3 meses	Más de 3 meses y menos de 1 año	Más de 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	66.937	-	-	66.937	155.869	-	-	155.869
Pagarés del Banco Central de Chile	22	-	-	22	33	-	-	33
Otros instrumentos del Estado y del Banco Central de Chile	23.879	-	-	23.879	-	-	-	-
Subtotales	90.838	-	-	90.838	155.902	-	-	155.902
Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	112.743	5.391	-	118.134	144.935	3.280	-	148.215
Letras hipotecarias de bancos del país	-	-	-	-	-	-	-	-
Bonos de bancos del país	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-
Subtotales	112.743	5.391	-	118.134	144.935	3.280	-	148.215
Instrumentos de instituciones extranjeras:
Instrumentos de gobiernos o bancos centrales del exterior	-	-	-	-	-	-	-	-
Otros instrumentos del exterior	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-
Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	-	-	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-	-	-

Totales	203.581	5.391	-	208.972	300.837	3.280	-	304.117

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 57

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°07

OPERACIONES CON PACTO DE RETROCOMPRA Y PRÉSTAMOS DE VALORES, continuación

c) Al 31 de diciembre de 2013 y 2012 se presenta el detalle por tipo de cartera de los colaterales asociados a pactos de retrocompra, los cuales se valorizan a valor razonable:

	Al 31 de diciembre de
	2013			2012
	Cartera Disponible para la Venta	Cartera de Negociación	Total Instrumentos	Cartera Disponible para la Venta	Cartera de Negociación	Total Instrumentos
	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	66.933	-	66.933	156.307	-	156.307
Pagarés del Banco Central de Chile	22	-	22	33	-	33
Otros instrumentos del Estado y del Banco Central de Chile	23.863	-	23.863	-	-	-
Subtotales	90.818	-	90.818	156.340	-	156.340
Otros instrumentos emitidos en el país:
Pagarés de depósitos en bancos del país	118.195	-	118.195	148.277	-	148.277
Letras hipotecarias de bancos del país	-	-	-	-	-	-
Bonos de bancos del país	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-
Subtotales	118.195	-	118.195	148.277	-	148.277
Instrumentos de instituciones extranjeras:
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-	-	-
Otros instrumentos del exterior	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-
Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-
Subtotales	-	-	-	-	-	-

Totales	209.013	-	209.013	304.617	-	304.617

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 58

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°08

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES

a)	El Banco al 31 de diciembre de 2013 y 2012, mantiene la siguiente cartera de instrumentos derivados:

	Al 31 de diciembre de 2013
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	55.000	375.599	430.599	9.951	1.020
Swaps de monedas y tasas	-	233.824	899.293	1.133.117	63.528	1.754
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	-	288.824	1.274.892	1.563.716	73.479	2.774

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	522.451	937.529	661.676	2.121.656	60.453	13.927
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	522.451	937.529	661.676	2.121.656	60.453	13.927

Derivados de negociación
Forwards de monedas	14.972.304	9.801.554	1.749.378	26.523.236	198.130	188.745
Swaps de tasas de interés	4.526.349	11.332.697	25.005.852	40.864.898	241.528	243.326
Swaps de monedas y tasas	1.634.855	3.927.402	14.246.746	19.809.003	915.099	847.821
Opciones call de monedas	443.944	42.805	5.557	492.306	1.327	2.403
Opciones call de tasas	-	7.031	-	7.031	-	-
Opciones put de monedas	428.638	38.450	2.936	470.024	3.831	1.108
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	54.777	-	-	54.777	171	5
Subtotales	22.060.867	25.149.939	41.010.469	88.221.275	1.360.086	1.283.408

Totales	22.583.318	26.376.292	42.947.037	91.906.647	1.494.018	1.300.109

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 59

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°08

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

	Al 31 de diciembre de 2012
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	95.200	397.092	395.471	887.763	12.647	4.054
Swaps de monedas y tasas	25.396	14.975	671.942	712.313	12.716	4.361
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	120.596	412.067	1.067.413	1.600.076	25.363	8.415

Derivados de cobertura de flujo de efectivo
Forwards de monedas	13.704	-	-	13.704	-	298
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	268.693	666.668	689.045	1.624.406	1.851	52.589
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	282.397	666.668	689.045	1.638.110	1.851	52.887

Derivados de negociación
Forwards de monedas	17.560.012	7.109.216	563.301	25.232.529	159.624	187.304
Swaps de tasas de interés	4.578.678	9.882.478	13.752.690	28.213.846	204.800	230.380
Swaps de monedas y tasas	1.126.961	3.215.654	11.639.636	15.982.251	899.174	665.100
Opciones call de monedas	413.452	8.032	-	421.484	567	1.485
Opciones call de tasas	3.917	14.458	12.481	30.856	24	20
Opciones put de monedas	402.234	1.928	-	404.162	1.777	516
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	19.415	-	-	19.415	32	54
Subtotales	24.104.669	20.231.766	25.968.108	70.304.543	1.265.998	1.084.859

Totales	24.507.662	21.310.501	27.724.566	73.542.729	1.293.212	1.146.161

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 60

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°08

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

b)	Coberturas

Coberturas de valor razonable:

El Banco utiliza cross currency swap, interest rate swap y call money swap para cubrir su exposición a cambios en el valor razonable del elemento cubierto atribuibles al tipo de interés. Los instrumentos de cobertura ya mencionados, modifican el costo efectivo de emisiones a largo plazo, desde un tipo de interés fijo a un tipo de interés variable.

A continuación se presenta el detalle de los elementos cubiertos e instrumentos de cobertura bajo coberturas de valor razonable, vigentes al 31 de diciembre de 2013 y 2012, separado por plazo al vencimiento:

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	12.213	-	-	-	12.213
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	28.308	28.308
Letras hipotecarias	-	-	-	3.652	3.652
Depósitos y otras captaciones a plazo:
Depósito a plazo	55.000	-	-	27.971	82.971
Instrumentos de deuda emitidos:
Bonos corrientes o senior	-	335.805	109.497	769.659	1.214.961
Bonos subordinados	104.840	-	-	-	104.840
Obligaciones con bancos:
Créditos interbancarios	116.771	-	-	-	116.771
Totales	288.824	335.805	109.497	829.590	1.563.716
Instrumento de cobertura:
Swaps de monedas y tasas	233.824	178.545	109.497	611.251	1.133.117
Swaps de tasas de interés	55.000	157.260	-	218.339	430.599
Totales	288.824	335.805	109.497	829.590	1.563.716

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 61

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°08

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

	Al 31 de diciembre de 2012
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Instrumentos de inversión disponibles para la venta:
Bonos corrientes o senior	10.295	-	-	25.000	35.295
Bono Yankee	-	-	-	4.791	4.791
Letras hipotecarias	-	-	-	3.995	3.995
Depósitos y otras captaciones a plazo:
Depósito a plazo	497.368	-	-	27.409	524.777
Instrumentos de deuda emitidos:
Bonos corrientes o senior	-	300.769	4.568	557.226	862.563
Bonos subordinados	-	143.655	-	-	143.655
Otras obligaciones financieras:
Créditos Corfo	25.000	-	-	-	25.000
Totales	532.663	444.424	4.568	618.421	1.600.076
Instrumento de cobertura:
Swaps de monedas y tasas	40.371	300.769	4.568	366.605	712.313
Swaps de tasas de interés	492.292	143.655	-	251.816	887.763
Totales	532.663	444.424	4.568	618.421	1.600.076

Coberturas de flujos de efectivo:

El Banco utiliza cross currency swaps para cubrir el riesgo de variabilidad de flujos atribuibles a cambios en la tasa de interés de bonos y créditos interbancarios emitidos a tasa variable. Para cubrir el riesgo de inflación presente en ciertas partidas utiliza tanto forwards como cross currency swaps.

A continuación se presentan los nominales de la partida cubierta para el 31 de diciembre de 2013 y 2012, y el período donde se producirán los flujos:

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	21.623	69.502	-	-	91.125
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	118.577	118.577
Bonos del Banco Central de Chile	-	22.958	-	18.084	41.042
Depósitos a plazo	379.331	11.328	-	-	390.659
Instrumentos de deuda emitidos:
Bonos corrientes o senior (tasa variable)	288.310	102.062	219.567	-	609.939
Bonos corrientes o senior (tasa fija)	43.189	-	-	-	43.189
Obligaciones con bancos:
Créditos interbancarios	727.527	99.598	-	-	827.125
Totales	1.459.980	305.448	219.567	136.661	2.121.656
Instrumento de cobertura:
Swaps de monedas y tasas	1.459.980	305.448	219.567	136.661	2.121.656
Totales	1.459.980	305.448	219.567	136.661	2.121.656

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 62

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°08

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

	Al 31 de diciembre de 2012
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	-	44.649	-	-	44.649
Instrumentos de inversión disponibles para la venta:
Bonos corrientes o senior	-	-	-	28.265	28.265
Depósitos a plazo	33.502	11.328	-	-	44.830
Depósitos y otras captaciones a plazo:
Depósito a plazo	51.008	-	-	-	51.008
Instrumentos de deuda emitidos:
Bonos corrientes o senior (tasa variable)	52.780	239.425	93.232	-	385.437
Bonos corrientes o senior (tasa fija)	57.102	106.942	-	-	164.044
Obligaciones con bancos:
Créditos interbancarios	754.673	165.204	-	-	919.877
Totales	949.065	567.548	93.232	28.265	1.638.110

Instrumento de cobertura:
Swaps de monedas y tasas	935.361	567.548	93.232	28.265	1.624.406
Forwards de monedas	13.704	-	-	-	13.704
Totales	949.065	567.548	93.232	28.265	1.638.110

A continuación se presenta la estimación de los ejercicios donde se espera que se produzcan los flujos:

b.1) Proyección de flujos por riesgo de tasa de interés:

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	21.532	10.870	4.102	1.614	38.118
Egresos de flujo	(12.180)	(10.667)	(6.107)	-	(28.954)
Flujos netos	9.352	203	(2.005)	1.614	9.164

Instrumento de cobertura
Ingresos de flujo	12.180	10.667	6.107	-	28.954
Egresos de flujo (*)	(21.532)	(10.870)	(4.102)	(1.614)	(38.118)
Flujos netos	(9.352)	(203)	2.005	(1.614)	(9.164)

(*) Hemos incluido solo aquella porción de la proyección de los flujos del instrumento de cobertura (derivado) que es utilizada para cubrir el riesgo de tasa de interés.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 63

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°08

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

	Al 31 de diciembre de 2012
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	3.084	-	-	-	3.084
Egresos de flujo	(16.759)	(6.515)	(577)	-	(23.851)
Flujos netos	(13.675)	(6.515)	(577)	-	(20.767)

Instrumento de cobertura
Ingresos de flujo	16.759	6.515	577	-	23.851
Egresos de flujo (*)	(3.084)	-	-	-	(3.084)
Flujos netos	13.675	6.515	577	-	20.767

(*) Hemos incluido solo aquella porción de la proyección de los flujos del instrumento de cobertura (derivado) que es utilizada para cubrir el riesgo de tasa de interés.

b.2) Proyección de flujos por riesgo de inflación:

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	104.730	10.861	-	-	115.591
Egresos de flujo	(425)	(927)	(1.783)	(1.709)	(4.844)
Flujos netos	104.305	9.934	(1.783)	(1.709)	110.747

Instrumento de cobertura
Ingresos de flujo	425	927	1.783	1.709	4.844
Egresos de flujo	(104.730)	(10.861)	-	-	(115.591)
Flujos netos	(104.305)	(9.934)	1.783	1.709	(110.747)

	Al 31 de diciembre de 2012
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	24.089	20.802	-	-	44.891
Egresos de flujo	(2.938)	(2.658)	(2.301)	(2.991)	(10.888)
Flujos netos	21.151	18.144	(2.301)	(2.991)	34.003

Instrumento de cobertura
Ingresos de flujo	2.938	2.658	2.301	2.991	10.888
Egresos de flujo	(24.089)	(20.802)	-	-	(44.891)
Flujos netos	(21.151)	(18.144)	2.301	2.991	(34.003)

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 64

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°08

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

b.3) Proyección de flujos por riesgo de tipo de cambio:

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(64.772)	-	-	-	(64.772)
Flujos netos	(64.772)	-	-	-	(64.772)

Instrumento de cobertura
Ingresos de flujo	64.772	-	-	-	64.772
Egresos de flujo	-	-	-	-	-
Flujos netos	64.772	-	-	-	64.772

	Al 31 de diciembre de 2012
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(1.825)	(64.772)	-	-	(66.597)
Flujos netos	(1.825)	(64.772)	-	-	(66.597)

Instrumento de cobertura
Ingresos de flujo	1.825	64.772	-	-	66.597
Egresos de flujo	-	-	-	-	-
Flujos netos	1.825	64.772	-	-	(66.597)

c)	La valorización generada por aquellos instrumentos de cobertura (derivados) utilizados en coberturas de flujos de efectivo cuyo efecto fue registrado en el Estado Consolidado de Cambios en el Patrimonio, específicamente dentro de “otros resultados integrales” al 31 de diciembre de 2013 y 2012, se presenta a continuación:

	Al 31 de diciembre de
Elemento cubierto	2013	2012
	MM$	MM$

Obligaciones con banco	(3.809)	2.943
Depósitos y otras captaciones a plazo	-	(551)
Instrumentos de deuda emitidos	(723)	3.349
Instrumentos disponibles para la venta	(3.744)	(560)
Créditos y cuentas por cobrar a clientes	19	134
Flujos netos	(8.257)	5.315

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 65

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°08

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

Considerando que los flujos variables, tanto del elemento cubierto como del instrumento de cobertura, son espejos uno del otro, las coberturas son cercanas al 100% de eficiencia; lo que implica que todas las variaciones de valor atribuibles a componentes del riesgo cubierto se netean casi por completo. Al 31 de diciembre de 2013 y 2012 se llevó a resultados por ineficiencia $152 millones y $46 millones, respectivamente.

Durante el período, el Banco no registró dentro de su cartera de coberturas contables de flujo de caja transacciones futuras previstas.

d)	A continuación se presenta el resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue traspasado desde otros resultados integrales a resultados del ejercicio:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Derivados para cobertura de Bonos	(33)	(863)
Derivados para cobertura de Créditos interbancarios	1.550	1.458

Resultados netos por cobertura de flujos de efectivo	1.517	595
Ver Nota 25 “Patrimonio”, letra d)

e)	Coberturas de inversión neta de negocios en el extranjero:

Al 31 de diciembre de 2013 y 2012, el Banco no presenta dentro de su cartera de coberturas contables, coberturas de inversiones netas en el exterior.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 66

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°09

ADEUDADO POR BANCOS

a)	Al cierre de los estados financieros al 31 de diciembre de 2013 y 2012, los saldos presentados en el rubro “Adeudado por bancos”, son los siguientes:

Al 31 de diciembre de
	2013	2012
	MM$	MM$

Bancos del país
Préstamos y avances a bancos	-	-
Depósitos en el Banco Central de Chile no disponibles	-	-
Títulos intransferibles del Banco Central de Chile	-	-
Otras acreencias con el Banco Central de Chile	-	-
Préstamos interbancarios	66	27
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del país	-	-
Otras acreencias con bancos del país	-	-
Provisiones y deterioro para créditos con bancos en el país	-	-

Bancos del exterior
Préstamos a bancos del exterior	125.383	90.546
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del exterior	-	-
Otras acreencias con bancos del exterior	-	-
Provisiones y deterioro para créditos con bancos en el exterior	(54)	(46)

Totales	125.395	90.527

b)	El importe en cada ejercicio por provisiones y deterioro de los créditos adeudados por bancos, se presenta a continuación:

	Al 31 de diciembre de
	2013			2012
	Bancos del país	Bancos del exterior	Total	Bancos del país	Bancos del exterior	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de	-	46	46	1	146	147
Castigos	-	-	-	-	-	-
Provisiones constituidas	-	127	127	-	299	299
Provisiones liberadas	-	(119)	(119)	(1)	(399)	(400)

Totales	-	54	54	-	46	46

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 67

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°10

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES

a)	Créditos y cuentas por cobrar a clientes

Al 31 de diciembre de 2013 y 2012, la composición de la cartera de colocaciones es la siguiente:

	Activos antes de provisiones				Provisiones constituidas
Al 31 de diciembre de 2013	Cartera normal	Cartera Subestándar	Cartera Incumplimiento	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	6.993.770	246.661	557.251	7.797.682	123.354	81.478	204.832	7.592.850
Créditos de comercio exterior	1.731.328	47.164	61.842	1.840.334	50.574	878	51.452	1.788.882
Deudores en cuentas corrientes	264.957	3.176	11.524	279.657	3.513	4.755	8.268	271.389
Operaciones de factoraje	310.228	2.613	3.273	316.114	4.305	617	4.922	311.192
Operaciones de leasing	1.235.369	73.819	40.626	1.349.814	13.739	5.016	18.755	1.331.059
Otros créditos y cuentas por cobrar	99.524	617	18.510	118.651	4.745	7.426	12.171	106.480
Subtotales	10.635.176	374.050	693.026	11.702.252	200.230	100.170	300.400	11.401.852

Colocaciones para vivienda
Préstamos con letras de crédito	69.273	-	3.024	72.297	-	470	470	71.827
Préstamos con mutuos hipotecarios endosables	69.742	-	2.091	71.833	-	380	380	71.453
Otros créditos con mutuos para vivienda	5.163.396	-	318.286	5.481.682	-	42.456	42.456	5.439.226
Subtotales	5.302.411	-	323.401	5.625.812	-	43.306	43.306	5.582.506

Colocaciones de consumo
Créditos de consumo en cuotas	1.847.289	-	320.832	2.168.121	-	221.723	221.723	1.946.398
Deudores por tarjetas de crédito	1.212.134	-	23.747	1.235.881	-	37.300	37.300	1.198.581
Contrato leasing consumo	3.383	-	68	3.451	-	68	68	3.383
Otros préstamos consumo	195.030	-	4.765	199.795	-	5.494	5.494	194.301
Subtotales	3.257.836	-	349.412	3.607.248	-	264.585	264.585	3.342.663

Totales	19.195.423	374.050	1.365.839	20.935.312	200.230	408.061	608.291	20.327.021

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 68

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°10

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

	Activos antes de provisiones				Provisiones constituidas
Al 31 de diciembre de 2012	Cartera normal	Cartera Subestándar	Cartera Incumplimiento	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	6.585.063	187.762	543.592	7.316.417	108.184	83.690	191.874	7.124.543
Créditos de comercio exterior	1.220.303	28.085	22.035	1.270.423	26.306	921	27.227	1.243.196
Deudores en cuentas corrientes	191.714	3.692	9.949	205.355	1.709	2.519	4.228	201.127
Operaciones de factoraje	317.837	869	3.536	322.242	3.538	784	4.322	317.920
Operaciones de leasing	1.168.825	66.724	42.006	1.277.555	14.985	5.987	20.972	1.256.583
Otros créditos y cuentas por cobrar	78.506	765	17.758	97.029	213	2.037	2.250	94.779
Subtotales	9.562.248	287.897	638.876	10.489.021	154.935	95.938	250.873	10.238.148

Colocaciones para vivienda
Préstamos con letras de crédito	88.643	-	3.561	92.204	-	493	493	91.711
Préstamos con mutuos hipotecarios endosables	43.690	-	2.415	46.105	-	936	936	45.169
Otros créditos con mutuos para vivienda	4.910.218	-	223.054	5.133.272	-	34.561	34.561	5.098.711
Subtotales	5.042.551	-	229.030	5.271.581	-	35.990	35.990	5.235.591

Colocaciones de consumo
Créditos de consumo en cuotas	1.502.346	-	355.311	1.857.657	-	218.474	218.474	1.639.183
Deudores por tarjetas de crédito	1.023.776	-	30.697	1.054.473	-	38.719	38.719	1.015.754
Contrato leasing consumo	3.433	-	255	3.688	-	160	160	3.528
Otros préstamos consumo	192.937	-	6.722	199.659	-	5.906	5.906	193.753
Subtotales	2.722.492	-	392.985	3.115.477	-	263.259	263.259	2.852.218

Totales	17.327.291	287.897	1.260.891	18.876.079	154.935	395.187	550.122	18.325.957

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 69

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°10

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

b)	Características de la cartera:

Al 31 de diciembre de 2013 y 2012, la cartera antes de provisiones, presenta un desglose según la actividad económica del cliente, de acuerdo a lo siguiente:

	Créditos en el país (*)		Créditos en el exterior (**)		Total créditos		Tasa
	Al 31 de diciembre de		Al 31 de diciembre de		Al 31 de diciembre de		Al 31 de diciembre de
	2013	2012	2013	2012	2013	2012	2013	2012
	MM$	MM$	MM$	MM$	MM$	MM$	%	%
Colocaciones comerciales
Manufactura	1.216.914	1.014.777	-	-	1.216.914	1.014.777	5,78	5,35
Minería	464.865	292.217	-	-	464.865	292.217	2,21	1,54
Electricidad, gas y agua	222.110	337.269	-	-	222.110	337.269	1,05	1,78
Agricultura y ganadería	806.092	770.558	-	-	806.092	770.558	3,83	4,06
Forestal	183.716	120.002	-	-	183.716	120.002	0,87	0,63
Pesca	265.917	188.803	-	-	265.917	188.803	1,26	1,00
Transporte	721.931	511.407	-	-	721.931	511.407	3,43	2,70
Comunicaciones	249.499	179.544	-	-	249.499	179.544	1,18	0,95
Construcción	1.337.791	1.130.194	-	-	1.337.791	1.130.194	6,35	5,96
Comercio	2.578.979	2.396.428	125.383	90.546	2.704.362	2.486.974	12,84	13,11
Servicios	447.861	400.716	-	-	447.861	400.716	2,13	2,11
Otros	3.206.643	3.147.133	-	-	3.206.643	3.147.133	15,23	16,59

Subtotales	11.702.318	10.489.048	125.383	90.546	11.827.701	10.579.594	56,16	55,78

Colocaciones para la vivienda	5.625.812	5.271.581	-	-	5.625.812	5.271.581	26,71	27,79

Colocaciones de consumo	3.607.248	3.115.477	-	-	3.607.248	3.115.477	17,13	16,43

Totales	20.935.378	18.876.106	125.383	90.546	21.060.761	18.966.652	100,00	100,00

(*)	Incluye préstamos a instituciones financieras del país por un monto de $66 millones al 31 de diciembre de 2013 ($27 millones al 31 de diciembre de 2012), ver Nota 09.

(**)	Incluye préstamos a instituciones financieras del exterior por un monto de $125.383 millones al 31 de diciembre de 2013 ($90.546 millones al 31 de diciembre de 2012), ver Nota 09.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 70

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°10

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

c)	Cartera deteriorada (*)

i)	La cartera deteriorada segregada de colocaciones al 31 de diciembre de 2013 y 2012, es la siguiente:

	Al 31 de diciembre de
	2013				2012
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cartera individual deteriorada	317.534	-	-	317.534	298.868	-	-	298.868
Cartera vencida	364.890	155.688	92.723	613.301	320.461	159.802	117.504	597.767
Resto deterioro	122.464	167.713	256.689	546.866	96.793	69.228	275.481	441.502
Totales	804.888	323.401	349.412	1.477.701	716.122	229.030	392.985	1.338.137

(*) La cartera deteriorada corresponde a los créditos clasificados como subestándar en categorías B3 y B4, y la cartera en incumplimiento.

ii)	La cartera deteriorada de colocaciones con o sin garantía, al 31 de diciembre de 2013 y 2012, es la siguiente:

	Al 31 de diciembre de
	2013				2012
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	385.712	302.219	49.051	736.982	377.169	208.616	51.549	637.334
Deuda sin garantía	419.176	21.182	300.361	740.719	338.953	20.414	341.436	700.803
Totales	804.888	323.401	349.412	1.477.701	716.122	229.030	392.985	1.338.137

iii)	La cartera de colocaciones vencida (con mora igual o mayor a 90 días), referidos al 31 de diciembre de 2013 y 2012, es la siguiente:

	Al 31 de diciembre de
	2013				2012
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	151.494	136.768	7.241	295.503	154.675	143.814	8.293	306.782
Deuda sin garantía	213.396	18.920	85.482	317.798	165.786	15.988	109.211	290.985
Totales	364.890	155.688	92.723	613.301	320.461	159.802	117.504	597.767

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 71

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°10

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

d) Provisiones

El movimiento de las provisiones, durante los ejercicios 2013 y 2012 se resume como sigue:

Movimiento año 2013	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$

Saldo al 31 de diciembre de 2012	154.935	95.938	35.990	263.259	550.122
Provisiones constituidas	85.628	36.724	21.314	155.921	299.587
Provisiones liberadas	(22.014)	(11.151)	(9.216)	(35.482)	(77.863)
Provisiones liberadas por castigo	(18.319)	(21.341)	(4.782)	(119.113)	(163.555)
Saldo al 31 de diciembre de 2013	200.230	100.170	43.306	264.585	608.291

Movimiento año 2012	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$

Saldo al 31 de diciembre de 2011	147.917	97.115	35.633	243.022	523.687
Provisiones constituidas	48.745	31.772	10.741	239.607	330.865
Provisiones liberadas	(20.716)	(16.624)	(7.449)	(38.471)	(83.260)
Provisiones liberadas por castigo	(21.011)	(16.325)	(2.935)	(180.899)	(221.170)
Saldo al 31 de diciembre de 2012	154.935	95.938	35.990	263.259	550.122

Además de las provisiones por riesgo de crédito, se mantienen provisiones por:

i)	Riesgo país el cual cubre el riesgo asumido al mantener o comprometer recursos con algún cliente en un país extranjero, estas provisiones se determinan sobre la base de las clasificaciones de los países efectuadas por el Banco, de acuerdo con las disposiciones establecidas en el Capítulo 7-13 de la Recopilación Actualizada de Normas. El saldo de provisiones constituidas al 31 de diciembre de 2013 y 2012 alcanza a $470 millones y $88 millones respectivamente.

ii)	De acuerdo a las normas e instrucciones vigentes de la SBIF (Compendio de Normas Contables), el Banco ha determinado las provisiones asociadas a los saldos no utilizados de las líneas de crédito de libre disponibilidad y créditos comprometidos. El saldo de provisiones constituidas al 31 de diciembre de 2013 y 2012 alcanza a $18.767 millones y $17.850 millones, respectivamente. Las que se presentan en el rubro “Provisiones” del pasivo del Estado Consolidado de Situación Financiera”

e)	Provisiones constituidas

El siguiente cuadro muestra el saldo de provisiones constituidas a cada fecha de balance, asociado a créditos otorgados a clientes y bancos:

	Al 31 de diciembre de
	2013	2012

Créditos otorgados a clientes	299.587	330.865
Créditos otorgados a bancos	127	299
Totales	299.714	331.164

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 72

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°10

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

f)	Cartera corriente y vencida por su condición de deteriorada y no deteriorada.

	Al 31 de diciembre de 2013
	No deteriorado				Deteriorado				Total Cartera
	Comerciales	Vivienda	Consumo	Total no deteriorado	Comerciales	Vivienda	Consumo	Total deteriorado	Comerciales	Vivienda	Consumo	Total cartera
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Cartera corriente o estándar	10.665.404	5.017.319	3.071.977	18.754.700	335.382	102.214	151.804	589.400	11.000.786	5.119.533	3.223.781	19.344.100
Mora 1 a 29 días	142.613	103.335	122.088	368.036	34.715	23.111	57.693	115.519	177.328	126.446	179.781	483.555
Mora 30 a 89 días	89.347	181.757	63.771	334.875	74.863	51.143	54.202	180.208	164.210	232.900	117.973	515.083
Mora 90 días o más	-	-	-	-	359.928	146.933	85.713	592.574	359.928	146.933	85.713	592.574

Total cartera antes de provisiones	10.897.364	5.302.411	3.257.836	19.457.611	804.888	323.401	349.412	1.477.701	11.702.252	5.625.812	3.607.248	20.935.312

Créditos en mora (menos de 90 días) expresados como porcentaje de la cartera.	2,13%	5,38%	5,70%	3,61%	13,61%	22,96%	32,02%	20,01%	2,92%	6,39%	8,25%	4,77%

Créditos en mora (más de 90 días) expresados como porcentaje de la cartera.	-	-	-	-	44,72%	45,43%	24,53%	40,10%	3,08%	2,61%	2,38%	2,83%

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 73

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°10

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

g)	Cartera corriente y vencida por su condición de deteriorada y no deteriorada, continuación.

	Al 31 de diciembre de 2012
	No deteriorado				Deteriorado				Total Cartera
	Comerciales	Vivienda	Consumo	Total no deteriorado	Comerciales	Vivienda	Consumo	Total deteriorado	Comerciales	Vivienda	Consumo	Total cartera
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Cartera corriente o estándar	9.500.231	4.725.955	2.511.869	16.738.055	273.481	43.502	160.480	477.463	9.773.712	4.769.457	2.672.349	17.215.518
Mora 1 a 29 días	195.667	202.142	132.475	530.284	63.868	18.391	60.055	142.314	259.535	220.533	192.530	672.598
Mora 30 a 89 días	77.001	114.454	78.148	269.603	75.659	34.240	68.316	178.215	152.660	148.694	146.464	447.818
Mora 90 días o más	-	-	-	-	303.114	132.897	104.134	540.145	303.114	132.897	104.134	540.145

Total cartera antes de provisiones	9.772.899	5.042.551	2.722.492	17.537.942	716.122	229.030	392.985	1.338.137	10.489.021	5.271.581	3.115.477	18.876.079

Créditos en mora (menos de 90 días) expresados como porcentaje de la cartera.	2,79%	6,28%	7,74%	4,56%	19,48%	22,98%	32,67%	23,95%	3,93%	7,00%	10,88%	5,94%

Créditos en mora (más de 90 días) expresados como porcentaje de la cartera.	-	-	-	-	42,33%	58,03%	26,50%	40,37%	2,89%	2,52%	3,34%	2,86%

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 74

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°11

COMPRA, VENTA Y SUSTITUCIONES DE COLOCACIONES

a)	Venta de carteras

i. Durante el año 2013 y 2012 se han realizado las siguientes operaciones de venta de colocaciones:

	Al 31 de diciembre de 2013
	Valor libro	Valor venta	Resultado operaciones financieras	Provisiones por riesgo crédito	Resultado neto total
	MM$	MM$	MM$	MM$	MM$

Venta de colocaciones castigadas (1)	-	70	70	-	70
Venta de colocaciones castigadas (1)	-	1.548	1.548	-	1.548
Venta de colocaciones vigentes (2)	109	23	(86)	38	(48)
Venta de colocaciones vigentes (2)	4.827	6.590	1.763	-	1.763
Carteras castigadas (*)	-	-	(118)	-	(118)
Totales	4.936	8.231	3.177	38	3.215

(*)	Diferencias de precio por ventas de carteras castigadas en años anteriores $118 millones de pérdida.

	Al 31 de diciembre de 2012
	Valor libro	Valor venta	Resultado operaciones financieras	Fondo de reserva	Resultado neto total
	MM$	MM$	MM$	MM$	MM$

Venta de colocaciones castigadas (1)	-	2.608	2.608	(518)	2.090
Venta de colocaciones vigentes (2)	17.808	18.587	779	-	779
Venta de colocaciones vigentes (2)	5.689	7.655	1.966	-	1.966
Totales	23.497	28.850	5.353	(518)	4.835

(1)	Venta de colocaciones castigadas

Durante el año 2013, Banco Santander Chile firmó acuerdo de cesión de créditos castigados de consumo con “Matic Kart S.A.” (marzo) y “Vantrust” (septiembre), materializando las siguientes ventas:

	Valor nominal de cartera	Precio de venta
Fecha	MM$	MM$

01-03-2013 (a)	2.035	70
27-09-2013 (b)	72.915	1.548
Total	74.950	1.618

a)	Venta de cartera de colocaciones que se encontraba castigada. El valor total de la venta de la cartera cedida es de $81 millones, sin embargo hubo una devolución por $11 millones en junio de 2013, quedando un monto neto de $70 millones, el cual fue registrado en ingresos por venta de cartera castigada.

b)	Venta de cartera de colocaciones que se encontraba castigada. El valor total de la venta de la cartera cedida fue de $1.839 millones, sin embargo hubo un ajuste de precio por $291 millones, quedando un monto neto de $1.548 millones, el cual fue registrado en ingresos por venta de cartera castigada.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 75

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°11

COMPRA, VENTA Y SUSTITUCIONES DE COLOCACIONES, continuación:

Durante el año 2012, Banco Santander Chile formo acuerdos de cesión de colocaciones castigadas con “Fondo de Inversiones Cantábrico”, materializando las siguientes ventas:

	Valor nominal de cartera	Precio de venta
Fecha	MM$	MM$

24-01-2012	13.130	853
21-02-2012	13.357	868
20-03-2012	13.638	887
Total	40.125	2.608

El resultado generado de la cartera cedida fue por $2.090 millones, monto que fue registrado en su totalidad en ingresos por venta de cartera castigada bajo el rubro “Resultado de operaciones financieras”. Ver Nota 30.

(2)	Venta de colocaciones vigentes

Durante el año 2013, Banco Santander Chile firmó acuerdo de cesión de créditos vigentes de consumo con “Matic Kart S.A.” y “El Fisco” materializando las siguientes ventas:

	Valor nominal de cartera	Precio de venta
Fecha	MM$	MM$

01-03-2013 (a)	109	23
27-12-2013 (b)	4.827	6.590
Total	4.936	6.613

a)	Venta de cartera vigente por un total de $109 millones, lo que generó un ingreso por venta de cartera de aproximadamente $23 millones.

b)	Venta de cartera vigente por un total de $4.827 millones. El valor de la venta de la cartera cedida fue de $6.590 millones, lo que generó una utilidad por venta de $1.763 millones.

Durante el año 2012, Banco Santander Chile firmo acuerdos de cesión de colocaciones vigentes con “Metlife Chile Seguros de Vida S.A.”, materializando las siguientes ventas de cartera:

	Valor nominal de cartera	Precio de venta
Fecha	MM$	MM$

19-01-2012 (a)	9.032	9.349
02-02-2012 (a)	7.849	8.250
13-08-2012 (a)	927	988
27-12-2012 (b)	5.689	7.655
Total	23.497	26.242

(a)	El resultado generado por la cesión de cartera de créditos de vivienda fue de $779 millones y fue registrado bajo el rubro “Resultado de operaciones financieras”. Ver Nota 30.
(b)	El resultado generado por la cesión de cartera de créditos con financiamiento de estudios superiores fue de $1.966 millones y fue registrado bajo el rubro “Resultado de operaciones financieras”. Ver Nota 30.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 76

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°11

COMPRA, VENTA Y SUSTITUCIONES DE COLOCACIONES, continuación:

b)	Compra de carteras

i.	Durante el año 2012 no se realizaron operaciones de compra de colocaciones.
ii.	Durante septiembre de 2013 se realizó una operación de compra de colocaciones:

Banco Santander Chile el 12 de septiembre de 2013, realiza una compra de cartera de colocaciones a Corpbanca por un monto total de $24.317 millones. Los detalles de las operaciones son: Sociedad Nacional de Oleoductos S.A. por $10.741 millones; y Colbún por $13.576 millones. El valor par de dichas operaciones ascendia a $24.238 millones.

Adicionalmente, el 27 de diciembre de 2013 se compró a Corpbanca créditos que tenía con Falabella por un total de $18.350 millones.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 77

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°12

INSTRUMENTOS DE INVERSIÓN DISPONIBLES PARA LA VENTA

Al 31 de diciembre de 2013 y 2012, el detalle de los instrumentos designados como instrumentos financieros disponibles para la venta es el siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	364.821	712.278
Pagarés del Banco Central de Chile	1.078	8.270
Otros instrumentos del Estado y del Banco Central de Chile	146.295	296.010
Subtotales	512.194	1.016.558
Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	1.011.354	756.136
Letras hipotecarias de bancos del país	33.856	37.319
Bonos de bancos del país	-	-
Bonos de otras empresas del país	-	-
Otros instrumentos emitidos en el país	-	321
Subtotales	1.045.210	793.776
Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	143.589	-
Otros instrumentos en el exterior	-	15.824
Subtotales	143.589	15.824

Totales	1.700.993	1.826.158

Dentro del rubro “Instrumentos del Estado y del Banco Central de Chile” se incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de $90.818 millones y $156.340 millones al 31 de diciembre de 2013 y 2012, respectivamente.

Al 31 de diciembre de 2013 y 2012 bajo el rubro “Instrumentos de Otras Instituciones Nacionales” se incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de $118.195 y $148.277 millones, respectivamente.

Al 31 de diciembre de 2013 los instrumentos disponibles para la venta incluyen utilidades netas no realizadas por $840 millones reconocidas como “Cuentas de valoración” en patrimonio, distribuido entre una utilidad por $802 millones atribuible a tenedores patrimoniales del Banco y una utilidad de $38 millones atribuible a interés no controlador.

Al 31 de diciembre de 2012 los instrumentos disponibles para la venta incluyen pérdidas netas no realizadas por $10.017 millones reconocidas como “Cuentas de valoración” en patrimonio, distribuido entre una pérdida por $10.041 millones atribuible a tenedores patrimoniales del Banco y una utilidad de $24 millones atribuible a interés no controlador.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 78

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°12

INSTRUMENTOS DE INVERSIÓN DISPONIBLES PARA LA VENTA, continuación

Las ganancias y pérdidas brutas realizadas en la venta de instrumentos disponibles para la venta, al 31 de diciembre de 2013 y 2012 se detallan a continuación:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Ventas de instrumentos disponibles para la venta que generan ganancias realizadas	3.826.358	4.886.706
Ganancias realizadas	9.326	2.574
Ventas de instrumentos disponibles para venta que generan pérdidas realizadas	388.401	665.779
Pérdidas realizadas	1.098	503

El Banco revisó los instrumentos con pérdidas no realizadas al 31 de diciembre de 2013 y 2012, concluyendo que no eran deterioros más que temporales. Esta revisión consistió en la evaluación de las razones económicas de la disminución, la calificación crediticia de los emisores de los instrumentos, la intención y habilidad del Banco para sostener los instrumentos hasta la recuperación de la pérdida no realizada. Basado en este análisis, el Banco considera que no hay más que deterioros temporales en su cartera de inversión debido a que la mayoría de la disminución del valor justo de estos instrumentos fueron causadas por condiciones del mercado, las cuáles el Banco considera que son temporales. Todos los instrumentos que tienen pérdidas no realizadas al 31 de diciembre de 2013 y 2012, estuvieron en continua posición de pérdida no realizada por menos de un año.

El valor realizado y valor de mercado de los instrumentos disponibles para venta al 31 de diciembre de 2013 y 2012, se detalla a continuación:

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 79

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°12

INSTRUMENTOS DE INVERSIÓN DISPONIBLE PARA LA VENTA , continuación

Las siguientes tablas muestran los instrumentos disponibles para la venta en condiciones de utilidad (pérdida) no realizada al 31 de diciembre de 2013 y 2012.

Al 31 de diciembre de 2013:

	Menor a 12 meses				Mayor a 12 meses				Total
	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	363.708	364.821	1.708	(595)	-	-	-	-	363.708	364.821	1.708	(595)
Pagarés del Banco Central de Chile	1.088	1.078	-	(10)	-	-	-	-	1.088	1.078	-	(10)
Otros instrumentos del Estado y del Banco Central de Chile	145.870	146.295	596	(171)	-	-	-	-	145.870	146.295	596	(171)
Subtotales	510.666	512.194	2.304	(776)					510.666	512.194	2.304	(776)

Instrumentos de otras instituciones nacionales					-	-	-	-
Pagarés de depósitos en bancos del país	1.009.661	1.011.354	1.811	(118)	-	-	-	-	1.009.661	1.011.354	1.811	(118)
Letras hipotecarias de bancos del país	34.154	33.856	108	(406)	-	-	-	-	34.154	33.856	108	(406)
Bonos de bancos del país	-	-	-	-	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	-	-	-	-	-	-	-	-	-	-	-	-
Subtotales	1.043.815	1.045.210	1.919	(524)					1.043.815	1.045.210	1.919	(524)

Instrumentos de instituciones extranjeras					-	-	-	-
Instrumentos de gobierno o bancos centrales del exterior	145.672	143.589	-	(2.083)	-	-	-	-	145.672	143.589	-	(2.083)
Otros instrumentos en el exterior					-	-	-	-
Subtotales	145.672	143.589	-	(2.083)					145.672	143.589	-	(2.083)
					-	-	-	-
Totales	1.700.153	1.700.993	4.223	(3.383)	-	-	-	-	1.700.153	1.700.993	4.223	(3.383)

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 80

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°12

INSTRUMENTOS DE INVERSIÓN DISPONIBLE PARA LA VENTA, continuación

Al 31 de diciembre de 2012:

	Menor a 12 meses				Mayor a 12 meses				Total
	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada	Costo amortizado	Valor razonable	Utilidad no realizada	Pérdida no realizada
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	720.198	712.278	362	(8.282)	-	-	-	-	720.198	712.278	362	(8.282)
Pagarés del Banco Central de Chile	8.408	8.270	-	(138)	-	-	-	-	8.408	8.270	-	(138)
Otros instrumentos del Estado y del Banco Central de Chile	297.863	296.010	521	(2.374)	-	-	-	-	297.863	296.010	521	(2.374)
Subtotales	1.026.469	1.016.558	883	(10.794)	-	-	-	-	1.026.469	1.016.558	883	(10.794)

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	755.903	756.136	498	(265)	-	-	-	-	755.903	756.136	498	(265)
Letras hipotecarias de bancos del país	37.925	37.319	71	(677)	-	-	-	-	37.925	37.319	71	(677)
Bonos de bancos del país	-	-	-	-	-	-	-	-	-	-	-	-
Bonos de otras empresas del país	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos emitidos en el país	320	321	1	-	-	-	-	-	320	321	1	-
Subtotales	794.148	793.776	570	(942)	-	-	-	-	794.148	793.776	570	(942)

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-	-	-	-	-	-	-	-	-	-	-
Otros instrumentos en el exterior	15.558	15.824	266	-	-	-	-	-	15.558	15.824	266	-
Subtotales	15.558	15.824	266	-	-	-	-	-	15.558	15.824	266	-

Totales	1.836.175	1.826.158	1.719	(11.736)	-	-	-	-	1.836.175	1.826.158	1.719	(11.736)

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 81

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°13

INVERSIONES EN SOCIEDADES

a)	El Estado de Situación Financiera Consolidado presenta inversiones en sociedades por $9.681 millones al 31 de diciembre de 2013, MM$ 7.614 al 31 de diciembre de 2012, según el siguiente detalle:

			Inversión
	Participación de la institución al 31 de diciembre de		Valor de la inversión al 31 de diciembre de		Resultados al 31 de diciembre de
	2013	2012	2013	2012	2013	2012
	%	%	MM$	MM$	MM$	MM$
Sociedad
Redbanc S.A. (1)	33,43	33,43	1.513	1.374	139	(199)
Transbank S.A. (2)	25,00	25,00	1.309	1.607	9	306
Centro de Compensación Automatizado	33,33	33,33	673	548	125	116
Sociedad Interbancaria de Depósito de Valores S.A.	29,28	29,28	585	501	112	86
Cámara de Compensación de Alto Valor S.A. (4)	14,14	14,14	673	678	63	114
Administrador Financiero del Transantiago S.A. (3)	20,00	20,00	1.947	1.215	732	(527)
Sociedad Nexus S.A.	12,90	12,90	972	1.106	145	278
Servicios de Infraestructura de Mercado OTC S.A. (5)	11,11	-	1.424	-	(16)	-
Subtotal			9.096	7.029	1.309	174
Acciones o derechos en otras sociedades
Bladex			136	136	16	13
Bolsas de Comercio			417	417	97	80
Otras			32	32	-	-
Subtotal			9.681	7.614	1.422	267
Venta de Santander Asset Management S.A. Administradora General de Fondos (6)			-	-	78.122	-

Total			9.681	7.614	79.544	267

(1)	Las pérdidas generadas por esta inversión se debieron principalmente al castigo de cuentas por cobrar a Banco Estado, correspondiente a facturación por uso de marcas, que se encontraban sujetos a juicio arbitral. Con fecha 31 de mayo de 2012, el juez árbitro resolvió que dicha facturación no correspondía de acuerdo al contrato suscrito entre Redbanc S.A. y Banco Estado, procediéndose al castigo de dicha cuenta por cobrar, generando un efecto en resultados de $1.176 millones.

(2)	Durante el mes de julio de 2012, Banco Santander Chile, vendió 3.628.154 acciones de la sociedad de apoyo Transbank S.A., disminuyendo su participación de un 32,71% a un 25%. El monto de la transacción ascendió a $1.000 millones, y el valor contable de dicha inversión ascendía a $401 millones, generando una utilidad de $599 millones, registrada como otros ingresos. Ver Nota 36.

(3)	Las pérdidas generadas por esta inversión se debieron principalmente a la finalización del proceso de renegociación con el Ministerio de Transporte y Telecomunicaciones de su actual contrato de prestación de servicios, por el cual se firmó un contrato complementario de “Término de Mutuo Acuerdo” del Contrato de “Prestación de los Servicios Complementarios de Administración Financiera de los recursos del Sistema de Transporte público de pasajeros de Santiago”. Producto de lo anterior AFT debió ajustar sus ingresos generando un cargo en resultados en el año 2012 por $7.177 millones.

(4)	Durante el mes de agosto de 2012, Banco Santander Chile adquiere 144 acciones de la sociedad Cámara de Compensación de Alto Valor S.A. a Banco Scotiabank Chile, aumentando su participación de un 12,65% a un 14,14%. El valor de compra de estas acciones ascendió a $61 millones.

(5)	Durante el mes de julio de 2013, Banco Santander Chile, adquiere un total de 1.111 acciones de Servicios de Infraestructura de Mercado OTC S.A. por un total de $1.440 millones.

(6)	En el mes de diciembre se concretó la venta de la subsidiaria Santander Asset Management S.A. Administradora General de Fondos en $90.281 millones, lo cual originó una utilidad de $78.122 millones, los cuales fueron contabilizados junto al resultado de las sociedades asociadas, por lo que el saldo del rubro asciende a $79.544 millones al 31 de diciembre de 2013.

b) Las inversiones en asociadas y otras empresas no tienen precios de mercado.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 82

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°13

INVERSIONES EN SOCIEDADES, continuación

c)	Resumen de información financiera de los asociados entre los ejercicios 2013 y 2012:

	Al 31 de diciembre de
	2013				2012
	Activos	Pasivos	Capital	Ingresos netos	Activos	Pasivos	Capital	Ingresos netos
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Centro de Compensación Automatizado	2.994	1.012	1.606	376	2.014	405	1.263	346
Redbanc S.A.	18.023	13.622	3.984	417	15.973	11.863	4.706	(596)
Transbank S.A.	483.004	477.772	5.196	36	316.881	310.576	5.076	1.224
Sociedad Interbancaria de Depósito de Valores S.A.	2.113	20	1.711	382	1.714	4	1.415	295
Sociedad Nexus S.A.	13.309	6.112	6.075	1.122	14.439	8.027	4.256	2.156
Servicios de Infraestructura de Mercado OTC S.A.	14.608	3.188	11.560	(140)	-	-	-	-
Administrador Financiero del Transantiago S.A.	63.981	54.244	6.076	3.661	81.017	74.940	8.714	(2.637)
Cámara de Compensación de Alto Valor S.A.	5.435	906	4.085	444	5.109	772	3.631	706
Totales	603.467	556.876	40.293	6.298	437.147	406.587	29.061	1.494

d)	Restricciones sobre la capacidad de las asociadas de transferir fondos a los inversores.

No existen restricciones significativas en relación a la capacidad de las asociadas de trasferir fondos, en forma de dividendos en efectivo o reembolso de préstamos o anticipos, al Banco.

e)	El movimiento de las inversiones en sociedades en los ejercicios 2013 y 2012, es el siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Valor libro inicial	7.614	8.728
Adquisición de inversiones (1)	1.440	61
Venta de inversiones (2) (4)	-	(401)
Participación sobre resultados	1.422	267
Dividendos percibidos (3)	(663)	(690)
Otros ajustes a patrimonio	(132)	(351)

Totales	9.681	7.614

(1)	Ver letra a), referencia (4) y (5)
(2)	Ver letra a), referencia (2)
(3)	Al 31 de diciembre de 2013 y 2013, no se incluye aquellos dividendos recibidos por inversiones contabilizadas al costo, por un monto ascendente a $112 millones y $206 millones, respectivamente.
(4)	No se incluye la venta de Santander Asset Management S.A. Administradora General de Fondos, debido a que esta sociedad correspondía a una entidad subsidiaria (controlada).

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 83

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°14

INTANGIBLES

a)	La composición del rubro al 31 de diciembre de 2013 y 2012 es la siguiente:

				31 de diciembre de 2013
	Años de	Años amortización remanente	Saldo neto inicial 01 de enero de 2013	Saldo bruto	Amortización acumulada	Saldo neto
	vida útil	promedio	MM$	MM$	MM$	MM$

Licencias	3	2	2.621	9.955	(7.758)	2.197
Desarrollo software (adquiridos)	3	2	84.726	242.023	(177.517)	64.506

Totales			87.347	251.978	(185.275)	66.703

				31 de diciembre de 2012
	Años de	Años amortización remanente	Saldo neto inicial 01 de enero de 2012	Saldo bruto	Amortización acumulada	Saldo neto
	vida útil	promedio	MM$	MM$	MM$	MM$

Licencias	3	2	2.496	9.329	(6.708)	2.621
Desarrollo software (adquiridos)	3	2	78.243	224.671	(139.945)	84.726

Totales			80.739	234.000	(146.653)	87.347

b)	El movimiento del rubro activos intangibles durante los ejercicios al 31 de diciembre de 2013 y 2012, es el siguiente:

b.1) Saldo bruto

	Licencias	Desarrollo software (adquiridos)	Total
Saldos brutos	MM$	MM$	MM$

Saldos al 01 de enero de 2013	9.329	224.671	234.000
Adquisiciones	626	17.774	18.400
Bajas	-	-	-
Otros	-	(422)	(422)
Saldos al 31 de diciembre de 2013	9.955	242.023	251.978

Saldos al 01 de enero de 2012	8.085	184.133	192.218
Adquisiciones	1.244	41.018	42.262
Bajas	-	(480)	(480)
Otros	-	-	-
Saldos al 31 de diciembre de 2012	9.329	224.671	234.000

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 84

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°14

INTANGIBLES, continuación

b.2) Amortización acumulada

	Licencias	Desarrollo software (adquiridos)	Total
Amortización acumulada	MM$	MM$	MM$

Saldos al 01 de enero de 2013	(6.708)	(139.945)	(146.653)
Amortización del año	(1.050)	(37.572)	(38.622)
Otros cambios en el valor libro del período	-	-	-
Saldos al 31 de diciembre de 2013	(7.758)	(177.517)	(185.275)

Saldos al 01 de enero de 2012	(5.589)	(105.890)	(111.479)
Amortización del año	(1.119)	(34.055)	(35.174)
Otros cambios en el valor libro del ejercicio	-	-	-
Saldos al 31 de diciembre de 2012	(6.708)	(139.945)	(146.653)

c)	El Banco no tiene ninguna restricción sobre los intangibles al 31 de diciembre de 2013 y 2012. Adicionalmente, los intangibles no han sido entregados como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de intangibles por el Banco a las mismas fechas.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 85

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°15

ACTIVO FIJO

a)	La composición de los rubros al 31 de diciembre de 2013 y 2012 es la siguiente:

		Al 31 de diciembre de 2013
	Saldo neto inicial 01 de enero de 2013	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	119.853	184.711	(56.592)	128.119
Equipos	28.625	85.857	(47.016)	38.841
Cedidos en arrendamiento	4.507	4.888	(559)	4.329
Otros	9.229	32.207	(23.281)	8.926
Totales	162.214	307.663	(127.448)	180.215

		Al 31 de diciembre de 2012
	Saldo neto inicial 01 de enero de 2012	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	118.493	167.241	(47.388)	119.853
Equipos	22.570	66.170	(37.545)	28.625
Cedidos en arrendamiento	4.071	4.996	(489)	4.507
Otros	7.925	28.957	(19.728)	9.229
Totales	153.059	267.364	(105.150)	162.214

b)	El movimiento del rubro activos fijos durante los ejercicios 2013 y 2012, es el siguiente:

b.1) Saldo bruto

	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
2013	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2013	167.241	66.170	4.996	28.957	267.364
Adiciones	17.470	20.171	-	3.148	40.789
Retiros / bajas	-	(240)	(108)	-	(348)
Deterioro por siniestros (i)	-	(244)	-	-	(244)
Otros	-	-	-	102	102
Saldos al 31 de diciembre de 2013	184.711	85.857	4.888	32.207	307.663

i)	Banco Santander Chile ha debido reconocer en sus estados financieros al 31 de diciembre de 2013 deterioro por $244 millones, correspondiente a siniestros de cajeros automáticos. Las indemnizaciones cobradas por conceptos de seguros involucrados, ascendieron a $725 millones, las cuales se presentan dentro del rubro “Otros ingresos y gastos operacionales” (Nota 36).

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 86

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°15

ACTIVO FIJO, continuación

	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
2012	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2012	156.950	51.781	4.477	24.081	237.289
Adiciones	16.658	14.570	519	4.991	36.738
Retiros / bajas (i)	(6.367)	(91)	-	(115)	(6.573)
Deterioro por siniestros (ii)	-	(90)	-	-	(90)
Traspasos	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 31 de diciembre de 2012	167.241	66.170	4.996	28.957	267.364

i)	De acuerdo a Nota 36 “Otros ingresos y gastos operacionales” durante el año 2012. Banco Santander Chile ha vendido 17 sucursales, las que al momento de la venta tenían un valor libro neto de $6.367 millones aproximadamente.

ii)	Banco Santander Chile reconoció en sus estados financieros al 31 de diciembre de 2012 deterioro por $90 millones, correspondiente a siniestros de cajeros automáticos. Las indemnizaciones cobradas por concepto de seguros involucrados ascendieron a $262 millones, los cuales se presentan dentro de “Otros ingresos operacionales” (Nota 36).

b.2) Depreciación acumulada

	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
2013	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2013	(47.388)	(37.545)	(489)	(19.728)	(105.150)
Cargos por depreciación del ejercicio	(9.207)	(9.554)	(89)	(3.602)	(22.452)
Bajas y ventas del ejercicio	3	83	19	49	154
Traspasos	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 31 de diciembre de 2013	(56.592)	(47.016)	(559)	(23.281)	(127.448)

	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
2012	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2012	(38.485)	(29.211)	(378)	(16.156)	(84.230)
Cargos por depreciación del ejercicio	(9.125)	(8.351)	(111)	(3.608)	(21.195)
Bajas y ventas del ejercicio	222	17	-	36	275
Traspasos	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 31 de diciembre de 2012	(47.388)	(37.545)	(489)	(19.728)	(105.150)

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 87

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°15

ACTIVO FIJO, continuación

c)	Arrendamiento Operativo – Arrendador

Al 31 de diciembre de 2013 y 2012, las rentas mínimas futuras a percibir por concepto de arriendos operativos no cancelables, son las siguientes:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Vence dentro de 1 año	637	1.163
Vence entre 1 y 2 años	508	626
Vence entre 2 y 3 años	300	502
Vence entre 3 y 4 años	263	294
Vence entre 4 y 5 años	263	258
Vence posterior a 5 años	2.148	2.148

Totales	4.119	4.991

d)	Arrendamiento Operativo – Arrendatario

Ciertos muebles y equipos del banco están bajo arriendo operativo. Las rentas mínimas futuras a pagar por concepto de arriendos operativos no cancelables son las siguientes:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Vence dentro de 1 año	18.941	16.266
Vence entre 1 y 2 años	16.948	14.845
Vence entre 2 y 3 años	15.161	12.960
Vence entre 3 y 4 años	14.083	11.443
Vence entre 4 y 5 años	12.902	10.465
Vence posterior a 5 años	61.730	63.035

Totales	139.765	129.014

e)	Al 31 de diciembre de 2013 y 2012 el Banco no cuenta con contratos de arriendo financiero que no pueden ser rescindidos de manera unilateral.

f)	El Banco no tiene ninguna restricción sobre los activos fijos al 31 de diciembre de 2013 y 2012. Adicionalmente, el activo fijo no ha sido entregado como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de activo fijo por el Banco a las mismas fechas.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 88

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°16

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS

a)	Impuestos corrientes

El Banco al 31 de diciembre de 2013 y 2012, ha constituido provisión de impuesto a la renta de primera categoría, en base a las disposiciones tributarias vigentes. Dicha provisión se presenta neta de pagos y créditos, según se detalla a continuación:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Resumen de los pasivos (activos) por impuestos corrientes
(Activos) por impuestos corrientes	(1.643)	(10.227)
Pasivos por impuestos corrientes	50.242	525

Totales impuestos por pagar (recuperar)	48.599	(9.702)

Desglose de los pasivos (activos) por impuestos corrientes (neto)
Impuesto a la renta, tasa de impuesto 20%	117.095	83.381
Menos:
Pagos provisionales mensuales	(61.730)	(84.940)
Crédito por gastos por capacitación	(1.656)	(1.505)
Impuestos territoriales leasing	(2.987)	(2.939)
Créditos por donaciones	(1.892)	(2.534)
Otros	(231)	(1.165)

Totales impuestos por pagar (recuperar)	48.599	(9.702)

b)	Resultados por impuestos

El efecto del gasto tributario durante los períodos comprendidos entre el 01 de enero y el 31 de diciembre de 2013 y 2012, se compone de los siguientes conceptos:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Gastos por impuesto a la renta
Impuesto año corriente	117.095	83.381

Abonos (cargos) por impuestos diferidos
Originación y reverso de diferencias temporarias	(27.721)	(32.653)
Subtotales	89.374	50.728
Impuesto por gastos rechazados artículo N°21	392	936
Otros	4.701	(490)
Cargos netos a resultados por impuesto a la renta	94.467	51.174

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 89

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°16

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

c)	Reconciliación de la tasa de impuesto efectiva

A continuación se indica la conciliación entre la tasa de impuesto a la renta y la tasa efectiva aplicada en la determinación del gasto por impuesto al 31 de diciembre de 2013 y 2012.

	Al 31 de diciembre de
	2013		2012
	Tasa de impuesto	Monto	Tasa de impuesto	Monto
	%	MM$	%	MM$

Impuesto calculado sobre la utilidad antes de impuesto	20.00	107.706	20,00	88.816
Diferencias permanentes	(2,04)	(10.989)	(2,74)	(12.161)
Impuesto único (gastos rechazados)	0,07	392	0,21	936
Efecto cambio tasa (*)	-	-	(3.66)	(16.221)
Contribuciones de bienes raíces	(0,55)	(2.987)	(1,87)	(8.324)
Otros	0,06	345	(0.42)	(1.872)
Tasa efectiva y gasto por impuesto a la renta	17,54	94.467	11,52	51.174

(*) La Ley 20.455 de 2010, modificó la tasa de impuesto de primera categoría que se aplicará a las empresas por las utilidades que obtengan en los años 2011 y 2012, dejándolas en 20% y 18,5%, respectivamente. Sin embargo, la Ley 20.630 publicada en el Diario Oficial de 27 de diciembre de 2012, aumentó el Impuesto de Primera Categoría del actual 18,5% al 20% en forma permanente, para las operaciones contabilizadas a contar del 01 de enero de 2012, que significó un ingreso por $ 16.221 millones, correspondiente al ajuste de las diferencias temporarias existentes.

d)	Efecto de impuestos diferidos en otros resultados integrales

A continuación se presenta el resumen del efecto de impuesto diferido en patrimonio de forma separada mostrando los saldos correspondientes al activo y pasivo durante los períodos terminados al 31 de diciembre de 2013 y 2012:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Activos por impuestos diferidos
Inversiones disponibles para la venta	31	2.004
Cobertura de flujo de efectivo	1.651	389
Totales activos por impuestos diferidos con efecto en otros resultados integrales	1.682	2.393

Pasivos por impuestos diferidos
Inversiones disponibles para la venta	(199)	(1)
Cobertura de flujo de efectivo	-	(1.452)
Totales pasivos por impuestos diferidos con efecto en otros resultados integrales	(199)	(1.453)

Saldos netos impuestos diferidos en patrimonio	1.483	940

Impuestos diferidos en patrimonio de cargo de tenedores	1.491	945
Impuestos diferidos en patrimonio de cargo de interés no controlador	(8)	(5)

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 90

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°16

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

e)	Efecto de impuestos diferidos en resultado

Durante los años 2013 y 2012, el Banco ha registrado en sus estados financieros los efectos de los impuestos diferidos.

A continuación se presentan los efectos por impuestos diferidos en el activo, pasivo, y resultados asignados por diferencias temporarias:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$
Activos por impuestos diferidos
Intereses y reajustes	7.203	7.854
Castigo extraordinario	9.787	12.046
Bienes recibidos en pago	1.149	1.265
Valoración activo fijo	3.579	3.654
Provisión colocaciones	92.088	96.071
Provisión por gastos	19.130	17.903
Derivados	19	54
Bienes en leasing	52.447	39.168
Pérdida tributaria de afiliadas	5.716	5.232
Otros	37.415	767
Totales activos por impuestos diferidos	228.533	184.014

Pasivos por impuestos diferidos
Valoración inversiones	(11.593)	(6.555)
Depreciaciones	(315)	(261)
Otros	(12.981)	(1.275)
Totales pasivos por impuestos diferidos	(24.889)	(8.091)

f)	Resumen de impuestos diferidos totales

A continuación se presentan el resumen de los impuestos diferidos, considerando tanto su efecto en patrimonio como en resultado.

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Activos por impuestos diferidos
Con efecto en otros resultados integrales	1.682	2.393
Con efecto en resultados	228.533	184.014
Totales activos por impuestos diferidos	230.215	186.407

Pasivos por impuestos diferidos
Con efecto en otros resultados integrales	(199)	(1.453)
Con efecto en resultados	(24.889)	(8.091)
Totales pasivos por impuestos diferidos	(25.088)	(9.544)

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 91

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°16

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

g)	Información complementaria relacionada con la circular emitida por el Servicio de Impuestos Internos y la Superintendencia de Bancos e Instituciones Financieras

g.1) Créditos y cuentas por cobrar a clientes

	Al 31 de Diciembre de 2013				Al 31 de Diciembre de 2012
		Activos a Valor Tributario				Activos a Valor Tributario
	Activos a		Cartera Vencida		Activos a		Cartera Vencida
	valor		Con	Sin	valor		Con	Sin
	financiero	Total	Garantías	Garantías	financiero	Total	Garantías	Garantías
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Adeudado por Bancos	125.449	125.449	-	-	90.573	90.527	-	-
Colocaciones comerciales	11.702.252	10.063.170	123.387	134.807	10.489.021	8.914.074	108.784	117.987
Colocaciones de consumo	3.607.248	3.651.539	321	14.995	3.115.477	3.171.438	519	15.420
Colocaciones hipotecarias para la vivienda	5.625.812	5.636.214	77.861	1.154	5.271.581	5.281.568	64.616	12.312
Totales	21.060.761	19.476.372	201.569	150.956	18.966.652	17.457.607	173.919	145.719

g.2) Provisiones sobre cartera vencida sin garantías

	Saldo al 01.01.2013	Castigo contra provisiones	Provisiones Constituidas	Provisiones Liberadas	Saldo al 31.12.2013
	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	117.987	(63.380)	212.042	(131.842)	134.807
Colocaciones de consumo	15.420	(191.994)	229.482	(37.913)	14.995
Colocaciones hipotecarias para la vivienda	12.312	(5.715)	29.859	(35.302)	1.154
Totales	145.719	(261.089)	471.383	(205.057)	150.956

	Saldo al 01.01.2012	Castigo contra provisiones	Provisiones Constituidas	Provisiones Liberadas	Saldo al 31.12.2012
	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	93.672	(981)	134.081	(108.785)	117.987
Colocaciones de consumo	13.068	(4.738)	77.114	(70.024)	15.420
Colocaciones hipotecarias para la vivienda	3.777	(481)	37.780	(28.764)	12.312
Totales	110.517	(6.200)	248.975	(207.573)	145.719

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 92

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°16

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

g.3) Castigos directos y recuperaciones

	Al 31 de diciembre de
	2013	2012
	MM$	MM$
Castigos Directos Art. 31 N°4 inciso segundo	31.551	6.454
Condonaciones que originaron liberación de provisiones		-
Recuperaciones o renegociaciones de créditos castigados	53.952	31.322
Totales	85.503	37.776

g.4) Aplicación articulo 31 N°4 incisos I y II

	Al 31 de diciembre de
	2013	2012
	MM$	MM$
Castigos conforme a inciso primero	-	-
Condonaciones según inciso tercero	32.496	7.698
Totales	32.496	7.698

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 93

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°17

OTROS ACTIVOS

La composición del rubro otros activos, es la siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Activos para leasing (*)	41.402	42.891

Bienes recibidos en pago o adjudicados (**)
Bienes recibidos en pago	14.448	15.058
Bienes adjudicados en remate judicial	6.530	9.974
Provisiones por bienes recibidos en pago o adjudicados	(2.914)	(3.091)
Subtotales	18.064	21.941

Otros activos
Depósitos de dinero en garantía	68.330	256.854
Inversiones en oro	373	464
IVA crédito fiscal	8.705	10.337
Impuesto a la renta por recuperar	42.354	28.274
Gastos pagados por anticipado	34.970	50.870
Bienes recuperados de leasing para la venta	5.747	3.335
Activos por planes de pensiones	1.822	1.989
Cuentas y documentos por cobrar	60.256	82.378
Documentos por cobrar por intermediación corredora y operaciones simultáneas	75.145	89.314
Otros derechos a cobrar	9.746	29.883
Otros activos	33.111	36.687
Subtotales	340.559	590.385

Totales	400.025	655.217

(*)	Corresponden a los activos disponibles para ser entregados bajo la modalidad de arrendamiento financiero.

(**)	Los bienes recibidos en pago, corresponden a bienes recibidos como pago de deudas vencidas de los clientes. El conjunto de bienes que se mantengan adquiridos en esta forma no debe superar en ningún momento el 20% del patrimonio efectivo del Banco. Estos activos representan actualmente un 0,48% (0,55% al 31 de diciembre de 2012) del patrimonio efectivo del Banco.

Los bienes adjudicados en remate judicial, corresponden a bienes que han sido adquiridos en remate judicial en pago de deudas previamente contraídas con el Banco. Los bienes adquiridos en remate judicial no quedan sujetos al margen anteriormente comentado. Estos inmuebles son activos disponibles para la venta. Para la mayoría de los activos, se espera completar la venta en el plazo de un año contado desde la fecha en el que el activo se recibe o adquiere. En caso que dicho bien no sea vendido dentro del transcurso de un año, éste debe ser castigado.

Adicionalmente, se registra una provisión por la diferencia entre el valor de adjudicación inicial más sus adiciones y su valor estimado de realización (tasación), cuando el primero sea mayor.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 94

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°18

DEPÓSITOS Y OTRAS CAPTACIONES A PLAZO

Al 31 de diciembre de 2013 y 2012, la composición del rubro depósitos y otras captaciones, es la siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Depósitos y otras obligaciones a la vista
Cuentas corrientes	4.403.526	4.006.143
Otros depósitos y cuentas a la vista	569.395	455.315
Otras obligaciones a la vista	647.842	508.561

Totales	5.620.763	4.970.019

Depósitos y otras captaciones a plazo
Depósitos a plazo	9.567.855	9.008.902
Cuentas de ahorro a plazo	104.143	101.702
Otros saldos acreedores a plazo	3.274	1.609

Totales	9.675.272	9.112.213

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 95

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°19

OBLIGACIONES CON BANCOS

Al cierre de los estados financieros 2013 y 2012, la composición del rubro “Obligaciones con bancos”, es la siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$
Préstamos obtenidos de entidades financieras y Banco Central de Chile
Otras obligaciones con el Banco Central de Chile	220	398
Subtotales	220	398
Préstamos de instituciones financieras del país	500	-
Préstamos de instituciones financieras en el exterior
Standard Chartered Bank - New York	349.433	279.966
Citibank N.A. - New York	181.107	187.036
Wells Fargo Bank N.A. – New York	144.284	-
Mizuho Corporate Bank	131.273	95.290
Landesbank Baden Wuerttemberg	108.566	-
Commerzbank A.G. - Frankfurt	107.843	88.801
Banco Interamericano del Desarrollo	104.929	-
Sumitomo Mitsui Banking Corporation	102.379	67.105
Bank of America	94.388	139.570
Bank of Montreal – Toronto	80.820	112.236
The Toronto Dominion Bank – Toronto	70.803	74.486
Banco Santander – Montevideo	52.442	57.532
Royal Bank of Scotland – London	44.608	40.784
The Bank of New York Mellon	26.224	-
HSBC Bank of New York	26.222	-
National Bank of Abu Dhabi	15.741	-
Deutsche Bank A.G.- New York	13.109	245
Wachovia Bank N.A.- Miami	7.394	204.184
Banco Santander – Hong Kong	5.781	4.283
Commerzbank N.A. – Miami	5.254	14.368
Standard Chartered Bank - Hong Kong	1.059	-
Unicrédito Italiana SPA	993	-
Woori Bank	627	-
Lanschot Bankiers N.V.	446	-
Banco Popolare di Novara	351	308
National Agricultural Cooperative	259	-
Banco de Sabadell S.A.	250	-
Banco de Occidente	248	-
Banco Popular Español S.A.	224	-
Banco Bilbao Vizcaya Argentaria	221	-
HSBC Bank USA	179	-
Bank of Tokio Mitsubishi	174	-
U.S. Bank	174	513
Intesa Sanpaolo SPA - USA	173	-
J.P. Morgan Chase Bank N.A. - New York	164	48.176
United Bank of India	160	-
Banco do Brasil S.A. – London	146	285
National Westminster Bank PLC	136	-
Bank of China	105	1.510
State Bank of India	89	-
Banca Popolare di Vicenza SCPA	76	208
Discount Bank – Montevideo	73	3.835
Banco Bradesco S.A.	60	245
Unicredit Banca d Impresa	47	544
Banca Nazionale del Lavoro S.P.	38	216
BBVA Banco Francés S.A.	26	-
Banca Commerciale Italiana S.P.	23	494
Turkiye Halk Bankasi	23	403
Bancolombia S.A. - Panamá	9	709
UBS A.G.	-	3.786
Banca Antoniana Popolare – Venetto	-	746
Unicrédito Italiano - New York	-	410
Banco Santander – Madrid	500	660
Banco General S.A.	-	349
Banco Español de Crédito	-	281
ING Bank N.V. - Vienna	-	257
Banco Sofisa	-	212
Otros	2.004	7.572
Subtotales	1.681.657	1.437.605
Totales	1.682.377	1.438.003

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 96

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°19

OBLIGACIONES CON BANCOS, continuación:

a)	Obligaciones con el Banco Central de Chile

Las deudas con el Banco Central de Chile, incluyen líneas de crédito para la renegociación de préstamos y otras deudas. Estas líneas de crédito fueron provistas por el Banco Central de Chile para la renegociación de préstamos adeudados debido a la necesidad de refinanciarlos como resultado de la recesión económica y la crisis del sistema bancario de principios de la década de 1980.

Los montos totales de la deuda al Banco Central de Chile son los siguientes:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Total línea de crédito para renegociación con el Banco Central de Chile	220	398

b)	Préstamos de instituciones financieras del país

La madurez de estas obligaciones es la siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Vence dentro de 1 año	500	-
Vence dentro de 1 y 2 años	-	-
Vence dentro de 2 y 3 años	-	-
Vence dentro de 3 y 4 años	-	-
Vence posterior a 5 años	-	-

Totales préstamos de instituciones financieras del país	500	-

c)	Obligaciones con el exterior

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Vence dentro de 1 año	1.529.511	1.272.994
Vence dentro de 1 y 2 años	152.146	164.611
Vence dentro de 2 y 3 años	-	-
Vence dentro de 3 y 4 años	-	-
Vence posterior a 5 años	-	-

Totales préstamos de instituciones financieras del exterior	1.681.657	1.437.605

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 97

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°20

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES

Al 31 de diciembre de 2013 y 2012, la composición del rubro es la siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Otras obligaciones financieras
Obligaciones con el sector público	68.075	96.185
Otras obligaciones en el país	118.683	93.653
Obligaciones con el exterior	3.023	2.773
Subtotales	189.781	192.611
Instrumentos de deuda emitidos
Letras de crédito	101.667	128.086
Bonos corrientes	4.190.918	3.717.213
Bonos hipotecarios	70.339	-
Bonos subordinados	835.734	725.990
Subtotales	5.198.658	4.571.289

Totales	5.338.439	4.763.900

Las deudas clasificadas como de corto plazo son aquellas que constituyen obligaciones a la vista o que vencerán en un plazo igual o inferior a un año. Todas las otras deudas son clasificadas como de largo plazo. El detalle es el siguiente:

	Al 31 de diciembre de 2013
	Corto Plazo	Largo plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	6.493	95.174	101.667
Bonos corrientes	1.603.929	2.586.989	4.190.918
Bonos hipotecarios	-	70.339	70.339
Bonos subordinados	138.466	697.268	835.734
Instrumentos de deuda emitidos	1.748.888	3.449.770	5.198.658

Otras obligaciones financieras	101.698	88.083	189.781

Totales	1.850.586	3.537.853	5.388.439

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 98

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°20

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

	Al 31 de diciembre de 2012
	Corto Plazo	Largo Plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	6.863	121.223	128.086
Bonos corrientes	534.852	3.182.361	3.717.213
Bonos subordinados	16.037	709.953	725.990
Instrumentos de deuda emitidos	557.752	4.013.537	4.571.289

Otras obligaciones financieras	101.335	91.276	192.611

Totales	659.087	4.104.813	4.763.900

a)	Letras hipotecarias

Estas letras son usadas para financiar préstamos hipotecarios. Los principales montos de estas, son amortizados trimestralmente. El rango de vencimiento de estas obligaciones es entre cinco y veinte años. Las letras están indexados a la UF y devengan una tasa de interés anual de 5,21% a diciembre de 2013 (5,95% a diciembre 2012).

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Vence dentro de 1 año	6.493	6.863
Vence entre 1 y 2 años	9.760	7.595
Vence entre 2 y 3 años	8.768	14.752
Vence entre 3 y 4 años	9.921	11.026
Vence entre 4 y 5 años	12.511	11.923
Vence posterior a 5 años	54.214	75.927
Totales letras hipotecarias	101.667	128.086

b)	Bonos corrientes

El detalle de los bonos corrientes por moneda es el siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Bonos Santander en UF	1.964.905	2.025.105
Bonos Santander en US $	1.658.789	1.269.454
Bonos Santander en CHF $	246.284	90.249
Bonos Santander en $	277.530	293.933
Bono Santander en CNY $	43.410	38.472
Totales bonos corrientes	4.190.918	3.717.213

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 99

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°20

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

i.	Colocaciones de bonos corrientes:

Durante el año 2013, el Banco ha colocado bonos por UF 13.768.000, CLP 32.500.000.000, CHF 300.000.000 y USD 250.000.000, según el siguiente detalle:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
Serie E1	UF	2.742.000	5 años	3,5% anual simple	01-02-2011	UF	4.000.000	01-02-2016
Serie E2	UF	952.000	7 años	3,0% anual simple	01-01-2012	UF	4.000.000	01-07-2018
Serie E3	UF	2.244.000	8,5 años	3,5% anual simple	01-01-2011	UF	4.000.000	01-07-2019
Serie E6	UF	3.720.000	10 años	3,5% anual simple	01-04-2012	UF	4.000.000	01-04-2022
Serie E9	UF	2.000.000	10 años	3,5% anual simple	01-01-2013	UF	2.000.000	01-01-2023
Serie FD	UF	110.000	5 años	3,0% anual simple	01-08-2010	UF	110.000	01-08-2015
Serie EC	UF	2.000.000	10 años	3,5% anual simple	28-11-2013	UF	2.000.000	01-09-2023
Total UF	UF	13.768.000
Serie E4	CLP	7.500.000.000	5 años	6,75% anual simple	01-06-2011	CLP	50.000.000.000	01-06-2016
Serie E8	CLP	25.000.000.000	10 años	6,6% anual simple	01-11-2012	CLP	25.000.000.000	01-11-2022
Total CLP	CLP	32.500.000.000
Bono flotante CHF	CHF	150.000.000	4 años	Libor (3 meses) + 100 pb	28-03-2013	CHF	150.000.000	28-03-2017
Bono CHF	CHF	150.000.000	6 años	1,75% anual simple	26-09-2013	CHF	150.000.000	26-09-2019
Total CHF	CHF	300.000.000
Bono flotante USD	USD	250.000.000	5 años	Libor (3 meses) + 100 pb	07-06-2013	USD	250.000.000	07-06-2018
Total USD	USD	250.000.000

Durante el año 2013, se realizó recompra parcial de bono por CLP 49.245.000.000

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 100

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°20

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

Durante el año 2012, el Banco ha colocado bonos por UF 698.000, CLP 55.600.000.000, USD 1.085.990.000 y CNY 500.000.000, según el siguiente detalle:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
FD	UF	50.000	5 años	3,00% anual simple	01-08-2010	UF	3.000.000	01-08-2015
E1	UF	362.000	5 años	3,00% anual simple	01-02-2011	UF	4.000.000	01-02-2016
E3	UF	6.000	8,5 años	3,50% anual simple	01-01-2011	UF	4.000.000	01-07-2019
E6	UF	280.000	10 años	3,50% anual simple	01-04-2012	UF	4.000.000	01-04-2022
Total UF	UF	698.000
E4	CLP	5.600.000.000	5 años	6,75% anual simple	01-06-2011	CLP	50.000.000.000	01-06-2016
E5	CLP	25.000.000.000	10 años	6,30% anual simple	01-12-2011	CLP	25.000.000.000	01-12-2021
E7	CLP	25.000.000.000	5 años	6,75% anual simple	01-03-2012	CLP	25.000.000.000	01-03-2017
Total CLP	CLP	55.600.000.000
Bono flotante	USD	250.000.000	2 años	Libor (3 meses) + 200 pb	14-02-2012	USD	250.000.000	14-02-2014
Bono flotante cero cupón	USD	85.990.000	1 año	Libor (3 meses) + 100 pb	29-08-2012	USD	85.990.000	30-08-2013
Bono corrriente	USD	750.000.000	10 años	3,875% anual simple	20-09-2012	USD	750.000.000	20-09-2022
Total USD	USD	1.085.990.000
Bono corriente	CNY	500.000.000	2 años	3,75% anual simple	26-11-2012	CNY	500.000.000	26-11-2014
Total CNY	CNY	500.000.000

Durante el año 2012, se realizaron recompras parciales de bonos por CHF 45.000.000 y por USD 53.500.000.

ii.	Bonos con nominales pendientes de colocación:

Al 31 de diciembre de 2013, no existe saldo por colocar para cada uno de los bonos en cartera.

El vencimiento de los bonos corrientes es el siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$
Vence dentro de 1 año	1.603.929	534.852
Vence entre 1 y 2 años	674.784	600.723
Vence entre 2 y 3 años	338.853	643.791
Vence entre 3 y 4 años	321.589	610.817
Vence entre 4 y 5 años	154.368	323.474
Vence posterior a 5 años	1.097.395	1.003.556
Totales bonos corrientes	4.190.918	3.717.213

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 101

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°20

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

c)	Bonos hipotecarios

El detalle de los bonos hipotecarios por moneda es el siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Bonos hipotecarios en UF	70.339	-
Totales bonos hipotecarios	70.339	-

i.	Colocaciones de bonos hipotecarios

Durante el año 2013, el Banco ha colocado bonos por UF 3.000.000, según el siguiente detalle:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
BH	UF	3.000.000	15 años	3,2% anual simple	31-07-2013	UF	3.000.000	31-07-2028
Total UF	UF	3.000.000

El vencimiento de los bonos hipotecarios es el siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Vence dentro de 1 año	-	-
Vence entre 1 y 2 años	-	-
Vence entre 2 y 3 años	-	-
Vence entre 3 y 4 años	-	-
Vence entre 4 y 5 años	-	-
Vence posterior a 5 años	70.339	-
Totales bonos corrientes	70.339	-

d)	Bonos subordinados

El detalle de los bonos subordinados por moneda es el siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

US$	139.802	174.285
UF	695.932	551.705
Totales bonos subordinados	835.734	725.990

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 102

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE 2013 Y 2012

NOTA N°20

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

i.	Colocaciones de bonos subordinados

Durante el año 2013, el Banco ha colocado bonos subordinados por UF 5.900.000.

La siguiente tabla muestra en las fechas indicadas el detalle:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
G5	UF	1.900.000	20 años	3,9% anual simple	05-04-2011	UF	4.000.000	01-04-2031
H1	UF	4.000.000	30 años	3,9% anual simple	04-11-2011	UF	4.000.000	01-04-2041
Total	UF	5.900.000

Durante el primer semestre del año 2013, se realizó recompra parcial de bono por USD 47.786.000

Durante el año 2012, el Banco no realizó colocaciones de bonos subordinados en el mercado.

La madurez de los bonos subordinados considerados de largo plazo, es la siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Vence dentro de 1 año	138.466	16.037
Vence entre 1 y 2 años	14.039	182.844
Vence entre 2 y 3 años	4.140	9.535
Vence entre 3 y 4 años	-	5.760
Vence entre 4 y 5 años	-	-
Vence posterior a 5 años	679.089	511.814
Totales bonos subordinados	835.734	725.990

c)	Otras obligaciones financieras

La composición de las otras obligaciones financieras, de acuerdo a su vencimiento, se resume a continuación:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Obligaciones a largo plazo:
Vence entre 1 y 2 años	3.389	3.897
Vence entre 2 y 3 años	2.389	2.501
Vence entre 3 y 4 años	3.045	3.090
Vence entre 4 y 5 años	20.862	2.937
Vence posterior a 5 años	58.398	78.851
Subtotales obligaciones financieras a largo plazo	88.083	91.276

Obligaciones a corto plazo:
Monto adeudado por operaciones de tarjeta de crédito	97.027	70.410
Aprobación de cartas de crédito	741	1.683
Otras obligaciones financieras a largo plazo, porción corto plazo	3.930	29.242
Subtotales obligaciones financieras a corto plazo	101.698	101.335

Totales otras obligaciones financieras	189.781	192.611

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 103

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°21

VENCIMIENTO DE ACTIVOS Y PASIVOS

Al 31 de diciembre de 2013 y 2012, el desglose por vencimientos de los activos y pasivos, es el siguiente:

		Hasta	Entre 1 y	Entre 3 y	Subtotal	Entre 1 y	Más de	Subtotal
	A la vista	1 mes	3 meses	12 meses	hasta 1 año	5 años	5 años	sobre 1 año	Total
Al 31 de diciembre de 2013	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.571.810	-	-	-	1.571.810	-	-	-	1.571.810
Operaciones con liquidación en curso	604.077	-	-	-	604.077	-	-	-	604.077
Instrumentos para negociación	-	10.018	17	-	10.035	203.608	73.924	277.532	287.567
Contratos de retrocompra y préstamos de valores	-	-	17.469	-	17.469	-	-	-	17.469
Contratos de derivados financieros	-	168.785	99.471	225.617	493.873	565.329	434.816	1.000.145	1.494.018
Adeudado por bancos (*)	1.224	66.264	56.901	1.060	125.449	-	-	-	125.449
Créditos y cuentas por cobrar a clientes (**)	773.387	2.173.231	1.776.530	3.533.313	8.256.461	6.367.870	6.310.981	12.678.851	20.935.312
Instrumentos de inversión disponibles para la venta	-	228.997	240.018	627.052	1.096.067	275.281	329.645	604.926	1.700.993
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.950.498	2.647.295	2.190.406	4.387.042	12.175.241	7.412.088	7.149.366	14.561.454	26.736.695

Pasivos
Depósitos y otras obligaciones a la vista	5.620.763	-	-	-	5.620.763	-	-	-	5.620.763
Operaciones con liquidación en curso	276.379	-	-	-	276.379	-	-	-	276.379
Contratos de retrocompra y préstamos de valores	-	185.140	18.466	5.366	208.972	-	-	-	208.972
Depósitos y otras obligaciones a plazo	104.233	5.351.489	2.333.001	1.743.525	9.532.248	87.380	55.644	143.024	9.675.272
Contratos de derivados financieros	-	126.257	89.128	223.414	438.799	510.661	350.649	861.310	1.300.109
Obligaciones con bancos	8.199	104.490	216.472	1.201.070	1.530.231	152.146	-	152.146	1.682.377
Instrumentos de deuda emitidos	-	470.600	688.261	590.027	1.748.888	1.548.733	1.901.037	3.449.770	5.198.658
Otras obligaciones financieras	97.027	568	1.111	2.992	101.698	29.685	58.398	88.083	189.781

Totales pasivos	6.106.601	6.238.544	3.346.439	3.766.394	19.457.978	2.328.605	2.365.728	4.694.333	24.152.311

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones corresponde a $54 millones.
(**)	Los créditos y cuentas por cobrar a clientes se presentan brutos. Los importes de provisión según el tipo de colocación son los siguientes: Comerciales $300.400 millones, Vivienda $43.306 millones y Consumo $264.585 millones.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 104

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°21

VENCIMIENTO DE ACTIVOS Y PASIVOS, continuación

		Hasta	Entre 1 y	Entre 3 y	Subtotal	Entre 1 y	Más de	Subtotal
	A la vista	1 mes	3 meses	12 meses	hasta 1 año	5 años	5 años	sobre 1 año	Total
Al 31 de diciembre de 2012	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.250.414	-	-	-	1.250.414	-	-	-	1.250.414
Operaciones con liquidación en curso	520.267	-	-	-	520.267	-	-	-	520.267
Instrumentos para negociación	-	19.565	2.597	237.726	259.888	58.138	20.261	78.399	338.287
Contratos de retrocompra y préstamos de valores	-	6.993	-	-	6.993	-	-	-	6.993
Contratos de derivados financieros	-	58.311	77.728	216.832	352.871	571.315	369.026	940.341	1.293.212
Adeudado por bancos (*)	60.654	-	29.919	-	90.573	-	-	-	90.573
Créditos y cuentas por cobrar a clientes (**)	1.123.417	1.156.145	1.736.942	2.995.860	7.012.364	5.925.100	5.938.615	11.863.715	18.876.079
Instrumentos de inversión disponibles para la venta	-	112.173	234.566	519.181	865.920	506.152	454.086	960.238	1.826.158
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.954.752	1.353.187	2.081.752	3.969.599	10.359.290	7.060.705	6.781.988	13.842.693	24.201.983

Pasivos
Depósitos y otras obligaciones a la vista	4.970.019	-	-	-	4.970.019	-	-	-	4.970.019
Operaciones con liquidación en curso	284.953	-	-	-	284.953	-	-	-	284.953
Contratos de retrocompra y préstamos de valores	-	275.303	25.534	3.280	304.117	-	-	-	304.117
Depósitos y otras obligaciones a plazo	65.854	4.981.947	2.278.958	1.600.701	8.927.460	133.760	50.993	184.753	9.112.213
Contratos de derivados financieros	-	71.445	80.484	208.473	360.402	503.036	282.723	785.759	1.146.161
Obligaciones con bancos	5.820	82.965	185.730	998.877	1.273.392	164.611	-	164.611	1.438.003
Instrumentos de deuda emitidos	-	10.855	168.817	378.080	557.752	2.422.240	1.591.297	4.013.537	4.571.289
Otras obligaciones financieras	70.136	718	733	29.748	101.335	12.425	78.851	91.276	192.611

Totales pasivos	5.396.782	5.423.233	2.740.256	3.219.159	16.779.430	3.236.072	2.003.864	5.239.936	22.019.366

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones asciende a $46 millones.
(**)	Los créditos y cuentas por cobrar a clientes se presentan brutos. Los importes de provisión según el tipo de colocación son los siguientes: Comerciales $250.873 millones, Vivienda $35.990 millones y Consumo $263.259 millones.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 105

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°22

PROVISIONES

a)	Al 31 de diciembre de 2013 y 2012, la composición del saldo del rubro provisiones, es la siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Provisiones para beneficios y remuneración del personal	39.501	47.574
Provisiones para dividendos mínimos	132.578	116.486
Provisiones por riesgo de créditos contingentes:
Provisión por líneas de crédito de disponibilidad inmediata	18.767	17.850
Otras provisiones por riesgo de créditos contingentes	11.847	8.941
Provisiones por contingencias	33.069	30.150
Provisiones por riesgo país	470	88
Totales	236.232	221.089

b)	A continuación se muestra el movimiento que se ha producido en las provisiones durante los ejercicios 2013 y 2012:

	Provisiones
	Beneficios y	Riesgo de
	remuneraciones	créditos		Dividendos	Riesgo
	al personal	contingentes	Contingencias	mínimos	país	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2013	47.574	26.791	30.150	116.486	88	221.089
Provisiones constituidas	35.515	9.788	98.964	132.578	635	277.480
Aplicación de las provisiones	(43.588)	-	(3.675)	(116.486)	-	(163.749)
Liberación de provisiones	-	(5.965)	(88.932)	-	(253)	(95.150)
Reclasificaciones	-	-	(3.438)	-	-	(3.438)
Otros movimientos	-	-	-	-	-	-

Saldos al 31 de diciembre de 2013	39.501	30.614	33.069	132.578	470	236.232

Saldos al 01 de enero de 2012	42.974	24.988	20.557	130.525	19	219.063
Provisiones constituidas	39.151	7.926	26.382	116.486	464	190.409
Aplicación de las provisiones	(34.551)	(6.123)	(12.469)	(130.525)	-	(183.668)
Liberación de provisiones	-	-	(4.862)	-	(395)	(5.257)
Reclasificaciones	-	-	542	-	-	542
Otros movimientos	-	-	-	-	-	-

Saldos al 31 de diciembre de 2012	47.574	26.791	30.150	116.486	88	221.089

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 106

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°22

PROVISIONES, continuación

c)	Provisiones para beneficios y remuneraciones al personal:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Provisión indemnización años de servicios	691	1.299
Provisión para beneficios al personal basados en acciones	809	1.986
Provisión bonos cumplimiento	18.218	23.667
Provisión de vacaciones	18.741	18.802
Provisión para beneficios varios al personal	1.042	1.820
Totales	39.501	47.574

d)	Indemnización años de servicios:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Saldos al 01 de enero de 2013	1.299	1.510
Incremento de la provisión	2.096	2.069
Pagos efectuados	(2.704)	(2.280)
Pagos anticipados	-	-
Liberaciones de provisiones	-	-
Otros movimientos	-	-
Totales	691	1.299

e)	Movimiento de la provisión para bonos de cumplimiento:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Saldos al 01 de enero de 2013	23.667	21.788
Provisiones constituidas	23.063	22.737
Aplicaciones de provisiones	(27.005)	(20.858)
Liberaciones de provisiones	(1.507)	-
Otros movimientos	-	-
Totales	18.218	23.667

f)	Movimiento de la provisión de vacaciones

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Saldos al 01 de enero de 2013	18.802	17.196
Provisiones constituidas	12.311	13.019
Aplicaciones de provisiones	(12.372)	(11.413)
Liberaciones de provisiones	-	-
Otros movimientos	-	-
Totales	18.741	18.802

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 107

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°23

OTROS PASIVOS

La composición del rubro es la siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Cuentas y documentos por pagar	84.729	89.034
Ingresos percibidos por adelantado	384	426
Garantías por operaciones threshold	2.631	179.820
Otras obligaciones por pagar	95.266	59.824
IVA retenido	1.165	1.254
Otros pasivos	14.602	10.916

Totales	198.777	341.274

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 108

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°24

CONTINGENCIAS Y COMPROMISOS

a)	Juicios y procedimientos legales

A la fecha de emisión de estos estados financieros, existen diversas acciones judiciales interpuestas en contra del Banco y sus afiliadas en relación con operaciones propias del giro. Al 31 de diciembre de 2013, el Banco y sus afiliadas mantienen provisiones por este concepto que ascienden a $1.224 millones ($428 millones al 31 de diciembre de 2012), las cuales se encuentran en el Estado de Situación Financiera Consolidados, formando parte del rubro “Provisiones por contingencias”. Adicionalmente, existen otros juicios por una cuantía de UF26.512, principalmente asociados al litigio de la sociedad Santander Corredores de Seguros Limitada por bienes entregados en leasing.

b)	Créditos contingentes

La siguiente tabla muestra los montos contractuales de las operaciones que obligan al Banco a otorgar créditos:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Cartas de crédito documentarias emitidas	218.032	199.420
Cartas de crédito del exterior confirmadas	127.600	113.878
Boletas de garantía	1.212.799	1.046.114
Avales y fianzas	181.416	139.059
Subtotales	1.739.847	1.498.471
Líneas de crédito con disponibilidad inmediata	5.141.831	4.933.335
Otros compromisos de créditos irrevocables	47.376	63.828
Totales	6.929.054	6.495.634

c)	Responsabilidades

El Banco mantiene las siguientes responsabilidades derivadas del curso normal de sus negocios:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Operaciones por cuentas de terceros
Cobranzas	217.948	287.128
Recursos de terceros gestionados por el Banco y sus afiliadas (1)	1.015.817	821.080
Subtotales	1.233.765	1.108.208
Custodia de valores
Valores custodiados en poder del Banco y sus afiliadas	304.535	227.554
Valores custodiados depositados en otra entidad	532.072	573.129
Títulos emitidos por el propio Banco	15.351.545	14.931.587
Subtotales	16.188.152	15.732.270
Totales	17.421.917	16.840.478

(1)	Incluye las carteras administradas por banca privada por $1.015.781 y $821.045 millones al 31 de diciembre de 2013 y 2012, respectivamente.

d)	Garantías

Banco Santander Chile cuenta con una póliza integral bancaria de cobertura de fidelidad funcionaria N° 2823611 vigente con la Compañía de Seguros Chilena Consolidada S.A., por la suma de USD 5.000.000 la cual cubre solidariamente tanto al Banco como a sus afiliadas, con vigencia desde el 01 de julio de 2013 hasta el 30 de junio de 2014.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 109

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°24

CONTINGENCIAS Y COMPROMISOS, continuación

e)	Créditos y pasivos contingentes

Para satisfacer las necesidades de los clientes, el Banco adquirió varios compromisos irrevocables y obligaciones contingentes, aunque estas obligaciones no pudieron ser reconocidas en el Estado de Situación Financiera Consolidado, estos contienen riesgos de créditos y son por tanto parte del riesgo global del Banco.

Santander Agente de Valores Limitada

i)	Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como agente de valores de conformidad a lo dispuesto en los artículos N°30 y siguientes de la Ley N°18.045, sobre Mercado de Valores, la sociedad constituyó garantía por UF 4.000 con póliza de seguro N°213117286, tomada con la Compañía de Seguros de Crédito Continental S.A. y cuyo vencimiento es el 19 de diciembre de 2014.

Santander S.A. Corredores de Bolsa

i)	La sociedad tiene garantías enteradas en la Bolsa de Comercio de Santiago, para cubrir operaciones simultáneas efectuadas por cartera propia, por $17.660 millones.

ii)	Además, tiene una garantía entregada a CCLV Contraparte Central S.A. (ex Cámara de Compensación) en efectivo, por un monto ascendente a $3.000 millones y una garantía adicional enterada en la Bolsa de Comercio de Santiago por $987 millones al 31 de diciembre de 2013.

iii)	La sociedad posee una boleta de garantía N°B008643 del Banco Santander Chile para dar cumplimiento a lo establecido en la NCG N° 120 de la SVS por la suma de USD500.000, la cual cubre a participes que adquieran cuotas de fondos mutuos extranjeros Morgan Stanley Sicav, cuyo vencimiento es el 12 de septiembre de 2014.

Santander Corredora de Seguros Limitada

i) De acuerdo a los establecido en la Circular N°1.160 de la Superintendencia de Valores y Seguros, la sociedad mantiene contratada una póliza de seguros para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas en razón de sus operaciones como intermediaria en la contratación de seguros. La póliza de garantía para corredores de seguros N°10023615, la cual cubre UF500, y la póliza de responsabilidad profesional para corredores de seguros N°10023624 por un monto equivalente a UF60.000, fueron contratadas con la Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Ambas tienen vigencia desde el 15 de abril de 2013 al 14 de abril de 2014.

ii)	La Sociedad mantiene boleta de garantía con Banco Santander Chile para garantizar el fiel cumplimiento de las bases de licitación pública del seguro de desgravamen y desgravamen más ITP 2/3. El monto asciende a UF5.000 con fecha de vencimiento el 31 de julio de 2015. Por la misma razón, la Sociedad mantiene boleta de garantía en cumplimiento de la licitación pública del seguros de incendio cuyo monto asciende a UF5.000 con la misma institución bancaria.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 110

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°25

PATRIMONIO

a)	Capital social y acciones preferentes

Al 31 de diciembre de 2013 y 2012, el Banco presenta 188.446.126.794 acciones autorizadas, las cuales se encuentran suscritas y pagadas. Todas estas acciones son ordinarias, sin valor nominal ni preferencias.

El movimiento de las acciones durante el ejercicio 2013 y 2012, es el siguiente:

	ACCIONES
	2013	2012

Emitidas al 01 de enero	188.446.126.794	188.446.126.794
Emisión de acciones pagadas	-	-
Emisión de acciones adeudadas	-	-
Opciones de acciones ejercidas	-	-
Emitidas al 31 de diciembre de	188.446.126.794	188.446.126.794

Al 31 de diciembre de 2013 y 2012, el Banco no mantiene en su poder acciones propias, al igual que las Sociedades que participan en la consolidación.

Al 31 de diciembre de 2013 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de participación

Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	30.087.328.471	30.087.328.471	15,97
Bancos y corredoras de bolsa por cuenta de terceros	12.264.223.820	-	12.264.223.820	6,51
AFP por cuentas de terceros	4.412.572.678	-	4.412.572.678	2,34
Otros accionistas minoritarios	3.660.897.625	11.428.102.932	15.089.000.557	8,00
Totales			188.446.126.794	100,00

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 111

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°25

PATRIMONIO, continuación

Al 31 de diciembre de 2012 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de participación

Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	35.111.060.871	35.111.060.871	18,63
Bnp Paribas Arbitrage	173.328.889	-	173.328.889	0,09
MBI Arbitrage Fondo de Inversión	495.766.248	-	495.766.248	0,26
Bancos y corredoras de bolsa por cuenta de terceros	12.473.837.817	-	12.473.837.817	6,62
AFP por cuentas de terceros	6.346.809.483	-	6.346.809.483	3,37
Otros accionistas minoritarios	3.839.358.209	3.412.964.009	7.252.322.218	3,85
Totales			188.446.126.794	100,00

(*)	Los American Depository Receipts (ADR) son certificados emitidos por un banco comercial norteamericano para ser transados en el mercado de valores de los Estados Unidos de América.

b)	Reservas

Durante el año 2013, con motivo de la junta de accionistas realizada en abril, se acuerda capitalizar a reservas el 40% de las utilidades el ejercicio 2012, equivalentes a $155.502 millones ($174.033 millones para 2012).

c)	Dividendos

El detalle de distribución de dividendos se encuentra en el recuadro del Estado Consolidado de Cambios en el Patrimonio.

d)	Al 31 de diciembre la composición de la utilidad diluida y de la utilidad básica es la siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

a) Beneficio básico por acción
Resultado atribuible a tenedores patrimoniales	441.926	388.282
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Beneficio básico por acción (en pesos)	2,345	2,060

b) Beneficio diluido por acción
Resultado atribuible a tenedores patrimoniales	441.926	388.282
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Conversión asumida de deuda convertible	-	-
Número ajustado de acciones	188.446.126.794	188.446.126.794
Beneficio diluido por acción (en pesos)	2,345	2,060

Al 31 de diciembre de 2013 y 2012 el Banco no posee instrumentos que generen efectos dilutivos.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 112

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°25

PATRIMONIO, continuación

d) Otros resultados integrales de Instrumentos de inversión disponibles para la venta y coberturas de flujo de efectivo:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Instrumentos de inversión disponibles para la venta
Saldos al 01 de enero de	(10.017)	3.043
(Pérdida) ganancia por ajuste valorización cartera de inversiones disponible para la venta antes de impuesto	2.629	(15.131)
Reclasificaciones y ajustes sobre la cartera disponible para venta	-	-
Utilidad neta realizada	8.228	2.071
Subtotales	10.857	(13.060)
Totales	840	(10.017)

Cobertura de flujo de efectivo
Saldos al 01 de enero de	5.315	394
Ganancia (pérdida) por ajuste valorización de coberturas de flujo de efectivo antes de impuesto	(15.089)	4.326
Reclasificaciones y ajustes por coberturas de flujo de efectivo antes de impuesto	1.517	595
Monto reclasificado del patrimonio incluido como valor libro de activo y pasivos no financieros, cuya adquisición o cesión fue cubierta como una transición altamente probable	-	-
Subtotales	(13.572)	4.921
Totales	(8.257)	5.315

Otros resultados integrales antes de impuesto	(7.417)	(4.702)

Impuesto a la renta sobre los componentes de otros resultados integrales
Impuesto renta relativo a cartera de inversiones disponible para la venta	(168)	2.003
Impuesto renta relativo a coberturas de flujo de efectivo	1.651	(1.063)
Totales	1.483	(940)

Otros resultados integrales netos de impuesto	(5.934)	(3.762)
Atribuible a:
Tenedores patrimoniales del Banco	(5.964)	(3.781)
Interés no controlador	30	19

El Banco espera que todos los resultados incluidos en Otros resultados integrales sean reclasificados a resultado del periodo cuando se cumplan las condiciones específicas para ello.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 113

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°26

REQUERIMIENTOS DE CAPITAL (BASILEA)

De acuerdo con la Ley General de Bancos, el Banco debe mantener una razón mínima de patrimonio efectivo a activos consolidados ponderados por riesgo de 8% neto de provisiones exigidas, y una razón mínima de capital básico a total de activos consolidados de 3%, neto de provisiones exigidas. Sin embargo, con motivo de la fusión del Banco ocurrida en 2002, la SBIF ha determinado que el patrimonio efectivo del Banco fusionado no puede ser inferior al 11% de sus activos ponderados por riesgo. Para estos efectos, el patrimonio efectivo se determina a partir del capital y reservas o capital básico más los bonos subordinados con tope del 50% del capital básico.

Los activos son ponderados de acuerdo a las categorías de riesgo, a las cuales se les asigna un porcentaje de riesgo de acuerdo al monto del capital necesario para respaldar cada uno de esos activos. Por ejemplo, el efectivo, los depósitos en otros bancos y los instrumentos financieros emitidos por el Banco Central de Chile, tienen 0% de riesgo, lo que significa que, conforme a la normativa vigente, no se requiere capital para respaldar estos activos. Los activos fijos tienen un 100% de riesgo, lo que significa que se debe tener un capital mínimo equivalente al 11% del monto de estos activos. Todos los instrumentos derivados negociados fuera de bolsa son considerados en la determinación de los activos de riesgo con un factor de conversión sobre los valores nocionales, obteniéndose de esa forma el monto de la exposición al riesgo de crédito. También se consideran por un “equivalente de crédito”, para su ponderación, los créditos contingentes fuera del Estado de Situación Financiera Consolidado.

De acuerdo a lo instruido en Capítulo 12-1 de la RAN de la Superintendencia de Bancos, a partir del mes de enero 2010 se implementó un cambio normativo que implicó la entrada en vigor del Capítulo B-3 del Compendio de Normas Contables, con cambio en las exposiciones de riesgo de las colocaciones contingentes, pasando desde un 100% de exposición, a un porcentaje indicado en el siguiente cuadro:

Tipo de crédito contingente	Exposición

a) Avales y fianzas	100%
b) Cartas de crédito del exterior confirmadas	20%
c) Cartas de crédito documentarias emitidas	20%
d) Boletas de garantía	50%
e) Cartas de garantía interbancarias	100%
f) Líneas de crédito de libre disposición	50%
g) Otros compromisos de crédito:
- Créditos para estudios superiores Ley N° 20.027	15%
- Otros	100%
h) Otros créditos contingentes	100%

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 114

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°26

REQUERIMIENTOS DE CAPITAL (BASILEA), continuación

Los niveles de capital básico y patrimonio efectivo al cierre de cada ejercicio son los siguientes:

	Activos consolidados		Activos ponderados por riesgo
	Al 31 de diciembre de		Al 31 de diciembre de
	2013	2012	2013	2012
	MM$	MM$	MM$	MM$
Activos de balance (netos de provisiones)
Efectivo y depósitos en bancos	1.571.810	1.250.414	-	-
Operaciones con liquidación en curso	604.077	520.267	66.672	75.429
Instrumento para negociación	287.567	338.287	40.924	21.713
Contratos de retrocompra y préstamos de valores	17.469	6.993	3.494	6.993
Contratos de derivados financieros (*)	1.008.026	937.291	862.810	830.133
Adeudado por bancos	125.395	90.527	25.079	18.105
Créditos y cuentas por cobrar a clientes	20.327.021	18.325.957	18.071.792	16.205.004
Instrumentos de inversión disponible para la venta	1.700.993	1.826.158	238.835	200.285
Inversiones en sociedades	9.681	7.614	9.681	7.614
Intangibles	66.703	87.347	66.703	87.347
Activo fijo	180.215	162.214	180.215	162.214
Impuestos corrientes	1.643	10.227	164	1.023
Impuestos diferidos	230.215	186.407	23.022	18.641
Otros activos	400.025	655.217	346.533	402.547
Activos fuera de balance
Colocaciones contingentes	3.436.773	3.201.028	2.013.057	1.903.368
Totales	29.967.613	27.605.948	21.948.981	19.940.416

(*)	Los “Contratos de derivados financieros” se presentan a su valor de “Riesgo Equivalente de Créditos”, de acuerdo a lo normado en el Capítulo 12-1 de la Recopilación actualizada de normas, emitida por la Superintendencia de Bancos e instituciones Financieras.

Los ratios determinados para el límite del capital básico y patrimonio efectivo respectivamente, son:

			Razón
	Al 31 de diciembre de		al 31 de diciembre de
	2013	2012	2013	2012
	MM$	MM$	%	%
Capital básico	2.325.678	2.134.778	7,76	7,73
Patrimonio efectivo neto	3.033.741	2.734.434	13,82	13,71

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 115

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°27

INTERES NO CONTROLADOR

a)	Recoge el importe neto del patrimonio neto de las entidades dependientes atribuibles a instrumentos de capital que no pertenecen, directa o indirectamente, al Banco, incluida la parte que se les haya atribuido del resultado del ejercicio.

La participación del interés no controlador en el patrimonio y los resultados de las filiales se resume como sigue:

				Otros resultados integrales
Al 31 de diciembre de 2013	Participación de terceros	Patrimonio	Resultados	Inversiones disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades subsidiarias:
Santander Agente de Valores Limitada	0,97	471	87	3	(1)	2	89
Santander S.A. Sociedad Securitizadora	0,36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa (*)	49,00	19.698	1.656	11	(2)	9	1.665
Santander Asset Management S.A. (**) Administradora General de Fondos	0,02	-	9	-	-	-	9
Santander Corredora de Seguros Limitada	0,25	149	1	-	-	-	1
Subtotales		20.320	1.753	14	(3)	11	1.764

Entidades controladas a través de otras consideraciones:
Bansa Santander S.A.	100,00	3.435	1.307	-	-	-	1.307
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	275	(2.230)	-	-	-	(2.230)
Multinegocios S.A	100,00	477	234	-	-	-	234
Servicios Administrativos y Financieros Limitada	100,00	1.686	276	-	-	-	276
Servicios de Cobranzas Fiscalex Limitada	100,00	632	416	-	-	-	416
Multiservicios de Negocios Limitada	100,00	1.679	379	-	-	-	379
Subtotales		8.184	382	-	-	-	382

Totales		28.504	2.135	14	(3)	11	2.146
(*)	En junio de 2013, Santander S.A. Corredora de Bolsa, repartió el total de las utilidades acumuladas al ejercicio 2012, lo que se ve reflejado en la disminución de su patrimonio. El monto de los dividendos recibido por los intereses no controladores ascendió a $7.590 millones.

(**)	De acuerdo con lo indicado en la Nota 03 “Hechos relevantes”, letra c), esta sociedad fue vendida en diciembre de 2013. En esta nota se presentan los efectos de haberla consolidado hasta el mes de noviembre.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 116

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°27

INTERES NO CONTROLADOR, continuación

				Otros resultados integrales
Al 31 de diciembre de 2012	Participación de terceros	Patrimonio	Resultados	Inversiones disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades subsidiarias:
Santander Agente de Valores Limitada	0,97	656	84	1	-	1	85
Santander S.A. Sociedad Securitizadora	0,36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	25.646	2.423	57	(12)	45	2.468
Santander Asset Management S.A. Administradora General de Fondos	0,02	10	4	-	-	-	4
Santander Corredora de Seguros Limitada	0,25	148	4	-	-	-	4
Subtotales		26.463	2.515	58	(12)	46	2.561

Entidades controladas a través de otras consideraciones:
Bansa Santander S.A.	100,00	2.127	1.098	-	-	-	1.098
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	2.505	171	-	-	-	171
Multinegocios S.A	100,00	244	93	-	-	-	93
Servicios Administrativos y Financieros Limitada	100,00	1.411	328	-	-	-	328
Servicios de Cobranzas Fiscalex Limitada	100,00	216	64	-	-	-	64
Multiservicios de Negocios Limitada	100,00	1.299	356	-	-	-	356
Subtotales		7.802	2.110	-	-	-	2.110

Totales		34.265	4.625	58	(12)	46	4.671

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 117

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°27

INTERES NO CONTROLADOR, continuación

b)	El resumen de la información financiera de las sociedades incluidas en la consolidación que poseen intereses no controladores es el siguiente, el cual no incluye los ajustes de consolidación ni homologación:

	Al 31 de diciembre de
	2013				2012
				Ingresos				Ingresos
	Activos	Pasivos	Capital	netos	Activos	Pasivos	Capital	netos
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Santander Corredora de Seguros Limitada	67.956	8.484	59.012	460	69.863	10.520	57.795	1.548
Santander S.A. Corredores de Bolsa	110.917	70.799	36.735	3.383	138.147	85.921	47.193	5.033
Santander Asset Management S.A. Administradora General de Fondos (*)	-	-	-	-	58.186	8.981	27.262	21.943
Santander Agente de Valores Limitada	194.812	146.255	39.581	8.976	215.126	147.545	58.900	8.681
Santander S.A. Sociedad Securitizadora	725	74	764	(113)	849	87	836	(74)
Santander Gestión de Recaudación y Cobranzas Ltda.	4.978	4.703	2.505	(2.230)	6.313	3.808	2.334	171
Multinegocios S.A.	1.441	963	244	234	2.020	1.777	150	93
Servicios Administrativos y Financieros Ltda.	2.412	725	1.411	276	2.748	1.337	1.083	328
Servicio de Cobranza Fixcalex Ltda.	4.008	3.376	216	416	3.500	3.284	152	64
Multiservicios de Negocios Ltda.	3.049	1.371	1.299	379	3.483	2.183	944	356
Bansa Santander S.A.	28.490	25.055	2.128	1.307	28.938	26.810	1.029	1.099
Totales	418.788	261.805	143.895	13.088	529.173	292.253	197.678	39.242

(*) En el mes de diciembre de 2013, se concretó venta de Santander Asset Management S.A. Administradora General de Fondos. Ver Nota 03 “Hechos relevantes”.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 118

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°28

INTERESES Y REAJUSTES

Comprende los intereses devengados en el ejercicio por todos los activos financieros cuyo rendimiento, implícito o explícito, se obtiene de aplicar el método del tipo de interés efectivo, con independencia de que se valoren por su valor razonable, así como las rectificaciones de productos como consecuencia de coberturas contables.

a)	Al 31 de diciembre de 2013 y 2012, la composición de ingresos por intereses y reajustes, sin incluir los resultados por coberturas contables, es la siguiente:

	Al 31 de diciembre de
	2013				2012
			Comisiones				Comisiones
	Intereses	Reajustes	prepagos	Total	Intereses	Reajustes	prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	2.254	-	-	2.254	4.796	(10)	-	4.786
Créditos otorgados a bancos	195	-	-	195	790	-	-	790
Colocaciones comerciales	728.597	72.570	4.980	806.147	698.925	78.762	4.924	782.611
Colocaciones para vivienda	232.860	108.702	13.234	354.796	227.994	123.297	11.401	362.692
Colocaciones para consumo	611.936	2.184	3.030	617.150	613.543	2.804	2.797	619.144
Instrumentos de inversión	77.240	7.815	-	85.055	95.732	2.011	-	97.743
Otros ingresos por intereses y reajustes	5.282	(1.063)	-	4.219	19.880	3.037	-	22.917

Totales ingresos por intereses y reajustes	1.658.364	190.208	21.244	1.869.816	1.661.660	209.901	19.122	1.890.683

b)	Tal como se señala en la letra i) de la Nota 1, los intereses y reajustes suspendidos corresponden a operaciones con morosidades iguales o superiores a 90 días, los cuales son registrados en cuentas de orden (fuera del Estado de Situación Financiera Consolidado), mientras estos nos sean efectivamente percibidos.

Al 31 de diciembre de 2013 y 2012, el stock de los ingresos por intereses y reajustes suspendidos es el siguiente:

	Al 31 de diciembre de
	2013			2012
	Intereses	Reajustes	Total	Intereses	Reajustes	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	17.219	4.426	21.645	16.907	3.688	20.595
Colocaciones de vivienda	3.935	4.549	8.484	3.962	4.882	8.844
Colocaciones de consumo	6.004	749	6.753	7.825	917	8.742

Totales	27.158	9.724	36.882	28.694	9.487	38.181

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 119

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Consolidados

AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°28

INTERESES Y REAJUSTES, continuación

c)	Al 31 de diciembre de 2013 y 2012 la composición de los gastos por intereses y reajustes, sin incluir los resultados por coberturas contables, es el siguiente:

	Al 31 de diciembre de
	2013			2012
	Intereses	Reajustes	Total	Intereses	Reajustes	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(5.225)	(588)	(5.813)	(3.601)	(535)	(4.136)
Contratos de retrocompra	(12.092)	-	(12.092)	(10.707)	9	(10.698)
Depósitos y captaciones a plazo	(426.812)	(22.787)	(449.599)	(456.348)	(45.743)	(502.091)
Obligaciones con bancos	(21.233)	(5)	(21.238)	(26.182)	(14)	(26.196)
Instrumentos de deuda emitidos	(171.659)	(53.952)	(225.611)	(172.138)	(64.006)	(236.144)
Otras obligaciones financieras	(4.712)	(661)	(5.373)	(4.884)	(881)	(5.765)
Otros gastos por intereses y reajustes	(2.340)	(3.749)	(6.089)	(2.366)	(3.435)	(5.801)
Totales gastos por intereses y reajustes	(644.073)	(81.742)	(725.815)	(676.226)	(114.605)	(790.831)

d)	Al 31 de diciembre de 2013 y 2012, el resumen de intereses y reajustes, es el siguiente:

	Al 31 de diciembre de
	2013	2012
Conceptos	MM$	MM$

Ingresos por intereses y reajustes	1.869.816	1.890.683
Gastos por intereses y reajustes	(725.815)	(790.831)

Subtotales ingresos por intereses y reajustes	1.144.001	1.099.852

Resultado de coberturas contables (neto)	(67.239)	(57.118)

Totales intereses y reajustes netos	1.076.762	1.042.734
Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 120

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°29

COMISIONES

Comprende el monto de todas las comisiones devengadas y pagadas en el ejercicio, excepto las que formen parte integrante del tipo de interés efectivo de los instrumentos financieros:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Ingresos por comisiones
Comisiones por líneas de crédito y sobregiros	7.025	9.296
Comisiones por avales y cartas de crédito	30.131	28.523
Comisiones por servicios de tarjetas	127.101	127.437
Comisiones por administración de cuentas	28.044	28.755
Comisiones por cobranzas, recaudaciones y pagos	45.190	56.481
Comisiones por intermediación y manejo de valores	10.482	11.272
Comisiones por inversiones en fondos mutuos u otro	31.154	33.414
Remuneraciones por comercialización de seguros	32.253	34.670
Office banking	15.165	13.507
Otras comisiones ganadas	19.575	17.112
Totales	346.120	360.467

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Gastos por comisiones
Remuneraciones por operación de tarjetas	(87.776)	(78.892)
Comisiones por operación con valores	(4.287)	(1.687)
Office banking y otras comisiones	(24.221)	(22.201)
Totales	(116.284)	(102.780)

Totales ingresos y gastos por comisiones netos	229.836	257.687

Las comisiones ganadas por operaciones con letras de crédito se presentan en el Estados Consolidados de Resultados en el rubro “Ingresos por intereses y reajustes”.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 121

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°30

RESULTADOS DE OPERACIONES FINANCIERAS

Incluye el monto de los ajustes por variación de los instrumentos financieros, excepto los imputables a intereses devengados por aplicación del método del tipo de interés efectivo de correcciones de valor de activos, así como los resultados obtenidos en su compraventa.

Al 31 de diciembre de 2013 y 2012, el detalle de los resultados por operaciones financieras es el siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Utilidad neta operaciones financieras
Derivados de negociación	(76.525)	(104.344)
Instrumentos financieros para negociación	29.985	36.338
Venta de créditos y cuentas por cobrar a clientes:
Cartera vigente (Nota 11)	1.677	2.745
Cartera castigada (Nota 11)	1.500	2.090
Instrumentos disponibles para la venta	10.258	(1.764)
Recompra bonos propia emisión	4.502	760
Otros resultados de operaciones financieras	(10)	96
Totales	(28.613)	(64.079)

NOTA N°31

RESULTADO NETO DE CAMBIO

Comprende los resultados obtenidos en la compraventa de divisas, las diferencias que surgen al convertir las partidas monetarias en moneda extranjera a la moneda funcional y los procedentes de activos no monetarios en moneda extranjera al momento de su enajenación.

Al 31 de diciembre de 2013 y 2012, el detalle del resultado de cambio es el siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Diferencias de cambio
Utilidad (pérdida) neta por diferencias de cambio	(242.841)	270.990
Derivados de cobertura	379.910	(120.610)
Resultado por activos reajustables en moneda extranjera	8.600	(5.574)
Resultado por pasivos reajustables en moneda extranjera	(943)	1.572
Totales	144.726	146.378

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 122

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°32

PROVISIONES POR RIESGO DE CRÉDITO

a)	El movimiento registrado durante los ejercicios 2013 y 2012 en los resultados por concepto de provisiones y deterioros se resume como sigue:

		Créditos y cuentas por cobrar a clientes
Al 31 de diciembre de 2013	Colocaciones	Colocaciones		Colocaciones	Colocaciones	Colocaciones
	Interbancarias	comerciales		para vivienda	de consumo	contingentes
	Individual	Individual	Grupal	Grupal	Grupal	Individual	Grupal	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones netos de provisiones	-	(8.071)	(61.991)	(21.173)	(102.525)	-	-	(193.760)
Provisiones constituidas	(127)	(85.628)	(36.724)	(21.314)	(155.921)	(6.679)	(3.109)	(309.502)
Totales provisiones y castigos	(127)	(93.699)	(98.715)	(42.487)	(258.446)	(6.679)	(3.109)	(503.262)
Provisiones liberadas	119	22.014	11.151	9.216	35.482	2.128	3.837	83.947
Recuperación de créditos castigados	-	4.572	9.973	4.735	36.004	-	-	55.284
Cargos netos a resultado	(8)	(67.113)	(77.591)	(28.536)	(186.960)	(4.551)	728	(364.031)

		Créditos y cuentas por cobrar a clientes
Al 31 de diciembre de 2012	Colocaciones	Colocaciones		Colocaciones	Colocaciones	Colocaciones
	Interbancarias	comerciales		para vivienda	de consumo	contingentes
	Individual	Individual	Grupal	Grupal	Grupal	Individual	Grupal	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones netos de provisiones	-	(5.470)	(51.409)	(14.573)	(78.958)	-	-	(150.410)
Provisiones constituidas	(299)	(48.745)	(31.772)	(10.741)	(239.607)	(3.292)	(4.634)	(339.090)
Totales provisiones y castigos	(299)	(54.215)	(83.181)	(25.314)	(318.565)	(3.292)	(4.634)	(489.500)
Provisiones liberadas	400	20.716	16.624	7.449	38.471	2.017	4.106	89.783
Recuperación de créditos castigados	-	1.991	6.704	2.305	22.015	-	-	33.015
Cargos netos a resultado	101	(31.508)	(59.853)	(15.560)	(258.079)	(1.275)	(528)	(366.702)

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 123

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°32

PROVISIONES POR RIESGO DE CRÉDITO, continuación

Castigos de colocaciones netas de provisiones:

	Créditos y cuentas por cobrar a clientes
Al 31 de diciembre de 2013	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones	26.390	83.332	25.955	221.638	357.315
Provisiones aplicadas	(18.319)	(21.341)	(4.782)	(119.113)	(163.555)
Castigos de colocaciones netos de provisiones	8.071	61.991	21.173	102.525	193.760

	Créditos y cuentas por cobrar a clientes
Al 31 de diciembre de 2012	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones	26.481	67.734	17.508	259.857	371.580
Provisiones aplicadas	(21.011)	(16.325)	(2.935)	(180.899)	(221.170)
Castigos de colocaciones netos de provisiones	5.470	51.409	14.573	78.958	150.410

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 124

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°33

REMUNERACIONES Y GASTOS DEL PERSONAL

a)	Composición del gasto por remuneraciones y gastos del personal:

	Al31 de diciembre de
	2013	2012
	MM$	MM$

Remuneraciones del personal	197.695	188.563
Bonos o gratificaciones	67.805	66.666
Beneficios basados en instrumentos de capital	684	1.747
Indemnización por años de servicio	8.828	8.966
Planes de pensiones (*)	(311)	58
Gastos de capacitación	2.366	2.423
Sala cuna y jardín infantil	2.542	2.487
Fondos de salud	3.493	3.571
Fondo bienestar	76	397
Otros gastos de personal	25.166	25.026
Totales	308.344	299.904

(*) A partir del 01 de enero de 2013 entraron en aplicación las modificaciones a NIC 19 “Beneficio a los empleados”, la cual tuvo efectos retroactivos. Ver Nota 02 “Cambios contables”.

b) Beneficios basados en instrumentos de capital

Banco Santander Chile y sus Afiliadas, como parte del Grupo Santander en España, en materia de remuneraciones, se adhiere a los planes de compensación variable diseñados por su matriz, para sus empleados, ligados a la consecución de metas y objetivos, cuyo cumplimiento es evaluado y retribuido de forma trimestral y/o anual. Adicionalmente, existen planes de remuneración variable de carácter plurianual orientados a la retención y motivación de ejecutivos, y cuyo pago depende del grado de consecución de metas, tanto comunes como individuales, durante un horizonte temporal superior al año.

Política de incentivos de largo plazo

El Comité de Directores de los tenedores patrimoniales de Banco Santander S.A. (Casa Matriz radicada en España, en adelante la “Sociedad Matriz”), aprobó un plan de incentivos a largo plazo, el cual fue ratificado localmente. Este plan está enfocado a los directores ejecutivos del Grupo Santander y a cierto personal ejecutivo en España y en otras compañías del Grupo Santander.

Plan de rendimiento de acciones

Consiste en un plan de incentivos multi-anual compensado en acciones de la Sociedad Matriz. Los beneficiarios del plan son los Directores Ejecutivos, los demás miembros de la Alta Dirección y otros miembros del Banco determinados por el Comité de Directores de la Casa Matriz o, cuando es delegado por éste, por el Comité Ejecutivo. Estas acciones serán distribuidas si los siguientes parámetros son cumplidos:

i.	El precio de la acción alcance un top 10 comparado con otros 30 bancos globales.
ii.	Las ganancias por acción alcance un top 10 comparado con otros 30 bancos globales.
iii.	Que el Banco cumpla con sus objetivos presupuestarios comerciales y financieros en los últimos dos años.
iv.	Que el ejecutivo cumpla sus metas personales durante los últimos dos años, y permanezca trabajando en el Banco hasta el final del programa.

Este plan implica la puesta en práctica de ciclos sucesivos de acciones entregadas a los beneficiarios. Cada ciclo tiene una duración de tres años, por lo que cada año un ciclo comenzará y, desde el 2009 en adelante, otro ciclo también terminará. El objetivo es establecer una adecuada secuencia entre la finalización del programa de incentivos vinculado al anterior Plan I06 y los sucesivos ciclos de este plan. Por ello, los dos primeros ciclos comenzaron en julio de 2007, teniendo el primer ciclo una duración de dos años (PI09) y el segundo ciclo ya con una duración estándar de tres años (PI10)

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 125

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°33

REMUNERACIONES Y GASTOS DEL PERSONAL, continuación

En Junio de 2008 y 2009 fueron aprobados en la Casa Matriz el inicio de los planes de incentivos de tercer (PI11) y cuarto (PI12) ciclo, los cuales son de tres años y están ligados al cumplimiento de los objetivos planteado. En Junio 2010 fue aprobado el quinto ciclo (PI13). En junio de 2011 fue aprobado el sexto y último ciclo del plan de acciones vinculadas al cumplimiento de objetivos (PI14). El primer ciclo (PI09) quedó cancelado el 31 de julio de 2009, el segundo ciclo (PI10) quedó cancelado el 31 de julio de 2010, el tercer ciclo (PI11) quedó cancelado el 31 de julio de 2011 y el cuarto ciclo (P12) quedó cancelado el 31 de julio de 2012.

Para cada uno de los ciclos se establece el número de acciones máximo que podría corresponder a cada beneficiario que haya permanecido activo en el Grupo durante el periodo de duración del plan. El objetivo, cuyo cumplimiento determinará el número de acciones a entregar se define por comparación de la evolución del Grupo con un grupo de entidades financieras de referencia, estará vinculado únicamente al Retorno Total para el Accionista (RTA). Con respecto a los planes aprobados hasta junio de 2008, los objetivos cuyo cumplimiento ha determinado el número de acciones a entregar se definían por comparación de la evolución del Grupo con un grupo de entidades financieras de referencia, estando vinculados a dos parámetros: el Retorno Total para el Accionista (RTA) y el Crecimiento del Beneficio por Acción (BPA).

El número final de acciones a ser distribuidas en cada ciclo viene determinado por el grado de logro de los objetivos al tercer aniversario de cada ciclo (con excepción del primer ciclo, para el cual el segundo aniversario fue considerado) y las acciones serán entregadas dentro de un período máximo de siete meses a partir del término del ciclo.

Con respecto al plan PI13, a la finalización del ciclo respectivo se calculó el RTA correspondiente a Santander y a cada una de las entidades del grupo de referencia y se ordenó de mayor a menor, determinando así el porcentaje de acciones a entregar, sobre la base de la siguiente escala y en función de la posición relativa de Santander dentro del grupo de entidades financieras de referencia:

Posición de Santander en el Ranking RTA	Porcentaje de acciones ganadas sobre máximo

1° a 5°	100,00%
6°	82,50%
7°	65,00%
8°	47,50%
9°	30,00%
10° en adelante	0,00%

En cuanto al plan PI14, la aplicación del criterio relativo al RTA determinará el porcentaje de acciones a entregar, sobre la base de la siguiente escala y en función de la posición relativa de Santander dentro del grupo de entidades financieras de referencia:

Posición de Santander en El Ranking RTA	Porcentaje de acciones ganadas sobre máximo

1° a 5°	100,00%
6°	86,05%
7°	72,00%
8°	58,00%
9°	44,00%
10°	30,00%
11° a 17°	0,00%

Si alguna de las entidades del grupo de referencia fuera adquirida por otra empresa, dejara de cotizar o desapareciera, se eliminará del grupo de referencia. En tal caso y en cualquier otro análogo al mismo, la comparación con el grupo de referencia se hará de manera que se ganará el porcentaje máximo de acciones si Santander queda dentro del primer cuartil (incluyendo el 25%il) del grupo de referencia; no se ganará ninguna acción si Santander queda por debajo de la mediana (50%il) del grupo de referencia; se ganará un 30% del máximo de las acciones en la mediana (50%il) y, para posiciones intermedias entre la mediana (exclusive) y el primer cuartil (25%il exclusive), se calculará por interpolación lineal.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 126

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°33

REMUNERACIONES Y GASTOS DEL PERSONAL, continuación

Al 31 de diciembre de 2013 los objetivos no fueron cumplidos por lo que el Plan I13 fue dado de baja, mientras que al 31 de diciembre de 2012 los objetivos fueron cumplidos en su totalidad para el plan I12, se mantiene vigente el Plan I14, por lo que el banco ha registrado un costo para el período de $684 millones ($1.747 millones al 31 de diciembre de 2012), el cual es cargado a resultado en el período específico en el cual los beneficiarios proporcionaron sus servicios a Banco Santander Chile. Este programa no tiene efectos dilutivos en los intereses no controlador. Este valor razonable fue calculado como se describe a continuación.

El valor razonable de cada uno de los planes concedidos por el Grupo se calcula en la fecha de concesión. Las condiciones de transmisión ajenas al mercado se tienen en cuenta ajustando el número de acciones o de opciones sobre acciones incluidas en la medición del costo del servicio del empleado por lo que, en última instancia, la cuantía reconocida en la cuenta de pérdidas y ganancias refleja el número de acciones u opciones sobre acciones transmitidas. La volatilidad de los precios de las acciones se ha basado en la escala de volatilidad implícita para las acciones del Banco a los precios de ejercicio y la duración que corresponden a la mayoría de las sensibilidades.

Para el cálculo del valor razonable de los Planes de Acciones Vinculados a Objetivos se ha procedido como sigue:

-	Se ha considerado que los beneficiarios no causarán baja durante el periodo de cada plan.

-	El valor razonable de la posición relativa del RTA de la Sociedad Matriz fue determinado en la fecha de concesión en base a un informe de un experto independiente basado en el empleo del modelo de valoración de Monte Carlo que realizó 10.000 simulaciones para determinar el RTA de cada una de las empresas del Grupo de referencia, teniendo en cuenta las variables ya mencionadas. Los resultados (cada uno de los cuales representa la distribución de un número de acciones) son clasificados en orden descendente a través del cálculo del promedio ponderado y descontando este monto a la tasa de interés libre de riesgo.

	PI12	PI13	PI14
Volatilidad esperada (*)	42,36%	49,65%	51,35%
Rendimiento de dividendos anuales históricos	4,88%	6,34%	6,06%
Tasa de interés libre de riesgo	2,04%	3,33%	4,07%

(*) Se determina en base a la volatilidad histórica del período correspondiente (tres años).

El resultado de la aplicación del modelo de simulación arroja un valor porcentual de un 55,42% para el plan I-12, de un 62,62% para el plan I-13 y de un 55,39% para el plan I-14. Dicha valoración, al estar referida a una condición de mercado, no es susceptible de ajuste desde la fecha de concesión.

Dicho porcentaje junto al precio por acción, determinado como el promedio de los 15 días hábiles de transacción desde el 1 de abril de cada año, excluyendo el 1 de abril, determinan el costo por acción que tendrá este beneficio para Chile.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 127

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°33

REMUNERACIONES Y GASTOS DEL PERSONAL, continuación

A continuación se muestra un cuadro que detalla parte de lo anteriormente mencionado:

	Número de acciones	Precio de ejercicio €	Grupo de empleados	Número de personas	Fecha de inicio del derecho	Fecha de finalización del derecho

Derechos concedidos (Plan I12)	327.882	-	Gerentes	157	01-07-2009	30-06-2012
Derechos concedidos (Plan I12)	36.848	-	Otros cargos no gerenciales	76	01-07-2009	30-06-2012
Stock Planes en vigor al 31 de diciembre de 2009	364.730

Flujo año 2010
Derechos concedidos (Plan I12)	564.339	-	Gerentes	170	01-07-2009	30-06-2012
Derechos concedidos (Plan I12)	43.787	-	Otros cargos no gerenciales	63	01-07-2009	30-06-2012
Derechos concedidos (Plan I13)	310.902	-	Gerentes	166	01-07-2010	30-06-2013
Derechos concedidos (Plan I13)	65.148	-	Otros cargos no gerenciales	68	01-07-2010	30-06-2013
Stock planes en vigor al 31 de diciembre de 2010	1.348.906

Flujo año 2011
Derechos concedidos (Plan I12)	591.686	-	Gerentes	157	01-07-2009	30-06-2012
Derechos concedidos (Plan I12)	79.631	-	Otros cargos no gerenciales	77	01-07-2009	30-06-2012
Derechos concedidos (Plan I13)	650.474	-	Gerentes	166	01-07-2011	30-06-2013
Derechos concedidos (Plan I13)	136.303	-	Otros cargos no gerenciales	68	01-07-2011	30-06-2013
Derechos concedidos (Plan I14)	268.318	-	Gerentes	147	01-07-2012	30-06-2014
Derechos concedidos (Plan I14)	27.185	-	Otros cargos no gerenciales	82	01-07-2012	30-06-2014
Stock Planes en vigor al 31 de diciembre de 2011	3.102.503

Flujo año 2012
Derechos concedidos Plan I12	601.101	-	Gerentes	157	01-07-2009	30-06-2012
Derechos concedidos Plan I12	63.254	-	Otros cargos no gerenciales	77	01-07-2009	30-06-2012
Derechos concedidos Plan I13	501.456	-	Gerentes	166	01-07-2010	30-06-2013
Derechos concedidos Plan I13	129.076	-	Otros cargos no gerenciales	114	01-07-2010	30-06-2013
Derechos concedidos Plan I14	508.144	-	Gerentes	147	01-07-2011	30-06-2014
Derechos concedidos Plan I14	46.810	-	Otros cargos no gerenciales	82	01-07-2011	30-06-2014
Derechos ejercidos Plan I12	(2.085.008)	-	Gerentes	157	01-07-2009	30-06-2012
Derechos ejercidos Plan I12	(223.520)	-	Otros cargos no gerenciales	77	01-07-2009	30-06-2012
Stock planes en vigor al 31 de diciembre de 2012	2.643.816

Flujo año 2013
Plan I13 dado de baja (*)	(1.462.832)	-	Gerentes	166	-	-
Plan I13 dado de baja (*)	(330.527)	-	Otros cargos no gerenciales	114	-	-
Stock planes en vigor al 31 de diciembre de 2013	850.457

Plan I14	850.457

(*) Plan I13 no cumple con los requisitos de asignación.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 128

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°34

GASTOS DE ADMINISTRACIÓN

Al 31 de diciembre de 2013 y 2012, la composición del rubro es la siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Gastos generales de administración	116.685	106.308
Mantenimiento y reparación de activo fijo	15.368	14.290
Arriendos de oficina	26.105	24.369
Arriendo de equipos	106	367
Primas de seguro	2.989	2.420
Materiales de oficina	4.579	5.796
Gastos de informática y comunicaciones	29.144	24.873
Alumbrado, calefacción y otros servicios	3.871	4.086
Servicio de vigilancia y transporte de valores	15.879	11.929
Gastos de representación y desplazamiento del personal	5.255	5.101
Gastos judiciales y notariales	1.619	1.113
Honorarios por informes técnicos y auditoria	6.400	7.396
Otros gastos generales de administración	5.370	4.568
Servicios subcontratados	44.411	41.127
Procesamientos de datos	26.489	26.581
Venta de productos	1.820	1.686
Servicio de archivos	1.728	795
Servicio de tasaciones	2.265	1.957
Almacenamiento de muebles	579	478
Personal outsourcing	9.489	8.253
Otros	2.041	1.377
Gastos del directorio	1.154	1.073
Gastos de marketing	15.800	16.899
Impuestos, contribuciones, aportes	10.141	10.476
Contribuciones de bienes raíces	1.201	1.615
Patentes	1.843	1.961
Otros impuestos	4	15
Aporte a la SBIF	7.093	6.885
Totales	188.191	175.883

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 129

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°35

DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS

a)	Los valores correspondientes a cargos a resultados por concepto de depreciaciones, amortizaciones y deterioros durante diciembre 2013 y 2012, se detallan a continuación:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Depreciaciones y amortizaciones
Depreciación del activo fijo	(22.452)	(21.195)
Amortizaciones de intangibles	(38.622)	(35.174)
Total depreciaciones y amortizaciones	(61.074)	(56.369)
Deterioro del activo fijo	(244)	(90)
Totales	(61.318)	(56.459)

Al 31 de diciembre de 2013, el importe del deterioro de activo fijo asciende a $244 millones, principalmente por siniestros de cajeros automáticos ($90 millones al 31 de diciembre de 2012).

b)	La conciliación entre los valores libros y los saldos al 31 de diciembre de 2013 y 2012, es la siguiente:

	Depreciación y amortización
	2013
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2013	(105.150)	(146.653)	(251.803)
Cargos por depreciación, y amortización del ejercicio	(22.452)	(38.622)	(61.074)
Bajas y ventas del ejercicio	154	-	154
Otros	-	-	-
Saldos al 31 de diciembre de 2013	(127.448)	(185.275)	(312.723)

	Depreciación y amortización
	2012
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2012	(84.230)	(111.479)	(195.709)
Cargos por depreciación, y amortización del ejercicio	(21.195)	(35.174)	(56.369)
Bajas y ventas del ejercicio	275	-	275
Otros	-	-	-
Saldos al 31 de diciembre de 2012	(105.150)	(146.653)	(251.803)

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 130

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°36

OTROS INGRESOS Y GASTOS OPERACIONALES

a)	Otros ingresos operacionales está conformado por los siguientes conceptos:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Ingresos por bienes recibidos en pago
Resultado venta de bienes recibidos en pago	6.571	2.654
Recupero de castigos y resultados bienes recibidos en pago	10.475	6.653
Subtotales	17.046	9.307
Resultados por venta en participación en sociedades
Utilidad en venta en participación en otras sociedades	-	599
Subtotales	-	599
Otros ingresos
Arriendos	328	142
Resultado por venta de activo fijo (1)	176	9.194
Recupero provisiones por contingencias	77	-
Indemnizaciones de compañías de seguros por siniestros	725	262
Otros	2.156	254
Subtotales	3.462	9.852

Totales	20.508	19.758

(1)	Durante el año 2013, no se han realizado ventas de sucursales. Al 31 de diciembre de 2012 se vendieron sucursales según el siguiente detalle:

Al 31 de diciembre de 2012	Número de	Valor libro	Precio de venta	Utilidad
	bienes	MM$	MM$	MM$
Agosto	2	361	1.045	684
Septiembre	9	4.578	9.485	4.907
Octubre	4	704	1.274	570
Diciembre	2	724	3.127	2.403
Total	17	6.367	14.931	8.564

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 131

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°36

OTROS INGRESOS Y GASTOS OPERACIONALES, continuación

b)	Otros gastos operacionales está conformado por los siguientes conceptos:

	31 de diciembre de
	2013	2012
	MM$	MM$
Provisiones y gastos de bienes recibidos en pago
Castigos de bienes recibidos en pago	8.796	9.180
Provisiones por bienes recibidos en pago	3.580	3.902
Gastos por mantención de bienes recibidos en pago	2.461	2.630
Subtotales	14.837	15.712

Gastos de tarjetas de crédito	2.157	973

Servicios a clientes	10.954	8.674

Otros gastos
Castigos operativos (1)	8.222	8.366
Pólizas de seguros de vida y seguros generales de productos	7.348	7.211
Impuesto adicional por gastos pagados al exterior	2.862	3.283
Resultado por venta de activo fijo	46	72
Provisiones por contingencias	5.805	7.964
Gasto por indemnizaciones	5.873	5.594
Pago Asociación de Retail	1.079	1.279
Gasto adopción tecnología chip en tarjetas	2.283	-
Otros	885	588
Subtotales	34.403	34.357

Totales	62.351	59.716

(1) Incluye $1.566 millones pagados a nuestros clientes como compensación por el retraso en el abono de fondos que se generó en 31 de octubre de 2012.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 132

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°37

OPERACIONES CON PARTES RELACIONADAS

Se consideran “partes relacionadas” al Banco, adicionalmente a las entidades dependientes y asociadas, el “personal clave” de la Dirección del Banco (miembros del Directorio del Banco y además los Gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos), así como las entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Adicionalmente, el Banco ha considerado como parte relacionada a las diferentes sociedades que forman parte del Grupo Santander a nivel mundial, en el entendido, que todas ellas poseen una matriz común, esto es, Banco Santander S.A. (radicada en España).

El artículo 89 de la Ley sobre Sociedades Anónimas, que se aplica también a los bancos, establece que cualquier operación con una parte relacionada debe efectuarse en condiciones de equidad, similares a las que habitualmente prevalecen en el mercado.

Por otra parte, el artículo 84 de la Ley General de Bancos establece límites para los créditos que pueden otorgarse a partes relacionadas y la prohibición de otorgar créditos a los directores, gerentes o apoderados generales del banco.

A continuación se indican las transacciones realizadas por el Banco con las partes relacionadas a éste, para su mejor comprensión, hemos dividido la información en cuatro categorías:

Sociedades del Grupo Santander

Esta categoría incluye a todas las sociedades pertenecientes al Grupo Santander a nivel mundial, y por tanto, incluye también aquellas sociedades donde el Banco ejerce algún grado de control (entidades dependientes y propósito especial).

Empresas asociadas

Esta categoría se incluyen a aquellas entidades donde el Banco, de acuerdo a lo señalo en la letra b) de la Nota 1 de los presentes Estados Financieros, ejerce algún grado influencia significativa sobre estas y que, en general, corresponden a las denominadas “sociedades de apoyo al giro”.

Personal clave

Esta categoría incluye a los miembros del Directorio del Banco y además los gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos.

Otros

En esta categoría se incluyen a aquellas partes relacionadas no incluidas en los grupos anteriormente descritos y que, en general, corresponden a aquellas entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Las condiciones de las transacciones con las partes vinculadas son equivalentes a las que se dan en transacciones hechas en condiciones de mercado o se han imputado las correspondientes retribuciones en especie.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 133

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°37

OPERACIONES CON PARTES RELACIONADAS, continuación

a) Créditos con partes relacionadas

A continuación se muestran los créditos y cuentas por cobrar además de los créditos contingentes, correspondientes a entidades relacionadas:

	Al 31 de diciembre de
	2013				2012
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Créditos y cuentas por cobrar:
Colocaciones comerciales	47.305	618	4.022	51.141	46.790	668	2.910	57.723
Colocaciones para vivienda	-	-	15.561	-	-	-	15.089	-
Colocaciones de consumo	-	-	2.061	-	-	-	1.513	-
Créditos y cuentas por cobrar:	47.305	618	21.644	51.141	46.790	668	19.512	57.723

Provisión sobre colocaciones	(238)	(3)	(44)	(6)	(329)	(3)	(39)	(9)
Colocaciones netas	47.067	615	21.600	51.135	46.461	665	19.473	57.714

Garantías	124.420	-	19.237	2.326	9	-	17.909	1.349

Créditos contingentes:
Avales y fianzas	-	-	-	-	-	-	-	-
Cartas de crédito	30.714	-	-	-	25.697	-	-	-
Boletas de garantía	172.274	-	-	9.989	34.897	-	-	1.443
Créditos contingentes:	202.988	-	-	9.989	60.594	-	-	1.443

Provisiones sobre créditos contingentes	(22)	-	-	(4)	(15)	-	-	(2)

Colocaciones contingentes netas	202.966	-	-	9.985	60.579	-	-	1.441

El movimiento de colocaciones con partes relacionadas durante los ejercicios 2013 y 2012, ha sido el siguiente:

	Al 31 de diciembre de
	2013				2012
	Sociedades	Empresas	Personal		Sociedades	Empresas	Personal
	del Grupo	asociadas	clave	Otros	del Grupo	asociadas	clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldo al 01 de enero de	107.384	668	19.512	59.166	52.673	663	19.698	63.081
Altas de colocaciones	161.763	377	7.313	14.858	78.586	21	6.132	10.927
Bajas de colocaciones	(18.854)	(427)	(5.181)	(12.894)	(23.875)	(16)	(6.318)	(14.842)

Totales	250.293	618	21.644	61.130	107.384	668	19.512	59.166

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 134

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°37

OPERACIONES CON PARTES RELACIONADAS, continuación

b)	Activos y pasivos con partes relacionadas

	Al 31 de diciembre de
	2013				2012
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	5.306	-	-	-	5.357	-	-	-
Instrumentos para negociación	-	-	-	-	-	-	-	-
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-
Contratos de derivados financieros	557.026	-	-	-	526.734	-	-	-
Instrumentos de inversión disponibles para la venta	-	-	-	-	-	-	-	-
Otros activos	2.460	-	-	-	4.339	-	-	-

Pasivos
Depósitos y otras obligaciones a la vista	58.030	10.406	2.783	23.300	65.386	2.563	2.286	17.211
Contratos de retrocompra y préstamos de valores	59.703	-	-	-	92.862	-	-	-
Depósitos y otras captaciones a plazo	54.212	299	3.774	156.977	97.449	373	2.842	39.193
Contratos de derivados financieros	537.162	-	-	-	387.903	-	-	-
Instrumentos de deuda emitidos	96.872	-	-	-	67.368	-	-	-
Otras obligaciones financieras	3.912	-	-	-	103.207	-	-	-
Otros pasivos	462	-	-	-	1.241	-	-	-

c)	Resultados reconocidos con partes relacionadas

	Al 31 de diciembre de
	2013				2012
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	(8.812)	50	1.065	(1.082)	(11.660)	54	948	(2.819)
Ingresos y gastos por comisiones y servicios	-	75	120	3.615	(1.191)	59	114	214
Utilidad neta de operaciones financieras y resultados de cambio (*)	(8.690)	-	(4)	(1.534)	241.424	-	(1)	107
Otros ingresos y gastos de operación	955	-	-	-	643	-	-	-
Resultado por inversiones en sociedades (**)	78.122	-	-	-	-	-	-	-
Remuneraciones y gastos del personal clave	-	-	(31.652)	-	-	-	(30.999)	-
Gastos de administración y otros	(28.371)	(30.758)	-	-	(23.121)	(20.461)	-	-

Totales	33.204	(30.633)	(30.471)	999	206.095	(20.348)	(29.938)	(2.498)

(*)	Corresponde principalmente a contratos de derivados se utilizan para cubrir financieramente el riesgo cambiario de los activos y pasivos que cubren posiciones del Banco y sus afiliadas.
(**)	Corresponde a utilidad en la venta de la subsidiaria Santander Asset Management S.A. Administradora General de Fondos.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 135

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°37

OPERACIONES CON PARTES RELACIONADAS, continuación

d)	Pagos al Directorio y personal clave de la gerencia

Las remuneraciones recibidas por el personal clave de la dirección, dentro de los cuales se considera el Directorio y todos los ejecutivos con cargo de Gerente, que se presentan en el rubro “Remuneraciones y gastos de personal” y/o “Gastos de administración” del Estado Consolidado de Resultados, corresponden a las siguientes categorías:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Remuneraciones del personal	16.954	16.880
Remuneraciones y gastos del Directorio	1.083	1.034
Bonos o gratificaciones	11.267	10.255
Compensaciones en acciones	684	1.508
Gastos de capacitación	55	138
Indemnizaciones por años de servicios	1.064	12
Fondos de salud	290	289
Otros gastos de personal	566	431
Plan de pensiones (*)	(311)	452
Totales	31.652	30.999

(*) Parte de los ejecutivos que calificaban para este beneficio dejo de pertenecer al Grupo por distintos motivos, por lo que el monto de la obligación disminuyó, generando un ingreso por reverso de provisiones.

e)	Conformación del personal clave

Al 31 de diciembre de 2013 y 2012, la conformación del personal clave del Banco se encuentra conformada de la siguiente forma.

	N° de ejecutivos
Cargos	Al 31 de diciembre de
	2013	2012

Directores	12	13
Gerentes de división	16	19
Gerentes de área	80	85
Gerentes	60	63

Totales personal clave	168	180

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 136

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°37

OPERACIONES CON PARTES RELACIONADAS, continuación

f)	Beneficio basado en instrumentos de capital

El siguiente cuadro muestra el movimiento de los beneficios basado en instrumentos de capital que han sido entregados al personal clave del Banco y sus asociadas. El detalle de cada uno de estos planes de beneficio es descrito en la Nota 33 letra b):

	Número de acciones	Precio de ejercicio €	Grupo de empleados	Número de personas	Fecha de inicio del derecho	Fecha de finalización del derecho

Derechos concedidos (Plan I12)	327.882	-	Gerentes	157	01-07-2009	30-06-2012
Stock Planes en vigor al 31 de diciembre de 2009	327.882

Flujo año 2010
Derechos concedidos (Plan I12)	564.339	-	Gerentes	170	01-07-2009	30-06-2012
Derechos concedidos (Plan I13)	310.902	-	Gerentes	166	01-07-2010	30-06-2013
Stock planes en vigor al 31 de diciembre de 2010	1.203.123

Flujo año 2011
Derechos concedidos (Plan I12)	591.686	-	Gerentes	157	01-07-2009	30-06-2012
Derechos concedidos (Plan I13)	650.474	-	Gerentes	166	01-07-2010	30-06-2013
Derechos concedidos (Plan I14)	268.318	-	Gerentes	147	01-07-2011	30-06-2014
Stock Planes en vigor al 31 de diciembre de 2011	2.713.601

Flujo año 2012
Derechos concedidos Plan I12	601.101	-	Gerentes	157	01-07-2009	30-06-2012
Derechos concedidos Plan I13	501.456	-	Gerentes	166	01-07-2010	30-06-2013
Derechos concedidos Plan I14	508.144	-	Gerentes	147	01-07-2011	30-06-2014
Derechos ejercidos Plan I12	(2.085.008)	-	Gerentes	157	01-07-2009	30-06-2012
Stock planes en vigor al 31 de diciembre de 2012	2.239.294

Flujo año 2013
Plan I13 dado de baja (*)	(1.462.832)	-	Gerentes	166	-	-
Stock planes en vigor al 31 de diciembre de 2013	776.462

Plan I14	776.462

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 137

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°38

PLANES DE PENSIONES

El Banco tiene a disposición de sus principales directivos un beneficio adicional, consistente en un plan de pensiones, que tiene por objetivo que estos cuenten con fondos para una mejor pensión complementaria al momento de su retiro.

En este sentido, el Banco complementará los aportes voluntarios que realicen los beneficiarios para su pensión futura, mediante una contribución equivalente. Los directivos tendrán un derecho a recibir este beneficio, sólo cuando cumplan con las siguientes condiciones copulativas:

a.	Orientado a los Directivos del Grupo.
b.	El requisito general para optar a este beneficio, es estar en ejercicio de su cargo al momento de cumplir los 60 años.
c.	El Banco contratara una póliza de seguro colectivo mixto (vida y ahorro) por cada directivo, siendo el contratante y beneficiario la empresa del Grupo a la que pertenezca el directivo. Se realizaran aportes periódicos por igual monto al que cada directivo aporte a su plan de cotizaciones voluntarias.
d.	El Banco será el responsable de otorgar los beneficios en forma directa.

En caso de término de la relación laboral entre el directivo y la respectiva empresa, antes de que éste reúna las condiciones anteriormente descritas, no se devengará a su favor ningún derecho que pueda derivarse de este plan de beneficios.

Excepcionalmente, en caso de fallecimiento o de invalidez total o parcial del directivo, él o sus herederos, según corresponda, tendrán derecho a recibir este beneficio.

El Banco efectuará los aportes de este plan de beneficios en base a pólizas de seguro colectivo mixto, cuyo beneficiario es el Banco. La compañía de seguros de vida con quien se encuentran contratadas dichas pólizas, no tiene el carácter de entidad vinculada o relacionada con el Banco o con alguna otra sociedad del Grupo Santander.

Los derechos que posee el Banco por el plan al cierre del ejercicio 2013 ascienden a $ 5.171 millones ($ 5.584 millones en 2012).

El importe de los compromisos de beneficio definido ha sido cuantificado por el Banco, en base de los siguientes criterios:

Método de cálculo:

Uso del método de la unidad de crédito proyectado que contempla cada año de servicio como generador de una unidad adicional de derecho a las prestaciones y valora cada unidad en forma separada. Se calcula en función al aporte de los fondos que considera como parámetro principal, factores asociados al tope previsional anual legal, los años de servicio, edad y renta anual de cada unidad valorada en forma individual.

Hipótesis actuariales utilizadas:

Supuestos actuariales respecto de las variables demográficas y financieras, son insesgadas y mutuamente compatibles entre sí. Las hipótesis actuariales más significativas consideradas en los cálculos fueron:

Los activos, relacionados con el fondo de ahorro aportado por el Banco en la Compañía de Seguros Euroamérica, por planes de prestaciones definidas se presentan neto de los compromisos asociados. El saldo de este concepto al cierre del ejercicio es el siguiente:

Cuadros informados al 31 de diciembre de 2013 y 2012:

	Planes post–empleo	Planes post–empleo
	2013	2012

Tabla de mortalidad	RV-2009	RV-2009
Tasa de desvinculación	5,0%	5,0%
Tabla de invalidez	PDT 1985	PDT 1985

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 138

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°38

PLANES DE PENSIONES, continuación

El movimiento del ejercicio por beneficios post empleo es el siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$
Activos por beneficios post empleo de prestaciones definidas	5.171	5.584
Compromisos por planes de prestaciones definidas
Con el personal activo	(3.888)	(3.595)
Causadas por el personal pasivo	-	-
Menos:
(Ganancias) pérdidas actuariales no reconocidas	-	-
Saldos al cierre del ejercicio	1.283	1.989

El flujo del ejercicio por beneficios post empleo es el siguiente:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

a) Valor razonable de los activos del plan
Saldo al inicio del ejercicio	5.584	5.508
Rendimiento esperado de los contratos de seguros	247	326
Aportaciones a cargo del empleador	(660)	(250)
(Ganancias) pérdidas actuariales (*)	-	-
Primas pagadas	-	-
Prestaciones pagadas	-	-
Valor razonable de los activos del plan al cierre del ejercicio	5.171	5.584
b) Valor actual de las obligaciones
Valor actual de las obligaciones al inicio del periodo	(3.594)	(3.143)
Incorporación neta de sociedades al Grupo	-	-
Costo de servicios del periodo corriente	(311)	(452)
Costo por intereses	-	-
Efecto reducción /liquidación	-	-
Prestaciones pagadas	-	-
Costo servicios pasados	-	-
(Ganancias) pérdidas actuariales	17	-
Otros movimientos	-	-
Valor actual de las obligaciones al cierre del ejercicio	(3.888)	(3.595)
Saldo neto al cierre del ejercicio	1.283	1.989

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 139

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°38

PLANES DE PENSIONES, continuación

Rendimiento esperado del Plan:

	Al 31 de diciembre de
	2013	2012

Tipo de rendimiento esperado de los activos del plan	UF + 2,50% anual	UF + 2,50% anual
Tipo de rendimiento esperado de los derechos de reembolso	UF + 2,50% anual	UF + 2,50% anual

Costos asociados al Plan:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$

Costos del servicio del período corriente	311	452
Costo por intereses	-	-
Rendimiento esperado de los activos del plan	(247)	(326)
Rendimiento esperado de los contratos de seguros vinculados a Plan:
Dotaciones extraordinarias	-	-
(Ganancias)/pérdidas actuariales reconocidas en el ejercicio	(17)	-
Costo de servicios pasados	-	-
Otros	-	-
Totales	47	126

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 140

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°39

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS

El valor razonable se define como el precio que se recibiría por la venta de un activo o se pagaría por la transferencia de un pasivo en una transacción ordenada en el mercado principal (o más ventajoso) en la fecha de la medición en condiciones de mercado presentes (es decir, un precio de salida) independientemente de si ese precio es observable directamente o estimado utilizando otra técnica de valoración. La medición a valor razonable supone que la transacción de venta del activo o transferencia del pasivo tiene lugar en el mercado principal del activo o pasivo o en el mercado más ventajoso para el activo o pasivo.

Para aquellos instrumentos financieros sin los precios de mercado disponibles, los valores razonables se han estimado utilizando transacciones recientes de instrumentos análogos y, en su defecto, los valores actuales u otras técnicas de valuación basadas en modelos matemáticos de valoración suficientemente contrastados por la comunidad financiera internacional. En la utilización de estos modelos, se tienen en consideración las peculiaridades específicas del activo o pasivo a valorar y, muy especialmente, los distintos tipos de riesgos que el activo o pasivo lleva asociados.

Estas técnicas son inherentemente subjetivas y se ven significativamente afectadas por los supuestos utilizados, incluyendo la tasa de descuentos, las estimaciones de flujos de efectivo futuros y las hipótesis de prepago. En ese sentido, pueden dar lugar a que el valor razonable así estimado de un activo o pasivo no coincida exactamente con el precio al que el activo o pasivo podría ser entregado o liquidado en la fecha de su valoración y no puedan ser justificadas en comparación con mercados independientes.

Determinación del valor razonable de los instrumentos financieros

A continuación se presenta una comparación entre el valor por el que figuran registrados los activos y pasivos financieros del Banco y su correspondiente valor razonable al 31 de diciembre de 2013 y 2012:

	Al 31 de diciembre de
	2013		2012
	Monto registrado	Valor razonable	Monto registrado	Valor razonable
	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.571.810	1.571.810	1.250.414	1.250.414
Operaciones con liquidación en curso	604.077	604.077	520.267	520.267
Instrumentos para negociación	287.567	287.567	338.287	338.287
Contrato de retrocompra y préstamos de valores	17.469	17.469	6.993	6.993
Contratos de derivados financieros	1.494.018	1.494.018	1.293.212	1.293.212
Créditos y cuentas por cobrar a clientes y adeudado por bancos	20.452.416	23.562.746	18.416.484	20.682.784
Instrumentos de inversión disponibles para la venta	1.700.993	1.700.993	1.826.158	1.826.158

Pasivos
Depósitos y obligaciones con bancos	16.978.412	16.921.614	15.520.235	15.495.714
Operaciones con liquidación en curso	276.379	276.379	284.953	284.953
Contratos de retrocompra y préstamos de valores	208.972	208.972	304.117	304.117
Contratos de derivados financieros	1.300.109	1.300.109	1.146.161	1.146.161
Instrumentos de deuda emitidos y otras obligaciones financieras	5.388.439	5.729.213	4.763.900	5.300.998

Adicionalmente, las estimaciones del valor razonable presentadas anteriormente, no intentan estimar el valor de las ganancias del Banco generadas por su negocio, ni futuras actividades, y por lo tanto no representa el valor del Banco como empresa en marcha. A continuación se detalla los métodos utilizados para la estimación del valor razonable de los instrumentos financieros.

a)	Efectivo y depósitos en bancos

El valor registrado de efectivo y adeudado por bancos se aproxima a su valor razonable estimado dado por su naturaleza de corto plazo.

b)	Operaciones con liquidación en curso, instrumentos para negociación, instrumentos de inversión disponibles para la venta, contratos de retrocompra y préstamos de valores

El valor razonable estimado de estos instrumentos financieros se determinó utilizando valores de mercado o cotizaciones de un dealer disponible, o los precios cotizados en el mercado de instrumentos financieros con características similares. Las inversiones con vencimiento en menos de un año se valúan a su valor registrado, porque son, debido a su corto plazo de madurez, consideradas que tienen un valor razonable que no es significativamente diferente de su valor registrado. Para las estimaciones del valor razonable de las inversiones de deuda o valores representativos de deuda incluidos en estos rubros, éstas toman en cuenta variables e insumos adicionales, a la medida que apliquen, incluyendo estimación de tasas de prepago, y riesgo de crédito de los emisores.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 141

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°39

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

c)	Créditos y cuentas por cobrar a clientes y adeudado por bancos

El valor razonable de los préstamos comerciales, préstamos hipotecarios, tarjetas de crédito y préstamos de consumo es medido utilizando el análisis de descuento de flujos de caja. Para esto se utilizan tasas de interés vigente en el mercado en consideración al producto, plazo, monto y similar calidad crediticia. El valor razonable de los préstamos que tienen una mora igual o superior a 90 días es medido utilizando el valor de mercado de la garantía asociada, descontada a la tasa y plazo esperado de realización. Para los préstamos de tasa variable cuyas tasas de interés cambian frecuentemente (mensualmente o trimestralmente) y que no están sujetas a ningún cambio significativo de riesgo de crédito, el valor razonable estimado se basa en su valor libro.

d)	Depósitos

El valor razonable revelado de depósitos que no devengan interese y cuentas de ahorro es la cantidad a pagar en la fecha de reporte y, en consecuencia, es igual a la suma registrada. El valor razonable de los depósitos a plazo se calcula utilizando el método de flujo de caja descontado, que aplica tasas de interés corrientes ofrecidas actualmente a un calendario de vencimientos mensuales previstos en el mercado.

e)	Instrumentos de deuda emitidos a corto y largo plazo

El valor razonable de estos instrumentos financieros se calcula utilizando el análisis de descuento del flujo de caja basado en las tasas de préstamos incrementales corrientes, para similares tipos de acuerdos de préstamos, con vencimientos similares.

f)	Contratos de derivados financieros

El valor razonable estimado de los contratos de forwards de divisas se calculó utilizando los precios cotizados en el mercado de instrumentos financieros de características similares.

El valor razonable de los swaps de tipos de interés representa el importe estimado que el Banco espera recibir o pagar para rescindir los contratos o acuerdos, teniendo en cuenta las estructuras de plazos de la curva de tipo de interés, volatilidad del subyacente y el riesgo de crédito de las contrapartes.

Si no existen precios cotizados en el mercado (directos o indirectos) para algún instrumento derivado, las respectivas estimaciones de valor razonable se han calculado utilizando modelos y técnicas de valuación tales como Black-Scholes, Hull y simulaciones de Monte Carlo y considerando las entradas/insumos relevantes tales como volatilidad de opciones, correlaciones observables entre subyacentes, riesgo de crédito de las contrapartes, la volatilidad implícita del precio, velocidad con que la volatilidad revierte a su valor medio, relación lineal (correlación) entre el valor de una variable de mercado y su volatilidad, entre otras.

Medida del valor razonable y jerarquía

La NIIF 13 “Medición del Valor Razonable” establece una jerarquía de valor razonable, que segrega los insumos y/o supuestos de técnicas de valoración utilizados para medir el valor razonable de instrumentos financieros. La jerarquía brinda la máxima prioridad a precios cotizados no ajustados en mercados activos, para activos o pasivos idénticos (nivel 1) y la más baja prioridad a las medidas que implican importantes entradas o insumos no observables (nivel 3 mediciones). Los tres niveles de la jerarquía de valor razonable son los siguientes:

• Nivel 1: los datos de entrada son precios cotizados (no ajustados) en mercados activos para activos y pasivos idénticos para los cuales el Banco puede acceder a la fecha de medición.

• Nivel 2: los datos de entrada distintos a los precios cotizados incluidos en el Nivel 1 que son observables para activos o pasivos, directa o indirectamente.

• Nivel 3: los datos de entradas no observables para el activo o pasivo.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 142

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°39

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

El nivel en la jerarquía en el que una medición se clasifica, se basa en el nivel más bajo de la entrada/insumo que es significativo para la medición como tal del valor razonable en su totalidad.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción observado en el mercado (Nivel 1).

En los casos donde no puedan observarse cotizaciones, la dirección realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos (Nivel 2) y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos (Nivel 1) comprenden:

-	Bonos del Gobierno y Tesorería de Chile.

En el caso que los instrumentos no sean observables en mercado en un 100%, sin embargo, el precio es función de otros precios que si son observables en mercado (Nivel 2).

Los siguientes instrumentos financieros son clasificados en el nivel 2:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción
• Letras hipotecarias, bonos privados	Valor presente de los flujos.

Las tasas (TIR) las provee RiskAmérica según el siguiente criterio:

Si en el día de valorización existen una o más transacciones validas en la Bolsa de Comercio de Santiago para un determinado nemotécnico, la tasa informada es el promedio ponderado por monto de tasas observadas.

En el caso de no existir transacciones válidas para un determinado nemotécnico el día de la valorización, la tasa informada es una “TIR base”, a partir de una estructura de referencia, más un “Spread Modelo” basado en la información de spreads históricos del mismo papel o de papeles similares..

• Depósitos a Plazo	Valor presente de los flujos.

Las tasas (TIR) las provee RiskAmérica según el siguiente criterio:

Si en el día de valorización existen una o más transacciones validas en la Bolsa de Comercio de Santiago para un determinado nemotécnico, la tasa informada es el promedio ponderado por monto de tasas observadas.

En el caso de no existir transacciones válidas para un determinado nemotécnico el día de la valorización, la tasa informada es una “TIR base”, a partir de una estructura de referencia, más un “Spread Modelo” basado las “curvas Emisoras”.

• Swap Cámara Promedio (CMS), Forward de FX e inflación, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Valor presente de los flujos.

Las tasas (TIR) las provee ICAP, GFI, Tradition y Bloomberg según el siguiente criterio:

Con los precios de mercado publicados se construye la curva de valorización mediante el método de bootstrapping y luego se utiliza esta curva para valorizar los distintos derivados.

• Opciones FX	Black-Scholes

Fórmula ajustada por smile de volatilidad (volatilidad implícita). Los precios (volatilidades) los provee BGC Partners según el siguiente criterio:

Con los precios de mercado publicados se construye la superficie de volatilidad mediante interpolación y luego se utilizan estas volatilidades para valorizar las opciones.

En limitadas ocasiones, se utilizan inputs no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado o un mix con datos que si son observables:

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 143

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°39

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

Los siguientes instrumentos financieros son clasificados a nivel 3:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción
• Caps/Floors/Swaptions	Modelo Black Normal para Cap/Floors y Swaptions	No hay input observable de volatilidad implícita.

• Opciones UF	Black – Scholes	No hay input observable de volatilidad implícita.

• CCS con Ventana	Hull-White	Modelo Hibrido HW para tasas y moción browniana para FX. No hay input observable de volatilidad implícita.

• CCS (contratos especiales)	FRA Implícito	Start Fwd no soportadas por Murex (plataforma) debido a la estimación UF fwd.

• CCS, IRS, CMS en TAB	Valor presente de flujos	Valorización obtenida usando curva de interés interpolando a vencimiento de flujos, no obstante TAB no es una variable directamente observable ni correlacionada a ningún insumo de mercado.

• Certificados (en nuestro caso bonos de baja liquidez)	Valor presente de flujos	Valorización utilizando precios de instrumentos de similares características más una tasa de castigo por liquidez.

La siguiente tabla presenta los activos y pasivos que son medidos a valor razonable en una base recurrente, al 31 de diciembre de 2013 y 2012:

	Medidas de valor razonable
31 de diciembre de	2013	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	287.567	275.296	12.271	-
Instrumentos disponibles para la venta	1.700.993	654.945	1.045.210	838
Derivados	1.494.018	-	1.442.752	51.266
Totales	3.482.578	930.241	2.500.233	52.104

Pasivos
Derivados	1.300.109	-	1.298.690	1.419
Totales	1.300.109	-	1.298.690	1.419

	Medidas de valor razonable
31 de diciembre de	2012	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	338.287	334.756	3.531	-
Instrumentos disponibles para la venta	1.826.158	1.020.904	803.895	1.359
Derivados	1.293.212	-	1.231.422	61.790
Totales	3.457.657	1.355.660	2.038.848	63.149

Pasivos
Derivados	1.146.161	-	1.145.055	1.106
Totales	1.146.161	-	1.145.055	1.106

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 144

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°39

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

La siguiente tabla presenta la actividad del Banco para activos y pasivos medidos a valor justo en base recurrente usando entradas significativas sin observar (nivel 3) al 31 de diciembre de 2013 y 2012:

	Activos	Pasivos
	MM$	MM$

Al 01 de enero de 2013	63.149	(1.106)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(10.524)	(313)
Incluidas en resultados integrales	(521)	-
Compras, emisiones y colocaciones (netas)	-	-

Al 31 de diciembre de 2013	52.104	(1.419)

Ganancias o pérdidas totales incluidas en resultado del 2013 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de diciembre de 2012	(11.045)	(313)

	Activos	Pasivos
	MM$	MM$

Al 01 de enero de 2012	83.483	(1.369)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(19.724)	263
Incluidas en resultados integrales	(610)	-
Compras, emisiones y colocaciones (netas)	-	-

Al 31 de diciembre de 2012	63.149	(1.106)

Ganancias o pérdidas totales incluidas en resultado del 2012 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de diciembre de 2011	(20.334)	263

Las ganancias (pérdidas) realizadas y no realizadas incluidas en resultado para el año 2013 y 2012 de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3), se registran en el Estado de Resultados dentro del rubro “Utilidad neta de operaciones financieras”.

El efecto potencial al 31 de diciembre de 2013 y 2012 sobre la valoración de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3) que se derivaría de un cambio en las principales hipótesis en el caso de utilizar otras hipótesis razonablemente posibles menos favorables o más favorables que las empleadas, no es considerado significativo para el Banco.

La siguiente tabla muestra los instrumentos financieros sujetos de compensación de acuerdo a NIC 32:

	Al 31 de diciembre de 2013
	Instrumentos financieros sujetos a compensación			Importes vinculados no compensados en el balance de situación			Resto Instrumentos financieros no vinculados y/o no sujetos a compensación
Instrumento financiero	Importes brutos de activos financieros	Importes brutos de pasivos financieros compensados en el balance de situación	Importe neto ("+" o " -") de activos financieros presentados en el balance de situación	Instrumentos financieros- Activos	Instrumentos financieros- Pasivos	Importe neto	Activos	Pasivos	Importe neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Contratos de derivados financieros	-	-	-	1.309.025	1.240.820	68.205	184.993	59.289	125.704
Contratos de retrocompra	-	-	-	-	-	-	17.469	208.972	(191.503)
Total	-	-	-	1.309.025	1.240.820	68.205	202.462	268.261	(65.799)

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 145

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°40

ADMINISTRACIÓN DE RIESGOS

Introducción y descripción general

El Banco, mediante su actividad con instrumentos financieros, está expuesto a varios tipos de riesgos. Los principales riesgos relacionados con los instrumentos financieros aplicables al Banco son los siguientes:

-	Riesgos de mercado: surgen por mantener instrumentos financieros cuyo valor puede verse afectado por variaciones en las condiciones de mercado; incluye generalmente los siguientes tipos de riesgo:
a.	Riesgo cambiario: surge como consecuencia de variaciones en el tipo de cambio entre monedas.
b.	Riesgo de valor razonable por tipo de interés: surge como consecuencia de variaciones en los tipos de interés de mercado.
c.	Riesgo de precio: surge como consecuencia de cambios en los precios de mercado, bien por factores específicos del propio instrumento, o bien por factores que afecten a todos los instrumentos negociados en el mercado.
d.	Riesgo de inflación: surge como consecuencia de cambios en los índices inflacionarios en Chile, cuyo efecto aplicaría principalmente a instrumentos financieros denominados en UF.

-	Riesgo de crédito: es el riesgo de que una de las partes del contrato del instrumento financiero deje de cumplir con sus obligaciones contractuales por motivos de insolvencia o incapacidad de las personas naturales o jurídicas y produzca en la otra parte una pérdida financiera.

-	Riesgo de liquidez: se denomina riesgo de liquidez a la posibilidad de que una entidad no pueda atender a sus compromisos de pago o, que para atenderlos, tenga que recurrir a la obtención de fondos en condiciones gravosas o que pudieran deteriorar la imagen y reputación de la entidad.

-	Riesgo operacional: se denomina riesgo que por errores humanos, en los sistemas, fraudes o eventos externos, que pudieran ocasionar al Banco pérdidas de reputación, tener implicancias legales o regulatorias o pérdidas financieras.

Esta nota incluye información de la exposición del Banco a estos riegos, y sus objetivos, políticas y procesos envueltos en la medición y manejo de ellos.

Estructura de manejo de riesgos

El Directorio es responsable por el establecimiento y seguimiento de la estructura de manejo de riesgos del Banco y con este propósito cuenta con un sistema de gobierno corporativo en línea con las recomendaciones y tendencias internacionales, adaptado a la realidad regulatoria chilena y adecuado a las prácticas más avanzadas de los mercados en que desarrolla su actividad. Para mejor ejercicio de esta función, el Directorio ha establecido el Comité de Activos y Pasivos (“ALCO”) el cual tiene como misión principal asistirle en el desarrollo de sus funciones relacionadas con el control y manejo de riesgos del Banco. Complementando al ALCO en el manejo de riesgos, el Directorio cuenta también con 3 comités claves: Comité de Mercados (“CDM”), Comité Ejecutivo de Crédito (“CEC”) y el Comité de Directores y Auditoría (“CDA”). Cada uno de los comités está compuesto por directores y miembros ejecutivos de la Administración del Banco.

El ALCO es responsable de desarrollar políticas de manejo de riesgos del Banco conforme a las directrices del Directorio, del Departamento Global de Riesgo de Santander España y los requerimientos regulatorios dictados por la Superintendencia de Banco e Instituciones Financieras de Chile (“SBIF”). Dichas políticas han sido creadas principalmente para identificar y analizar el riesgo que enfrenta el Banco, establecer los límites de riesgo y controles apropiados, y vigilar los riesgos y el cumplimiento de los límites. Las políticas de manejo de riesgos y los sistemas del Banco se revisan regularmente para reflejar los cambios en las condiciones de mercado, y los productos o servicios ofrecidos. El Banco, a través de la formación y gestión de normas y procedimientos, pretende desarrollar un entorno de control disciplinado y constructivo, en el que todos sus empleados comprenden sus funciones y obligaciones.

Para cumplir con sus funciones, el ALCO trabaja directamente con los departamentos de control y riesgo del Banco cuyos objetivos conjuntos incluyen:

-	evaluar aquellos riesgos que por su tamaño pudieran comprometer la solvencia del Banco, o que presenten potencialmente riesgos operacionales o de reputación significativos;
-	asegurar que el Banco se dota de los medios, sistemas, estructuras y recursos acordes con las mejores prácticas que permitan implantar la estrategia en la gestión de riesgos;
-	asegurar la integración, control y gestión de todos los riesgos del Banco;
-	ejecutar la aplicación en todo el Banco y sus negocios de principios, políticas y métricas de riesgo homogéneas;
-	desarrollar e implantar un modelo de gestión de riesgos en el Banco, de manera que la exposición de riesgo se integre adecuadamente en los diferentes procesos de toma de decisiones;
Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 146

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

-	identificar concentraciones de riesgo y alternativas de mitigación, realizar un seguimiento del entorno macroeconómico y competitivo, cuantificando sensibilidades y el previsible impacto de diferentes escenarios sobre el posicionamiento de riesgos; y
-	realizar la gestión de los riesgos estructurales de liquidez, tipos de interés y tipos de cambio, así como de la base de recursos propios del Banco.

Para cumplir con los objetivos anteriormente mencionados, el Banco (Administración y ALCO) realiza varias actividades relacionadas a la gestión de riesgo, las cuales incluyen: calcular las exposiciones al riesgo de las diferentes carteras y/o inversiones, considerando factores mitigadores (garantías, netting, colaterales, etc.); calcular las probabilidades de pérdida esperada de cada cartera y/o inversiones; asignar los factores de pérdida a las nuevas operaciones (rating y scoring); medir los valores en riesgos de las carteras y/o inversiones en función de distintos escenarios mediante simulaciones históricas; establecer límites a las potenciales pérdidas en función de los distintos riesgos incurridos; determinar los impactos posibles de los riesgos estructurales en los Estados Consolidados de Resultados del Banco; fijar los límites y alertas que garanticen la liquidez del Banco; e identificar y cuantificar los riesgos operacionales por líneas de negocios y así facilitar su mitigación mediante acciones correctoras.

El CDA es principalmente responsable de vigilar el cumplimiento de las políticas y procedimientos de gestión de riesgo del Banco, y de revisar la adecuación del marco de gestión de riesgos en relación con los riesgos que enfrenta el Banco.

Riesgo de crédito

El riesgo de crédito es el riesgo de que una de las partes del contrato del instrumento financiero deje de cumplir con sus obligaciones contractuales por motivos de insolvencia o incapacidad de las personas naturales o jurídicas y produzca en la otra parte una pérdida financiera. Para propósitos de la gestión del riesgo de crédito, el Banco consolida todos los elementos y componentes de la exposición al riesgo crediticio (ej. riesgo de mora individual por acreedor, riesgo innato de una línea de negocio o sector, y/o riesgo geográfico).

Mitigación del riesgo de crédito de créditos y/o cuentas por cobrar

El Directorio ha delegado la responsabilidad del manejo del riesgo de crédito al ALCO y al CEC y los departamentos de riesgos del Banco cuyos roles se resumen como sigue:

-	Formulación de políticas de crédito, en consulta con las unidades de negocio, cubriendo los requisitos de garantía, evaluación crediticia, calificación de riesgos y presentación de informes, documentos y procedimientos legales en cumplimiento con los requisitos reglamentarios, legales e internos del Banco.

-	Establecer la estructura de la autorización para la aprobación y renovación de solicitudes de crédito. El Banco estructura niveles de riesgo de crédito colocando límites a la concentración de ese riesgo en términos de deudores individuales, grupos de deudores, segmento de industrias y países. Los límites de autorización se asignan a los respectivos oficiales de la unidad de negocio (comerciales, consumo, PYMEs) para ser monitoreados de forma permanente por la Administración. Además, estos límites son revisados periódicamente. Los equipos de evaluación de riesgo a nivel de sucursal interactúan regularmente con clientes, no obstante para grandes operaciones, los equipos de riesgo de la matriz e inclusive el CEC, trabajan directamente con los clientes en la evaluación de los riesgos de crédito y la preparación de solicitudes de crédito. Inclusive, Banco Santander España participa en el proceso de aprobación de los créditos más significativos, por ejemplo a clientes o grupos económicos con importes de deuda mayores de US$40 millones.

-	Limitar concentraciones de exposición a clientes, contrapartes, en áreas geográficas, industrias (para cuentas por cobrar o créditos), y por emisor, calificación crediticia, liquidez y (para inversiones).

-	Desarrollar y mantener la clasificación de riesgo del Banco con el fin de clasificar los riesgos según el grado de exposición a pérdida financiera que enfrentan los respectivos instrumentos financieros y con el propósito de enfocar el manejo o gestión del riesgo específicamente a los riesgos asociados.

-	Revisar y evaluar el riesgo de crédito. Las divisiones de riesgo de la Administración son en gran medida independientes de la división comercial del banco y evalúan todos los riesgos de crédito en exceso de los límites designados, previo a las aprobaciones de créditos a clientes o previo a la adquisición de inversiones especificas. Las renovaciones y revisiones de créditos están sujetas a procesos similares.
Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 147

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

En la preparación de una solicitud de crédito para un cliente corporativo, el Banco verifica varios parámetros como la capacidad de servicio de la deuda (incluyendo, por lo general, los flujos de efectivo proyectados), la historia financiera del cliente y/o proyecciones para el sector económico en que opera. La división de riesgo está estrechamente envuelta en este proceso. Todas las solicitudes contienen un análisis de las fortalezas y debilidades del cliente, una calificación y una recomendación. Los límites de crédito no están determinados sobre la base de los saldos pendientes de los clientes, sino en el riesgo de crédito directo e indirecto del grupo financiero. Por ejemplo, una sociedad anónima sería evaluada junto con sus subsidiarias y afiliadas.

Los créditos de consumo son evaluados y aprobados por sus divisiones de riesgo respectivas (individuos, PYMEs) y el proceso de evaluación se basan en un sistema de evaluación conocido como Garra (Banco Santander) y Syseva de Santander Banefe, ambos procesos son descentralizados, automatizados y se basan en un sistema de puntuación que incluye las políticas de riesgo de crédito implementadas por el Directorio del Banco. El proceso de solicitud de créditos se basa en la recopilación de información para determinar la situación financiera del cliente y la capacidad de pago. Los parámetros que se utilizan para evaluar el riesgo de crédito del solicitante incluyen varias variables tales como: niveles de ingresos, duración del actual empleo, endeudamiento, informes de agencias de crédito.

-	Proporcionar asesoramiento, orientación y conocimientos especializados a las unidades de negocio para promover las mejores prácticas del Banco en la gestión del riesgo de crédito.

Mitigación del riesgo de crédito de otros activos financieros (inversiones, derivados, compromisos)

Como parte del proceso de adquisición de inversiones financieras e instrumentos financieros, el Banco considera la probabilidad de incobrabilidad de los emisores o las contrapartes utilizando evaluaciones internas y externas tales como evaluadoras de riesgos independientes del Banco. Además, el Banco se rige por una política estricta y conservadora la cuál asegura que los emisores de sus inversiones y contrapartes en transacciones de instrumentos derivados sean de la más alta reputación.

Adicionalmente, el Banco opera con diversos instrumentos que, aunque suponen exposición al riesgo de crédito, no están reflejados en el Estado de Situación Financiera Consolidado, como por ejemplo: avales y fianzas, cartas de crédito documentarias, boletas de garantía y compromisos para otorgar créditos.

Los avales y fianzas representan una obligación de pago irrevocable. En caso de que un cliente avalado no cumpla sus obligaciones con terceros caucionadas por el Banco, éste efectuará los pagos correspondientes, de modo que estas operaciones representan la misma exposición al riesgo de crédito que un préstamo común.

Las cartas de crédito documentarias son compromisos documentados por el Banco en nombre del cliente que son garantizados por las mercaderías embarcadas a las cuales se relacionan y, por lo tanto, tienen menor riesgo que un endeudamiento directo. Las boletas de garantía corresponden a compromisos contingentes que se hacen efectivos sólo si el cliente no cumple con la realización de obras pactadas con un tercero, garantizada por aquellas.

Cuando se trata de compromisos para otorgar crédito, el Banco está potencialmente expuesto a pérdidas en un monto equivalente al total no usado del compromiso. Sin embargo, el monto probable de pérdida es menor que el total no usado del compromiso. El Banco monitorea el período de vencimiento de las líneas de crédito porque generalmente los compromisos a largo plazo tienen un mayor riesgo de crédito que los compromisos a corto plazo.

Exposición máxima al riesgo de crédito

Para los activos financieros reconocidos en el Estado de Situación Financiera Consolidado, la exposición al riesgo de crédito es igual a su valor contable. Para las garantías financieras concedidas, la máxima exposición al riesgo de crédito es el máximo importe que el Banco tendría que pagar si la garantía fuera ejecutada.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 148

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

A continuación, se presenta la distribución por activo financiero de la exposición máxima al riesgo de crédito del Banco al 31 de diciembre de 2013 y 2012, sin deducir las garantías reales ni las mejoras crediticias recibidas:

		Al 31 de diciembre de
		2013	2012
		Monto de exposición	Monto de exposición
	Nota	MM$	MM$

Efectivo y depósitos en bancos	5	1.571.810	1.250.414
Operaciones con liquidación en curso	5	604.077	520.267
Instrumentos para negociación	6	287.567	338.287
Contrato de retrocompra y préstamos de valores	7	17.469	6.993
Contratos de derivados financieros	8	1.494.018	1.293.212
Créditos y cuentas por cobrar a clientes y adeudado por bancos (neto)	9 y 10	20.452.416	18.416.484
Instrumentos de inversión disponibles para la venta	12	1.700.993	1.826.158

Compromisos de préstamo/crédito no reconocidos:
Cartas de créditos documentarias emitidas	24	218.032	199.420
Cartas de crédito del exterior confirmadas	24	127.600	113.878
Garantías	24	1.212.799	1.046.114
Líneas de crédito disponibles	24	5.141.831	4.933.335
Avales y fianzas	24	181.416	139.059
Otros compromisos de créditos irrevocables	24	47.376	63.828
Totales		33.057.404	30.147.449

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 149

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

En cuanto a la calidad de los créditos, estos se clasifican en conformidad a lo descrito en el compendio de normas de la SBIF al 31 de diciembre de 2013 y 2012:

	31 de diciembre de
Categoría	2013				2012
Comerciales	Individuales	Porcentaje	Provisión	Porcentaje	Individuales	Porcentaje	Provisión	Porcentaje
Carterizados	MM$	%	MM$	%	MM$	%	MM$	%

A1	381.551	1,81%	135	0,02%	169.601	0,89%	59	0,01%
A2	2.013.820	9,56%	1.323	0,22%	1.945.252	10,26%	1.249	0,23%
A3	2.730.837	12,97%	2.923	0,48%	2.531.416	13,35%	2.650	0,48%
A4	2.115.403	10,04%	15.823	2,60%	1.587.998	8,37%	12.230	2,22%
A5	838.697	3,98%	13.712	2,25%	701.917	3,70%	12.356	2,25%
A6	443.059	2,10%	11.981	1,97%	335.676	1,77%	13.972	2,54%
B1	181.676	0,86%	8.061	1,33%	133.240	0,70%	5.699	1,04%
B2	80.513	0,38%	4.229	0,70%	77.411	0,41%	4.714	0,86%
B3	77.940	0,37%	10.430	1,72%	41.266	0,22%	5.393	0,98%
B4	33.922	0,16%	5.318	0,87%	35.980	0,19%	7.331	1,33%
C1	56.040	0,27%	1.121	0,18%	45.104	0,24%	902	0,16%
C2	46.996	0,22%	4.700	0,77%	30.796	0,16%	3.080	0,56%
C3	20.780	0,10%	5.195	0,85%	34.685	0,18%	8.672	1,58%
C4	43.109	0,21%	17.243	2,83%	28.246	0,15%	11.298	2,05%
C5	61.246	0,29%	39.811	6,54%	36.545	0,19%	23.754	4,32%
C6	64.755	0,31%	58.279	9,59%	46.246	0,24%	41.622	7,57%
Subtotal	9.190.344	43,63%	200.284	32.92%	7.781.379	41,02%	154.981	28,18%

	Grupales	Porcentaje	Provisión	Porcentaje	Grupales	Porcentaje	Provisión	Porcentaje
	MM$	%	MM$	%	MM$	%	MM$	%
Comercial
Cartera normal	2.237.256	10,62%	30.864	5,07%	2.380.961	12,55%	33.821	6,15%
Cartera en incumplimiento	400.101	1,90%	69.306	11,39%	417.254	2,20%	62.117	11,29%
Subtotal	2.637.357	12,52%	100.170	16,46%	2.798.215	14,75%	95.938	17,44%
Vivienda
Cartera normal	5.302.411	25,18%	15.701	2,58%	5.042.551	26,59%	17.485	22,99%
Cartera en incumplimiento	323.401	1,54%	27.605	4,54%	229.030	1,21%	18.505	24,85%
Subtotal	5.625.812	26,72%	43.306	7,12%	5.271.581	27,80%	35.990	47,84%
Consumo
Cartera normal	3.257.836	15,47%	112.468	18,49%	2.722.492	14,36%	126.493	3,18%
Cartera en incumplimiento	349.412	1,66%	152.117	25,01%	392.985	2,07%	136.766	3,36%
Subtotal	3.607.248	17,13%	264.585	43,50%	3.115.477	16,43%	263.259	6,54%
Totales carteras	21.060.761	100,00%	608.345	100,00%	18.966.652	100,00%	550.168	100,00%

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 150

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

Respecto a la cartera de evaluación individual las distintas categorías corresponden a:

-	Categorías A o Cartera en Cumplimiento Normal, es aquella que está conformada por deudores cuya capacidad de pago les permite cumplir con sus obligaciones y compromisos financieros, y que de acuerdo con la evaluación de su situación económico-financiera, no se visualiza que esta condición cambie en el corto plazo.

-	Categorías B o Cartera Subestándar, es aquella que contempla deudores con dificultades financieras o empeoramiento significativo de su capacidad de pago y sobre los que hay dudas razonables acerca del reembolso total de capital e intereses en los términos contractualmente pactados, mostrando una baja holgura para cumplir con sus obligaciones financieras en el corto plazo.

-	Categorías C o Cartera en Incumplimiento, está conformada por aquellos deudores sobre los cuales se considera remota su recuperación, pues muestran una deteriorada o nula capacidad de pago.

En cuanto a las carteras de evaluación grupal se realiza una evaluación en conjunto de las operaciones que la componen.

Refiérase a la Nota 32 para el detalle de los créditos del Banco deteriorados y sus respectivas provisiones. También refiérase a la Nota 21 para un detalle de los vencimientos de activos financieros del Banco.

Exposición a riesgo al crédito en contratos de derivados con el exterior

Al 31 de diciembre de 2013, la exposición extranjera del Banco, incluido el riesgo de la contraparte en la cartera de instrumentos derivados, fue de USD 991 millones o el 1,9% de los activos. En la tabla a continuación, la exposición a instrumentos derivados se calcula usando el riesgo de crédito equivalente, que es igual al valor neto del reemplazo más el valor potencial máximo, considerando el colateral en efectivo, que mitiga la exposición.

A continuación, se incluyen detalles adicionales con respecto a nuestra exposición a España e Italia, dado que tienen una calificación sobre 1 y es donde tenemos la mayor exposición en las categorías distintas a 1. No tenemos exposiciones soberanas a España e Italia. A continuación se detalla la exposición a Italia y España al 31 de diciembre de 2013, considerando el valor razonable de los instrumentos derivados.

País	Clasificación	Instrumentos derivados (ajustados a mercado) MM USD	Depósitos MM USD	Créditos MM USD	Inversiones financieras MM USD	Exposición total MM USD
España	2	0,28	8,56	0,04	-	8,88
Italia	2	66,40	4,04	0,84	-	71,28
Otro	2	5,08	0,17	0,98	-	6,23
Total		71,76	12,77	1,86	-	86,39

*	El monto total de esta exposición a instrumentos derivados debe compensarse diariamente con el colateral y, por ende, la exposición a créditos neta es USD$ 0

Nuestra exposición a España dentro del grupo es la siguiente:

Contraparte	País	Clasificación	Instrumentos derivados (ajustados a mercado) MM USD	Depósitos MM USD	Créditos MM USD	Inversiones financieras MM USD	Exposición total MM USD
Banco Santander España	España	2	0,28	8,56	-	-	8,84

*	El monto total de esta exposición a instrumentos derivados debe compensarse diariamente con el colateral y, por ende, la exposición a créditos neta es USD$ 0.28

**	Incluimos nuestra exposición a las sucursales de Santander en Nueva York y Hong Kong como exposición a España.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 151

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

Deterioro de otros instrumentos financieros

Al 31 de diciembre del 2013 y 2012 el Banco no tuvo deterioros significativos en sus activos financieros diferentes a créditos y/o cuentas por cobrar.

Garantías y mejoras crediticias

La máxima exposición al riesgo de crédito, en algunos casos, se ve reducida por garantías, mejoras crediticias y otras acciones que mitigan la exposición del Banco. En base a ello, la constitución de garantías es un instrumento necesario pero no suficiente en el otorgamiento de un crédito; por tanto la aceptación del riesgo por parte del Banco requiere la verificación de otras variables o parámetros tales como la capacidad de pago o generación de recursos para mitigar el riesgo contraído.

Los procedimientos para la gestión y valoración de garantías están recogidos en la política interna de gestión de riesgo. En dichas políticas se establecen los principios básicos para la gestión del riesgo de crédito, lo que incluye la gestión de las garantías recibidas en las operaciones con clientes. En este sentido, el modelo de gestión de riesgos incluye valorar la existencia de garantías apropiadas y suficientes que permitan llevar a cabo la recuperación del crédito cuando las circunstancias del deudor no le permitan hacer frente a sus obligaciones.

Los procedimientos utilizados para la valoración de las garantías son acordes a las mejores prácticas del mercado, que implican la utilización de tasaciones en garantías inmobiliarias, precio de mercado en valores bursátiles, valor de las participaciones en un fondo de inversión, etc. Todas las garantías reales recibidas deben estar correctamente instrumentadas e inscritas en el registro correspondiente, así como contar con la aprobación de las divisiones legales del Banco.

El Banco además cuenta con herramientas de calificación que permiten ordenar la calidad crediticia de las operaciones o clientes. Para poder estudiar cómo varía esta probabilidad, el Banco dispone de bases de datos históricas que almacenan la información generada internamente. Las herramientas de calificación varían según el segmento del cliente analizado (comerciales, consumo, PYMEs, etc.).

Se presenta a continuación el detalle de garantías, colaterales o mejoras crediticias a favor del Banco al 31 de diciembre de 2013 y 2012:

	Al 31 de diciembre de
	2013	2012
	MM$	MM$
Activos financieros no deteriorados:
Propiedades/hipotecas	12.701.836	11.462.572
Inversiones y otros	1.347.770	869.036
Activos financieros deteriorados:
Propiedades/hipotecas	663.889	1.145.721
Inversiones y otros	27.810	105.903
Totales	14.741.305	13.583.232
Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 152

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

Riesgo de liquidez

El riesgo de liquidez es el riesgo de que el Banco tenga dificultades para cumplir con las obligaciones asociadas con sus obligaciones financieras.

Gestión de riesgo de liquidez

El Banco está expuesto diariamente a requerimientos de fondos en efectivo provenientes de varias transacciones bancarias tales como giros de cuentas corrientes, pagos de depósitos a plazo, pagos de garantías, desembolsos de operaciones con derivados, etc. Como es inherente a la actividad bancaria, el Banco no mantiene fondos en efectivo para cubrir el saldo de esas posiciones, puesto que la experiencia muestra que sólo un nivel mínimo de estos fondos será retirado, lo cual puede ser previsto con un alto grado de certeza.

El enfoque del Banco a la gestión de la liquidez es asegurar, a la medida que sea posible, siempre tener suficiente liquidez para cumplir con sus obligaciones a su vencimiento, en circunstancias normales y condiciones de estrés, sin incurrir en pérdidas inaceptables o correr el riesgo de daño a la reputación del Banco. El Directorio fija límites en una porción mínima de fondos por vencer disponibles para cumplir dichos pagos y sobre un nivel mínimo de operaciones interbancarias y otras facilidades de préstamos que deberían estar disponibles para cubrir giros a niveles inesperados de demanda, lo cual es revisado periódicamente. Por otra parte, el Banco debe cumplir con límites regulatorios dictados por la SBIF para los descalces de plazos.

Esos límites afectan a los descalces entre flujos futuros de ingresos y de egresos del Banco considerado individualmente y son los siguientes:

i. descalces de hasta 30 días para todas las monedas, hasta una vez el capital básico;

ii. descalces de hasta 30 días para las monedas extranjeras, hasta una vez el capital básico; y

iii. descalces de hasta 90 días para todas las monedas, dos veces el capital básico.

El departamento de tesorería recibe información de todas las unidades de negocio sobre el perfil de liquidez de sus activos y pasivos financieros y detalles de otros flujos de efectivo proyectados que deriven de negocios futuros. De acuerdo a esta información, tesorería mantiene una cartera de activos líquidos a corto plazo, compuestos en gran parte de inversiones líquidas, préstamos y anticipos a otros bancos, para garantizar que el Banco mantenga suficiente liquidez. Las necesidades de liquidez de las unidades de negocio se cumplen a través de transferencias a corto plazo desde tesorería para cubrir cualquier fluctuación a corto plazo y la financiación de largo plazo para abordar todos los requisitos de liquidez estructural.

El Banco monitorea su posición de liquidez de forma diaria, determinando los flujos futuros de sus egresos e ingresos. Además al cierre de cada mes se realizan pruebas de estrés, para lo cual se utilizan una variedad de escenarios que abarcan tanto condiciones normales de mercado como condiciones de fluctuación del mismo. La política de liquidez y los procedimientos están sujetos a revisión y aprobación del Directorio del Banco. Informes periódicos son generados detallando la posición de liquidez del Banco y sus filiales, incluyendo cualquier excepción y medidas correctoras adoptadas, los cuales se someten regularmente a la revisión por el ALCO.

El Banco se basa en los depósitos de clientes (retail) e institucionales, obligaciones con bancos, instrumentos de deuda y depósito a plazo como sus principales fuentes de financiación. Si bien la mayoría de las obligaciones con bancos, instrumentos de deuda y depósito a plazo tienen vencimientos superiores a un año, los depósitos de los clientes (retail) e institucionales suelen tener vencimientos más cortos y una gran proporción de ellos son pagaderos dentro de 90 días. La naturaleza a corto plazo de estos depósitos aumenta el riesgo de liquidez del Banco y por ende el Banco gestiona activamente este riesgo mediante la supervisión constante de las tendencias de mercado y el manejo de precios.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 153

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

La exposición al riesgo de liquidez

Una de las medidas clave utilizada por el Banco para la gestión de riesgo de liquidez es la proporción de activos líquidos netos a los depósitos de los clientes. Para este fin, los activos líquidos netos deben incluir caja/efectivo, equivalentes de efectivo e inversiones de deuda para los cuales existan un mercado activo y líquido menos los depósitos de los bancos, valores de renta fija emitidos, préstamos y otros compromisos con vencimiento en el próximo mes. Una medida similar, pero no idéntica, se utiliza como calculo para medir el cumplimiento del Banco con el límite de liquidez establecido por la SBIF, donde el Banco determina el descalce entre sus derechos y obligaciones según vencimientos de acuerdo al comportamiento estimado. Las proporciones de los descalces a 30 días en relación al capital y 90 días respecto a 2 veces el capital se muestra en el siguiente cuadro:

	Al 31 de diciembre de
	2013	2012
	%	%
A 30 días	30,00	51,00
A 30 días moneda extranjera	(22,00)	3,00
A 90 días	31,00	29,00

Seguidamente se presenta el desglose, por vencimientos contractuales, de los saldos de los activos y pasivos del Banco al 31 de diciembre de 2013 y 2012, considerando además aquellos compromisos no reconocidos:

Al 31 de diciembre de 2013	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Entre 1 y 5 años	Más de 5 años	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Vencimiento de activos (Nota 21)	2.950.498	2.647.295	2.190.406	4.387.042	7.412.088	7.149.366	26.736.695
Vencimiento de pasivos (Nota 21)	(6.106.601)	(6.238.544)	(3.346.439)	(3.766.394)	(2.328.605)	(2.365.728)	(24.152.311)
Vencimiento neto	(3.156.103)	(3.591.249)	(1.156.033)	620.648	5.083.483	4.783.638	2.584.384
Compromisos de préstamo/crédito no reconocidos:
Avales y fianzas	-	(7.745)	(9.292)	(137.269)	(19.001)	(8.109)	(181.416)
Cartas de crédito del exterior confirmadas	-	(17.347)	(50.984)	(24.639)	(26.543)	(8.087)	(127.600)
Cartas de créditos documentarias emitidas	-	(48.634)	(101.181)	(46.210)	(22.007)	-	(218.032)
Garantías	-	(128.171)	(145.878)	(493.530)	(419.414)	(25.806)	(1.212.799)

Vencimiento neto, incluyendo compromisos	(3.156.103)	(3.793.146)	(1.463.368)	(81.000)	4.596.518	4.741.636	844.537

Al 31 de diciembre de 2012	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Entre 1 y 5 años	Más de 5 años	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Vencimiento de activos (Nota 21)	2.954.752	1.353.187	2.081.752	3.969.599	7.060.705	6.781.988	24.201.983
Vencimiento de pasivos (Nota 21)	(5.396.782)	(5.423.233)	(2.740.256)	(3.219.159)	(3.236.072)	(2.003.864)	(22.019.366)
Vencimiento neto	(2.442.030)	(4.070.046)	(658.504)	750.440	3.824.633	4.778.124	2.182.617
Compromisos de préstamo/crédito no reconocidos:
Avales y fianzas	-	(23.315)	(24.201)	(22.051)	(65.571)	(3.921)	(139.059)
Cartas de crédito del exterior confirmadas	-	(4.786)	(22.127)	(40.870)	(46.095)	-	(113.878)
Cartas de créditos documentarias emitidas	-	(52.056)	(103.153)	(6.351)	(37.860)	-	(199.420)
Garantías	-	(82.428)	(136.561)	(312.299)	(488.770)	(26.056)	(1.046.114)

Vencimiento neto, incluyendo compromisos	(2.442.030)	(4.232.631)	(944.546)	368.869	3.186.337	4.748.147	684.146

Las tablas anteriores muestran los flujos de efectivo sin descontar de los activos y pasivos financieros del Banco sobre la base estimada de vencimientos. Los flujos de caja esperados del Banco por estos instrumentos, pueden variar considerablemente en comparación a este análisis. Por ejemplo, se espera que los depósitos a la vista se mantengan estables o tengan una tendencia creciente, y los compromisos de préstamos no reconocidos no se espera que se ejecuten todos los que se han dispuesto. Además, el desglose anterior excluye las líneas de crédito disponible, ya que éstas carecen de vencimientos definidos contractuales.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 154

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

Riesgo de mercado

El riesgo de mercado surge como consecuencia de la actividad mantenida en los mercados, mediante instrumentos financieros cuyo valor puede verse afectado por variaciones en las condiciones del mercado, reflejadas en cambios en los diferentes activos y factores de riesgos financieros. El riesgo puede ser mitigado a través de coberturas mediante otros productos (activos/pasivos o derivados), o deshaciendo la operación/posición abierta. El objetivo de la gestión de riesgo de mercado es la gestión y el control de la exposición al riesgo de mercado dentro de parámetros aceptables.

Existen cuatro grandes factores de riesgo que afectan a los precios de mercado: tipos de interés, tipos de cambio, precio, e inflación. Adicionalmente, y para determinadas posiciones, resulta necesario considerar también otros riesgos, tales como el riesgo de spread, riesgo de base, riesgo de commodities, la volatilidad o el riesgo de correlación.

Gestión de riesgo de mercado

La gestión interna del Banco para medir el riesgo de mercado se basa principalmente en los procedimientos y normas de Santander España, los cuales se basan en analizar la gestión en tres componentes principales:

-	cartera de negociación;
-	cartera de gestión financiera local;
-	cartera de gestión financiera foránea.

La cartera de negociación se compone principalmente de aquellas inversiones valoradas a su valor justo, libre de cualquier restricción para su venta inmediata y que con frecuencia son comprados y vendidos por el Banco con la intención de venderlos en el corto plazo a fin de beneficiarse de las variaciones de precios a corto plazo. Las carteras de gestión financiera incluyen todas las inversiones financieras no consideradas en la cartera de negociación.

La responsabilidad general de riesgo de mercado recae en el ALCO. El departamento de riesgos/finanzas del Banco es el responsable de la elaboración de políticas detalladas de gestión y de su aplicación en la operativa del Banco conforme a las directrices establecidas por el ALCO y por el Departamento de Riesgo Global del Banco Santander de España.

Las funciones del departamento en relación a la cartera de negociación conlleva lo siguiente:

i.	aplicar las técnicas de “Valor en Riesgo” (VaR) para medir el riesgo de tipo de interés,
ii.	ajustar a mercado las carteras de negociación y la medición de la utilidad y pérdida diaria de las actividades comerciales,
iii.	comparar el VAR real con los límites establecidos,
iv.	establecer procedimientos de control de pérdidas en exceso de límites predeterminados y
v.	proporcionar información sobre las actividades de negociación para el ALCO, otros miembros de la Administración del Banco, y el Departamento de Riesgo Global de Santander – España.

Las funciones del departamento en relación a las carteras de gestión financiera conlleva lo siguiente:

i.	aplicar simulaciones de sensibilidad (como se explica abajo) para medir el riesgo de tipo de interés de las actividades en moneda local y la pérdida potencial previstas por estas simulaciones y
ii.	proporciona los informes diarios respectivos al ALCO, otros miembros de la Administración del Banco, y el Departamento de Riesgo Global de Santander – España.

Riesgo de mercado – Cartera de negociación

El Banco aplica metodologías de VaR para medir el riesgo de mercado de su cartera de negociación. El Banco tiene una posición comercial consolidada compuesta de inversiones de renta fija, comercio de monedas foráneas y una mínima posición de inversiones en acciones. La composición de esta cartera se compone esencialmente de bonos del Banco Central de Chile, bonos hipotecarios y bonos corporativos emitidos localmente de bajo riesgo. Al cierre de año la cartera de negociación no presentaba inversiones en carteras accionarias.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 155

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

Para el Banco, la estimación del VaR se realiza bajo la metodología de simulación histórica, la cual consiste en observar el comportamiento de las pérdidas y ganancias que se hubieran producido con la cartera actual de estar vigentes las condiciones de mercado de un determinado período histórico para, a partir de esa información, inferir la pérdida máxima con un determinado nivel de confianza. La metodología tiene la ventaja de reflejar de forma precisa la distribución histórica de las variables de mercado y de no requerir ningún supuesto de distribución de probabilidad específica. Todas las medidas VaR están destinadas a determinar la función de distribución para el cambio en el valor de una cartera determinada, y una vez conocida esta distribución, para calcular el percentil relacionados con el nivel de confianza necesario, que será igual al valor en riesgo en virtud de esos parámetros. Según lo calculado por el Banco, el VaR es una estimación de la pérdida máxima esperada del valor de mercado de una determinada cartera en un horizonte de 1 día a una confianza del 99,00%. Es la pérdida máxima de un día en que el Banco podría esperar a sufrir en una determinada cartera con el 99,00% de nivel de confianza. En otras palabras, es la pérdida que el Banco esperaría superar solo el 1.0% del tiempo. El VaR proporciona una sola estimación del riesgo de mercado que no es comparable de un riesgo de mercado a otro. Los retornos se calculan utilizando una ventana temporal de 2 años o al menos 520 datos obtenidos desde la fecha de referencia de cálculo del VaR hacia atrás en el tiempo.

El Banco no calcula tres VaR separados. Se calcula un solo VaR para toda la cartera de negociación la que, además, está segregada por tipo de riesgo. El programa VaR realiza una simulación histórica y calcula un Estado de ganancias y pérdidas (G&P) por 520 puntos de datos (días) para cada factor de riesgo (renta fija, divisas y renta variable). El G&P de cada factor de riesgo se suma y se calcula un VaR consolidado con 520 puntos o días de datos. A la vez, se calcula el VaR para cada factor de riesgo basado en el G&P individual calculado para cada factor. Es más, se calcula un VaR ponderado de la forma descrita anteriormente pero que da una ponderación mayor a los 30 puntos de datos más recientes. Se informa el mayor de los dos VaR. En 2011 y 2010, todavía se usaba el mismo modelo VaR y no ha habido ningún cambio de metodología.

El Banco usa las estimaciones VaR para entregar una advertencia en caso de que las pérdidas estimadas estadísticamente en la cartera de negociación excedan los niveles prudentes y, por ende, existen ciertos límites predeterminados.

Limitaciones del modelo VaR

Al aplicar esta metodología de cálculo no se hace ningún supuesto sobre la distribución de probabilidad de los cambios en los factores de riesgo, simplemente se utilizan los cambios observados históricamente para generar escenarios para los factores de riesgo en los que se valorará cada una de las posiciones en cartera.

Se hace necesaria la definición de una función de valoración fj(xi) para cada instrumento j, preferiblemente la misma que utiliza para el cálculo del valor de mercado y resultados de la posición diaria. Esta función de valoración se aplicará en cada escenario para generar precios simulados de todos los instrumentos en cada escenario.

Además, la metodología VaR debe interpretarse considerando las siguientes limitaciones:

-	Cambios en las tasas de mercado y los precios pueden no ser variables aleatorias independientes e idénticamente distribuidas, ni tampoco tener una distribución normal. En particular, el supuesto de distribución normal puede subestimar la probabilidad de movimientos extremos del mercado;

-	Los datos históricos utilizados por el Banco puede que no proporcionen la mejor estimación de la distribución conjunta de cambios en los factores de riesgo en el futuro, y cualquier modificación de los datos puede ser inadecuada. En particular, el uso de los datos históricos puede fallar en captar el riesgo de posibles fluctuaciones del mercado extremas y adversas independiente del periodo de tiempo utilizado.

-	Un horizonte de tiempo de 1 día puede que no capte plenamente aquellas posiciones de riesgo de mercado que no puedan ser liquidadas o cubiertas en un día. No sería posible liquidar o cubrir todas las posiciones en un día;

-	El VaR se calcula al cierre de los negocios, no obstante las posiciones de negociación pueden cambiar sustancialmente en el transcurso del día de negociación;

-	El uso de 99% de nivel de confianza no toma en cuenta, ni hace ninguna declaración acerca de, las pérdidas que puedan ocurrir más allá de este nivel de confianza, y

-	El modelo como tal VaR no captura todos los efectos complejos de los factores de riesgo sobre el valor de las posiciones o carteras, y por tanto, podría subestimar las pérdidas potenciales.
Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 156

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

En ningún momento de los años 2013 y 2012, el Banco excedió los límites VaR en relación a los 3 componentes que componen la cartera de negociación: inversiones renta fija, inversiones de renta variable e inversiones en moneda extranjera.

El Banco realiza back-testing diariamente y, por lo general, se descubre que las pérdidas por negociaciones superan al VaR estimado casi uno de cada 100 días comerciales. A la vez, se estableció un límite al VaR máximo que se esta dispuesto a aceptar sobre la cartera de negociación. Tanto en 2013 como 2012, el Banco se ha mantenido dentro del límite máximo que estableció para el VaR, incluso en aquellas instancias en que el VaR real superó el estimado.

Los niveles altos, bajos y promedios por cada componente y para cada año, fueron los siguientes:

VAR	2013 MMUSD	2012 MMUSD
Consolidado:
Alta	3,48	4,62
Baja	1,061	0,96
Promedio	1,72	2,33

Inversiones renta fija:
Alta	2,39	4,99
Baja	0,97	0,95
Promedio	1,57	2,24

Inversiones renta variable:
Alta	0,19	0,07
Baja	0,00	0,00
Promedio	0,00	0,00

Inversiones moneda extranjera
Alta	3,20	3,23
Baja	0,06	0,03
Promedio	0,69	0,66

Riesgo de mercado – Cartera de gestión financiera local y foránea

La cartera de gestión financiera del Banco incluye la mayoría de los activos del Banco y los pasivos que no son de negociación, incluyendo la cartera de créditos/préstamos. Para estas carteras, las decisiones de inversión y de financiación están muy influenciadas por las estrategias comerciales del Banco.

El Banco utiliza un análisis de sensibilidad para medir el riesgo de mercado de la moneda local y extranjera (no incluidos en la cartera de negociación). El Banco realiza una simulación de escenarios la cual vendrá calculada como la diferencia existente entre el valor presente de los flujos en el escenario escogido (curva con movimiento paralelo de 100 pb en todos sus tramos) y su valor en el escenario base (mercado actual). Todas las posiciones en moneda local indexadas a inflación (UF) se ajustan por un factor de sensibilidad de 0,57 lo que representa un cambio de la curva de tipos en 57 puntos base en las tasas reales y 100 puntos base en las tasas nominales. El mismo escenario se lleva a cabo para las posiciones en moneda extranjera netas y las tasas de interés de en US dólares. El Banco además ha establecido límites en cuanto a la pérdida máxima que estos tipos de movimientos en tasas de intereses puedan tener sobre el capital y los ingresos financieros netos presupuestados para el año.

Para determinar el límite consolidado, se agrega el límite de moneda extranjera al límite de la moneda local tanto para el límite de pérdida financiera neta como para el límite de pérdida de capital y reservas, usando la siguiente fórmula:

Límite consolidado = raíz cuadrada de a2 + b2 + 2ab

a: límite en moneda nacional.

b: límite en moneda extranjera.

Puesto que se asume que la correlación es 0. 2ab = 0.

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 157

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

Limitaciones de los modelos de sensibilidad

El supuesto más importante es el uso de un cambio de 100 puntos base en la curva de rendimiento (57 puntos base para las tasas reales). El Banco utiliza un cambio de 100 puntos base dado a que cambio repentinos de esta magnitud se consideran realistas. El Departamento de Riesgo Global de Santander España también ha establecido unos límites comparables por país, a fin de poder comparar, monitorear y consolidar el riesgo de mercado por país de una manera realista y ordenada.

Además, la metodología de simulaciones de sensibilidad debe interpretarse considerando las siguientes limitaciones:

-	La simulación de escenarios supone que los volúmenes permanezcan en el Estado de Situación Financiera Consolidado del Banco y que siempre son renovados a su vencimiento, omitiendo el hecho de que ciertas consideraciones de riesgo de crédito y pagos anticipados pueden afectar el vencimiento de determinadas posiciones.

-	Este modelo supone un cambio igual en toda la curva de rendimiento de todo y no toma en cuenta los diferentes movimientos para diferentes vencimientos.

-	El modelo no tiene en cuenta la sensibilidad de volúmenes que resulte de los cambios en las tasas de interés.

-	Los límites a las pérdidas de los ingresos financieros presupuestados, se calculan sobre una base de ingresos financieros previstos para el año que no se puede obtener, lo que significa que el porcentaje real de los ingresos financieros en situación de riesgo podría ser mayor de lo esperado.

Riesgo Mercado – Cartera de gestión financiera – 31 de diciembre de 2013 y 2012

	2013		2012
	Efecto en ingresos financieros	Efecto en capital	Efecto en ingresos financieros	Efecto en capital

Cartera de gestión financiera – moneda local (en $ MM)
Límite de pérdida	35.500	167.530	37.300	167.530
Alta	28.923	86.196	26.233	100.175
Baja	21.129	69.729	13.885	85.546
Promedio	25.124	77.849	20.054	92.312
Cartera de gestión financiera – moneda extranjera (en millones $US)
Límite de pérdida	30	30	40,0	40,0
Alta	17	26	24,3	14,7
Baja	2	2	3,7	4,5
Promedio	10	19	12,8	11,7
Cartera de gestión financiera – consolidada (en $MM)
Límite de pérdida	35.500	167.530	39.200	167.530
Alta	28.958	86.212	26.437	100.201
Baja	21.204	69.787	17.037	85.566
Promedio	25.146	77.891	21.165	92.457

Riesgo operacional

El riesgo operacional es el riesgo de pérdidas directas o indirectas derivadas de una amplia variedad de causas relacionadas con los procesos del Banco, personal, tecnología e infraestructura, y factores externos que no sean de crédito, mercado o liquidez, tales como los relacionados a los requisitos legales o regulatorios. Los riesgos operativos surgen de todas las operaciones del Banco.

El objetivo del Banco es la gestión de riesgo operacional a fin de mitigar las pérdidas económicas y daños a la reputación del Banco con una estructura flexible de control interno.

La Administración del Banco tiene la responsabilidad primordial para el desarrollo y aplicación de los controles para hacer frente a los riesgos operativos. Esta responsabilidad es apoyada por el desarrollo global de los estándares del Banco para la gestión del riesgo operacional en las siguientes áreas:

-	Requisitos para la adecuada segregación de funciones, incluyendo la autorización independiente de operaciones
-	Requisitos para la reconciliación y supervisión de transacciones
Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 158

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE DICIEMBRE DE 2013 Y 2012

NOTA N°40

ADMINISTRACIÓN DE RIESGOS, continuación

-	Cumplimiento con los requisitos legales y regulatorios aplicables
-	Documentación de controles y procedimientos
-	Requisitos para la evaluación periódica de los riesgos operativos aplicables, y la adecuación de los controles y procedimientos para hacer frente a los riesgos identificados
-	Requisitos para la revelación de pérdidas operativas y las medidas correctoras propuestas
-	Desarrollo de planes de contingencia
-	Capacitación y formación/desarrollo profesional
-	Establecimiento de normas ética de negocio
-	Reducción o mitigación de riesgos, incluyendo contratación de pólizas de seguros si tales son efectivas.

El cumplimiento de las normas del Banco se apoya en un programa de revisiones periódicas realizadas por auditoria interna del Banco y cuyos resultados de examinaciones son presentadas internamente a la gerencia de la unidad de negocio examinada y al CDA.

Concentración de riesgo

El Banco opera principalmente en Chile, por tanto la mayoría de sus instrumentos financieros están concentrados es ese país. Refiérase a la Nota 10 de los estados financieros para un detalle de la concentración por industria de los créditos y cuentas por cobrar del Banco.

NOTA N°41

HECHOS POSTERIORES

Durante el mes de enero de 2014 se emitió un bono por CHF 300.000.000, a una tasa de interés de 1% y cuyo vencimiento es el 31 de julio de 2017.

No existen otros hechos posteriores ocurridos entre el 01 de enero de 2014 y la fecha de emisión de estos Estados Financieros (20 de enero de 2014) que revelar.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	CLAUDIO MELANDRI HINOJOSA Gerente General

Estados Financieros Consolidados Diciembre 2013 / Banco Santander Chile 159